Exhibit 99.1

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This document comprises a prospectus relating to Espírito Santo Financial Group S.A. as required by the Luxembourg law of July 10, 2005 concerning prospectuses relating to transferable securities.

On the date of this document, 47,908,555 of the Shares are admitted to listing and trading on the Luxembourg Stock Exchange and on Euronext Lisbon and are admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities.

Application has been made for the New Shares to be admitted to listing and trading on the regulated market (as defined in Directive 2003/71/EC) of the Luxembourg Stock Exchange. Applications have also been made for the New Shares to be admitted to listing and trading on Euronext Lisbon, and to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. It is expected that admission to listing and trading of the New Shares will become effective on the Luxembourg Stock Exchange on July 19, 2005. It is also expected that admission to listing and trading on Euronext Lisbon and admission to the Official List and to trading on the London Stock Exchange’s market for listed securities will become effective on or shortly after July 19, 2005.

Espírito Santo Financial Group S.A. accepts responsibility for the information contained in this document. To the best of the knowledge of Espírito Santo Financial Group S.A., having taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

For a discussion of certain risks and factors that should be considered in connection with an investment in the New Shares see “Risk Factors”.

Espírito Santo Financial Group S.A.
(incorporated in the Grand Duchy of Luxembourg with limited liability – société anonyme)

Offer of 7,894,736 New Shares of 10 Euro each
(together with any New Shares issued pursuant to
the exercise of the Over-allotment Option)

Expected share capital immediately following the Offer
Authorised			Issued(1) (2)
Number	Amount		Number	Amount
100,000,000	Euro 1,000,000,000	Shares of 10 Euro each	55,803,291	Euro 558,032,910

(1)	Assuming no exercise of the Over-allotment Option. If the Over-allotment option is exercised in full, the number and amount of issued Shares will be 56,724,055 and Euro 567,240,550, respectively.

(2)
Immediately following the Offer (assuming no exercise of the Over-allotment Option), the dilution of the existing shareholders of ESFG will be 14.15 per cent. Assuming exercise of the Over-allotment Option in full, the dilution will be 15.54 per cent.

In connection with the Offer, the Stabilising Manager (or any of its agents or any other person acting for the Stabilising Manager) may over-allot or effect other transactions which stabilise or maintain the market price of the Shares at a level higher than that which might otherwise prevail in the open market. Such transactions may commence on or after the date of announcement of the Offer Price and will end no later than 30 days after that date. Such transactions may be effected on any securities market, over-the counter market, stock exchange or otherwise. However, there is no obligation on the Stabilising Manager to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time.

In connection with the Offer, Espírito Santo Financial Group S.A. has agreed with the Stabilising Manager that New Shares may be over-allotted for stabilisation purposes and has granted to the Stabilising Manager the Over-Allotment Option pursuant to which the Stabilising Manager may subscribe, or procure subscribers for, up to 920,764 additional New Shares, for the purposes of allowing it to cover short positions arising from such over-allotments and stabilising transactions. The Over-Allotment Option may be exercised in whole or in part at any time during the period commencing on the date of announcement of the Offer Price and ending 30 days after that date.

Each of Lehman Brothers International (Europe) and Espírito Santo Investment is acting for Espírito Santo Financial Group S.A. and no one else in connection with the Offer and will not regard any other person as its client in relation to the Offer and will not be responsible to anyone other than Espírito Santo Financial Group S.A. for providing the protections afforded to its clients nor for giving advice in relation to the Offer or the contents of this document or any transaction or arrangement referred to in this document.

Joint Global Co-ordinators and Joint Bookrunners

Espírito Santo		Lehman Brothers
Investment

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The New Shares made available pursuant to the Offer will, on Admission, rank pari passu in all respects with all existing Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission.

Investors should only rely on the information contained in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised by ESFG, Espírito Santo Investment or Lehman Brothers. Neither the delivery of this document nor any sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of ESFG or the ESFG Group since the date of this document or that the information in this document is correct as of any subsequent time. ESFG will comply with its obligation under Luxembourg law to publish any supplementary prospectus containing further or updated information and any information required by law or by any appropriate regulatory authority.

This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, New Shares to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The New Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The New Shares are being offered and sold only outside the United States to non-US persons in offshore transactions in reliance on Regulation S under the Securities Act. The New Shares may not be offered or sold in the United States or to US persons absent an exemption from the applicable registration requirements of the Securities Act and, subject to certain exceptions, may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of any national, resident or citizen of Australia, Canada or Japan. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The distribution of this document and the offer of the New Shares in certain jurisdictions may be restricted by law. No action has been or will be taken by ESFG, Espírito Santo Investment or Lehman Brothers to permit a public offering of the New Shares or to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to the New Shares) in any jurisdiction where action for that purpose may be required, except the applications for admission to listing and trading on the Luxembourg Stock Exchange and Euronext Lisbon and the applications for admission to the Official List and to trading on the London Stock Exchange’s market for listed securities. Accordingly, neither this document, nor any advertisement nor any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

For a description of the above and certain further restrictions on the offer and sale of the Shares and the distribution of this document, see “Securities laws” in paragraph 7 of “Additional Information”.

The contents of this document should not be construed as legal, business or tax advice. Each prospective investor should consult his or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

Percentages in tables have been rounded and accordingly may not add up to 100 per cent. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

In connection with the Offer, Espírito Santo Investment, Lehman Brothers and any of their respective affiliates, or affiliates of Espírito Santo Financial Group S.A. involved in banking, asset management, investment and/or funds businesses, acting as an investor for their own accounts may subscribe for New Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such securities, any other securities of Espírito Santo Financial Group S.A. or other related investments in connection with the Offer or otherwise. Accordingly, references in this document to the New Shares being issued, offered, subscribed or otherwise dealt with should be read as including any issue or offer to, or subscription or dealing by, Espírito Santo Investment, Lehman Brothers and any of their respective affiliates, or affiliates of Espírito Santo Financial Group S.A. involved in banking, asset management, investment and/or funds businesses, acting as an investor for their own accounts. Espírito Santo Financial Group S.A., Espírito Santo Investment and Lehman Brothers do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

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Unless a specific source is identified, all information regarding market and other operating and statistical data provided in this document is based on the ESFG Group’s own estimates. In making estimates, the ESFG Group relies on data produced internally and, where appropriate, external sources, including information made public by other market participants or associations, such as the Association of Mutual Funds, Pension Plans and Asset Management Companies and the Portuguese Association of Insurance Companies. As far as ESFG is aware and is able to ascertain from such external sources, no facts have been omitted which would render any such information or data presented in this document inaccurate or misleading. However, although publications prepared by other market participants or associations generally state that the information they contain has been obtained from sources believed to be reliable, the accuracy and completeness of such information is not guaranteed and neither ESFG nor any other member of the ESFG Group has independently verified such information.

Certain terms used in this document, including capitalised terms, are defined and explained in “Definitions”.

The contents of the websites of ESFG or of any other member of the ESFG Group do not form part of this document.

Forward-looking information

This document contains “forward-looking” statements with respect to some of the ESFG Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not only relate to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. In particular, this document contains forward-looking statements relating, but not limited, to the ESFG Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and equity price risk. See “Risk Management”. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, a number of which are beyond the ESFG Group’s control. As a result, the ESFG Group’s actual future results may differ materially from the plans, goals and expectations set out in these forward-looking statements.

Factors that could cause actual results to differ from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in Portugal and in other countries in which the ESFG Group has significant business activities or investments; competition in the banking and insurance sectors, principally in Portugal; the monetary and interest rate policies of the European Central Bank and other central banks; inflation; deflation; volatility in interest rates, foreign currency exchange rates and equity prices; changes in Portuguese, EU and other laws, regulations and taxes; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loan loss reserves and insurance reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; the occurrence of a natural calamity or political crises; and the success of the ESFG Group in managing the risks with respect to the foregoing. See “Risk Factors – Risks relating to the ESFG Group” for additional information on factors that could cause actual results to differ materially from those that may be indicated by the forward-looking statements contained in this document.

Any forward-looking statements made by or on behalf of the ESFG Group speak only as at the date of this document. The ESFG Group does not undertake to update forward-looking statements after Admission to reflect any changes in the ESFG Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statements are based.

Presentation of financial information

With the exception of the audited non-consolidated financial statements of ESFG for the year ended December 31, 2004 set out in “Financial Information and Auditors’ Reports”, and the unaudited consolidated financial statements of ESFG for the three month period ended March 31, 2005, incorporated by reference in this document as provided in “Incorporation by Reference”, the financial information in this document has been prepared in accordance with accounting principles generally accepted in Portugal (“Portuguese GAAP”) and unless otherwise specifically stated, the other financial information in this document has been prepared in accordance with Portuguese GAAP.

The unaudited consolidated financial statements of ESFG for the three month period ended March 31, 2005, incorporated by reference in this document as provided in “Incorporation by Reference” are required to be published pursuant to the rules and regulations of Euronext Lisbon. They have not been reviewed or audited by ESFG’s auditors.

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The ESFG Group has identified and quantified the impact of IFRS on its financial statements. For more information on the current status of the IFRS transition project and the accounting differences identified, see “Operating and Financial Review and Prospects – Transition to International Financial Reporting Standards”.

ESFG’s fiscal year ends on December 31, and references in this document to “fiscal year” refer to the year ended December 31 of the year specified.

Unaudited financial information extracted from ESFG’s accounting records is to be found principally in “Summary”, “Information about Espírito Santo Financial Group S.A.”, “Selected Statistical Information” and “Operating and Financial Review and Prospects”.

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SUMMARY

The following information is in summary form and should be read as an introduction to this document and does not purport to be complete and is taken from, and is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document. Certain terms used in this document are defined in “Definitions”. Prospective investors should read, and any decision to invest in the New Shares should be based on consideration of, this entire document, including “Risk Factors”, which discusses certain risk factors which might affect the holding of Shares, and not on the following summary information.

Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the European Economic Area, no civil liability will attach to the Directors in any such member state solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court in a member state of the European Economic Area, the claimant may, under the national legislation of that member state where the claim is brought, be required to bear the costs of translating this document before legal proceedings are initiated.

Expected timetable of principal events(1)
2005
Admission and expected commencement of dealings in the New Shares on the Luxembourg Stock Exchange	July 19
Admission and expected commencement of dealings in the New Shares on the London Stock Exchange	on or shortly after July 19
Admission and expected commencement of dealings in the New Shares on Euronext Lisbon	on or shortly after July 19

(1)	Each of the times and dates in the above timetable is subject to change. References to times are to Luxembourg time unless otherwise stated. Temporary documents of title will not be issued.

Offer statistics

Offer Price	€19.00
Number of New Shares being offered in the Offer (1)	7,894,736
Number of New Shares subject to the Over-Allotment Option	920,764
Number of Shares in issue immediately following Admission (1)	55,803,291
Estimated net proceeds of the Offer receivable by ESFG (1)(2)	€143,049,985

(1)	Assuming no New Shares are issued pursuant to the Over-Allotment Option.
(2)	The estimated net proceeds receivable by ESFG are stated after deduction of the underwriting commissions and other estimated fees and expenses of the Offer payable by ESFG.

Information about ESFG

Introduction

The ESFG Group is an integrated financial services group comprising ESFG and its subsidiary companies. Its banking and insurance operations are located primarily in Portugal. At December 31, 2004, the ESFG Group had consolidated assets of Euro 50.5 billion and consolidated shareholders’ equity of Euro 129.7 million. Consolidated net profit for the year ended December 31, 2004 was Euro 52.7 million. The total unaudited capitalisation and indebtedness of ESFG as at April 30, 2005 was approximately Euro 1.4 billion.

The ESFG Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stockbroking and private banking, and a full line of insurance operations. The ESFG Group conducts its commercial banking activities primarily through BES, the third largest full-service financial group in Portugal in terms of total assets and BIC, a commercial bank specialising in residential mortgage loans and high net worth individuals, both headquartered in Portugal. The ESFG Group’s investment banking business is managed primarily through BESI, based in Portugal, while its asset management activities are operated through ESAF and CBESSA, based in Portugal and Switzerland, respectively. The ESFG Group conducts its stockbrokerage activities through BESI in Portugal, its subsidiary ESI (Spain) (formerly, Benito y Monjardin, SV, S.A.) in Spain and its Brazilian subsidiary BES Securities S.A. The ESFG Group conducts its insurance business mainly through Tranquilidade and Tranquilidade-Vida.

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History

The ESFG Group’s origins date from 1884, when José Maria de Espírito Santo Silva founded a bank in Lisbon, which was BES’s predecessor. In the 1930s, the Espírito Santo family acquired a significant shareholding in Tranquilidade. In 1975, the Portuguese government nationalised virtually all institutions in the banking and insurance industries, including BES and Tranquilidade. The Espírito Santo family, deprived of its Portuguese base, began new operations outside Portugal, primarily in the financial services industry, and in 1984, ESFG was established.

In 1986, when the Portuguese government enacted legislation which once again permitted the private ownership of financial services companies, the ESFG Group recommenced its operations in Portugal through BIC and BESI. In the same year, the Portuguese government embarked on a programme of privatising state-owned companies which they had previously nationalised, including many in the financial services sector. In association with Crédit Agricole, a major French financial services group, and other investors, ESFG acquired control of Tranquilidade and BES between 1990 and 1992.

The ESFG Group’s business

Principal activities and markets

The ESFG Group is engaged principally in two business areas, banking and insurance, and its operations are concentrated mainly in Portugal. The ESFG Group’s operations outside of Portugal complement its Portuguese activities, primarily serving Portuguese businesses and individuals abroad. At December 31, 2004, the ESFG Group’s assets in Portugal accounted for 76.9 per cent. of its total consolidated assets and, for the fiscal year then ended, the ESFG Group derived 74.4 per cent. of its total revenues from its operations in Portugal.

Banking

The ESFG Group conducts a broad range of banking activities, including commercial banking, investment banking, asset management and private banking services. The BES Group is the third largest full-service commercial bank in Portugal based on total assets. At December 31, 2004, the BES Group accounted for 87.9 per cent. of the ESFG Group’s total assets at December 31, 2004, 58.4 per cent. of the ESFG Group’s total revenues for the year then ended and substantially all of its operating income, in each case after intra-group eliminations.

For the year ended December 31, 2004, the ESFG Group reported a return on average equity and return on average assets of 49.56 per cent. and 0.58 per cent., respectively, as calculated by the ESFG Group in accordance with Portuguese GAAP. Tier I and total Basle capital ratios were 5.1 per cent. and 12.03 per cent., respectively, at December 31, 2004.

Insurance

The ESFG Group engages in a full line of insurance operations. The ESFG Group’s life insurance business is conducted through its subsidiary Tranquilidade-Vida and, since its inception in 1994, its activities have centred primarily on three kinds of products, private pension plans, capitalisation profits and pure risk (or term) products. Through its subsidiary Tranquilidade, the ESFG Group conducts a traditional insurance business (comprising accident and health, fire and other damage, motor, marine and third party liability insurance) via a network of agents and, through its subsidiary, ES Seguros, the ESFG Group markets its non-life insurance products through the branch networks of BES and BIC.

At the ESFG Group consolidated level, after intra-group eliminations, the insurance companies accounted for 8.6 per cent. of ESFG’s total assets at December 31, 2004 and 37.6 per cent. of its total revenues in 2004, and contributed a Euro 0.4 million loss before taxes and minority interests for the year then ended.

Directors, senior management and employees

ESFG is administered by the Board, which must consist of at least three members, who may also be shareholders of ESFG. Their term of office is six years. At the date of this document, the Board consists of twenty-three Directors. The Senior Management of ESFG is comprised of three Senior Vice Presidents. Mr Espírito Santo Salgado, the Chairman of the Board, acts as principal executive and financial officer. There is no specific allocation of responsibility among the remaining Directors.

Luxembourg law does not require any independence requirement for the members of the board of directors of a Luxembourg company. ESFG considers that of ESFG’s twenty-three Directors, only four have no material relationship with ESFG and/or other relationships that preclude independence and, as such, would be considered to be independent.

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ESFG has no employees. The ESFG Group employed in the aggregate approximately 9,745 persons at December 31, 2004, including approximately 1,127 outside Portugal.

Major shareholders and related party transactions

As of June 30, 2005, Espírito Santo International held directly or indirectly 27,751,416 Shares, representing approximately 57.92 per cent. of the share capital of ESFG. Immediately following completion of the Offer (assuming no exercise of the Over-allotment Option), Espírito Santo International is expected to hold 27,751,416 Shares, representing approximately 49.73 per cent. of the share capital of ESFG. If the Over-allotment Option is exercised in full, Espírito Santo International is expected to hold 27,751,416 Shares, representing approximately 48.92 per cent. of the share capital of ESFG.

Espírito Santo International S.A. is the immediate holding company of ESFG. Seven of the directors of Espírito Santo International S.A. are also Directors. Espírito Santo International S.A. is 48.2 per cent. owned, directly or indirectly, by members of the Espírito Santo family and certain Portuguese nationals close to the family (including certain of the directors of Espírito Santo International S.A. and ESFG). Private individuals not related to the family hold the balance of the shares in Espírito Santo International S.A.

The ESFG Group has business relationships with a number of entities in which it owns significant equity interests, which own significant equity stakes in the ESFG Group, or with which it is otherwise associated. It also has business relationships with a number of entities in which members of the Board hold management positions. The ESFG Group conducts all of its business with these entities on terms equivalent to those that would exist if it did not have equity interests in them or management members in common and were not otherwise associated with them.

Auditors

The auditors of ESFG are KPMG Audit S.à.r.l., chartered accountants (Réviseurs d’Entreprises), whose registered address is at 31 Allée Scheffer, L-2520 Luxembourg.

Strategy

The ESFG Group

The ESFG Group’s primary strategy is to further develop its ability to cross-sell the full range of financial services offered by its subsidiaries, while taking advantage of further cost reduction opportunities afforded by a more efficient integration of the ESFG Group’s inter-related businesses. While the ESFG Group has consistently followed a strategy of organic growth, it faces increasing consolidation in the Portuguese banking and insurance industries. The ESFG Group thus remains open to pursuing other means of ensuring that it will continue to play a major role in the financial and banking sectors in Portugal in appropriate circumstances, including pursuing opportunities for external growth in Portugal or other relevant markets.

Banking

ESFG’s principal aims for BES are to increase its profitability, market share and productivity, while maintaining strong solvency and liquidity ratios, adequate loan quality and a conservative provisioning policy in respect of overdue loans. In order to achieve these goals, the ESFG Group has sought to strengthen BES’s position within the Portuguese commercial banking sector by (i) increasing the penetration of its existing client base through enhanced customer service, (ii) substantially expanding its commercial banking network to accommodate increasing demand and ensure adequate marketing capabilities, (iii) consolidating its existing operations in an effort to control expenses and improve productivity, and (iv) expanding loan volumes in the retail sector while maintaining its traditional strong position with small- and medium-sized companies.

Insurance

ESFG’s principal aim for its insurance subsidiaries is to ensure their long term competitiveness.

This strategy will have to encompass organic or non-organic growth opportunities in the non-life sector, some of which may be provided by the concentration of non-life market share in the public sector, emphasising cross selling possibilities within ESFG Group’s financial operations in the Portuguese market, including the assurefinance platform, and leveraging life and non-life bancassurance platform with other distribution networks in the market.

The reinforcement of the financial strength of Tranquilidade, through the entry of a new partner or through other means, is also seen as a requisite to enhance competitiveness.

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On the life sector, the strategy is to tailor the profiles of the products to the new fiscal environment and to the new competitive aspects. This strategy may entail further streamlining and proximity between the banking and insurance operations of the ESFG Group in Portugal.

Risk factors

The ESFG Group’s business, its revenues, operating income, net income, net assets and liquidity and capital resources may be affected by factors such as: the economic environment, the regulatory environment and restrictions, the transition to IFRS, market risks, credit risk, insurance risks, operational risks, competition, the pledge of Tranquilidade and Tranquilidade-Vida shares, the structure of the ESFG Group and its majority shareholder.

The Shares may be affected by factors such as: share price volatility and exchange rate fluctuations.

These risks are not the only ones that the ESFG Group faces. Some risks are not yet known to the ESFG Group and some that the ESFG Group does not currently believe to be material could later turn out to be material.

Operating and financial review and prospects

At December 31, 2004, the ESFG Group had total assets of Euro 50.5 billion. As of that date, the ESFG Group’s gross loan portfolio was Euro 29.6 billion and its net loan portfolio (i.e., total loans less provisions for loan losses) was Euro 28.7 billion. In 2004, ESFG’s net income increased to Euro 52.7 million from Euro 35.9 million in 2003, principally as a result of lower provisions of loan losses, higher other income and lower income taxes.

Most of the ESFG Group’s operations are in Portugal, and, as a result, its revenues and net income are affected by general economic trends prevailing in Portugal. Most of its revenues, costs, assets and liabilities are denominated in Euro.

The Portuguese banking markets, particularly the markets for deposit taking and mortgage lending, are characterised by strong competition. In 2004, this competition had a negative impact on the ESFG Group’s net interest income and net interest margin, i.e. net interest income as a percentage of average interest-earning assets. Net interest income declined by 3.9 per cent. from Euro 743.3 million in 2003 to Euro 714.3 million in 2004, and the net interest margin declined from 1.94 per cent. in 2003 to 1.76 per cent. in 2004.

The ESFG Group’s insurance operations experienced a 3.8 per cent. increase in insurance premiums in 2004 to Euro 1,305.8 million. Net investment income and other income increased slightly from Euro 203.2 million in 2003 to Euro 208.2 million in 2004. As a result of the merger of ESIA with Tranquilidade, which took place in December 2004, the ESFG Group accounted for an extraordinary restructuring charge of Euro 12.8 million.

Other key features of the ESFG Group’s 2004 results include the following:

•	fees and commissions increased by 12.7 per cent., from Euro 356.1 million in 2003 to Euro 401.3 million in 2004, driven by higher levels of fees and commissions on traditional banking services;

•
the aggregate of net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions decreased by 18.0 per cent. compared to 2003. This was due to a strong decline in net gains on foreign currency and financial derivatives transactions;

•	the 3.8 per cent. growth in insurance premiums reflected moderate growth in the life and non-life business, combined with a stronger increase in the non-life bancassurance business; and

•
insurance benefits and claims and insurance underwriting and related expenses rose by 5.8 per cent. to Euro 1,389.5 million in 2004, from Euro 1,313.6 million in 2003, reflecting an increase in the ESFG Group’s insurance activities in 2004.

Reasons for the Offer and use of proceeds

The net proceeds receivable by ESFG pursuant to the Offer (assuming no exercise of the Over-Allotment Option) are estimated to be approximately Euro 143.0 million after deduction of underwriting commissions (of a maximum of approximately Euro 6.0 million) and other expenses relating to the issue of the New Shares (estimated to be Euro 1.0 million).

ESFG intends to apply the net proceeds of the Offer in the following way:

•	to fund any capital requirements of the ESFG Group;

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•	unless previously converted, to fund the redemption of any of ESFG’s outstanding Euro 200,000,000 Convertible Bonds due 2006 and Euro 110,000,000 Convertible Bonds due 2007, each at maturity;

•	to repay other debt of the ESFG Group; and

•	for general financing purposes.

Details of the Offer

The Offer

The Offer has been fully underwritten by the Underwriters in accordance with the terms of the Placing Agreement entered into between ESFG and the Underwriters. The Offer is subject to the satisfaction of conditions contained in the Placing Agreement. All New Shares issued pursuant to the Offer will be issued at the Offer Price.

Subject to certain restrictions on the offer and sale of the Shares and the distribution of this document, New Shares are being made available to institutional investors in Luxembourg, Portugal, the United Kingdom and elsewhere. The New Shares have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in transactions exempt from the registration requirements of the Securities Act.

Admission to trading

Application has been made for the New Shares to be admitted to listing and trading on the regulated market (as defined in Directive 2003/71/EC) of the Luxembourg Stock Exchange. Applications have also been made for the New Shares to be admitted to listing and trading on Euronext Lisbon, and to be admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. It is expected that admission to listing and trading of the New Shares will become effective on the Luxembourg Stock Exchange on July 19, 2005. It is also expected that admission to listing and trading on Euronext Lisbon and admission to the Official List and to trading on the London Stock Exchange’s market for listed securities will become effective on or shortly after July 19, 2005.

Over-allocation

In connection with the Offer, ESFG has agreed with the Stabilising Manager that New Shares may be over-allotted for stabilisation purposes and has granted to the Stabilising Manager the Over-Allotment Option pursuant to which the Stabilising Manager may subscribe, or procure subscribers for, up to 920,764 additional New Shares, for the purposes of allowing it to cover short positions arising from such over-allotments and stabilising transactions. The Over-Allotment Option may be exercised in whole or in part at any time during the period commencing on the date of announcement of the Offer Price and ending 30 days after that date.

Lock-up arrangements

Each of ESFG, Espírito Santo International S.A. and Espírito Santo Irmãos SGPS, S.A. has agreed to enter into lock-up arrangements preventing them from issuing or selling (as appropriate) Shares in the 90-day period following the date of announcement of the Offer Price, without the prior written consent of the Underwriters. These lock-up arrangements are subject to certain limited exceptions.

Additional information

Share capital and constitutional documents

ESFG is a limited liability company (société anonyme) incorporated under Luxembourg law on November 28, 1984 for an unlimited duration. The registered office and principal place of business of ESFG is located at 231, Val des Bons-Malades, L-2121 Luxembourg-Kirchberg, Luxembourg, and its telephone number is (+ 352) 437-227. ESFG is registered with the Luxembourg Register of Commerce and Companies under number B-22.232.

Immediately prior to the publication of this document, the authorised share capital of ESFG was 1 billion Euro, comprising 100 million Shares, of which 47,908,555 Shares were issued (all of which were fully paid or credited as fully paid).

The Board is authorised by its Statuts for a period expiring on 20 August 2007, by board resolution, to issue new Shares, in one or several transactions, up to an amount equal to the authorised share capital of ESFG, without reserving a preferential subscription right to existing shareholders, at such price (including any share issue premium) as is determined by the Board.

ESFG’s Statuts, which set out its corporate objects and purpose, are filed with the Luxembourg Register of Commerce and Companies.

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Documents on display

Copies of the documents required to be put on display by the Luxembourg law of July 10, 2005 concerning prospectuses relating to transferable securities are available for inspection during usual business hours on any weekday (Saturdays, Sundays excepted) at the Luxembourg Stock Exchange (and in relation to documents which are incorporated by reference in this document, such documents are also available in electronic form on the web-site of the Luxembourg Stock Exchange) and at the registered office of Espírito Santo Financial Group S.A., 231 Val des Bons- Malades, L-2121 Luxembourg and of Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955 Luxembourg.

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RISK FACTORS

Risks relating to the ESFG Group

This section describes some of the risks that could affect the ESFG Group’s businesses. The risks below should be considered in connection with any forward-looking statements in this document and the cautionary statements contained on page 3 of this document.

The risks below are not the only ones that the ESFG Group faces – some risks are not yet known to the ESFG Group and some that the ESFG Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the ESFG Group’s business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Economic environment

As a financial group whose core businesses are banking (taking deposits and using them to make loans) and, to a lesser extent, selling life and non-life insurance in Portugal, the state of the Portuguese economy affects the performance of the ESFG Group. To a lesser extent, the ESFG Group’s performance, results of operations and financial condition are also affected by the economic conditions and levels of economic activity in other countries where the ESFG Group operates, such as the United States, Spain, France, the United Kingdom and Brazil. A downturn in the economy of any of these countries, particularly in Portugal, could lead to an increase in the defaults by the ESFG Group’s customers on the loans extended to them. In addition, protracted economic declines could reduce the overall level of economic activity in the market, thereby reducing the ESFG Group’s ability to collect deposits and forcing it to satisfy its liquidity requirements by resort to the more expensive capital markets as a result.

Regulatory environment and restrictions

The ESFG Group’s banking and insurance activities are subject to extensive regulation by the European Central Bank, the Bank of Portugal and the Portuguese Insurance Institute (the Instituto de Seguros de Portugal, or “ISP”), mainly relating to liquidity levels, solvency, provisioning, and insurance policy terms and conditions.

The minimum cash requirement applicable to Portuguese banks is currently fixed at 2 per cent. of the total amount of deposits. An increase in the legal reserves or a decline in the rate accrued on those cash reserves would have an adverse impact on ESFG’s results of operations.

Portuguese banks are required to maintain a solvency ratio of at least 8.0 per cent. The solvency ratio is defined as Tier I capital plus Tier II capital divided by risk-weighted assets. At December 31, 2004, the BES Group’s solvency ratio was 12.06 per cent. The capital adequacy requirements applicable to the BES Group limit its ability to extend loans to customers and may require it to issue additional equity capital or subordinated debt in the future, which are expensive sources of funds. Any change in the existing, or the introduction of new, capital adequacy requirements could have an adverse impact on the ESFG Group’s results of operations.

In addition, the Bank of Portugal has established minimum provisioning requirements regarding current loans, overdue loans, securities, equity holdings, sovereign risk and other contingencies. Therefore, any change in these requirements could have a material adverse impact on the ESFG Group’s results of operations. See “Selected Statistical Information – Provision and allowance for loan losses” for more information on the ESFG Group’s provisioning policies with respect to loans.

Transition to International Financial Reporting Standards

The adoption of IFRS from January 1, 2005 has involved considerable changes to the Portuguese Plan of Accounts for the Banking System (“PABS”) and to the Portuguese Plan of Accounts for the Insurance Sector (“PAIS”), which establish the Portuguese GAAP presently used by the ESFG Group in the preparation of its financial statements. These new accounting rules have a significant impact on the ESFG Group’s accounting practices. Therefore, following the adoption of IFRS, the ESFG Group’s financial condition and results of operations as of and for the years ended December 31, 2004 (restated) and 2005 will differ from the way in which they are currently presented in the financial statements.

Although the ESFG Group has completed its process to identify and quantify the impact of IFRS on its financial statements, since the accounting standards are subject to further change and interpretation prior to December 31, 2005, the assessment of the impact should be considered provisional and could ultimately be materially different from the current best estimate of the effect of adopting IFRS. For more information on the current status of the

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IFRS transition project and the accounting differences identified, see “Operating and Financial Review and Prospects – Transition to International Financial Reporting Standards”.

Market risks

The ESFG Group is subject to the risks typical of banking and insurance activities, such as interest rate fluctuations, exchange rate variations and capital markets volatility. As is the case with other banks in Portugal, the ESFG Group, and especially its banking and corporate operations segment, is particularly exposed to differentials between the interest rates payable by it on deposits and the interest rates that it is able to charge on loans to customers and other banks. This exposure stems from the fact that in the Portuguese market loans typically have variable interest rates, whereas the interest rates applicable to deposits are usually fixed for periods that may vary between three and six months. As a result, Portuguese banks, including the ESFG Group, frequently experience difficulties in adjusting the interest rates that they pay for deposits in line with market interest rate declines. This trend is reinforced by intense competition among the banks. If the ESFG Group is unable to adjust interest on deposits in line with the interest rates on loans, its interest income could rise less or decline more than its interest expense, in which case the ESFG Group’s results could be negatively affected. See “Risk Management” for a description of these specific risks.

Credit risk

In addition to the risks described above, the ESFG Group is subject to credit risk, i.e., the risk that the ESFG Group’s borrowers and other counterparties may become unable to meet their payment obligations to the ESFG Group. Although the ESFG Group regularly reviews its exposure to specific borrowers and other counterparties and to specific industries and countries that it believes present special concerns, defaults may arise from events and circumstances that are difficult or impossible to predict or detect. In addition, the ESFG Group’s collateral may be insufficient to cover its exposure, for example, as a result of sudden market declines that reduce the value of the collateral. Accordingly, if a major borrower or other counterparty were to default on its obligations, the ESFG Group’s results of operations and financial condition could suffer.

The ESFG Group’s provisions for credit losses provide a reserve against probable losses inherent in loans and advances. Estimating probable losses, however, is inherently uncertain and depends on many factors, including general economic conditions, changes in the ratings assigned to the ESFG Group’s borrowers and other counterparties, structural changes in industries that alter the competitive position of the companies operating in these industries as well as other external factors, such as legal and regulatory requirements. An increase in the ESFG Group’s provisions for loan losses or any loan losses in excess of these provisions could have a material adverse effect on the ESFG Group’s financial condition and results of operations.

Insurance risks

Part of the ESFG Group’s property and casualty insurance business involves covering losses from unpredictable events such as floods, earthquakes, hurricanes, fires, industrial explosions, terrorist attacks and other man-made or natural disasters. The ESFG Group also maintains technical reserves to cover potential claims in its life insurance business and sets up provisions for claims in its property and casualty insurance business, based on actuarial valuations. These provisions do not represent an exact liability. Instead, they are based on statistical projections. Therefore, the ESFG Group cannot ensure that actual losses on claims will not differ from the initial estimates made and recorded in the accounts. Even though the ESFG Group normally seeks to reduce its exposure to such events through the purchase of reinsurance, claims related to such events could adversely affect the ESFG Group’s financial results.

The availability and cost of reinsurance is primarily related to factors such as prevailing insurance premiums, levels of insured claims, the underwriting policies and processes of the reinsured, levels of insurance industry surplus and use of underwriting capacity, which may in turn fluctuate in response to changes in rates of return on investments earned in the reinsurance industry. Changes in the reinsurance market may affect the results of ESFG’s insurance subsidiaries.

Operational risks

The ESFG Group is subject to certain operational risks, including interruption of service, errors, fraud by third parties, omissions and delays in providing services and risk management requirements. The ESFG Group continually monitors these risks by means of, among other things, advanced administrative and information systems and insurance coverage in respect of certain operational risks.

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However, the ESFG Group may be unable to successfully monitor and prevent these risks in the future. Any failure to successfully execute the ESFG Groups’ risk management and control policies could materially adversely affect its financial condition and results of operations.

Competition

Structural changes in the Portuguese economy over the past several years have significantly increased the strength and scope of competition in the Portuguese banking and insurance sectors. These changes principally relate to the privatisation of large sectors of the economy, including banking and insurance, as well as to the integration of the Portuguese economy into the European Union and the introduction of the Euro.

The ESFG Group faces intense competition in all of its areas of operation; in particular, competition in the Portuguese banking (deposits, mortgages, consumer credit, leasing, investment banking and asset management) and insurance markets has the most significant effect on the ESFG Group’s results and operations. The ESFG Group’s competitors in the Portuguese markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market), and domestic and foreign insurance companies. Over the last years, mergers and acquisitions involving the largest Portuguese banks and insurance companies have resulted in a significant concentration of market shares. The ESFG Group’s principal competitors in banking (ranking in terms of assets as of December 31, 2004) as well as insurance activities are Caixa Geral de Dépositos S.A., Millenium bcp Group, BPI Group and Santander Totta Group in the banking sector and Mundial Confiança-Império-Fidelidade, Millenium bcp Fortis, AXA and Allianz in the insurance sector. Competition has further increased as a result of the emergence of non-traditional distribution channels, such as internet and telephone banking.

Pledge of Tranquilidade and Tranquilidade-Vida shares

ESFG currently holds, indirectly through PARTRAN SGPS, S.A. (“PARTRAN”) and BESPAR SGPS, S.A. (“BESPAR”), 100 per cent. of the voting interest and a 66.7 per cent. economic interest in Tranquilidade and 90.5 per cent. of the voting interest and a 60.5 per cent. economic interest in Tranquilidade-Vida. The entire economic interest held indirectly by ESFG in each of these subsidiaries is pledged to a consortium of banks led by Caixa Geral de Depósitos S.A. as security for a 3-year loan in the amount of Euro 203 million provided to BESPAR in July 2003. Pursuant to and during the term of the loan, any additional shares issued by Tranquilidade and Tranquilidade-Vida held by PARTRAN and/or BESPAR, as the case may be, are also required to be pledged. This loan is a renewal of an original 3-year loan in the amount of Euro 300 million provided to PARTRAN in July 2000 in order to fund the acquisition in the market of the shares of Tranquilidade that it did not own at that time. If, pursuant to the terms of this pledge, Caixa Geral de Dépositos S.A. were to become entitled to and decide to enforce its security in relation to all or some of the pledged shares in Tranquilidade and Tranquilidade-Vida, this would result in a reduction of the economic interest and could result in the loss of voting interest held indirectly by ESFG in one or both of these subsidiaries.

Structure of the ESFG Group

ESFG is a financial holding company, holding and administering participating interests in other companies. It does not conduct business of its own. Dividends from ESFG’s direct and indirect subsidiaries, together with any investment income, are ESFG’s sole source of funds to pay interest and other expenses and any dividends. The inability of ESFG’s direct and indirect subsidiaries to pay dividends in an amount sufficient to enable it to meet its cash requirements at the holding company level could have a material adverse effect on its business and its ability to pay dividends.

Majority shareholders

After completion of the Offer (assuming no exercise of the Over-Allotment Option), it is expected that Espírito Santo International will hold, directly or indirectly, approximately 49.73 per cent. of the issued share capital of ESFG (from 57.92 per cent. at June 30, 2005). This may have the effect of among other things, delaying, preventing or deterring a change in control of ESFG, which could deprive shareholders of ESFG of an opportunity to receive a premium for their Shares as part of a sale or merger and may negatively affect the market price of the Shares.

Espírito Santo International is able to influence significantly the affairs and actions of ESFG, including matters requiring shareholder approval, such as the approval of significant corporate actions and the composition of the Board. Six of the directors of Espírito Santo International S.A. are also Directors. Espírito Santo International S.A. is 48.2 per cent. owned, directly or indirectly, by members of the Espírito Santo family and certain

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Portuguese nationals close to the family (including certain of the Directors of Espírito Santo International S.A. and ESFG).

The interests of Espírito Santo International may differ from the interests of the other shareholders of ESFG and thus an investor may disagree as to whether any action opposed or supported by Espírito Santo International is in the best interests of shareholders generally.

Risks relating to the Shares

Share price volatility

The share prices of publicly traded companies can be volatile. The price at which the Shares may be quoted and the price that an investor may realise for its Shares will be influenced by a large number of factors, some specific to the ESFG Group and its operations and some which may affect the banking and/or insurance industries as a whole or publicly quoted companies generally. These factors could include the ESFG Group’s financial performance, large purchases or sales of Shares, legislative or regulatory changes in the banking and/or insurance industry and general economic conditions.

There is no guarantee that the Share price will increase in the future. The price of the Shares can go down as well as up and the past should not be taken as a guide to the future.

Exchange rate fluctuations

The Shares are, and any dividends to be paid in respect of them will be, denominated in Euro. An investment in Shares by an investor whose principal currency is not Euro exposes the investor to foreign currency exchange rate risk. Any depreciation of Euro in relation to such foreign currency will reduce the value of the investment in the Shares or any dividends in foreign currency terms, and any appreciation of Euro will increase the value in foreign currency terms.

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SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the years ended December 31, 2002, 2003 and 2004 set out below is derived from, should be read in conjunction with, and is qualified in its entirety by reference to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”. ESFG’s audited consolidated financial statements as of, and for the years ended, December 31, 2002, 2003 and 2004 have been audited by KPMG.

ESFG’s audited consolidated financial statements have been prepared, for all years presented, in conformity with Portuguese GAAP, which differs in certain significant respects from IFRS. See “Operating and Financial Review and Prospects – Transition to International Financial Reporting Standards” for a description of the main differences between Portuguese GAAP and IFRS, which will impact upon ESFG’s audited consolidated financial statements.

	As of and for the year ended December 31,

	2002	2003	2004

	(Euro millions, except share data and ratios)
CONSOLIDATED INCOME STATEMENT DATA:
Total interest income	1,887.7	1,671.8	1,637.1
Total interest expense	(1,064.7)	(928.5)	(922.8)

Net interest income	823.0	743.3	714.3
Provision for loan losses	(231.8)	(264.0)	(218.9)

Net interest income after provision for loan losses	591.2	479.3	495.4
Total other income (1)	1,663.6	2,284.7	2,386.9
Total other expense (2)	2,137.4	2,443.5	2,544.2

Income before income taxes and minority interests	117.4	320.5	338.1
Income taxes	(14.2)	(66.7)	(49.1)
Minority interests	(146.4)	(217.7)	(237.0)
Income/(loss) in associated undertakings	(1.9)	(0.2)	0.7

Net income/(loss)	(45.1)	35.9	52.7

SHARE DATA:
Net income per share (3)
Basic	(1.04)	0.79	1.10
Diluted	(1.04)	0.79	1.10
Weighted average number of shares outstanding (3)
For basic earnings per share	43,253,371	45,643,406	47,908,555
For diluted earnings per share	43,253,371	45,643,406	47,908,555

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	As of and for the year ended December 31,

	2002		2003	2004

	(Euro millions, except ratios)
CONSOLIDATED BALANCE SHEET DATA:
Assets
Cash and cash equivalents (4)	6,744.9		7,303.4	6,397.7
Trading and investment securities (5)	9,239.4		9,723.3	11,320.5
Net loans	26,416.9		26,770.0	28,725.7
Property and equipment	527.6		440.7	446.9
Other assets and accrued interest	2,659.8		3,426.0	3,622.2

Total assets	45,588.6		47,663.4	50,513.0

Liabilities and Shareholders’ Equity
Deposits (6)	23,192.6		22,853.6	23,088.5
Short-term borrowings (7)	2,969.8		2,270.7	2,233.1
Corporate borrowings, long-term debt and convertible bonds	11,290.4		13,233.3	15,378.0
Insurance reserves	4,977.5		5,383.5	5,930.0
Other liabilities and accrued interest	1,088.6		1,670.7	1,438.5

Total liabilities	43,518.9		45,411.8	48,068.1

Minority interests	2,029.4		2,167.3	2,315.2
Shareholders’ equity	40.3		84.3	129.7

Total liabilities and shareholders’ equity	45,588.6		47,663.4	50,513.0

PROFITABILITY RATIOS: (8)
Return on average assets	0.23%		0.54%	0.58%
Return on average equity	(83.75%	)	122.01%	49.56%

(1)	Includes a gain of Euro 65.3 million in 2003 from the sale of Credibom, and gains in 2004 of Euro 121.8 million from the sale of subsidiaries and other equity holdings.
(2)	Includes in 2003 and 2004 the amounts of Euro 124.1 million and Euro 106.4 million, respectively, related to the increase in provisions for general banking risks and other liabilities and charges.
(3)
See Note 27 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports” for a description of the basis for the calculation of earnings per share.

(4)	Cash and cash equivalents comprise cash and due from banks and interest-earning deposits with banks.
(5)	Includes the balances of other equity holdings.
(6)	Deposits include deposits from banks, demand deposits and time deposits.
(7)	Short-term borrowings include securities sold under repurchase agreements and other short-term borrowings.
(8)
Return on average assets is calculated by dividing income for the year before minority interests by the average assets of the ESFG Group during the year. Return on average equity is calculated by dividing net income for the year by the weighted average equity during the year.

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REASONS FOR THE OFFER AND USE OF PROCEEDS

The net proceeds receivable by ESFG pursuant to the Offer (assuming no exercise of the Over-Allotment Option) are estimated to be approximately Euro 143.0 million after deduction of underwriting commissions (of a maximum of approximately Euro 6.0 million) and other expenses relating to the issue of the New Shares (estimated to be Euro 1.0 million).

ESFG intends to apply the net proceeds of the Offer in the following way:

•	to fund any capital requirements of the ESFG Group;

•	unless previously converted, to fund the redemption of any of ESFG’s outstanding Euro 200,000,000 Convertible Bonds due 2006 and Euro 110,000,000 Convertible Bonds due 2007, each at maturity;

•	to repay other debt of the ESFG Group; and

•	for general financing purposes.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the total unaudited capitalisation and indebtedness of ESFG as at April 30, 2005, and as adjusted to reflect the issuance of the New Shares:

	April 30, 2005

	(Euro millions)
Corporate Borrowings and Other Long Term Debt (1)(2)	591.4		591.4
Medium- and long-term	591.4		591.4
Shareholders’ Equity
Subscribed Capital	479.1	(3)	558.0	(4)
Share premium	170.5		241.6	(4)
Legal reserves	24.5		24.5
Retained earnings	139.7		139.7

Total Shareholders’ Equity	813.8		963.8	(4)

Total	1,405.2		1,555.2	(4)

(1)
ESFG has two outstanding convertible bonds: Euro 200 million issued in December 2001 and Euro 110 million issued in January 2002 (see note 16 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”).

(2)	ESFG has no guaranteed indebtedness.
(3)
ESFG’s authorised capital is Euro 1 billion (10 million shares of nominal value Euro 10 each). ESFG’s subscribed capital is Euro 479,085,550 represented by 47,908,555 shares of par value Euro 10 each, all of which are fully paid. There is only one category of shares, ordinary shares.

(4)	Adjusted to reflect the issuance of the New Shares (assuming no exercise of the Over-allotment Option).

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INFORMATION ABOUT ESPÍRITO SANTO FINANCIAL GROUP S.A.

Introduction

The ESFG Group is an integrated financial services group comprising ESFG and its subsidiary companies. Its banking and insurance operations are located primarily in Portugal. At December 31, 2004, the ESFG Group had consolidated assets of Euro 50.5 billion and consolidated shareholders’ equity of Euro 129.7 million. Consolidated net profit for the year ended December 31, 2004 was Euro 52.7 million.

The ESFG Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stockbroking and private banking, and a full line of insurance operations. The ESFG Group conducts its commercial banking activities primarily through BES, the third largest full-service financial group in Portugal in terms of total assets and Banco Internacional de Crédito, S.A. (“BIC”), a commercial bank specialising in residential mortgage loans and high net worth individuals, both headquartered in Portugal. The ESFG Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, S.A. (“BESI”), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, S.A. (“ESAF”) and Compagnie Bancaire Espírito Santo, S.A. (“CBESSA”), based in Portugal and Switzerland, respectively. The ESFG Group conducts its stockbrokerage activities through BESI in Portugal, its subsidiary Espírito Santo Investment, SAU, SV (“ESI (Spain)”) (formerly, Benito y Monjardin, SV, S.A.) in Spain and its Brazilian subsidiary BES Securities S.A., in which Banco Bradesco S.A. holds a 20 per cent. interest. The ESFG Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade S.A. (“Tranquilidade”) and Companhia de Seguros Tranquilidade- Vida S.A. (“Tranquilidade-Vida”).

The principal organisational structure of the ESFG Group is set out below:

The ESFG Group holds a voting interest of 49.2 per cent. in BES, a level which cannot exceed 50 per cent. without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, given the voting interest, the ESFG Group consolidates BES in its financial statements.

The ESFG Group conducts its non-life insurance activities in Portugal through Tranquilidade (in which the ESFG Group holds 100 per cent. of the voting interest and a 66.7 per cent. economic interest), Espírito Santo Companhia de Seguros S.A. (“ES Seguros”), which is jointly owned by BES, BESPAR and Tranquilidade (in which the ESFG Group holds a 100 per cent. voting interest and a 53.2 per cent. economic interest), and until the end of November 2004 Espírito Santo Inter-Atlântico Companhia de Seguros, S.A. (“ESIA”), a small Portuguese operation (in which the ESFG Group held 100 per cent. of the voting and economic interests) which was then sold to, and subsequently merged with, Tranquilidade. The ESFG Group’s life insurance activities in Portugal are conducted through Tranquilidade-Vida, which is jointly owned by Tranquilidade and BESPAR (altogether, the ESFG Group has 90.5 per cent. of the voting interest and a 60.5 per cent. economic interest).

The entire economic interest held indirectly by ESFG in each of Tranquilidade and Tranquilidade-Vida is pledged to a consortium of banks led by Caixa Geral de Dépositos S.A. as security for a 3-year loan in the amount of Euro 203 million provided to BESPAR in July 2003. Pursuant to and during the term of the loan, any additional shares issued by these subsidiaries are also required to be pledged. This loan is a renewal of an original 3-year loan in the amount of Euro 300 million provided to PARTRAN in July 2000 in order to fund the acquisition in the market of the shares of Tranquilidade that it did not own at the time.

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The ESFG Group is engaged in the process of simplifying its organisational structure in order to achieve a clearer and more transparent structure. This process may result in the removal of one or more of the intermediate holding companies and the streamlining of the ESFG Group’s banking and insurance interests.

This streamlining may result in increased operational and structural links between the banking and insurance operations. The development of the ESFG Group’s interests in the insurance sector is also under strategic consideration. This streamlining and development may involve the introduction of additional strategic partners for the insurance businesses and/or entail changes in the relative proportions held directly or indirectly by ESFG, its sub-holding companies and its partner, the Crédit Agricole Group, in the capital of some of the operating subsidiaries of the ESFG Group (from that set forth below in “– Key minority interests in ESFG Group companies”).

History

The ESFG Group’s origins date from 1884, when José Maria de Espírito Santo Silva founded a bank in Lisbon, which was BES’s predecessor. In the 1930s, the Espírito Santo family acquired a significant shareholding in Tranquilidade. After the Second World War, BES became one of Portugal’s largest commercial banks and Tranquilidade became one of its leading insurance companies. In 1975, the Portuguese government nationalised virtually all institutions in the banking and insurance industries, including BES and Tranquilidade. The Espírito Santo family, deprived of its Portuguese base, began new operations outside Portugal, primarily in the financial services industry, and in 1984, ESFG was established.

In 1986, when the Portuguese government enacted legislation which once again permitted the private ownership of financial services companies, the ESFG Group recommenced its operations in Portugal through BIC and BESI. In the same year, the Portuguese government embarked on a programme of privatising state-owned companies which they had previously nationalised, including many in the financial services sector. In association with Caisse Nationale de Crédit Agricole, S.A. (“Crédit Agricole”), a major French financial services group, and other investors, ESFG acquired control of Tranquilidade and BES between 1990 and 1992. In order to maximise its resources and gain access to additional sector know-how, the ESFG Group has made its primary investments in these companies primarily in association with strategic partners which have assisted the ESFG Group in formulating its strategy, particularly in connection with the development and marketing of products in the retail sector.

Recent developments

In June 2003, the BES Group sold a 45 per cent. stake in the share capital of Credibom – Sociedade Financeira para Aquisições a Crédito, S.A. (“Credibom”), a company specialised in consumer credit finance, to Banque Sófinco, S.A. (a subsidiary of Crédit Agricole, S.A.), keeping a 15 per cent. interest, which was subsequently sold to the same party in June 2004.

In February 2004, BES sold preferred shares in the Brazilian bank Banco Bradesco S.A. (see Note 7 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”). The proceeds from this sale were fully re-invested in voting shares, raising BES’s interest in the voting capital of Banco Bradesco S.A. from 3.5 per cent. to 6.7 per cent.

In April 2004, the BES Group sold its investment in Portline – Transportes Marítimos Internacionais S.A. In July 2004, the BES Group sold its investment in Clarity Payment Solutions, Inc.

In July 2004, BES and Caixa Geral de Depósitos S.A. concluded an agreement for the acquisition of Lusogest, SGIIC, S.A. and Lusopensiones, SGFP, S.A., the asset management units of the CGD Group in Spain. The transaction included, in addition to the acquisition of the asset management units, a commercial agreement for the distribution of BES Group asset management products through the Banco Simeón branch network, which comprises 172 branches in Spain. The two companies Lusogest and Lusopensiones have been integrated into the ESAF group of companies.

On November 30, 2004, Tranquilidade, a subsidiary in which ESFG holds a 66.7 per cent. interest, acquired ESIA, a wholly owned subsidiary of the ESFG Group. As at December 30, 2004, ESIA merged with Tranquilidade.

In December 2004, the BES Group sold 80 per cent. of the investment held in ES Concessões SGPS, S.A.

In January 2005, Banco Espírito Santo, S.A. (“BESSA”), a Spanish subsidiary, concluded the acquisition of Banco Inversión in Spain and initiated the process of integrating its commercial network and assets managers. This operation increased the amount of assets under management in Spain to approximately Euro 1.8 billion.

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Key minority interests in ESFG Group companies

The ESFG Group has made most of its investments in association with partners in the financial services industry in order to maximise its resources. The ESFG Group’s most significant association has been with Crédit Agricole, which in 1990 and 1991 joined with the ESFG Group in the acquisition of BES and Tranquilidade. To this end, ESFG and Crédit Agricole formed two acquisition vehicles, BESPAR and PARTRAN. Through BESPAR and PARTRAN, Crédit Agricole participates as a strategic partner in the management and operation of BES, Tranquilidade and Tranquilidade-Vida. The ESFG Group’s association with Crédit Agricole has been mutually beneficial, in terms of profitability for the ESFG Group and introducing the ESFG Group to new financial techniques (including bancassurance operations described below). The association has also enabled Crédit Agricole to access the Portuguese market.

BESPAR and PARTRAN are controlled, directly and indirectly, by the ESFG Group, which, as of June 30, 2004, held, respectively, 66.9 per cent. and 66.7 per cent. of the voting interest in these entities. In order to reflect Crédit Agricole’s interest, the articles of association of BESPAR and PARTRAN provide certain protections for minority shareholders. Pursuant to these provisions, any two directors who vote against a resolution of the board of directors because they view it as contrary to the shareholders’ interests have the right to request a general meeting of shareholders. Resolutions facing such objections will be suspended unless and until approved by a majority of 76 per cent. of the shareholders. A super-majority of 76 per cent. of the shareholders is also required for the transfer of shares of BES or Tranquilidade by BESPAR or PARTRAN, amendments to the articles of association of these companies, the issuance of convertible bonds, and the election and removal of corporate officers. As of December 31, 2004, Crédit Agricole had a voting interest of 32.6 per cent. in BESPAR and 33.3 per cent. in PARTRAN. Consequently, Crédit Agricole’s votes are necessary to obtain the required super-majority.

Because the ESFG Group’s interests in certain of its subsidiaries are held by one or more entities controlled by the ESFG Group, ESFG’s economic interest (i.e. the percentage interest in the shareholders’ equity and net income of such subsidiary after eliminating minority interests in such subsidiary and immediate ESFG Group controlled entities) in such subsidiaries is less than the ESFG Group’s direct or indirect voting interest therein. For information on the accounting treatment of minority interests in ESFG Group companies, see “Operating and Financial Review and Prospects”.

The ESFG Group’s business

Principal activities and markets

The ESFG Group is engaged principally in two business areas, banking and insurance, and its operations are concentrated mainly in Portugal.

The following table shows the distribution of the ESFG Group’s total assets at December 31, 2002, 2003 and 2004 and contributions to revenues and operating income for the years then ended with respect to each segment.

	2002	2003	2004

	(Euro millions)
Assets (1)
Banking	41,377.9	43,161.1	46,129.8
Insurance	4,165.1	4,428.5	4,349.3

TOTAL	45,543.0	47,589.6	50,479.1

Revenues (1)(2)
Banking	1,451.8	1,602.9	1,617.9
Insurance	1,074.6	1,461.2	1,514.0

TOTAL	2,526.4	3,064.1	3,131.9

Operating Income (1)(3)
Banking	354.8	354.4	381.6
Insurance (4)	(178.1)	14.0	(0.4)

TOTAL	176.7	368.4	381.2

(1)	Excludes corporate items.
(2)	Represents net interest income and other income.
(3)	Operating income represents net income before income taxes, minority interests and earnings in associated undertakings.
(4)	For an explanation of operating income attributable to the ESFG Group’s insurance operations, see “Operating and Financial Review and Prospects – Results of operations”.

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The ESFG Group’s operations outside of Portugal complement its Portuguese activities, primarily serving Portuguese businesses and individuals abroad. At December 31, 2004, the ESFG Group’s assets in Portugal accounted for 76.9 per cent. of its total consolidated assets and, for the fiscal year then ended, the ESFG Group derived 74.4 per cent. of its total revenues from its operations in Portugal.

The following table presents the ESFG Group’s business geographical distribution of total interest income and other income for the three years ended December 31, 2004.

	As of and for the year ended December 31,

	2002	2003	2004

	(Euro millions)
Portugal	3,230.8	3,219.8	2,992.6
Other EU countries	212.1	558.8	677.1
Other Europeans countries	51.2	44.2	82.9
North-America	–	112.2	200.2
Latin America	–	10.8	38.8
Asia	–	3.5	3.6
Africa	–	13.5	26.1
Other	57.2	(6.3)	2.7

TOTAL	3,551.3	3,956.5	4,024.0

ESFG’s two main segments are banking and insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises life insurance and non-life insurance.

The following table shows revenues by category of activity for the three years ended December 31, 2004.

	As of and for the year ended December 31,

	2002	2003	2004

	(Euro millions)
Banking	1,153.1	1,354.5	1,342.8
Leasing and factoring	57.9	57.6	64.1
Consumer credit	83.1	63.8	34.5
Asset management	71.8	71.0	68.9
Brokerage	25.8	33.0	50.3
Others	60.1	23.0	57.3

Total banking	1,451.8	1,602.9	1,617.9

Life insurance	659.2	1,037.1	1,081.7
Non-life insurance	415.4	424.1	432.3

Total insurance	1,074.6	1,461.2	1,514.0

Corporate	(39.8)	(36.1)	(30.7)

REVENUES (1)	2,486.6	3,028.0	3,101.2

(1)	Revenues are represented by net interest income and other income.

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Banking

The ESFG Group conducts a broad range of banking activities, including commercial banking, investment banking, asset management and private banking services. The BES Group is the third largest full-service commercial bank in Portugal based on total assets. At December 31, 2004, the BES Group accounted for 87.9 per cent. of the ESFG Group’s total assets at December 31, 2004, 58.4 per cent. of the ESFG Group’s revenues for the 12 months then ended and substantially all of its operating income, in each case after intra-group eliminations.

For the year ended December 31, 2004, the ESFG Group reported a return on average equity and return on average assets of 49.56 per cent. and 0.58 per cent., respectively, as calculated by the ESFG Group in accordance with Portuguese GAAP. See “Selected Statistical Information – Return on equity and assets”. Tier I and total Basle capital ratios were 5.1 per cent. and 12.03 per cent., respectively, at December 31, 2004.

Based on internal studies, the ESFG Group believes that, in 2004, the BES Group had an average market share of approximately 17.7 per cent. (compared with 17.2 per cent. in 2003 and 17.0 per cent. in 2002). The BES Group calculates its average market share based on the non- weighted average of the market shares it holds in products such as deposits, individual pension plans, other financial life insurance, mutual funds, production of mortgage loans, loans to corporations, consumer loans and credit card turnover, leasing, factoring, brokerage and internet banking, credit cards and POS (traded volume). In calculating market share data, the BES Group uses relevant available official sources of information, including publications by the Bank of Portugal, the Portuguese Banks Association, the Association of Mutual Funds, the APFIN - Associação Portuguesa das Sociedades Gestoras de Fundos de Investimento and the Portuguese Association of Insurance Companies. Where no official sources exist (e.g., internet banking), the BES Group relies on its own estimates.

Since 1992, the BES Group has substantially expanded its banking network. In Portugal, the BES Group increased the number of BES branches from 230 at December 31, 1992 to 471 at December 31, 2004. Including BIC, Banco Electrónico de Serviço Total, S.A. (“Banco BEST”) and Banco Espírito Santo dos Açores, S.A. (“BAC”), the BES Group’s operations had a network of 607 branches in Portugal at December 31, 2004. While the BES Group has focused on organic growth through expansion of its branch network in Portugal, it embarked on a strategic branch expansion in Spain in June 1992 when it acquired a small Spanish bank, since renamed Banco Espírito Santo, S.A., with currently 26 branches located primarily along the Portuguese-Spanish border. Banco Espírito Santo de Angola, SARL (“BES Angola”) has six branches in Angola. The BES Group also has seven other foreign branches and two representative offices.

Commercial banking

The ESFG Group provides a full range of banking and related financial services through its commercial banking operations. It is active in Portugal, Spain, the USA, China and Angola through BES’s international branches, subsidiaries and representative offices, and separately in France.

The ESFG Group’s commercial banking operations in Portugal are conducted primarily through BES, in which the ESFG Group holds a 49.2 per cent. voting and a 32.8 per cent. economic interest. Crédit Agricole is a minority investor in BES and is the ESFG Group’s strategic partner in the management and operation of BES. See “– Key minority interests in ESFG Group companies”. The public owns approximately 36 per cent. of BES’s ordinary shares which are listed on the Euronext Lisbon. At December 31, 2004, BES had shareholders’ equity of Euro 2,253.8 million.

BES in turn conducts a portion of its commercial banking business through its subsidiaries, namely: BIC (mortgage loans), BESI (investment banking), BESSA (private and corporate banking in Spain), Banco Espírito Santo do Oriente, S.A. (“BES-Oriente”) (private and corporate banking in Macau), Espírito Santo Bank (“ESB”) (private and corporate banking in the United States), Banco BEST (on-line bank specialising in asset management) and Banco Espírito Santo de Angola, SARL (corporate banking in Angola).

The ESFG Group’s commercial banking activities are carried out in France through Banque Espírito Santo et de la Vénétie, S.A. (“BES Vénétie”), which is jointly controlled by ESFG and BES.

The ESFG Group’s customer base is diverse and is comprised of large Portuguese corporations, Portuguese subsidiaries of foreign corporations, public sector institutions, small- to medium-sized Portuguese businesses and individuals. Financial services provided by the ESFG Group include wholesale and retail deposit taking, commercial and consumer lending, funds transfers, credit card facilities, foreign exchange, distribution of mutual funds and trading and investment securities, including corporate and government debt securities and providing securities custodial services. In addition to traditional banking services, the ESFG Group engages in various

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complementary higher margin activities such as asset management, leasing, factoring and stockbrokerage and distribution of life and non-life insurance. These complementary activities allow the ESFG Group to extend its services to a broader clientele and to enhance its service to its existing client base.

Lending

The ESFG Group has consistently aimed to develop a balanced and diversified loan portfolio, while maintaining what it believes is a conservative provisioning policy in respect of overdue loans.

The ESFG Group believes its success in broadening its customer base over the last decade is evidenced by the expansion in loans to individuals, including mortgages and consumer credit during that period. Accounting for a small percentage of the total in 1992, such loans represented 32.7 per cent. of the ESFG Group’s total loan portfolio at the end of 2004. In 2004, the ESFG Group’s gross consolidated loan portfolio grew by 7.1 per cent. to Euro 29.6 billion, with domestic loans growing 7.3 per cent.

The ESFG Group’s gross consolidated domestic (non-cross border) loan portfolio amounted to Euro 24.9 billion as of December 31, 2004 and was directed to the following principal business sectors: real estate – mortgage (32 per cent.), construction and public works (11 per cent.), wholesale and retail (10 per cent.), real estate - construction (8 per cent.), services provided to corporate clients (7 per cent.), instalment loans to individuals (6 per cent.), transport and communications (3 per cent.) and textile and clothing (2 per cent.). Each other economic sector individually accounted for less than 2 per cent. of the total domestic loans. See “Selected Statistical Information – Loan portfolio” for a more detailed breakdown of the ESFG Group’s loan portfolio. As of December 31, 2004, total gross international loans amounted to Euro 4.7 billion and were directed to the following principal business sectors: investment management (17 per cent.), real estate – construction (11 per cent.), commercial (11 per cent.), services provided to corporate clients (9 per cent.), real estate – mortgage (8 per cent.), construction and public works (7 per cent.), transport and communications (4 per cent.), instalment loans to individuals (3 per cent.) and agriculture (2 per cent.).

In recent years, the ESFG Group’s consolidated loan maturity profile has moved towards medium- and long-term loans. This trend is part of the ESFG Group’s strategy to increase its lending activity with respect to individuals, particularly in the area of mortgage-backed loans, which have long maturities. As a result, the percentage of the loan portfolio with a maturity of less than one year decreased from 63 per cent. as of December 31, 1995 to 38.2 per cent. as of December 31, 2004.

Approximately 15.8 per cent. of the ESFG Group’s consolidated loans are to customers who are not resident in Portugal. Most of these loans are extended through BES’s overseas branches (London, New York, Nassau, Cayman Islands and Madeira-offshore), BIC’s overseas branches (Cayman Islands and Madeira-offshore) and various subsidiaries of ESFG and BES (BESSA in Spain, BES Vénétie in France, Espírito Santo Bank (Panama), S.A. in Panama, CBESSA in Switzerland, Espírito Santo Financière, S.A. in Luxembourg, BES-ORIENTE in Macau, ESB in the United States and BES Angola). Most of the trade finance lending is conducted through these entities.

Deposit taking

At December 31, 2004, the ESFG Group’s consolidated deposits from customers totalled Euro 19.9 billion. At the BES Group level they were held by over 1.2 million individuals and 117,000 corporate depositors.

At the BES Group, at December 31, 2004, approximately 50 per cent. of consolidated deposits were from individuals, 26 per cent. were from domestic small- and medium-sized companies and 24 per cent. were from major corporations. Deposits from non-resident customers (mainly corporate customers) accounted for 24 per cent. of the BES Group’s total deposits. See “Selected Statistical Information – Deposits”.

For more information on the ESFG Group’s banking activities, see “Selected Statistical Information”.

Internet banking

Internet banking is carried out by the BES Group. Its management expects the number of internet users and the volume of transactions effected through the internet to grow, particularly with the increase in new internet access technologies (e.g., through cable, ADSL and interactive television). Accordingly, BES has developed a strategy involving the enhancement of its multi-channel distribution network, particularly internet banking, as a complement to its existing relationships with its customers (both individuals and corporate customers).

As part of its multi-channel distribution policy, the BES Group seeks to encourage its customers to use the web-based channels BESnet and BESnet Negócios (designed for individuals and corporate clients, respectively). At December 31, 2004, there were approximately 711,000 BESnet users (a 6 per cent. increase over the previous

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year) indicating a penetration ratio of the customer base of 45 per cent. In the corporate segment, since the launch of BESnet Negócios, an innovative internet banking service directed toward small- and medium-sized enterprises at the end of 1999, the BES Group has developed new features to adapt its banking services to the needs of corporate customers. At December 31, 2004, there were approximately 37,000 BESnet Negócios users (a 13 per cent. increase over the previous year). Logins were up by 30 per cent. and transactions by 70 per cent., indicating that subscriber companies were making increasingly frequent use of the service, particularly to carry out transactions.

In April 2000, the BES Group signed a strategic partnership agreement with the Portugal Telecom Group and Caixa Geral de Depósitos S.A. The BES Group and its partners recognised the increasing convergence of technology, communications and content, and considered that it was essential to establish stronger and closer mutual collaboration ties with strategic allies in Portugal. Under this agreement two main initiatives have been launched by the BES Group jointly with the Portugal Telecom Group and Caixa Geral de Depósitos S.A.

One of these initiatives is Banco BEST, an internet bank launched in June 2001, which specialises in asset management, deposits, brokerage, funds and insurance products. Banco BEST’s product range includes products of the BES Group and the ESFG Group, as well as third parties’ products. Banco BEST started its activities with a share capital of Euro 32.4 million, and its shareholders are BES Group, holding a 66 per cent. stake, and Portugal Telecom, holding a 34 per cent. stake. As of December 31, 2004, Banco BEST’s share capital amounted to Euro 55.0 million, net assets amounted to Euro 254.7 million and customer deposits amounted to Euro 181 million. The BES Group’s other strategic initiative – a portal for small- and medium-sized enterprises called pmelink.pt (serving as an intermediary for purchases of sundry materials and services at reduced cost) – was launched jointly with Caixa Geral de Depósitos S.A. in May 2001 as the first Portuguese online business centre. In 2004, total sales were Euro 10 million.

Investment banking

The ESFG Group conducts investment banking operations in Portugal through BESI, a member of the BES Group (where the ESFG Group holds a 100 per cent. voting interest and a 32.8 per cent. economic interest). BESI’s investment banking and advisory activities focus on domestic as well as certain international markets (Brazil, Spain and the United Kingdom) and mainly concentrate on project finance, structured finance, mergers and acquisitions, corporate finance and capital markets (including privatisations, primary and secondary market securities trading as well as underwriting of equity and debt issues).

BESI had total consolidated assets of Euro 2,516 million at December 31, 2004 and net income of Euro 53.5 million for the 12 months then ended. In 2004 the strategy adopted for investment banking continued to focus on Iberia and Brazil. During 2004, in Spain, the subsidiary ESI (Spain) changed its name to Espírito Santo Investment SAU, SV (from Benito y Monjardin, SV, S.A.) with the purpose of achieving greater identification with the Espírito Santo brand. In Brazil, BES Group continues to develop the investment banking joint venture with Banco Bradesco S.A. in order to benefit from the significant potential of this business area in Brazil.

Leasing and factoring

In February 2004, the ESFG Group companies involved in leasing and factoring - Besleasing Mobiliária - Sociedade de Locação Financeira, S.A. (equipment leasing), Besleasing Imobiliária - Sociedade de Locação Financeira, S.A. (property leasing) and Euroges – Aquisição de Créditos a Curto Prazo, S.A. (factoring) - were merged into a single unit subsequently renamed Besleasing e Factoring – Instituição Financeira de Crédito, S.A. (“Besleasing e Factoring”). Despite the adverse conditions of the economy during the year, in 2004 Besleasing e Factoring achieved leading performances in the various segments where it operates, gaining market share across the board: property leasing grew by 39 per cent., equipment leasing by 47.1 per cent. and factoring by 29 per cent. Based on this performance, the company ranked second in all these products, with a share of 17.4 per cent. in the production of leasing operations according to APELEASE (the Portuguese Association of Leasing Companies) and of 20.8 per cent. in factoring (credit under management) according to APEF, the Portuguese Association of Factoring Companies.

Car financing

Locarent – Companhia Portuguesa de Aluguer de Viaturas, S.A. (“Locarent”) is a car rental company incorporated in 1991 and is a partnership between BES, Caixa Geral de Depósitos S.A. and Servingest, SGPS. BES acquired a shareholding of 45 per cent. in Locarent in December 2003, the remaining share capital is held by Caixa Geral de Depósitos S.A. (45 per cent.) and Servingest, SGPS (10 per cent.). Locarent started its commercial activities at the end of May 2004.

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Consumer credit

The ESFG Group is also involved in the credit card business, through CREDIFLASH Sociedade Financeira para Aquisições a Crédito, S.A., a credit card management company and member of the BES Group, with assets of Euro 139.6 million and loans to customers of Euro 130.0 million as of December 31, 2004 and net income of Euro 9.4 million in 2004. BES Group also provides all types of consumer credit through its network of branches.

Asset management

The ESFG Group carries out asset management activities mainly though two operations, ESAF in Portugal and CBESSA in Switzerland. The ESFG Group holds a 90.0 per cent. voting and a 30.9 per cent. economic interest in ESAF, whose subsidiaries are involved in various fund management activities. During 2000, the ESFG Group acquired full control of two Spanish asset management companies – Gescapital and GES-BM – to better develop the ESFG Group’s private banking activities in Spain. During 2001, Gescapital and GES-BM were combined and the new merged entity was renamed Espírito Santo Gestión S.A., which together with Espírito Santo Pensiones, SGFP, S.A., are held by Espírito Santo Activos Financeiros, S.A., a Spanish holding company held 50 per cent. by BESSA and 50 per cent. by ESAF. During 2004 BES acquired Lusogest and Lusopensiones, the asset management units of CGD Group in Spain. Outside of Iberia, the ESFG Group conducts asset management and private banking activities principally through CBESSA, a wholly owned portfolio management company established in Switzerland in 1976. CBESSA income primarily comprises management commissions, associated fees, foreign exchange transactions and, to a lesser extent, lending activities.

At December 31, 2004, the ESFG Group had total assets under management of Euro 16.8 billion.

Brokerage

The ESFG Group conducts its stockbrokerage activities through BESI in Portugal, ESI (Spain) in Spain and BES Securities S.A. in Brazil.

Since 2000, the ESFG Group has expanded its stock brokerage activities through the acquisition of ESI (Spain) an independent Spanish asset management and brokerage company, referred to above. In 2004, this subsidiary’s net income increased to Euro 19.2 million (from Euro 3.0 million in 2003).

During 2004, BESI was placed in 1st and 10th position in the ranking of brokerage in Portugal (according to Euronext Lisbon) and Spain (according to Sociedad de Bolsas), respectively. In Brazil, according to Stockmaster, the broker BES Securities S.A. moved from 51st (in 2003) to 23rd position in the Bovespa ranking.

Insurance

According to the ISP, at December 31, 2004, the ESFG Group’s insurance subsidiaries, Tranquilidade, Tranquilidade-Vida and ES Seguros were, together, the third largest insurance group in Portugal in terms of premium income. At the ESFG Group consolidated level, after intra-group eliminations, the insurance companies accounted for 8.6 per cent. of ESFG’s total assets at December 31, 2004 and 37.6 per cent. of its total revenues in 2004, and contributed a Euro 0.4 million loss before taxes and minority interests for the 12-month period then ended.

Since it acquired control of Tranquilidade in 1990, the ESFG Group has achieved substantial growth in its insurance business. Prior to the formation of Tranquilidade-Vida in 1994, Tranquilidade conducted both the ESFG Group’s life insurance business and its non-life insurance business. In 1994, the ESFG Group’s life insurance business was transferred to Tranquilidade-Vida. In part based on the experience of Crédit Agricole in France, the ESFG Group has been able to expand its activities by using BES’s and BIC’s branch networks to distribute ES Seguros’ and Tranquilidade-Vida’s products (bancassurance) and by implementing policies to increase efficiency and enhance cost reduction. According to the figures published by ISP, in 2004, Tranquilidade, ES Seguros and Tranquilidade-Vida achieved an overall market share of 12.4 per cent. in the Portuguese insurance market (14.3 per cent. in life and 9.4 per cent. in non-life), compared to 12.9 per cent. (15.8 per cent. in life and 9.1 per cent. in non-life) in 2003 calculated based on insurance premiums. The Portuguese insurance market increased by 10.5 per cent. overall in 2004 (15.7 per cent. in life and 3.5 per cent. in non-life).

In order to achieve more sophisticated assessments of the risks of the business underwritten and to increase efficiency, Tranquilidade and Tranquilidade-Vida have made substantial investments in information technology, with spending as a percentage of premiums averaging approximately 3 per cent. over the last five years.

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Life insurance

Since its inception in 1994, Tranquilidade-Vida’s activities have centred primarily on three kinds of products, private pension plans, capitalisation products and pure risk (or term) products. The marketing of such products has relied significantly on the support of the branch distribution network of the BES Group, in accordance with the well established strategy of bancassurance. The percentage of life products sold through the BES Group network has settled at consistent high levels (over 90 per cent.) at least since 1999, reaching 93.5 per cent. in 2004 (92.5 per cent. in 2003).

Of the three products, private pension plans have the highest market share in Portugal reaching an estimated 27.4 per cent. in 2004 according to Tranquilidade-Vida and a growth in premiums of 4.2 per cent in the same year. Particular effort was made to promote unit-linked products within the private pension plan line reflected in the 533 per cent. growth in such products in 2004.

Likewise, in relation to capitalisation products, Tranquilidade-Vida’s growth strategy is directed mostly to unit linked products and less to guaranteed products, although the growth in unit-linked capitalisation products grew at the modest rate of 3.7 per cent. in 2004. The growth of 7 per cent. in guaranteed capitalisation products reflects to some extent the demand from the BES Group clientele.

As a result of the emphasis put on unit-linked products, both in the private pension plans and capitalisation lines, the weight of unit linked products over the total production of Tranquilidade-Vida increased from 25 per cent. in 2003 to 33 per cent. in 2004.

The 4.2 per cent. growth in premiums arising from traditional life products in 2004 reflects mainly the progress in the pure life risk segment, resulting both from mortgage related policies marketed through the BES Group and other policies marketed through Tranquilidade’s agents.

Non-life insurance

Tranquilidade conducts a traditional insurance business (comprising accident and health, fire and other damage, motor, marine and third party liability insurance) via a network of agents, while ES Seguros markets its products primarily through the branch networks of BES and BIC. Crédit Agricole holds a minority interest in Tranquilidade. See “– Key minority interests in ESFG Group companies”.

Tranquilidade is also active in the assurfinance business, which involves selling products such as mortgage loans, personal loans and current accounts through selected agents. Tranquilidade’s assurfinance programme currently accounts for approximately 12 per cent. of the ESFG Group’s new mortgage loans and 5 per cent. of its total mortgage stock. In addition, the ESFG Group believes the programme permits Tranquilidade to improve retention of its best agents, for whom assurfinance sales represent close to 5 per cent. of their commissions. For agents selling assurfinance, these commissions represent 14 per cent. of their total income.

In 2002, Tranquilidade restructured its marketing organisation around three segments: individuals/families, small- and medium-sized enterprises and large clients. The key objective of this restructuring was to facilitate a fully customised marketing approach adapted to the characteristics of each segment.

During 2004, Tranquilidade continued to make investments in the development of its network of agents., restructuring the criteria and incentive schemes targeted to the best agents. Currently, Tranquilidade employs approximately 310 best agents. In 2004, these agents accounted for approximately 32 per cent. of the ESFG Group’s new non-life sales (in the personal health and personal accidents area, they accounted for more than 22 per cent. of new sales) and about 23 per cent. of its new life and assurfinance sales. Management believes that the role of its network of tied agents is particularly important in promoting sales of insurance products that clients do not generally consider to be necessary, such as health insurance. In 2004, Tranquilidade further developed the support it provides to its best agents. Tranquilidade launched a major set of initiatives with the main objective of increasing sales effectiveness, including the consolidation of Tranquilidade’s customer relationship management programme with a view towards selecting the most effective sales leads, the simplification of the agents’ incentives schemes, the creation of monthly and weekly fully automated sales performance reports by agent and by product category, so that each agent can, through a personalised information system, analyse its sales and incentives package forecast.

In 2004, Tranquilidade also expanded its franchise network. Following the addition of 18 new franchise outlets in 2004, at the end of 2004 Tranquilidade operated 45 such outlets, its goal being to operate 55 outlets by the end of 2005. Together with its own branches, these outlets have permitted Tranquilidade to significantly expand its

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geographical coverage in Portugal. Management believes that its coverage is critical in terms of client service and nationwide brand development.

Strategy

The ESFG Group

After Tranquilidade and BES became subsidiaries of ESFG, ESFG implemented a policy designed to form an integrated financial services group in Portugal, using its commercial banking network as its marketing core and taking full advantage of synergies between the various members of the ESFG Group. Fundamental to this strategy was the development of a close working relationship between the ESFG Group’s insurance and commercial banking operations, to permit and encourage the selling of Tranquilidade’s insurance products, both life and, more recently, non- life insurance through BES’s branch network (“bancassurance”). In implementing this cross-selling strategy, the ESFG Group leveraged the experience and know-how of its strategic partner, Crédit Agricole, which had been successful in marketing bancassurance in France. The BES Group has since implemented a similar strategy for the marketing of other BES Group financial products, such as investment management products developed by ESAF.

The ESFG Group’s primary strategy is to further develop its ability to cross-sell the full range of financial services offered by its subsidiaries, while taking advantage of further cost reduction opportunities afforded by a more efficient integration of the ESFG Group’s inter-related businesses. While the ESFG Group has consistently followed a strategy of organic growth, it faces increasing consolidation in the Portuguese banking and insurance industries. The ESFG Group thus remains open to pursuing other means of ensuring that it will continue to play a major role in the financial and banking sectors in Portugal in appropriate circumstances, including pursuing opportunities for external growth in Portugal or other relevant markets.

Banking

ESFG’s principal aims for BES are to increase its profitability, market share and productivity, while maintaining strong solvency and liquidity ratios, adequate loan quality and a conservative provisioning policy in respect of overdue loans. In order to achieve these goals, the ESFG Group has sought to strengthen BES’s position within the Portuguese commercial banking sector by (i) increasing the penetration of its existing client base through enhanced customer service, (ii) substantially expanding its commercial banking network to accommodate increasing demand and ensure adequate marketing capabilities, (iii) consolidating its existing operations in an effort to control expenses and improve productivity, and (iv) expanding loan volumes in the retail sector while maintaining its traditional strong position with small- and medium-sized companies.

In order to increase the penetration of its existing client base, the BES Group has sought to take advantage of synergies among its banking and the insurance operations of ESFG’s insurance subsidiaries by distributing insurance, investment and other financial products through BES Group branches. In doing so, the ESFG Group has increasingly focused on the retail sector as a means of promoting greater cross-selling of fee-generating financial services. Through its network, the BES Group now markets, among other things, both life and non-life insurance products, underwritten by Tranquilidade, Tranquilidade-Vida and ES Seguros, and investment management products developed by ESAF. As part of its effort to provide enhanced customer service, the BES Group has also engaged in a programme of modernising and re-configuring existing branches using a segment-oriented approach and in training its sales force to better address the needs of clients.

The strategy implemented at BES Group over recent years is designed to address the specifically identified needs of the various sectors of its clientele, namely retail banking, private banking and corporate banking.

Within retail banking, three segments were specifically addressed: BES 360º, launched in February 2004, as a new approach to the affluent individual client segment, the small business segment, and the mass market segment.

The services offered by BES 360º, to individual clients with sizeable financial involvement, aim to provide the client with permanent support from a dedicated account manager, and to offer exclusive products and financial solutions as well as sophisticated financial planning. The services available to the small business segment (including independent professionals) include a large number of products, expanded and tailored to meet their specific needs, supported by the creation of a new marketing unit and a network of marketing professionals, involved in the identification and development of prime clientele target groups. The approach to the mass market segment includes more focused marketing areas, definition of clear business practices standards, the reinforcement of the assurefinance programme and fine-tuning of the commercial approach to specific types of clientele within this segment.

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In the area of private banking, the BES Group pays particular attention to the financial advisory and planning activities. The strategy includes the progressive extension to international private banking business aiming at offering the community of Portuguese expatriates and others services of the same quality and efficiency as those directed at the domestic clientele.

The area of corporate banking encompasses four segments: medium-sized companies, large national corporations, international corporations and municipalities and institutional clients.

The strategy for the medium-sized companies segment includes improving the quality of human resources services, expanding the internet banking platform, speeding up the decision making process and expanding the offer of products.

The large national corporation segment is particularly competitive. The BES Group focuses on expanding and co-ordinating the various business areas of the BES Group such as investment banking, leasing, factoring and insurance as well as crossing its efforts in this segment with those of the retail sector.

In the segment of international corporations, identified as the branches and subsidiaries of multinational corporations established in Portugal, the BES Group seeks to attract new customers by assisting start-up situations and promoting cross-segment and cross-selling transactions.

Finally, in the segment of municipalities and institutional clients, the BES Group seeks higher penetration of clients by expanding direct business or cross-selling business opportunities as well as increasing financial flows, such as customer funds.

Insurance

The strategy of ESFG Group’s insurance subsidiaries reflects the changing circumstances attributable to the recent consolidation in the non-life sector and the introduction of new conditions and a new player in the life sector in Portugal. The concentration of a market share estimated at over 33 per cent. around the state owned Caixa Geral de Depósitos Group, which resulted from the addition of the insurers Império and Bonança to the group Mundial-Fidelidade already owned by Caixa Geral de Depósitos, has created a significant market share imbalance in the Portuguese non-life insurance market. In the life sector, the removal of tax incentives on private pension plans has also introduced a new challenge in the life market, already affected by the association of Fortis to Millenium bcp’s life operation.

The strategy to ensure long term competitiveness to ESFG Group’s insurance operations will have to encompass organic and non-organic growth opportunities in the non-life sector, some of which may be provided by increasing its non-life market share in the public sector, emphasising cross selling possibilities within the ESFG Group’s financial operations in the Portuguese market, including the assurefinance platform, and leveraging life and non-life bancassurance platform with other distribution networks in the market.

The reinforcement of the financial strength of Tranquilidade, through the entry of a new partner or through other means is also seen as a requisite to enhance competitiveness.

On the life sector, the strategy is to tailor the profiles of the products to the new fiscal environment and to the new competitive aspects. This strategy may entail further streamlining and proximity between the banking and insurance operations of the ESFG Group in Portugal.

Competition

Banking

The ESFG Group faces intense competition in all of its principal areas of operation; however, competition in the Portuguese banking markets has the most significant effect on the ESFG Group’s consolidated results and operations. The ESFG Group’s competitors in the Portuguese banking markets are Portuguese commercial banks, savings and investment banks, foreign banks and non-deposit taking financial institutions (investment companies). The Portuguese banking industry has been characterised by increasing consolidation through mergers and acquisitions among the major Portuguese banks and by foreign financial institutions. Currently, the five principal financial groups of the banking sector in Portugal are: Caixa Geral de Depósitos S.A., Millenium bcp Group, the BES Group, the BPI Group and the Santander Totta Group.

Under current law, Portuguese banks are permitted to offer all types of financial services. In addition, EU banking directives allow cross-border reciprocity within EU countries for any bank formed within the European Union.

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The ESFG Group therefore faces competition in the major corporate markets and in international markets from other commercial and investment banks and financial institutions, particularly those with ties to Portugal.

Management believes that competition in the Portuguese banking industry will continue to intensify as a result of the integration of European markets, the enlargement of the European Union and economic globalisation.

The ESFG Group intends to continue to pursue opportunities for expansion through organic growth and, in appropriate circumstances, will consider the possibility of external growth by acquisition in Portugal or external markets relevant to its business.

Insurance

In general, the insurance industry worldwide competes on the basis of the products offered, the terms of the products, the ability of the products to meet the specific needs of the insured and the quality of service rendered to the insured. The ESFG Group’s primary competitors in the insurance industry in Portugal are state-controlled entities, large financial groups and foreign-owned insurers. A strong competitive environment has developed in recent years as a consequence of the liberalisation of the insurance sector in Portugal and the privatisation of state-owned insurance companies. The total number of companies operating in Portugal has grown rapidly to over 90; however, five of these companies accounted for approximately 70 per cent. of the market in 2004. Nonetheless, many of the new small insurance companies are aggressively pursuing market share by means of highly competitive premium policies.

The ESFG Group’s principal competitors in the insurance sector are the group Mundial Confiança-Império-Fidelidade, Millenium bcp Fortis, AXA and Allianz.

Property, plants and equipment

BES, BIC, Tranquilidade and Tranquilidade-Vida own their respective headquarter buildings located in Lisbon, Portugal.

BES also owns 118 of the buildings in which its branches are located. The remaining branch premises are leased on a yearly renewable basis according to local market practice. Rentals are reviewed once a year using the Portuguese government’s official inflation index as a measure for rent increases. All such buildings are located in principal central locations within the respective area served.

Dividends and dividend policy

Since 1985 (with the exception of 2003), ESFG has paid dividends to eligible shareholders. At the annual general meeting of shareholders of ESFG on May 27, 2005, the proposal made by the Board to distribute a dividend of Euro 0.20 per Share was approved. The dividend was paid on June 22, 2005.

The proposal, approval and payment of future dividends depends upon the ESFG Group’s operating results, financial condition and such other factors the Board deems relevant. ESFG does not declare or pay interim dividends. Holders of ADSs are entitled to receive dividends paid on the underlying Shares.

Pursuant to Luxembourg law, dividends are payable out of ESFG’s statutory reporting profits and free reserves. Dividends are subject to withholding tax under Luxembourg law. See “Taxation – Luxembourg” in paragraph 9.1 of “Additional Information”.

The following table sets forth total dividends declared in Euro on each Share/ADS for each fiscal year indicated. Because final dividends for any given year are not formally declared as of the relevant balance sheet date, they are recorded in the succeeding year’s financial statements.

Gross Dividend per
Year ended December 31,	Share/ADS

2002	None
2003	Euro 0.10
2004	Euro 0.20

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SELECTED STATISTICAL INFORMATION

The Selected Statistical Information is presented on a consolidated basis for the ESFG Group’s Banking operations. “Banking Group” as used in this section, with respect to a particular period, refers to the BES Group and all other ESFG entities engaged in banking activities that are included in the statistical information for such period.

Average balance sheets and interest rates

The following table shows average balances for the Banking Group, the related interest income and expense, and the average interest rates for the three years ended December 31, 2002, 2003 and 2004, net of inter-company balances and transactions eliminated in consolidation. In this table and elsewhere in “Selected Statistical Information”, average balances have been calculated using monthly balances. The Banking Group believes that the average balances presented below are representative of the operations of the ESFG Group. Out-of-period items and adjustments as well as loan fees have been excluded from the calculation of interest income and expense. At December 31, 2002, 2003 and 2004, out-of-period items and adjustments were not significant. Non-performing loans and shareholders’ loans have been excluded from the category “Loans to customers” and included in “Non-interest-earning assets”. Related provisions have been included in the category “Non-interest-bearing liabilities”. See “– Description of assets and liabilities – Loan portfolio”.

	For the years ended December 31,

	2002			2003			2004

	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate (1)

	(Euro millions, except percentages)
Interest-earning assets
Deposits with banks: (2)
Domestic	1,307.4	39.3	3.01%	1,215.5	29.9	2.46%	955.3	18.6	1.95%
International	2,514.3	80.3	3.19%	4,773.1	106.7	2.24%	5,022.4	117.4	2.34%
Trading account securities: (3)
Domestic	91.3	2.3	2.52%	195.5	5.5	2.81%	669.9	15.5	2.31%
International	380.1	95.7	25.18%	265.6	53.6	20.18%	378.9	34.3	9.05%
Investment securities available-for-sale: (4)
Domestic	779.9	21.3	2.73%	658.4	14.7	2.23%	714.3	18.2	2.55%
International	2,869.3	119.6	4.17%	3,053.2	148.2	4.85%	3,291.6	172.1	5.23%
Loans to customers:
Domestic	22,022.4	1,297.9	5.89%	22,656.4	1,126.3	4.97%	23,720.1	1,059.0	4.46%
International	4,667.5	191.7	4.11%	3,837.7	141.2	3.68%	4,080.9	157.7	3.86%
Other interest-earning assets: (5)
Domestic	701.0	8.4	1.20%	731.3	7.9	1.08%	751.9	11.9	1.58%
International	1,254.0	31.2	2.49%	995.9	37.8	3.80%	1,008.8	32.4	3.21%

Total interest-earning assets	36,587.2	1,887.7	5.16%	38,382.6	1,671.8	4.36%	40,594.1	1,637.1	4.03%

Non-interest-earning assets: (6)
Domestic	3,716.1			4,013.3			4,261.7
International	317.3			593.7			305.8

Total non-interest-earning assets	4,033.4			4,607.0			4,567.5

Total assets	40,620.6			42,989.6			45,161.6

Domestic (%)	70.45%	72.53%		68.55%	70.84%		68.80%	68.61%
International (%)	29.55%	27.47%		31.45%	29.16%		31.20%	31.39%

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	December 31,

	2002				2003				2004

	Average balance	Interest	Average rate		Average balance	Interest	Average rate		Average balance	Interest	Average rate (1)

	(Euro millions, except percentages)
Interest-bearing liabilities
Deposits from banks:
Domestic	299.4	9.0	3.01%		246.8	5.1	2.07%		186.9	4.8	2.57%
International	3,177.8	86.1	2.71%		2,928.4	52.0	1.78%		2,989.9	55.8	1.87%
Demand deposits:
Domestic	5,728.8	66.0	1.15%		6,030.2	43.8	0.73%		6,148.1	32.2	0.52%
International	697.5	7.0	1.00%		789.1	5.4	0.68%		855.2	5.5	0.64%
Time deposits:
Domestic	7,320.8	199.2	2.72%		6,825.2	152.5	2.23%		4,783.7	107.0	2.24%
International	4,545.7	156.8	3.45%		5,084.0	160.3	3.15%		6,399.7	182.9	2.86%
Short-term borrowings: (7)
Domestic	719.1	25.1	3.49%		592.2	15.0	2.53%		451.4	9.7	2.15%
International	2,107.0	64.3	3.05%		2,106.6	46.7	2.22%		2,035.3	43.4	2.13%
Long-term borrowings: (8)
Domestic	2,844.0	133.6	4.70%		2,831.6	135.2	4.77%		2,993.4	130.8	4.37%
International	8,126.8	317.6	3.91%		9,686.6	312.5	3.23%		11,568.1	350.7	3.03%

Total interest-bearing liabilities	35,566.9	1,064.7	2.99%		37,120.7	928.5	2.50%		38,411.7	922.8	2.40%

Non-interest-bearing liabilities (9)	4,999.8				5,839.5				6,643.6

Total liabilities	40,566.7				42,960.2				45,055.3

Shareholders’ equity	53.9				29.4				106.3

Total liabilities and share-holders’ equity	40,620.6				42,989.6				45,161.6

Domestic (%)	54.08%	40.66%			52.09%	37.87%			42.83%	30.84%
International (%)	45.92%	59.34%			47.91%	62.13%			57.17%	69.16%
Interest Spread:
Domestic		936.3				832.7				838.7
International		(113.3)				(89.4)				(124.4)

Total		823.0				743.3				714.3

Net interest margin: (10)
Domestic			3.76%				3.27%				3.13%
International			(0.97%	)			(0.69%	)			(0.90%	)

Total			2.25%				1.94%				1.76%

(1)
The decrease in the average interest rates in 2003 and 2004 reflects the general decline during those periods in the interest rates prevailing in the Banking Group’s principal markets. Exceptions to that trend can be explained by the currency mix in which the assets/liabilities of the Banking Group are denominated. The table below shows the trend in interest rate levels for each of these markets between 2002 to 2004:

	% (a)

				Variation
	2002	2003	2004	2003/2002	2004/2003

Discount with the European Central Bank	2.250	2.288	2.000	0.038	(0.288)
Euro	3.321	2.353	2.106	(0.968)	(0.247)
British sterling	4.059	3.767	4.628	(0.292)	0.861
US dollar	1.815	1.230	1.637	(0.585)	0.407
Japanese yen	0.077	0.058	0.052	(0.019)	(0.006)

(a)	The interest rates for the main currencies presented above are based on the monthly averages of three-month interest rates.
(2)	In 2004, the increase in “Deposits with banks – International” reflects the increased activities of the ESFG Group in the international markets.

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(3)
The unusually high average interest rates for “Trading account securities – International” reflects the trading activities of BES Investimento Brazil S.A. (Brazilian subsidiary) during each of these periods. The increase in “Trading account securities – Domestic” is mainly related to the purchase of Government treasury bills in 2004. See “– Description of assets and liabilities – Investment, trading and equity holdings portfolios – Trading securities”.

(4)	“Investment securities available for sale” includes marketable securities, which do not bear interest but may instead generate dividends.
(5)
“Other interest-earning assets” includes investments in other equity holdings and securities held to maturity. The interest income generated in 2004 by these assets includes dividends in the amount of Euro 17.6 million. At each of December 31, 2002, 2003 and 2004, the Banking Group’s investments in securities held to maturity consisted primarily of securities held by BES’ New York branch, BESI and ESB (See “– Description of assets and liabilities – Investment, trading, and equity holdings portfolios – Equity holdings portfolio” for more detailed information on the ESFG Group’s equity holdings).

In 2003, the average interest rate for “Other interest-earning assets – International” increased mainly due to the dividends received from Bradesco, while the average balance decreased as a result of the reduction in portfolios of the Banking Group held to maturity.

(6)	“Non-interest-earning assets” comprise:

	2002	2003	2004

	(% of total)
Accounts receivable and prepayments	13	29	38
Cash and due from banks (a)	24	17	16
Overdue loans	14	13	14
Fixed assets	19	22	11
Accrued interest income	6	5	5
Participation units	4	1	1
Other	20	13	15

Total	100	100	100

(a)	Consists mainly of deposits with the Bank of Portugal.

The significant increase in “Non-interest-earning assets” in 2003 and 2004 reflects: (i) actuarial losses suffered in connection with pension plans (under Portuguese GAAP, such losses are recorded as a deferred cost in Other assets), and (ii) the implicit interest expense resulting from the issuance of zero-coupon bonds (according to Bank of Portugal rules, the maturity value of a zero- coupon bond (as opposed to the issue price) should be recorded as a liability and the implicit interest on the bond should be recorded as a receivable). Both these items are recorded under “Accounts receivable and prepayments” in the above table.

(7)
The principal components of “Short-term borrowings” are overdrafts, securities sold under repurchase agreements and interbank borrowings (see “– Description of assets and liabilities – Short-term borrowings”).

(8)
“Long-term borrowings – Domestic” includes corporate bonds and subordinated corporate bonds, while “Long-term borrowings – International” consists mainly of the Euro Medium Term Notes Programme of BES Finance Ltd, under which Euro 5.3 billion was outstanding at December 31, 2004 (compared to Euro 4.2 billion at December 31, 2003) as well as ESFG convertible bonds issued in November 2001 (Euro 200.0 million) and February 2002 (Euro 110.0 million) and Euro 120.0 million of Espírito Santo Financière, S.A. Floating Rates Notes issued in November 2003. In 2003 and 2004, “Long-term borrowings-International” increased significantly due to the issuance of zero coupon and other senior corporate bonds by BES’s Cayman Islands branch. See Note 15 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports” for additional information on outstanding long-term borrowings.

(9)	“Non-interest-bearing liabilities” comprise:

	2002	2003	2004

	(% of total)
Minority interests (a)	22	30	30
Allowance for nonperforming loans	19	21	19
Other loan allowances and pension reserve	15	17	18
Accrued interest expense and deferred income	16	10	9
Accounts payable and accruals	4	2	5
Other	24	20	19

Total	100	100	100

(a)	Minority interest included the following non-cumulative guaranteed preference shares:

	2002	2003	2004

	(Euro millions)
BES Overseas Ltd. (US$ 250 million) (redeemed in 2003)	238.9	–	–
Espírito Santo Overseas Ltd. (“ESOL”) (US$ 250 million) (redeemed in 2003 and 2004)	239.0	119.5	–
ESFG Overseas Ltd.	281.2	278.0	275.1
BES Finance Ltd	–	450.0	600.0

	759.1	847.5	875.1

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(10)
“Net interest margin” represents net interest income as a percentage of average total interest-earning assets. For the purposes of this calculation, interest income and interest expense are classified as domestic or international based on the domicile of customers and the deposit location. Because the Banking Group accepts funds from outside Portugal to finance lending to Portuguese residents, the interest expense payable on deposits from non-Portuguese customers is classified as international while the interest income generated by the related loan inside Portugal is classified as domestic. As a result, such transactions affect the calculation of both the domestic and international interest margins. The following table presents the net interest margin adjusted to eliminate this effect:

	December 31,

	2002			2003			2004

	Average balance	Interest	Yield & Margin %	Average balance	Interest	Yield & Margin %	Average balance	Interest	Yield & Margin %

	(Euro millions, except percentages)
Domestic
Interest-earning assets	24,902.0	1,369.2	5.50	25,457.1	1,184.3	4.65	26,811.5	1,123.2	4.19
Interest-bearing liabilities	(16,912.1)	(432.9)	(2.56)	(16,526.0)	(351.6)	(2.13)	(14,563.5)	(284.5)	(1.95)
Transfer to international	(6,652.4)	(266.8)	(4.01)	(10,150.0)	(249.7)	(2.46)	(13,512.2)	(414.8)	(3.07)
Non-interest-earning assets	4,033.4	–	–	4,607.0	–	–	4,567.5	–	–
Equity & non-interest-bearing liabilities	(5,053.7)	–	–	(5,868.9)	–	–	(6,749.9)	–	–

Margin		669.5	3.67		583.0	3.81		423.9	3.19

International
Interest-earning assets	11,685.2	518.5	4.44	12,925.5	487.5	3.77	13,782.6	513.9	3.73
Interest-bearing liabilities (a)	(18,654.8)	(631.8)	(3.39)	(20,594.7)	(576.9)	(2.80)	(23,848.2)	(638.3)	(2.68)
Transfer from domestic	6,652.4	266.8	(4.01)	10,150.0	249.7	(2.46)	13,512.2	414.8	(3.07)

Margin		153.5	0.84		160.3	0.69		290.4	1.06

Total margin		823.0	2.25		743.3	1.94		714.3	1.76

(a)
The increase in interest-bearing liabilities from 2002 to 2004 mainly reflects the issuance of Euro Medium Term Notes in the international capital markets, the proceeds from which were employed in the domestic market. In 2003 and 2004, the issuance of senior corporate bonds in the international markets also contributed to the increase of “Interest-bearing liabilities – International”.

Analysis of changes in net interest income

The following table provides an analysis of the estimated change in the Banking Group’s net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and to changes in their respective interest rates for the periods presented. Volume and rate variances have been calculated based on movements in the average balances over the period and on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in rate/volume.

	2002/2003				2003/2004

	Increase/(decrease) due to change in:				Increase/(decrease) due to change in:

	Average volume	Average rate	Average rate/ volume	Net change	Average volume	Average rate	Average rate/ volume	Net change

	(Euro millions)
INTEREST-EARNING ASSETS
Deposits with banks:
Domestic	(2.8)	(7.2)	0.6	(9.4)	(6.5)	(5.8)	1.0	(11.3)
International	72.1	(23.9)	(21.8)	26.4	5.8	16.3	(11.5)	10.6
Trading account securities:
Domestic	2.6	0.3	0.3	3.2	13.3	(0.9)	(2.4)	10.0
International	(28.8)	(19.0)	5.7	(42.1)	21.6	(29.2)	(11.7)	(19.3)
Investment securities available for sale:
Domestic	(3.3)	(3.9)	0.6	(6.6)	1.1	2.2	0.1	3.4
International	7.7	19.5	1.4	28.6	11.4	11.6	0.9	23.9
Loans to customers:
Domestic	37.3	(202.6)	(6.3)	(171.6)	45.2	(115.3)	2.9	(67.2)
International	(34.1)	(20.1)	3.7	(50.5)	9.9	6.9	(0.3)	16.5
Other interest-earning assets:
Domestic	0.4	(0.8)	(0.1)	(0.5)	0.2	3.7	0.1	4.0
International	(6.4)	16.4	(3.4)	6.6	0.5	(5.7)	(0.1)	(5.3)

Total
Domestic	34.2	(214.2)	(4.9)	(184.9)	53.3	(116.1)	1.7	(61.1)
International	10.5	(27.1)	(14.4)	(31.0)	49.2	(0.1)	(22.7)	26.4

	44.7	(241.3)	(19.3)	(215.9)	102.5	(116.2)	(21.0)	(34.7)

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	2002/2003				2003/2004

	Increase/(decrease) due to change in:				Increase/(decrease) due to change in:

	Average volume	Average rate	Average rate/ volume	Net change	Average volume	Average rate	Average rate/ volume	Net change

	(Euro millions)
INTEREST-BEARING LIABILITIES
Deposits from banks:
Domestic	(1.6)	(2.8)	0.5	(3.9)	(1.3)	1.3	(0.3)	(0.3)
International	(6.8)	(29.6)	2.3	(34.1)	(0.7)	2.4	2.1	3.8
Demand deposits:
Domestic	3.5	(24.1)	(1.6)	(22.2)	0.8	(12.3)	(0.1)	(11.6)
International	0.9	(2.2)	(0.3)	(1.6)	0.1	(0.1)	0.1	0.1
Time deposits:
Domestic	(13.5)	(35.9)	2.7	(46.7)	(44.7)	(0.7)	(0.1)	(45.5)
International	18.6	(13.6)	(1.5)	3.5	42.3	(15.6)	(4.1)	22.6
Short-term borrowings:
Domestic	(4.4)	(6.9)	1.2	(10.1)	(3.7)	(2.3)	0.7	(5.3)
International	–	(17.5)	(0.1)	(17.6)	(0.7)	(3.9)	1.3	(3.3)
Long-term borrowings:
Domestic	(0.6)	2.0	0.2	1.6	24.4	(8.4)	(20.4)	(4.4)
International	61.0	(55.3)	(10.8)	(5.1)	59.4	(17.7)	(3.5)	38.2

Total
Domestic	(16.6)	(67.7)	3.0	(81.3)	(24.5)	(22.4)	(20.2)	(67.1)
International	73.7	(118.2)	(10.4)	(54.9)	100.4	(34.9)	(4.1)	61.4

	57.1	(185.9)	(7.4)	(136.2)	75.9	(57.3)	(24.3)	(5.7)

Net interest income
Domestic	56.5	(152.7)	(7.4)	(103.6)	77.8	(93.7)	21.9	6.0
International	(38.4)	58.3	4.0	23.9	(51.2)	34.8	(18.6)	(35.0)

	18.1	(94.4)	(3.4)	(79.7)	26.6	(58.9)	3.3	(29.0)

In 2004, net interest income decreased by Euro 29.0 million due to (i) a negative interest rate effect of Euro 58.9 million (interest income decreased by Euro 116.2 million against a decrease in interest expense of Euro 57.3 million), (ii) a positive volume effect of Euro 26.6 million and (iii) a positive average rate/volume effect of Euro 3.3 million. The reduction in interest income reflects a decrease in interest rates on loans to customers in accordance with market trends, but also reflects strong competition in some market segments, such as mortgage loans. The smaller decrease in interest expense resulted from the difficulty in reducing the interest rates paid on resources from customers due to the already historically low level of market interest rates. If the Banking Group had significantly reduced interest rates on deposits, it believes it may have been unable to maintain balanced growth in loans and deposits.

In 2003, net interest income decreased by Euro 79.7 million, due to (i) a volume effect, with the increase in interest expense (mainly in the “Long term borrowings” and “Time deposits-international”) higher than the growth in interest income; and (ii) an interest rate effect, with the reduction in interest income (Euro 215.9 million) being greater than the decrease in interest expense (Euro 136.2 million).

Description of assets and liabilities

The following discussion provides information with respect to the Banking Group’s investment, trading and equity holding portfolios, loan portfolio, deposits, return on equity and assets and short-term borrowings. The strategy of the ESFG Group in respect of its assets and liabilities is largely designed to limit the degree of interest rate and counterparty risk it bears in order to minimise the effect of such risks on profitability levels. See “– Loan portfolio”. Additional factors influencing the ESFG Group’s management strategy are the liquidity and solvency ratios established by the Bank of Portugal. (See “Operating and Financial Review and Prospects – Liquidity and solvency ratios”).

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Investment, trading and equity holdings portfolios

The trading securities and investment securities held by the ESFG Group (insurance and banking sectors) are as follows:

Trading securities

	December 31,

	2003	2004

	(Euro millions)
Government agency debt securities	344.6	1,157.7
Corporate debt securities	62.9	33.9
Marketable equity securities	50.7	574.4

	458.2	1,766.0

Government agency debt securities for trading purposes include Portuguese government securities amounting to Euro 677.4 million at December 31, 2004 (2003: Euro 256.6 million). This increase was due to the use of the ESFG Group’s liquidity surplus generated by current activities to purchase Government treasury bills, which the Portuguese government started issuing again in 2004.

Investment securities

Investment securities are categorised as follows:

	December 31,

	2003	2004

	(Euro millions)
Securities available for sale	7,893.4	8,158.1
Securities held to maturity	572.2	522.8

	8,465.6	8,680.9

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Securities available for sale

	Historical cost	Unrealised gains/ (losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(Euro millions)
December 31, 2004
Government agency debt securities	809.9	1.2	811.1	17.2	828.3
Corporate debt securities	5,708.4	(123.0)	5,585.4	32.1	5,617.5
Marketable equity securities	1,846.7	(85.1)	1,761.6	16.9	1,778.5

	8,365.0	(206.9)	8,158.1	66.2	8,224.3

	Historical cost	Unrealised gains/ (losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(Euro millions)
December 31, 2003
Government agency debt securities	893.7	17.9	911.6	1.0	912.6
Corporate debt securities	5,597.3	(139.3)	5,458.0	0.6	5,458.6
Marketable equity securities	1,651.4	(127.6)	1,523.8	14.9	1,538.7

	8,142.4	(249.0)	7,893.4	16.5	7,909.9

Securities held to maturity

	Historical cost	Unrealised gains/ (losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(Euro millions)
December 31, 2004
Government agency debt securities	485.9	(1.4)	484.5	3.4	487.9
Corporate debt securities	38.3	–	38.3	–	38.3

	524.2	(1.4)	522.8	3.4	526.2

	Historical cost	Unrealised gains/ (losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(Euro millions)
December 31, 2003
Government agency debt securities	529.3	(1.3)	528.0	3.0	531.0
Corporate debt securities	44.2	–	44.2	–	44.2

	573.5	(1.3)	572.2	3.0	575.2

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The development of “Unrealised gains and losses” was recorded as follows:

	Year ended December 31,

	2002	2003	2004

	(Euro millions)
At beginning of year	278.1	432.2	250.3
Regulation no. 4/2002 (through equity)	4.8 (1)	0.7 (1)	0.8
Exchange differences and others	(0.4)	(10.1)	2.2
Transfers	23.3	(1.7)	2.1
Unrealised gains on securities recognised by the insurance subsidiaries to shareholders’ equity	–	(11.0)	(4.1)
Charge for the year	286.2	125.5	86.0
Writeback for the year	(109.5)	(163.3)	(64.7)
Write-offs	(50.3)	(122.0)	(64.3)

At end of year	432.2	250.3	208.3

(1)
Additionally in 2002 - 2003 and in accordance with Regulation no. 4/2002, a charge of Euro 1.1 million and a release of Euro 1.3 million were respectively taken on the statement of income and included under the write-back for the year.

The maturities of debt securities held by the ESFG Group are as follows:

	December 31, 2004

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(Euro millions)
Due within one year	375.1	372.3	92.1	92.2
Due from one to five years	2,281.2	2,290.0	428.2	430.2
Due from five to ten years	2,648.7	2,650.1	3.8	3.7
Due after more than ten years	1,213.3	1,133.4	0.1	0.1

	6,518.3	6,445.8	524.2	526.2

	December 31, 2003

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(Euro millions)
Due within one year	638.0	638.0	96.3	96.5
Due from one to five years	1,913.0	1,910.3	460.7	462.2
Due from five to ten years	2,775.0	2,769.3	16.3	16.3
Due after more than ten years	1,165.0	1,053.6	0.2	0.2

	6,491.0	6,371.2	573.5	575.2

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Investment portfolio

Under current Bank of Portugal guidelines, investment securities are defined as securities that will not be traded for a period of six months from the date of acquisition. The following tables present the book and market value of investment securities held by the Banking Group at December 31, 2002, 2003 and 2004.

	December 31,

	2002	2003	2004

	(Euro millions)
Domestic:
Available-for-sale:
Government agency debt securities – Portuguese issuers	79.7	13.6	7.6
Government agency debt securities – Other issuers	10.0	10.6	9.0
Corporate debt securities	174.7	311.1	182.2
Marketable equity securities:
Shares and other variable income securities	381.0	407.5	403.1
Trade investments	74.1	67.6	66.2
Held-to-maturity:
Government agency debt securities	1.3	0.3	–

Total domestic	720.8	810.7	668.1

International:
Available-for-sale:
Government agency debt securities – Foreign issuers	314.7	58.9	56.4
Corporate debt securities	2,586.3	2,950.4	3,489.3
Subordinated debt
Marketable equity securities:
Shares and other variable income securities	120.5	144.3	96.6
Trade investments	57.9	61.5	64.2
Held-to-maturity: (1)
Government agency debt securities – Foreign issuers	724.3	529.3	485.9
Corporate debt securities	79.3	44.2	38.3

Total international	3,883.0	3,788.6	4,230.7

Total cost of acquisition (2)	4,603.8	4,599.3	4,898.8
Less: Gross unrealised losses (2)	(213.1)	(167.6)	(115.3)

Total book value	4,390.7	4,431.7	4,783.5

Total market value	4,445.8	4,463.8	4,832.7

(1)
In each of 2002, 2003 and 2004, securities classified as “International - Held-to-maturity” comprised the investment portfolios of BES’s New York branch (Euro 664.8 million, Euro 475.5 million and Euro 442.3 million, respectively), ESB (Euro 112.7 million, Euro 98.0 million and Euro 64.0 million, respectively), and BESI (Euro 19.6 million in 2002).

(2)
According to Portuguese GAAP, investment securities available for sale are carried at the lower of cost or market (or estimated market) value. Unrealised losses are fully provided for in the income statement, and unrealised gains are not recognised. The difference between cost and nominal value (premium or discount) is amortised over the term of the security.

At December 31, 2004, government agency debt securities represented 11.4 per cent. of the investment portfolio (compared with 13 per cent. at December 31, 2003) and corporate debt securities represented 75.8 per cent. (compared with 72 per cent. at December 31, 2003). The change in the composition of the portfolio reflects the evolution of both interest rates and credit spreads during 2003 and 2004. The extremely low interest rate levels during 2003 and 2004 induced investors to shift from pure interest rate risk securities into credit risk instruments with the objective of increasing their yield and benefiting from the tightening of credit spreads.

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Except as indicated in the table below, at December 31, 2002, 2003 and 2004, the Banking Group’s investment portfolio did not include securities of any single issuer with a book value exceeding 10 per cent. of the Banking Group’s shareholders’ equity, including minority interests:

	December 31,

	2002		2003		2004

	Book value	Market value	Book value	Market value	Book value	Market value

	(Euro millions)
US Treasury	653.3	653.2	488.7	491.7	532.1	534.0
Rock Ltd. (1)	179.5	176.8	253.9	254.1	–	–

(1)
This issuer is a variable interest entity named Repackage Offshore Collateralized Kredit (Rock) Limited. The notes issued by this entity have the following underlying risks and collateral: (i) bonds issued by financial institutions, (ii) a class D Note issued by Lusitano CDO n Ê 1 PLC (first loss piece of a collateralised debt obligation transaction executed by the BES Group), and (iii) a basket of six credit-default swaps. The valuation of these notes and their capital allocation are based on the estimated market value of the collateral. In 2004, the Rock Ltd securities were redeemed prior to their stated maturity date.

The following table categorises the acquisition cost of the Banking Group’s investment securities portfolio by maturity and presents the weighted average yield for each maturity range and each category of investment security within each maturity range as of December 31, 2004:

	December 31, 2004 (1)

	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Undertermined		Total

	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)

Domestic:
Available-for-sale:
Government agency debt securities – Portuguese issuers	0.9	5.38%	4.4	3.63%	2.3	5.43%	–	–	–	–	7.6	4.38%
Government agency debt securities – Other issuers	8.4	5.50%	0.6	6.70%	–	–	–	–	–	–	9.0	5.58%
Corporate debt securities	46.5	3.43%	87.3	4.57%	47.5	2.62%	0.9	–	–	–	182.2	3.75%
Marketable equity securities: (2)
Shares and other variable income securities	–	–	–	–	–	–	–	–	403.1	–	403.1	–
Trade investments	–	–	–	–	–	–	–	–	66.2	–	66.2	–
Held-to-maturity:
Government agency debt securities - Foreign issuers	–	–	–	–	–	–	–	–	–	–	–	–
Corporate debt securities	–	–	–	–	–	–	–	–	–	–	–	–

Total domestic	55.8	3.77%	92.3	4.54%	49.8	2.75%	0.9	–	469.3	–	668.1	1.15%

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	December 31, 2004 (1)

	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Undertermined		Total

	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)	Euro millions	Yield (%)

International:
Available-for-sale:
Government agency debt securities - Foreign issuers	4.4	4.25%	42.4	2.63%	5.7	2.26%	3.9	5.64%	–	–	56.4	2.93%
Corporate debt securities	185.9	3.24%	1,207.1	2.53%	1,605.8	2.57%	490.5	2.85%	–	–	3,489.3	2.63%
Marketable equity securities: (2)
Shares and other variable income securities	–	–	–	–	–	–	–	–	96.6	–	96.6	–
Trade investments	–	–	–	–	–	–	–	–	64.2	–	64.2	–
Held-to-maturity:
Government agency debt securities – Foreign issuers	79.4	5.76%	402.6	5.07%	3.8	4.12%	0.1	5.50%	–	–	485.9	5.18%
Corporate debt securities	12.7	3.35%	25.6	3.93%	–	–	–	–	–	–	38.3	3.74%

Total international	282.4	3.97%	1,677.7	3.16%	1,615.3	2.57%	494.5	2.87%	160.8	–	4,230.7	2.84%

Total cost of acquisition	338.2	3.94%	1,770.0	3.24%	1,665.1	2.58%	495.4	2.87%	630.1	–	4,898.8	2.61%

(1)	All interest rates are nominal rates.
(2)	Shares and other variable income securities receive dividends and do not generate interest income.

Trading portfolio

Trading securities are securities that either have original maturities of, or are held for sale for, less than six months. The following table presents the book value along with the historical acquisition cost of the Banking Group’s trading securities at December 31, 2002, 2003 and 2004. The book value of a security is determined on the basis of its market value at the end of the period (in the case of securities listed on a stock exchange) or on the basis of its fair value (in the case of unlisted securities).

	December 31,

	2002		2003		2004

	Cost of acquisition	Book value	Cost of acquisition	Book value	Cost of acquisition	Book value

	(Euro millions)
Listed securities
Government agency debt securities (1)	76.5	77.0	325.6	327.3	209.4	219.3
Corporate debt securities	61.6	60.5	45.7	42.9	12.3	11.4
Marketable equity securities (2)	232.7	227.5	33.2	37.3	87.0	91.8

	370.8	365.0	404.5	407.5	308.7	322.5

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	December 31,

	2002		2003		2004

	Cost of acquisition	Book value	Cost of acquisition	Book value	Cost of acquisition	Book value

	(Euro millions)
Non-listed securities
Government agency debt securities (1)	8.6	8.6	17.3	17.3	932.9	938.4
Corporate debt securities	23.4	23.4	19.9	20.0	21.1	22.5
Marketable equity securities (2)	5.7	5.7	12.5	13.4	482.6	482.6

	37.7	37.7	49.7	50.7	1,436.6	1,443.5

Total	408.5	402.7	454.2	458.2	1,745.3	1,766.0

(1)
“Government agency debt securities” increased in 2003 and 2004 due to the acquisition of Portuguese Treasury Bills. See “– Description of assets and liabilities – Investment, trading and equity holdings portfolios – Trading securities”.

(2)	“Marketable equity securities” includes participation units of investment funds. The increase in 2004 is due to securities purchased, which will be subsequently sold to customers.

At December 31, 2004, the Banking Group’s trading portfolio did not include securities of any single issuer with a book value exceeding 10 per cent. of the Banking Group’s shareholders’ equity, including minority interests.

Equity holdings portfolio

The Banking Group has minority interests in non-consolidated and non-associated companies (see detailed information in Note 7 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”). These investments relate to strategic alliances (as in the case of Portugal Telecom), cross-participations (in the case of Bradesco) and other long term interests in banks (Banque Marocaine du Commerce Exterieur (“BMCE Bank”)).

The following table presents the book value, along with the historic acquisition cost, of the Banking Group’s portfolio of investments in other equity holdings:

	Year ended December 31,
	2002	2003	2004

	(Euro millions)
Cost of acquisition	838.5	844.4	888.3
Less: allowances	(30.1)	(44.9)	(14.7)

Book value	808.4	799.5	873.6

Fair value (1)	422.0	693.5	835.4

(1)
Includes securities accounted for under the “equity method”. Fair value for the listed companies represents the quoted market price as at December 31, and for the unlisted companies the estimated market price calculated based on market assumptions.

At December 31, 2004, the only investments in other equity holdings that represented more than 10 per cent. of the Banking Group’s shareholders’ equity were the BES Group’s investments in Portugal Telecom, which had a book value of Euro 327.2 million at December 31, 2004 (Euro 312.6 million at December 31, 2003) and a fair value of Euro 306.1 million at December 31, 2004 (Euro 269.7 million at December 31, 2003), and in PT Multimédia, which had a book value of Euro 286.4 million and a fair value of Euro 236.0 million at that date (Euro 270.5 million and Euro 196.5 million, respectively, at December 31, 2003).

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Under Portuguese GAAP, these investments used to be booked at acquisition cost. In order to reflect the unrealised losses associated with these investments in the financial statements, the Bank of Portugal issued Regulation no. 4/2002 in 2002 relating to investments in other equity holdings (see Notes 2 and 7 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports” for more detailed information).

Loan portfolio

As of December 31, 2004, the Banking Group’s loan portfolio net of loan losses provisions was Euro 28,722.8 million (compared with Euro 26,770.0 million at December 31, 2003 and Euro 26,416.9 million at December 31, 2002), or approximately 62.3 per cent. of the Banking Group’s total consolidated assets (compared with 62 per cent. at December 31, 2003 and 63.8 per cent. at December 31, 2002).

The total gross domestic loan portfolio on December 31, 2004 amounted to Euro 24,899.4 million and was distributed among the following principal business sectors: real estate – mortgage, 32 per cent.; construction and public works, 11 per cent.; wholesale and retail, 10 per cent.; real estate – construction, 8 per cent.; services provided to companies, 7 per cent.; instalment loans to individuals, 6 per cent.; transport and communications, 3 per cent.; textile and clothing, 2 per cent. No other sector accounted for 2 per cent. or more of domestic loans at December 31, 2004. Although the Banking Group has customers in all geographic areas of Portugal, its customers are concentrated in the central and northern areas of the country, where the main industries and services are located. At December 31, 2004, international loans amounted to Euro 4,655.7 million and were distributed across the following principal business sectors: investment management, 17 per cent.; real estate – construction, 11 per cent.; commercial, 11 per cent.; services provided to companies, 9 per cent.; real estate – mortgage 8 per cent.; construction and public works, 7 per cent.; transports and communications, 4 per cent.; instalment loans to individuals, 3 per cent. and agriculture, 2 per cent. The Banking Group’s policy is to maintain a balanced and diversified loan portfolio and to avoid excessive concentration.

The growth of the Banking Group’s loan portfolio over the past several years is a result of its strategy to capture a higher share of the private market, primarily in real estate mortgages and commercial loans, and its focus on small and medium corporations. Through 2000, the Banking Group also benefited from the continued growth of the Portuguese economy. In 2000, Portugal’s GDP grew at a rate of 3.7 per cent. However, the Portuguese economy began slowing down in 2001, with GDP growth rates of 1.7 per cent., 0.4 per cent., -1.3 per cent. and 1.1 per cent. in 2001, 2002, 2003 and 2004, respectively. Despite an adverse economic environment in both Portugal and internationally the ESFG Group’s loan portfolio grew by 6.8 per cent. in 2004 (1.4 per cent. in 2003 and 4 per cent. in 2002). At December 31, 2004 the total outstanding related to securitisation transactions was Euro 3,193.0 million of which 1,187.0 million related to the securitisation of mortgage loans carried-out during 2004.

Approximately 16.2 per cent. of the total ESFG Group loans are extended to non-resident customers. These loans mainly have been granted through the BES Group’s overseas branches (London, New York, Cayman Islands and Madeira-offshore) and the ESFG Group’s subsidiaries outside of Portugal (Spain, France, Switzerland, Ireland, Macau, Panama and USA). Most of the ESFG Group’s trade finance lending is conducted through these entities.

At December 31, 2004, the ESFG Group’s six largest loans represented in aggregate 7.0 per cent. of the total gross loans. These loans are current as to the payment of the principal and interest.

Three of these loans are to Portuguese Groups whose main activities relate to the construction of large public works and real estate in the middle/high-end residential segment. One loan is to a Portuguese Group active in cement production and pulp manufacturing, and another is to the Espírito Santo International S.A. companies (the non-financial arm of the Espírito Santo ESFG Group of companies – See “Major Shareholders and Related Party Transactions” for additional information on this loan). The sixth loan is to a privately owned special purpose entity, whose principal purpose is to invest in national and international securities. The loan is overcollaterised by those securities. The portfolio of securities includes shares listed in OECD stock exchanges, debt securities issued by sovereign or blue chip companies and unlisted shares of ESFG Group’s related parties.

The Bank of Portugal has adopted special procedures for monitoring the ESFG Group’s exposure to entities defined as “large risks” for Portuguese regulatory purposes. These procedures apply to the ESFG Group’s eligible net exposure under loans, guarantees, securities and other assets. Large risks are defined as exposures that individually exceed 10 per cent. of the ESFG Group’s “Own Funds” (defined as eligible total Tier I and Tier II capital). In addition, on a consolidated basis, the ESFG Group’s total exposure to any one customer may not surpass 25 per cent. of the ESFG Group’s Own Funds, and the aggregate amount of risk assets may not exceed

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twelve times the amount of the ESFG Group’s Own Funds. At December 31, 2004, the ESFG Group’s loans complied with these requirements. Large risk assets totalled Euro 3.3 billion at December 31, 2004 and included loans, debt and equity securities and guarantees.

As noted above, BES continues to develop its lending policies and practices to facilitate the management and control of its credit risks in light of the changing economic environment that has characterised the Portuguese market in recent years. BES has a Credit Committee, which meets on a daily basis, and the Credit Risk Analysis Committee (the “CRAC”). The Credit Committee’s main function is the approval of all credit transactions that are not under the credit approval powers delegated to the different functional levels within BES and its subsidiaries. The Credit Committee is composed of the Executive Board Members and the heads of the different commercial departments and business units, as well as a representative of the Risk Department. In addition, regional managers analyse the risk inherent in the BES Group’s loan portfolio, follow “watch list” customers, recommend management policies and deal with situations where a customer defaults on its payments when they become due. The key elements of the credit review process are: analysis of customer business activity and each sector in which BES is involved; diversification of the loan portfolio by sector with lending policies designed to manage the particular risks within each sector; reduction of the BES Group’s loan exposure to identified problematic sectors; and monthly analysis of the overall credit risk. BES’s management examines the monthly and quarterly analysis of the loan portfolio and its risk profile created by the Global Risk Department, based on the monitoring procedures described above, as well as semi-annual meetings of the CRAC with the business areas at which potential problem loans and troubled debt restructurings are discussed. The Recovery Loans Department also produces reports regarding overdue loans. The gathering of this information helps BES’s management to determine which allowances are necessary and appropriate to cover potential quality problems. The risk assessment analysis is comprised of three components: (a) a qualitative analysis of the borrower; (b) an economic and financial risk assessment based on quantitative results, focused primarily on the borrower’s financial statements and annual reports; and (c) a measure of the applicable industry risk.

The risk inherent in the BES Group’s corporate loan portfolio is determined based on the internal rating systems used by the BES Group. This system is currently being adapted in light of the Basle Committee’s recommendations on the basis of the proposed New Capital Accord, and on international rating agencies’ practices. For more information on the Basle Committee and the New Capital Accord see “Supervision and Regulation – Portugal – Capital adequacy requirements”.

During 2004, all rating and scoring models under development were completed to cover all the ESFG Group’s portfolios. These models now play a key role in the technical analysis of risk and in the approval process and in credit risk control procedures. BES Group internal systems fall into two large categories according to their specific characteristics in terms of development and use: (i) internal rating models for corporate credit portfolios and (ii) internal scoring models for individual customers credit portfolios. For corporate portfolios and medium-sized companies, the ESFG Group uses statistical rating models, which combine financial information with qualitative data. In the small businesses segment, ratings are determined not only based on financial and qualitative analysis, but also based on the track record of behaviour of the company and partners. For large companies, institutional clients, financial institutions, municipalities and specialised finance namely, project and leveraged finance, credit ratings are assigned by a rating board. To assign internal risk ratings, the board, organised by industry sectors, uses models that include quantitative and qualitative variables strongly dependent on the customer’s industry sector, with benchmarks aligned with those used by one of the main international rating agencies. Rating models were specifically designed to quantify the risk inherent in the financing of real estate projects and large companies. These models use quantitative, technical and qualitative variables and are applied by a specialised team. Regarding the internal scoring models for individual customers, behavioural models were built to measure the assets, risk profile in the portfolio, as well as a full range of origination scorings for the portfolio of individual customers, whose ratings reflect default probability. The models’ discriminating and predictive capacity is subject to analysis and monitoring. Internal ratings as well as risk analysis not only play an important role in the loan approval process, but are also used for monitoring the inherent risks of the loan portfolio on an ongoing basis as well as in connection with pricing decisions and in determining the risk-adjusted return of the BES Group’s segments and commercial units.

The ESFG Group requires collateral for most loans (corporate, project finance, structured finance, real estate, mortgages and consumer), especially loans with maturities over 180 days. In the case of loans extended to subsidiaries, a guarantee by the parent in an amount equivalent to the amount of the loan is almost always required. In addition, project finance transactions are secured by mortgages on assets and financial covenants (ownership clause, debt to equity ratios, debt service cover ratios, cash reserves account and hedging strategies).

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If a loan is secured by a mortgage, the underlying real estate is subject to an independent appraisal, and the loan-to-value ratio may not exceed 90 per cent. Qualitative factors such as the average outstanding loan balance for the account, and the profession and marital status of the borrower are also taken into consideration.

The Banking Group holds for sale numerous small properties recovered from customers who defaulted on their loans. These properties are recorded as real estate held for disposal at the lower of cost or market, based on judicially arranged public auctions and negotiated settlements at the time of legal foreclosure. If the properties are not sold within five years, the total value of such properties is deducted from the ESFG Group’s Own Funds. The aggregate acquisition cost for such properties at December 31, 2004 was Euro 150.8 million, compared with Euro 82.6 million at December 31, 2003. At December 31, 2004, the current market value of these properties was estimated to be Euro 15.1 million less than their acquisition cost (compared with Euro 10.9 million at December 31, 2003). This amount has been fully provided for by the ESFG Group.

Net loans to customers

The breakdown of the Banking Group’s lending by category of borrower/business sector is set out in the tables below. Figures for domestic and international are based on the domicile of the customer.

	December 31,
	2000	2001	2002	2003	2004

	(Euro millions)
Domestic:
Commercial (1)	8,435.5	9,261.2	10,737.8	11,156.5	11,551.3
Financial	64.2	122.0	86.3	29.6	279.3
Agricultural	214.2	203.7	231.9	250.4	260.3
Real estate – Construction	633.1	890.9	1,115.2	1,393.9	1,812.3
Real estate – Mortgage (2)	7,092.6	8,245.7	7,911.9	8,145.4	7,965.1
Instalment loans to individuals (3)	1,890.6	1,850.2	1,131.1	1,227.9	1,654.4
Lease financings	894.5	1,058.3	1,760.2	1,004.9	1,373.8

Total domestic (gross)	19,224.7	21,632.0	22,974.4	23,208.6	24,896.5

Allowance for loan losses:
Specific allowance	(296.7)	(301.1)	(348.5)	(411.7)	(454.9)
Category risk allowance	(232.3)	(246.0)	(307.5)	(257.9)	(283.7)

Total allowances	(529.0)	(547.1)	(656.0)	(669.6)	(738.6)

Total domestic (net)	18,695.7	21,084.9	22,318.4	22,539.0	24,157.9

International:
Commercial (1)	639.4	468.6	645.6	505.2	481.5
Financial	979.7	828.7	558.5	209.2	98.5
Industrial	689.2	714.0	610.3	442.0	575.5
Governments and official institutions	28.7	23.0	14.6	11.0	28.3
Other loans (4)	2,065.1	2,371.5	2,396.1	3,214.1	3,471.9

Total international (gross)	4,402.1	4,405.8	4,225.1	4,381.5	4,655.7

Allowance for loan losses:
Specific allowance	(34.6)	(29.1)	(38.0)	(43.3)	(12.4)
Category risk allowance	(29.2)	(42.2)	(76.1)	(66.5)	(67.8)
Sovereign and other risks allowance	(32.8)	(19.0)	(12.5)	(40.7)	(10.6)

Total allowances	(96.6)	(90.3)	(126.6)	(150.5)	(90.8)

Total international (net)	4,305.5	4,315.5	4,098.5	4,231.0	4,564.9

Total gross loans to customers	23,626.8	26,037.8	27,199.5	27,590.1	29,552.2

Total allowances for loan losses	(625.6)	(637.4)	(782.6)	(820.1)	(829.4)

Total net loans to customers as per financial statements	23,001.2	25,400.4	26,416.9	26,770.0	28,722.8

Off-balance sheet items:
Guarantees provided: (5)
Domestic	3,025.3	3,148.1	3,365.8	3,941.2	4,236.4
International	1,070.5	1,168.9	1,119.9	753.4	651.6

Total guarantees	4,095.8	4,317.0	4,485.7	4,694.6	4,888.0

(1)
The following table sets forth the percentage of loans by business sector included in the “Domestic - Commercial” category. Loans granted to borrowers in other business sectors individually represented less than 3 per cent. of the total loans included in this category.

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	December 31,
	2003	2004

Construction/public works	18%	22%
Wholesale/retail trade	20%	19%
Services provided to companies	12%	14%
Transports and communications	6%	6%
Tourism	3%	4%
Food, beverages and tobacco	3%	3%
Textiles and Clothing	3%	3%

(2)
At December 31, 2004, this item mainly comprised loans granted by BES in the amount of Euro 4,455.8 million (compared with 4,611.7 million at December 31, 2003) and by BIC in the amount of Euro 3,402.2 million (compared with 3,443.5 million at December 31, 2003), respectively.

During 2004, the Banking Group carried out a securitisation transaction of mortgage loans in the amount of Euro 1,200 million (in each of 2003 and 2002: Euro 1,000 million) (see Notes 6 and 34 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports” for more detailed information).

(3)
At December 31, 2004, this item mainly comprised loans granted by BES, BIC and Crediflash in the amount of Euro 926.9 million (compared with Euro 755.0 million at December 31, 2003), Euro 410.4 million (compared with Euro 311.6 million at December 31, 2003), and Euro 129.9 million (compared with Euro 124.0 million at December 31, 2003), respectively. At December 31, 2002, this item also included loans granted by Credibom in the amount of Euro 477.1 million in 2003. However, in 2003, the ESFG Group sold 45 per cent. of the share capital of this entity, keeping a 15 per cent. stake which was subsequently sold in 2004. Therefore its assets and liabilities have been excluded from the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports” since December 31, 2003.

(4)	The 2001 growth is due principally to loans granted to several privately owned companies, whose activity consists mainly of trading in securities listed on OECD stock exchanges.

The following table breaks down the loans included in this category by business sector as of the dates indicated. Loans granted to borrowers in other business sectors individually represented less than 3 per cent. of the total loans included in this category:

	December 31,
	2003	2004

Investment management	24%	23%
Real estate construction	18%	14%
Services provided to companies	3%	12%
Real estate mortgage	10%	11%
Construction and public works	5%	9%
Transport and communications	10%	6%

(5)	The following table shows the growth of guarantees compared with the growth of all loans during the years 2000 through 2004:

	2000	2001	2002	2003		2004

Gross loans to customers	28.3%	10.2%	4.5%	1.7%		7.1%
Guarantees	25.2%	5.4%	3.9%	(1.6%	)	4.1%

In accordance with instructions from the Bank of Portugal, “Guarantees – International” includes the guarantees given to ESOL’s, BESOL’s and ESFG Overseas Ltd.’s preference shareholders until December 31, 2002. At December 31, 2003, this item included only guarantees granted to ESOL’s and ESFG Overseas Ltd.’s preference shareholders, since BESOL’s preference shares had been redeemed and at December 31, 2004 it included only guarantees granted to ESFG Overseas Ltd., since ESOL’s outstanding preference shares had been redeemed in 2004. At December 31, 2004, guarantees in respect of the ESFG Overseas Ltd. preference shares amounted to Euro 281.2 million (2003: 281.2 million) (see detailed information in Note 17 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”).

As at December 31, 2004, guarantees in the amount of Euro 4,236.4 million (December 31, 2003: Euro 3,941.2 million) and the amount of Euro 651.6 million (December 31, 2003: Euro 753.4 million) had been granted by the ESFG Group to resident and to non-resident customers, respectively. The following table provides a breakdown of the major types of guarantees granted by the ESFG Group as of December 31, 2003 and 2004:

	December 31,
	2003	2004

Borrowings	22%	25%
Civil construction performance bonds	13%	13%
Letters of credit	7%	10%
Customers guarantees	6%	6%
Value-added tax (VAT) guarantees	1%	2%

BES’s loss experience for the year with respect to guarantees was approximately 0.14 per cent. of the total amount outstanding for the year (compared with 0.17 per cent. in 2003).

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Maturity distribution of net loans to customers

As of December 31, 2004, 62.1 per cent. of the Banking Group’s gross loans had a maturity of one year or more (December 31, 2003: 61 per cent.). The high proportion of loans with maturities of one year or more reflects the Banking Group’s strategy described above under “– Loan portfolio”. This strategy has led to a change in the composition of the loan portfolio toward loans with longer maturities, mainly as a result of the growth in real estate mortgages and a focus on investment management clients.

The following table sets forth the maturity profile of the Banking Group’s loans to customers by economic sector as of December 31, 2004:

	December 31, 2004
	3 months or less	3 to 6 months	6 months to 1 year	1 to 5 years	After 5 years	Undetermined (1)	Total gross loans	Allowances for loan losses (2)	Total net loans

	(Euro millions)
Domestic:
Commercial (3)	3,882.3	2,078.2	1,015.2	2,507.3	1,773.4	294.9	11,551.3	(396.7)	11,154.6
Financial	203.2	46.3	19.4	9.4	1.0	–	279.3	–	279.3
Agricultural	104.2	54.9	14.3	43.7	38.2	5.0	260.3	(7.2)	253.1
Real estate – construction	612.9	356.3	116.0	545.7	176.2	5.2	1,812.3	(32.4)	1,779.9
Real estate – mortgage	55.4	32.5	39.0	133.4	7,572.4	132.4	7,965.1	(183.0)	7,782.1
Instalment loans to individuals	448.8	167.9	270.4	417.9	259.9	89.5	1,654.4	(96.0)	1,558.4
Lease financing	60.6	55.9	107.9	589.1	547.0	13.3	1,373.8	(23.3)	1,350.5

Total Domestic	5,367.4	2,792.0	1,582.2	4,246.5	10,368.1	540.3	24,896.5	(738.6)	24,157.9

International:
Commercial	86.5	22.4	41.1	193.6	130.7	7.2	481.5	(15.8)	465.7
Financial	35.4	22.9	2.6	7.2	30.4	–	98.5	(7.2)	91.3
Industrial	40.9	7.6	17.3	325.0	182.3	2.4	575.5	(9.2)	566.3
Governments and official institutions	0.2	0.3	0.2	2.6	25.0	–	28.3	(0.4)	27.9
Other loans	727.3	125.7	415.6	798.3	1,384.1	20.9	3,471.9	(58.2)	3,413.7

Total International	890.3	178.9	476.8	1,326.7	1,752.5	30.5	4,655.7	(90.8)	4,564.9

Total loans to customers as per financial statements	6,257.7	2,970.9	2,059.0	5,573.2	12,120.6	570.8	29,552.2	(829.4)	28,722.8

Off-balance sheet items:
Guarantees provided :
Domestic	103.2	108.0	249.2	698.6	795.1	2,282.3	4,236.4	–	4,236.4
International	211.3	22.1	43.8	318.0	33.4	23.0	651.6	–	651.6

Total guarantees	314.5	130.1	293.0	1,016.6	828.5	2,305.3	4,888.0	–	4,888.0

(1)	Overdue loans are classified as having an undetermined maturity.
(2)	In the “International” category, allowances at December 31, 2004 included sovereign risk allowances in the amount of Euro 5.4 million.
(3)
The following table provides a breakdown of the ESFG Group’s domestic portfolio of commercial loans by business sectors for those sectors that accounted for the majority of loan loss allowances in the period indicated:

	December 31,
	2003	2004

Wholesale and retail	34%	33%
Construction and public work	13%	12%
Services provided to companies	8%	10%
Textiles	6%	8%
Transport and communications	4%	3%
Timber industry	2%	3%

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Interest rate sensitivity

Interest rate sensitivity is a measure of the relationship between market interest rates and net interest income resulting from the periodic repricing of assets and liabilities. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on interest income. As discussed below, in the case of the Banking Group, because the vast majority of assets and liabilities are matched on a maturity basis and reprice within three to six months, there is no material positive or negative interest rate gap.

The vast majority of the Banking Group’s interest-earning assets and interest-bearing liabilities have repricing periods of less than six months. All loans with maturities exceeding six months have floating interest rates and are substantially supported by matched borrowings and deposits. As a general policy, the Banking Group revises interest rates on borrowings and deposits in accordance with market conditions. As a result, the Banking Group is able to minimise the potential for a mismatch of the interest rates on its assets and liabilities.

The following table shows the interest rate sensitivity of the Banking Group’s loans to customers based on the loans’ maturity:

	December 31, 2004
	3 months or less	3 to 6 months	6 months to 1 year	1 to 5 years	After 5 years	Undeter- mined	Total gross loans

	(Euro millions)
Interest rate sensitivity of loans to customers by maturity
Variable interest rates (1)	4,267.7	2,488.2	1,654.7	4,943.6	11,661.1	483.2	25,498.5
Fixed interest rates (2)	1,899.9	470.0	418.0	703.0	475.2	87.6	4,053.7

Total by maturity	6,167.6	2,958.2	2,072.7	5,646.6	12,136.3	570.8	29,552.2

(1)	Variable interest rate loans include floating and adjustable rate instruments. The interest rates are determined according to market rates.
(2)
Fixed interest rate loans include Euro 1,153 million of discounted trade bills, Euro 1,391 million of instalment loans to individuals, Euro 453 million of credit for investment, Euro 122 million of collateralised loans, Euro 281 million of advances to related companies, Euro 112 million of lease contracts, and Euro 542 million of other loans.

Non-accrual, past due 90 days and troubled debt restructuring loans

The following discussion provides detailed information with respect to the risk inherent in the Banking Group’s loan portfolio, based on guidelines adopted by the US Securities and Exchange Commission (“SEC”). The Banking Group’s policies with respect to charge-offs and allowances for loan losses are described below in “– Provision and allowance for loan losses”. The Banking Group’s loan control and review procedures generally do not classify loans as non-accrual, past due 90 days, troubled debt restructuring and potential problem loans, as defined by the SEC. However, as set forth below, the Banking Group has estimated the amount of these loans (without giving effect to available security, which would have been so reported had the SEC’s classifications been employed):

	December 31,
	2000	2001	2002	2003	2004

	(Euro millions)
Loans accounted for on a non-accrual basis
(unsettled claims; including loans where interest is accrued and provided against in full):
Domestic	403.7	447.8	550.2	586.2	540.3
International	43.4	45.4	60.7	77.0	30.5
Remaining principal amount (not due yet) of loans accounted for as overdue loans (1)	112.4	144.7	268.6	280.0	318.9
Loans not included above which are “troubled debt restructurings”:
Domestic (2)	35.5	63.9	146.1	231.6	172.7
International (3)	–	–	–	63.9	–

Total	595.0	701.8	1,025.6	1,238.7	1,062.4

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(1)
Excludes fully collateralised mortgage loans. The increase in 2002 is in line with loans accounted for on a non-accrual basis and is a consequence of deterioration in the economic environment. The increase in 2004 is due to the factoring of pharmacist claims vis-à-vis the Portuguese healthcare system, which is generally slow in making such repayments.

(2)
The substantial increase in 2002 and 2003 reflected the continued weak economic environment in Portugal, which created financial difficulties for many corporations and necessitated the initiation of debt restructuring procedures. The decrease in 2004 is principally attributable to real estate properties recovered from customers, which are recorded as real estate held for disposal at the lower of cost or market value (see Note 9 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”).

(3)
As detailed below in “– Distribution of cross border outstandings and foreign country related assets”, in 2004 the debt of Angola was subject to a restructuring that included the cancellation of 65 per cent. of the debt and the repayment of the remaining debt through the proceeds from a new loan fully collateralised by crude oil proceeds and financed by an international banking syndicate, in which the ESFG Group is a member.

The BES Group’s accounting treatment of overdue loans is in accordance with the rules of the Bank of Portugal. Loans are classified as overdue when principal payments are due but are not paid for a period of up to 30 days. The Bank of Portugal generally requires overdue loans to be placed on “non-accrual” status. Accordingly, no interest is accrued on overdue loans, and all overdue interest is instead carried in an “off-balance sheet” account for the next 60 days. After 90 days from the original due date, the overdue interest is reversed. Further interest is recognised in income only if and when received.

“Troubled debt restructurings” are loans in respect of which the lender has granted the borrower a concession that it would not otherwise consider. We may restructure these loans in one or both of the following ways:

•	reducing the stated interest rate for the remaining portion of the original life of the debt; or

•	extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile.

Interest on troubled debt restructurings is accrued in accordance with the new terms agreed in connection with the restructuring. If these terms are not fulfilled, the debt is reclassified as an overdue loan and pursued judicially.

The following table compares the gross interest income that would have been recorded on loans classified as non-accruing loans or troubled debt restructurings in 2004 had all payment on these loans been made in accordance with their original terms and conditions:

	2004
	Interest income in accordance with loans’ original terms and conditions	Interest income recognised

	(Euro millions)
Non-accrual loans:
Domestic	23.0	14.3
International	1.2	0.5
Troubled debt restructuring:
Domestic	7.0	6.7
International

Total	31.2	21.5

Potential problem loans

BES’s CRAC has identified certain potential problem loans. None of these loans is currently at risk, however, and accordingly, none of them are discussed above under “– Non-accrual, past due 90 days and troubled debt restructuring loans”. The loans identified by the CRAC are placed on a watch list, which is monitored by the relevant segment’s commercial director, or by the Global Risk Department within the BES Group, for special review and follow-up. At December 31, 2004, the domestic and international loans placed on this watch list amounted to Euro 2,050 million (compared with Euro 1,514 million at December 31, 2003). The ESFG Group believes that all of these loans have been adequately provided for in the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”.

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Distribution of cross-border outstandings and foreign country related assets

The following tables provide a breakdown of the Banking Group’s non-Portuguese outstandings by geographic region and type of borrower as of December 31, 2002, 2003 and 2004. Outstandings are defined as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments, other monetary assets and investments in associated companies. Outstandings are included in a particular geographic region according to the location of the particular borrower. Total non-Portuguese outstandings at December 31, 2004 were Euro 14,543.2 million.

	December 31, 2004
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(Euro millions, except percentages)
Europe:
Spain	1,230.2	8.7	1,334.9	160.8	2,734.6	5.82%
United Kingdom	603.3	17.7	582.8	528.3	1,732.1	3.69%
France	675.8	–	90.0	104.9	870.7	1.85%
Gibraltar	1.3	–	63.1	106.4	170.8	0.36%
Germany	1,400.3	–	106.1	40.6	1,547.0	3.29%
Luxembourg	4.2	–	269.3	151.8	425.3	0.91%
Others (1)	370.1	–	743.7	851.1	1,964.9	4.18%

Total	4,285.2	26.4	3,189.9	1,943.9	9,445.4	20.10%

South America:
Brazil	3.5	180.0	30.0	327.4	540.9	1.15%
Others (1)	–	–	86.0	6.3	92.3	0.20%

Total	3.5	180.0	116.0	333.7	633.2	1.35%

North America:
United States	260.0	753.8	227.1	319.7	1,560.6	3.32%
British Virgin Islands	–	–	556.0	–	556.0	1.18%
Cayman Islands	190.4	4.3	125.2	1,433.7	1,753.6	3.73%
Others (1)	1.2	–	154.2	13.0	168.4	0.36%

Total	451.6	758.1	1,062.5	1,766.4	4,038.6	8.59%

Africa	34.0	86.1	107.8	24.3	252.2	0.54%

Others (1) (2)	57.1	–	26.8	89.9	173.8	0.37%

Total international outstandings	4,831.4	1,050.6	4,503.0	4,158.2	14,543.2	30.95%

Total Gross Assets					46,993.1	100.00%

Developing countries					895.2	1.90%

Countries with repayment agreements (3)					1,109.8	2.36%

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	December 31, 2003
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(Euro millions, except percentages)
Europe:
Spain	1,591.9	9.7	1,292.8	61.8	2,956.2	6.71%
United Kingdom	708.1	–	573.1	462.2	1,743.4	3.95%
France	550.4	–	39.2	61.5	651.1	1.48%
Gibraltar	–	–	120.7	272.2	392.9	0.89%
Germany	1,283.8	–	40.4	33.2	1,357.4	3.08%
Luxembourg	21.2	–	321.8	258.7	601.7	1.37%
Others (1)	475.8	4.6	230.8	548.0	1,259.2	2.86%

Total	4,631.2	14.3	2,618.8	1,697.6	8,961.9	20.34%

South America:
Brazil	31.7	69.8	69.1	240.3	410.9	0.93%
Others (1)	1.7	–	130.0	87.0	218.7	0.50%

Total	33.4	69.8	199.1	327.3	629.6	1.43%

North America:
United States	253.7	574.3	210.3	414.0	1,452.3	3.29%
British Virgin Islands	–	–	653.8	1.4	655.2	1.49%
Cayman Islands	417.3	–	12.5	801.6	1,231.4	2.80%
Others (1)	14.5	3.0	402.9	27.3	447.7	1.02%

Total	685.5	577.3	1,279.5	1,244.3	3,786.6	8.60%

Africa	110.5	25.7	81.0	76.8	294.0	0.67%

Others (1) (2)	34.0	–	21.8	48.7	104.5	0.24%

Total international outstandings	5,494.6	687.1	4,200.2	3,394.7	13,776.6	31.28%

Total Gross Assets					44,055.0	100.00%

Developing countries					991.2	2.25%

Countries with repayment agreements (3)					888.8	2.02%

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	December 31, 2002
	Banks and other financial institutions	Government and official institutions	Loans to customers	Trading and investment securities	Total	%

	(Euro millions, except percentages)
Europe:
Spain	1,661.6	69.2	1,198.9	71.4	3,001.1	7.11%
United Kingdom	1,109.1	30.8	459.1	501.8	2,100.8	4.98%
France	51.5	10.0	71.7	63.9	197.1	0.47%
Gibraltar	–	–	98.5	329.6	428.1	1.01%
Germany	32.1	151.5	33.7	20.8	238.1	0.56%
Luxembourg	7.3	–	395.2	18.0	420.5	1.00%
Others (1)	920.7	3.4	215.8	493.9	1,633.8	3.87%

Total	3,782.3	264.9	2,472.9	1,499.4	8,019.5	19.00%

South America:
Brazil	20.2	32.3	60.2	284.6	397.3	0.94%
Others (1)	236.8	–	147.4	14.2	398.4	0.94%

Total	257.0	32.3	207.6	298.8	795.7	1.88%

North America:
United States	507.2	787.4	315.9	491.6	2,102.1	4.98%
British Virgin Islands	6.5	–	607.3	8.9	622.7	1.48%
Cayman Islands	367.3	–	24.5	830.3	1,222.1	2.90%
Others (1)	10.3	3.6	135.5	2.4	151.8	0.36%

Total	891.3	791.0	1,083.2	1,333.2	4,098.7	9.72%

Africa	75.1	8.6	106.8	16.8	207.3	0.49%

Others (1) (2)	43.9	7.6	24.7	22.8	99.0	0.23%

Total international outstandings	5,049.6	1,104.4	3,895.2	3,171.0	13,220.2	31.32%

Total Gross Assets					42,206.1	100.00%

Developing countries					1,031.9	2.44%

Countries with repayment agreements (3)					1,236.3	2.93%

(1)	At December 31, 2004, 2003, or 2002, no single country included in this category accounted for more than 0.75 per cent. of the ESFG Group’s total assets in each of these years.
(2)
At December 31, 2004, 2003 or 2002, this category comprised outstandings in respect of Asian countries (mainly Hong Kong, Macau and Japan) and Australia, none of which accounted for more than 0.75 per cent. of the ESFG Group’s total assets in each of these years.

(3)
This category comprises outstandings with respect to countries with sovereign debt problems, as defined by the Bank of Portugal. At December 31, 2004, 2003 or 2002, no country in this category accounted for more than 0.75 per cent. of the ESFG Group’s total assets in each of these years.

At December 31, 2004, approximately 1.8 per cent. of the Banking Group’s total assets related to obligors whose domicile was in countries classified by the World Bank as “developing countries” with low and middle income (compared with 2.25 per cent. at December 31, 2003). These countries primarily include Brazil, Angola, Morocco, Panama, South Korea, and several other Latin American countries. Since the Banking Group’s international business is concentrated in Europe and North America, its exposure to countries experiencing repayment difficulties was 2.36 per cent. of its total outstanding as of December 31, 2004 (compared with 2.02 per cent. at December 31, 2003). In absolute terms, this exposure was Euro 1,109.8 million at December 31, 2004 (compared with Euro 888.8 million at December 31, 2003). During 2004 the debt of Angola was restructured on the following terms: 65 per cent. of the debt was written-off and 35 per cent. was repaid through the proceeds of a new loan financed by an international banking syndicate in which the ESFG Group is included, and collateralised by crude oil proceeds. The development of this debt during 2004 is shown in the following table:

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	Angola
	Gross Book Value	Allowances	Gross Book Value	Allowances

	(US Dollars millions)		(Euro millions)
Amounts before
restructuring process	74.3	37.1	54.5	27.3
Addition of allowances during 2004	–	11.1	–	8.1
Loan payment	(26.1)	–	(19.1)	–

Sub-total	48.2	48.2	35.4	35.4
Loan charged off (1)	(48.2)	(48.2)	(35.4)	(35.4)

Net as at December 31, 2004	–	–	–	–

(1)	From the total allowance charged off, Euro 30.7 million related to the sovereign and other risk allowance and the remaining to Provision for liabilities and charges.

As set forth in the first table under “– Non-accrual, past due 90 days and troubled debt restructuring loans”, the Banking Group’s foreign non-accrual loans totalled Euro 30.5 million, or 0.7 per cent. of total gross international loans, at December 31, 2004, Euro 77.0 million or 1.8 per cent. at December 31, 2003, and Euro 60.7 million or 1.4 per cent. at December 31, 2002.

Provision and allowance for loan losses

Portuguese regulations require that loans for which any payment is overdue for more than 30 days be classified as overdue and placed on non-accrual status. Allowance for loan losses and sovereign risk for BES and its subsidiaries is made in accordance with the applicable regulatory requirements issued by the Bank of Portugal. These regulatory requirements comprise:

(i)
A loan-specific allowance based on the amount of time that has passed since the date on which the principal or interest on the non-performing loan was due. Loans are defined as non-performing when they are overdue with respect to principal or interest for 30 days. The allowance ranges from 1 per cent. to 100 per cent., depending on the age of the loan in relation to its repayment date and varies according to whether or not the credit is collateralised. Regulation no. 8/2003 from the Bank of Portugal introduced changes in the classes of overdue loans and their respective allowances, with effect from August 2003. The following table provides an overview of the required minimum allowances:

	Allowance (% of the amount outstanding)
Class Type of guarantee (months)	I (>3)	II (3-6)	III (6-9)	IV (9-12)	V (12-15)	VI (15-18)	VII (18-24)	VIII (24-30)	IX (30-36)	X (36-48)	XI (48-60)	XII (>60)

Unsecured	1%	25%	50%	75%	100%	100%	100%	100%	100%	100%	100%	100%
Secured Personally guaranteed	1%	10%	25%	25%	50%	75%	100%	100%	100%	100%	100%	100%
Real estate mortgage Loans <75% of mortgage market value	0.5%	10%	25%	25%	25%	25%	50%	50%	50%	75%	75%	100%
Loans <75% of mortgage market value	0.5%	10%	25%	25%	25%	50%	50%	75%	75%	75%	100%	100%
Other mortgages	1%	10%	25%	25%	50%	50%	75%	75%	100%	100%	100%	100%
Other guarantees	1%	10%	25%	25%	50%	50%	75%	75%	100%	100%	100%	100%

(1)
For Bank of Portugal purposes, secured loans comprise all loans that are either collateralised or personally guaranteed. However, the BES Group classifies loans benefiting only from personal guarantees as unsecured loans.

(2)
For consumer loans to individuals, the rate of allowance is 1.5 per cent. for unsecured and secured loans, and for real estate mortgage loans and financial leases the minimum allowance required is 0.5 per cent. if the building is acquired for own use.

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(ii)
Until August 2003, if the overdue component (principal and interest) was greater than 25 per cent. of the total outstanding balance of any such loan or of the total loans to a specific customer, an additional loan-specific allowance was determined by applying one-half of the average of the provision percentages applicable to the overdue payments on such loan or on the total loans to a specific customer, according to the above table, to the amount of the non-overdue outstanding balance of such loan. The purpose of this additional allowance was to provide for the possible non-collection of the portion of the loan not yet due for repayment. From August 2003, this allowance has been made in accordance with Regulation no. 8/2003, which provides that the loan’s initial maturity, the probability of default and the notion of portfolio should be considered in the concept of doubtful loans and that the required provision for these loans is the same as for overdue loans. In accordance with applicable Bank of Portugal regulations, overdue loans that have been written off are considered fully provisioned for purposes of this specific allowance.

(iii)
A category risk allowance to cover probable loan losses that are present in any portfolio of bank loans, including guarantees and other indirect exposures, but that have not been specifically identified in categories (i) and (ii) discussed above and for which no specific provision was made. In accordance with Bank of Portugal rules, this allowance must not amount to less than 1 per cent. of the total performing loans and guarantees, except for (a) consumer loans to individuals, for which the minimum allowance is 1.5 per cent., and (b) real estate mortgage loans and real estate leases, for which the minimum allowance required is 0.5 per cent. if the building is acquired for own use (since August 2003). Management may decide, however, to make additional provisions, in order to, among other things, safeguard against a potential deterioration of the financial and economic situation of the ESFG Group’s customers as a result of economic downturns.

(iv)	A sovereign risk allowance for financial assets and off-balance sheet credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

•	assets in foreign branches that are denominated in local currency of that country, which are funded through liabilities expressed in that same currency;

•	equity holdings;

•	foreign branches of banks headquartered in the member states of the European Union;

•	items guaranteed by certain entities, as specified in current legislation, provided the guarantee includes transfer risk; and

•	foreign short-term commercial loans that comply with the Bank of Portugal regulations for exemption.

The Banking Group’s management believes that the allowances that have been made in accordance with the Bank of Portugal regulations are sufficient to cover the Banking Group’s estimated losses in its loan portfolio. The aggregate amount of the provisions as of December 31, 2004 was Euro 829.4 million (compared with Euro 820.1 million at December 31, 2003 and Euro 782.6 million at December 31, 2002). Allowances are adjusted on a monthly basis. For a discussion of changes in provision under IFRS, see “Operating and Financial Review and Prospects – Transition to International Financial Reporting Standards”.

For the purposes set forth above, secured loans that involve a security interest that the Banking Group considers subordinate to material governmental liens (such as unpaid taxes and social security contributions) are treated as unsecured. The following table shows the allowances made by the Banking Group as of December 31, 2004 in order to comply with the Bank of Portugal guidelines as described in paragraphs (i) and (ii). However, certain classes have been aggregated in order to maintain the five categories that existed under the previous regulation:

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	Specific allowance at December 31, 2004
Class of overdue debt	I	II	III and IV	V to X	XI and XII	Total

	(Euro millions)
Secured loans	14.8	24.1	17.3	136.3	45.5	238.0
Specific allowance required	3.0	2.4	4.4	94.0	40.9	144.7
Unsecured loans (1)	70.8	22.2	71.6	127.3	40.9	332.8
Specific allowance required	3.1	5.9	58.0	127.3	40.8	235.1

Total specific allowance for overdue debt at December 31, 2004	6.1	8.3	62.4	221.3	81.7	379.8

Total specific allowance for doubtful debt						87.5

Total specific allowance at December 31, 2004						467.3

(1)	From class V loans and above, a 100 per cent. allowance is required. However, small differences occur because certain subsidiaries abroad, especially in Spain, have to follow specific regulations.

Analysis of the allowance for loan losses

The following table shows details of the changes in the Banking Group’s loan loss allowances for each of the past five fiscal years.

	December 31,
	2000	2001	2002	2003	2004

	(Euro millions, except percentages)
Allowance for loan losses at beginning of year:
Domestic:
Specific allowance	275.6	296.7	301.1	348.5	411.7
Category risk	181.2	232.3	246.0	307.5	257.9
International:
Specific allowance	26.4	34.7	29.1	38.0	43.3
Category risk	25.3	29.1	42.2	76.1	66.5
Sovereign and other risk	21.3	32.8	19.0	12.5	40.7

	529.8	625.6	637.4	782.6	820.1

Additions / Reversals (1):
Domestic:
Specific allowance	63.8	92.9	127.5	174.2	197.5
Category risk	50.7	24.2	75.4	54.9	22.0
International:
Specific allowance	9.7	21.7	25.0	18.9	6.0
Category risk	5.6	7.0	13.1	(4.3)	12.2
Sovereign and other risk	10.6	2.8	(0.5)	32.8	1.3

	140.4	148.6	240.5	276.5	239.0

Exchange movements and other adjustments (2):
Domestic:
Specific allowance	15.2	5.1	15.4	28.5	4.9
Category risk	1.1	(10.5)	(13.1)	(104.5)	6.8
International:
Specific allowance	6.1	0.9	(0.7)	5.2	(5.6)
Category risk	(1.6)	6.1	20.8	(5.3)	(10.7)
Sovereign and other risk	1.0	8.4	(6.0)	(4.6)	(0.7)

	21.8	10.0	16.4	(80.7)	(5.3)

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	December 31,
	2000	2001	2002	2003	2004

	(Euro millions, except percentages)
Recoveries (3):
Domestic:
Specific allowance	(5.1)	(5.3)	(8.5)	(12.0)	(20.0)
Category risk	–	–	–	–	–
International:
Specific allowance	(0.1)	(0.2)	(0.2)	(0.5)	(0.1)
Category risk	–	–	–	–	–
Sovereign and other risk	–	–	–	–	–

	(5.2)	(5.5)	(8.7)	(12.5)	(20.1)

Loans charged off (1):
Domestic:
Specific allowance (4)	(52.8)	(88.3)	(87.0)	(127.5)	(139.2)
Category risk	(0.8)	–	(0.8)	–	(3.0)
International:
Specific allowance (5)	(7.5)	(28.0)	(15.2)	(18.3)	(31.2)
Category risk	(0.1)	–	–	–	(0.2)
Sovereign and other risk (6)		(25.0)	–	–	(30.7)

	(61.2)	(141.3)	(103.0)	(145.8)	(204.3)

Allowance for loan losses at the end of the year:
Domestic:
Specific allowance	296.7	301.1	348.5	411.7	454.9
Category risk	232.2	246.0	307.5	257.9	283.7
International:
Specific allowance	34.6	29.1	38.0	43.3	12.4
Category risk	29.2	42.2	76.1	66.5	67.8
Sovereign and other risk	32.9	19.0	12.5	40.7	10.6

Total allowances for loan losses	625.6	637.4	782.6	820.1	829.4

Average gross loans	19,519.8	24,118.8	26,689.8	26,494.1	27,801.0

Net charge-off as a percentage of average loans	0.31%	0.59%	0.39%	0.55%	0.73%

Total allowance as a percentage of average loans	3.20%	2.64%	2.93%	3.10%	2.98%

(1)
The figures reflect both additions to allowances made in any given period as well as reversals of allowances previously made. The ESFG Group has adopted what it believes to be prudent policies with respect to credit analysis and the establishment of allowances. Overdue loans are provided for on a prudent basis and loans considered uncollectable are written off.

In 2003, additions to allowances for sovereign and other risk increased due to the exposure to Angola. The slowdown of the Portuguese economy led to significant growth in loan loss provisions in 2002 and 2003. In each of these years, the BES Group wrote off several loans that were fully provided for. The BES Group does not believe these loans are totally unrecoverable. Any payments on these loans in the future would be recognised in income if and when received.

(2)	At December 31, 2002, Exchange rate movements and other adjustments include the loan loss allowances of BAC at the date of the first consolidation (July 2002).

At December 31, 2003, Exchange rate movements, and other adjustments reflect: (i) the changes introduced by Regulation no. 8/2003, which led to more specific allowances and less category risk allowances; the excess in the category risk resulting from the new regulatory requirement amounted to Euro 64.6 million and was transferred to the specific allowance (Euro 39.6 million) and allowances for general banking and other risks (Euro 25 million); (ii) the amount of specific and category allowances of Credibom on the date of the sale (Euro 32.2 million and 6.8 million, respectively).

(3)	Recoveries of loans previously written off are recognised in income.
(4)
During 2003 and 2004, the Banking Group sold overdue mortgage loans through its subsidiary BIC. These loans were overdue for more than two years, and their recovery was expected to progress slowly and to require a significant additional expenditure of human resources. The net amount of the overdue loans sold was Euro 24.0 million (2003: Euro 14.6 million) consisting of Euro 65.3 million (2003: 37.7 million) as gross amount and Euro 41.3 million (2003: Euro 23.1 million) as specific allowance.

(5)	In 2004, Loans charged off International – Specific allowance include Euro 16.0 million of a fully provided loan at ESB, Miami.
(6)
Loans charged off International-Sovereign and other risk related to the restructuring process of the Angola debt as referred to in
“– Distribution of cross border outstandings and foreign country related assets”.

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Loans at risk and respective allowances

The following table shows non-performing loans in absolute terms and as a percentage of total loans, as well as the aggregate amount of loan loss allowances for overdue loans and other loans at risk (including interest):

	December 31,

	2000		2001		2002		2003		2004

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(Euro millions, except percentages)
Gross loans	23,626.9		26,037.8		27,199.5		27.590.1		29,552.2
Performing loans	23,031.9		25,336.0		26,173.9		26,351.4		28,489.8
Total loans at risk (1)	595.0	2.52%	701.8	2.70%	1,025.6	3.77%	1,238.7	4.49%	1,062.4	3.59%
Overdue loans (2)	447.1	1.89%	493.2	1.89%	610.9	2.25%	663.2	2.40%	570.8	1.93%
Other loans at risk	147.9		208.6		414.7		575.5		491.6
Loan loss allowances:
Specific allowances (3)	331.3	74.10%	330.2	66.95%	386.5	63.27%	455.0	68.61%	467.3	81.87%
Category, sovereign and other risk related allowances (4)	294.3	1.25%	307.2	1.19%	396.1	1.59%	365.1	1.32%	362.1	1.27%
Total allowances (5)	625.6	2.65%	637.4	2.45%	782.6	2.88%	820.1	2.97%	829.4	2.81%
Total allowances as a percentage of total loans at risk		105.1%		90.8%		76.3%		66.21%		78.07%
Total allowances as a percentage of non-performing loans (6)		139.9%		129.2%		128.1%		123.66%		145.30%

(1)
Total loans at risk comprise loans accounted for as overdue loans, the remaining principal amount (not yet due) of loans accounted for as overdue loans and other loans classified as “troubled debt restructurings”.

(2)
Includes loans in the amount of Euro 540.3 million in the domestic category and Euro 30.5 million in the international category at December 31, 2004. The amount includes overdue principal and interest of Euro 568.7 million and Euro 2.1 million, respectively, classified in each case in accordance with the Bank of Portugal guidelines.

(3)	Percentage values represent specific allowances as a percentage of overdue loans.
(4)	Percentage values represent category, sovereign and other risk-related allowances as a percentage of gross loans.
(5)	Includes specific, category risk, sovereign and other risk-related allowances. Percentage values represent total allowances as a percentage of total loans.
(6)
Given the regulatory requirements applicable to the establishment of loan loss allowances described above, during times of economic growth, when the overall loan portfolio tends to grow faster than the amount of overdue loans and the number and amount of overdue loans may even decline, total loan loss allowances as a percentage of overdue loans tends to increase. By contrast, during a slowdown or recession, overdue loans tend to grow faster than the overall loan portfolio, leading to a decrease in total loan loss allowances as a percentage of overdue loans, as was the case in 2001, 2002. In 2004, the increase in total loan loss allowances as a percentage of overdue loans resulted from the new regulatory requirements issued by the Bank of Portugal regarding specific allowances. In 2003, the effects of this new requirement were less pronounced due to an increase in non-performing loans of Euro 45.9 million at the level of BESV (the French subsidiary of the ESFG Group), while loan loss provision rose only by Euro 2.2 million. A significant part of the Euro 45.9 million was attributable to loans that were in fact performing, but for which management nonetheless made a provision in light of the then negative outlook in the borrower’s financial situation. Pursuant to Bank of France regulations, the full amount of loans for which any provision is made should be classified as overdue.

The Banking Group’s largest overdue loans, each of which exceeds Euro 5 million in principal value and all of which are fully covered by allowances and guarantees, were granted to the following sectors:

Amount

(Euro millions)
Domestic:
Real estate construction	5.6
Instalments loans to individuals	8.5
International:
Financial	17.4

The management of the Banking Group believes that at December 31, 2004, total loan loss allowances were sufficient to cover the risks associated with the non-performing loans described above.

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The following tables provide a breakdown of the charge-offs, recoveries and loan loss allowances as a percentage of total average gross loans by category of borrower:

	December 31,

	2000	2001	2002	2003	2004

	(Euro millions, except percentages)
Total average gross loans	19,519.8	24,118.8	26,689.8	26,494.1	27,801.0
Loans charged-off (amount): (1)
Domestic:
Commercial (2)	40.7	72.2	46.0	76.1	63.5
Financial	–	–	–	–	–
Agricultural	1.0	0.9	0.2	0.7	0.7
Real estate – construction	2.6	1.9	6.1	1.9	5.8
Real estate – mortgage	–	–	–	23.1	40.6
Instalment loans to individuals	7.9	11.2	35.9	22.4	27.0
Lease financings	1.4	2.1	0.3	3.9	4.6

Total domestic	53.6	88.3	88.5	128.1	142.2
International	7.6	53.0	14.5	17.7	62.1

Total	61.2	141.3	103.0	145.8	204.3

Loans charged-off (percent):
Domestic:
Commercial	0.21%	0.30%	0.17%	0.29%	0.23%
Financial	–	–	–	–	–
Agricultural	–	–	–	–	–
Real estate – construction	0.01%	0.01%	0.02%	0.01%	0.02%
Real estate – mortgage				0.09%	0.15%
Instalment loans to individuals	0.04%	0.05%	0.14%	0.08%	0.09%
Lease financings	0.01%	0.01%	–	0.01%	0.02%

Total domestic	0.27%	0.37%	0.33%	0.48%	0.51%
International	0.04%	0.22%	0.05%	0.07%	0.22%

Total	0.31%	0.59%	0.38%	0.55%	0.73%

Recoveries (amount): (1)
Domestic	5.2	5.2	8.5	12.0	20.0
International	–	0.3	0.2	0.5	0.1

Total	5.2	5.5	8.7	12.5	20.1
Recoveries (percent):
Domestic	0.03%	0.02%	0.03%	0.05%	0.07%
International	–	–	–	–	–

Total	0.03%	0.02%	0.03%	0.05%	0.07%

Net charge-offs (amount):
Domestic	48.4	83.1	80.0	116.1	122.2
International	7.6	52.7	14.3	17.2	62.0

Total	56.0	135.8	94.3	133.3	184.2

Net charge-offs (percent):
Domestic	0.25%	0.34%	0.30%	0.44%	0.44%
International	0.04%	0.22%	0.05%	0.06%	0.22%

Total	0.29%	0.56%	0.35%	0.50%	0.66%

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	December 31,

	2000	2001	2002	2003	2004

	(Euro millions, except percentages)
Allowances at end of period:
Domestic:
Commercial	304.5	292.2	376.3	378.8	396.7
Financial	24.7	–	–	–	–
Agricultural	8.9	4.5	5.9	6.4	7.2
Real estate – construction	6.8	10.4	7.7	24.7	32.4
Real estate – mortgage	69.1	116.3	148.3	152.9	183.0
Instalment loans to individuals	98.5	106.0	97.2	83.3	96.0
Lease financing	16.5	17.7	20.6	23.5	23.3

Total domestic	529.0	547.1	656.0	669.6	738.6
International	96.6	90.3	126.6	150.5	90.8

Total	625.6	637.4	782.6	820.1	829.4

Loan loss allowances (per cent):
Domestic:
Commercial	1.56%	1.22%	1.41%	1.43%	1.43%
Financial	0.13%	–	–	–	–
Agricultural	0.05%	0.02%	0.02%	0.02%	0.03%
Real estate – construction	0.03%	0.04%	0.03%	0.09%	0.12%
Real estate – mortgage	0.35%	0.48%	0.56%	0.58%	0.66%
Instalment loans to individuals	0.50%	0.44%	0.36%	0.32%	0.34%
Lease financing	0.08%	0.07%	0.08%	0.09%	0.08%

Total domestic	2.70%	2.27%	2.46%	2.53%	2.66%
International	0.50%	0.37%	0.47%	0.57%	0.32%

Total	3.20%	2.64%	2.93%	3.10%	2.98%

(1)
Because loan losses are first charged against loan loss allowances, they affect the income statement only to the extent that aggregate allowances are insufficient to cover the losses; recoveries of loans previously written off are recognised as income. As at December 31, 2004, “Recoveries - Domestic” includes Euro 11.0 million of commercial loans (2003: Euro 5.8 million), Euro 7.0 million of instalment loans to individuals (2003: Euro 5.0 million), Euro 1.3 million of real estate-construction (2003: Euro 0.1 million) Euro 0.6 million of lease financings (2003: Euro 0.5 million) and Euro 0.1 million of loans to agriculture (2003: Euro 0.1 million).

(2)
At December 31, 2004, the main commercial loan sectors were wholesale and retail (35 per cent.), sundry activities (10 per cent.), textile and clothing (9 per cent.) and services provided to companies (8 per cent.).

(3)	The “Real estate – mortgage” loans charged-off relate to the sale of overdue loans previously referred to in the table “Analysis of the allowances for loan losses”.

The following table provides a breakdown of actual loan charge-offs by business segment and size for each of the years presented:

	December 31,

	2001		2002		2003		2004

	Amount	%	Amount	%	Amount	%	Amount	%

	(Euro millions, except percentages)
Business segments:
Small- and medium-sized companies	78.0	55.2%	50.5	49.0%	89.1	61.1%	95.6	46.8%
Major corporations	50.5	35.7%	13.7	13.3%	11.1	7.6%	40.5	19.8%
Private individuals (1)	12.8	9.1%	38.8	37.7%	45.6	31.3%	68.2	33.4%

Total	141.3	100.0%	103.0	100.0%	145.8	100.0%	204.3	100.0%

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	December 31,

	No.	Total amount	No.	Total amount	No.	Total amount	No.	Total amount

	(Euro millions, except percentages)
Size of charge-offs
Less than Euro 0.05 million (2)	11,973	13.5	22,316	38.3	12,382	44.9	15,326	37.7
Euro 0.05 – 0.5 million	222	37.4	126	16.8	377	53.2	541	47.5
Euro 0.5 – 1.5 million	25	17.1	15	15.1	25	20.1	25	20.2
More than Euro 1.5 million	14	73.3	49	32.8	7	27.6	20	98.9

Total	12,234	141.3	22,506	103.0	12,791	145.8	15,912	204.3

(1)	Includes charge-offs related to the sale of overdue mortgage loans.
(2)	The significant number of charge-offs of less than Euro 0.05 million relates mainly to charge-offs of Crediflash’s loans (credit card balances that are individually very small).

Deposits

The following table shows details of average deposits and interest rates paid for each of the years indicated:

	Year ended December 31,

	2002		2003		2004

	Average balance	Average rate %	Average balance	Average rate %	Average balance	Average rate %

	(Euro millions, except percentages)
Domestic:
Non-interest-bearing:
Deposits from banks	80.3	–	81.8	–	133.6	–
Demand deposits	6.8	–	10.7	–	5.2	–

Total non-interest-bearing	87.1	–	92.5	–	138.8	–

Interest-bearing:
Deposits from banks	299.4	3.00%	246.8	2.07%	186.9	2.57%
Demand deposits	5,728.8	1.15%	6,030.2	0.73%	6,148.1	0.52%
Time deposits	7,534.1	2.72%	7,242.3	2.23%	4,783.7	2.24%

Total interest-bearing	13,562.3	2.06%	13,519.3	1.56%	11,118.7	1.30%

Total Domestic	13,649.4	2.05%	13,611.8	1.55%	11,257.5	1.28%

International:
Non-interest-bearing:
Deposits from banks	4.8	–	28.1	–	25.3	–
Demand deposits	84.2	–	–	–	79.8	–

Total non-interest-bearing	89.0	–	28.1	–	105.1	–

Interest-bearing:
Deposits from banks	3,177.8	2.71%	2,928.4	1.78%	2,989.9	1.87%
Demand deposits	697.5	1.01%	789.1	0.68%	855.2	0.64%
Time deposits	4,545.7	3.45%	5,084.0	3.15%	6,399.7	2.86%

Total interest-bearing	8,421.0	2.97%	8,801.5	2.47%	10,244.8	2.38%

Total International	8,510.0	2.94%	8,829.6	2.46%	10,349.9	2.36%

Total non-interest-bearing	176.1		120.6		243.9
Total interest-bearing	21,983.3	2.41%	22,320.8	1.92%	21,363.5	1.82%

Total deposits	22,159.4	2.39%	22,441.4	1.91%	21,607.4	1.80%

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The following table shows the maturities and categories of the Banking Group’s total deposits at December 31, 2004:

	December 31, 2004

	3 months or less	3 to 6 months	6 to 12 months	After 12 months	Total

	(Euro millions)
Domestic:
Non-interest bearing:
Deposits from banks	80.8	–	–	–	80.8
Demand deposits	4.1	–	–	–	4.1

Total non-interest bearing	84.9	–	–	–	84.9

Interest-bearing:
Deposits from banks	74.3	–	0.7	–	75.0
Demand deposits	6,213.9	–	–	–	6,213.9
Time deposits (2)	6,332.7	964.4	255.8	109.5	7,662.4

Total interest-bearing	12,620.9	964.4	256.5	109.5	13,951.3

International:
Non-interest bearing:
Deposits from banks	16.6	–	–	–	16.6
Demand deposits	75.6	–	–	–	75.6

Total non-interest bearing	92.2	–	–	–	92.2

Interest-bearing:
Deposits from banks (1)	2,473.8	229.6	296.5	3.7	3,003.6
Demand deposits	799.1	–	–	–	799.1
Time deposits (2)	3,848.2	709.5	210.3	389.4	5,157.4

Total interest-bearing	7,121.1	939.1	506.8	393.1	8,960.1

Total deposits as per financial statements	19,919.1	1,903.5	763.3	502.6	23,088.5

(1)	Deposits from credit institutions represent the main source of funding of the BES’s foreign branches.
(2)	Time deposits include certificates of deposit of Euro 349.9 million in the domestic category and of Euro 1,642.7 million in the international category.

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The following table shows the distribution of all deposits, including deposits from customers and amounts borrowed by the Banking Group from Portuguese financial institutions and foreign banks (including commercial paper), in Euros and other currencies at December 31, 2002, 2003 and 2004:

	December 31,

	2002	2003	2004

	(Euro millions)
Euro	19,446.5	20,284.2	18,402.3
US dollars	3,702.6	3,071.3	3,307.6
Other foreign currencies (1)	764.5	763.8	1,378.6

Total deposits	23,913.6	24,119.3	23,088.5

(1)	No other currency accounts for more than 10 per cent. of total deposits in foreign currencies.

The following table provides an analysis of the maturity of time deposits in the amount of Euro 100,000 or more as of December 31, 2004:

	December 31, 2004

	3 months or less	3 to 6 months	6 to 12 months	After 12 months	Total

	(Euro millions)
Domestic	7,209.2	993.0	240.2	55.2	8,497.6
International	487.8	111.5	41.4	113.0	753.7

Total time deposits	7,697.0	1,104.5	281.6	168.2	9,251.3

Return on equity and assets

The following table presents certain selected financial ratios, based on the statutory accounts of the ESFG Group as reclassified to the prescribed US format of presentation but before any US GAAP adjustment, for the periods indicated:

	December 31,

	2002	2003	2004

	(percentages)
Return on average assets (1)	0.23	0.54	0.58
Return on average equity (2)	(83.75)	122.01	49.56
Dividend payout ratio (3)	–	13.35	18.19
Equity to assets ratio (4)	4.33	4.78	4.74

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Short-term borrowings

The following table shows details of the Banking Group’s short-term borrowings for each of the past three years:

	December 31,

	2002	2003	2004	(1)

	(Euro millions, except percentages)
Securities transferred under repurchase agreements: (2)
Outstanding	1,536.3	1,422.0	1,487.6
Approximate average amount outstanding during the period	1,307.6	1,434.7	1,602.6
Approximate weighted average interest rate during the period	3.20%	2.22%	2.27%
Approximate weighted average interest rate at the end of the period	3.45%	2.01%	2.32%
Interbank money market funds from domestic institutions:
Outstanding	104.4	157.7	160.3
Approximate average amount outstanding during the period	166.6	118.9	120.9
Approximate weighted average interest rate during the period	2.58%	2.49%	2.41%
Approximate weighted average interest rate at the end of the period	2.45%	2.42%	2.46%
Short term loans:
Outstanding	941.0	297.6	57.7
Approximate average amount outstanding during the period	652.4	(190.3)	389.6
Approximate weighted averaged interest rate during the period	1.20%	0.89%	0.82%
Approximate weighted average interest rate at the end of the period	1.21%	0.95%	0.74%
Overdrafts: (3)
Outstanding	183.5	100.7	320.0
Approximate average amount outstanding during the period	435.2	309.2	347.4
Approximate weighted average interest rate during the period	2.42%	2.21%	2.08%
Approximate weighted average interest rate at the end of the period	1.58%	1.54%	2.09%
Others:
Outstanding	204.6	292.7	207.5

Total outstanding:	2,969.8	2,270.7	2,233.1

(1)	The maximum amount borrowed in each category outstanding at any month-end during the year 2004 was as follows:

2004

(Euro millions)
Securities transferred under repurchase agreements	3,296.3
Interbank money market funds from domestic institutions	674.7
Short-term loans	98.0
Overdrafts	882.4
(2)
In 2002, the amount of securities sold under repurchase agreements essentially consisted of BESSA’s operations through its subsidiary Benito y Monjardin, which were sold to BESI during 2003. Therefore, at December 31, 2003 the securities sold under repurchase agreements related to BESI operations (through its subsidiary ES Investment – formerly Benito y Monjardin). The securities underlying these agreements were under BESSA’s control in 2002 and BESI’s control in 2003 and 2004.

(3)	At December 31, 2002, 2003 and 2004, overdrafts were taken mainly by BES, BIC and BESI.

Additional insurance disclosure

Property and casualty loss reserves

ESFG establishes reserves for the payment of claims that arise from its property-casualty insurance policies by product, coverage and year for each company in the ESFG Group. ESFG’s property-casualty insurance business comprises Tranquilidade, ESIA and ES Seguros. In December 2004 the property-casualty company ESIA was merged with Tranquilidade.

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The following are the steps in the process of calculating these reserves at the end of each financial year:

(a)
first, an analysis of claims pending at the end of the year and a corresponding estimate of the liabilities existing at this date are made. With regard to Tranquilidade, as well as motor insurance and workers’ compensation insurance, reserves are calculated by the average cost method;

(b)
a surcharge is then added to the value of the claims costs incurred during the year, so as to provide for claims declared after December 31. This surcharge is based on actuarial evaluations, which are revised monthly or annually. For Tranquilidade, this value is 6 per cent. for all branches with the exception of motor, health and third party liability policies. For motor and third party liability, a surcharge of 9.2 per cent. and 28.8 per cent., respectively, are added, while for health an actuarial analysis is conducted every month, taking into consideration the specific characteristics of this line of business. For ES Seguros, a surcharge of 4 per cent. is used for multirisk liability, while monthly actuarial analysis are conducted for motor and health (in December 2004, 17 per cent. was used for both branches);

(c)
a mathematical reserve is booked to record liability in Tranquilidade’s workers’ compensation business for claims incurred prior to December 31, 2004, relating to pensions already ratified by the Labour Court or according to conciliation proceedings already ended, and an estimate of pension liabilities due for claims incurred prior to December 31, 2004 awaiting a final court decision or settlement, or where the insured awaits clinical treatment. The mathematical reserve for workers’ compensation claims is calculated on a pension-by-pension basis, in accordance with Regulation 15/2000-R, of November 23, 2000, issued by the ISP.

In determining their insurance policy and claims reserves, the ESFG Group’s insurance companies review their overall positions, reserving techniques and reinsurance on an ongoing basis. Reserves are also reviewed periodically by qualified actuaries. The ESFG Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. Under Portuguese GAAP, reserves are not discounted except for workers’ compensation (life pensions). Reserves do not represent an exact calculation of liability, but instead represent estimates, generally established utilising actuarial projection techniques. These reserve estimates are expectations of what the ultimate settlement of claims is likely to cost, based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity, frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Inflation is normally implicit in the reserving methods used. For bodily injury claims under motor insurance policies an additional inflation factor is considered in addition to the implicit inflation of the model. For workers’ compensation (life pensions) an inflation rate of zero percent is used because inflation has no effect on the benefit paid by the companies. For other lines of business, historic inflation is believed to be an accurate measure of future rates of inflation.

Additionally, there may be significant reporting lags between the occurrence of an insured event and the time it is reported to the insurer. Reserve estimates are continually refined on an ongoing basis as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of operations for the periods in which the estimates are revised.

On the basis of internal procedures and on the information available to it, management believes that currently established reserves are sufficient to cover the ESFG Group’s exposure. However, the establishment of reserves is an inherently uncertain process and, accordingly, there can be no assurance that ultimate losses will not differ from the initial estimates. Reserves for incurred but not reported (IBNR) claims are established to recognise the estimated cost of losses that have occurred but of which the ESFG Group does not yet have notice. These reserves, like the reserves for reported claims, are established to recognise the estimated costs necessary to bring claims arising out of losses to final settlement. Since little is known about actual occurrence, the ESFG Group relies on past experience adjusted for current trends and any other factors that would modify past experience to estimate the IBNR liability. These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement of claims. The analyses are based on facts and circumstances known at the time, predictions of future events, estimates of future inflation and other social and economic factors. Late reported claims trends, claim severity, exposure growth and future inflation are some of the factors used in projecting the IBNR reserves requirements. These reserves are reviewed and revised periodically as additional information becomes available and actual claims are reported.

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The ultimate cost of loss is subject to a number of highly variable circumstances. As time passes between the time a claim is reported and the final settlement of the claim, a change in circumstances may require established reserves to be adjusted either upwards or downwards. Changes in the legal environment, results of similar litigation, and changes in medical costs, costs of automobile and home repair materials as well as labour rates, among other things, can substantially impact claims costs. These factors may cause actual developments to vary materially from expectations. Claim reserve estimates are periodically reviewed and updated, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in the current results of operations.

The following table breaks down, on a net basis, the ESFG Group’s property-casualty loss reserves by ESFG Group company for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(in millions of Euro, except percentages)
Tranquilidade, including ESIA	415.0	97.8%	396.3	96.5%	409.5	95.1%
ES Seguros	9.4	2.2%	14.4	3.5%	21.2	4.9%

Total claims reserves	424.4	100.0%	410.7	100.0%	430.7	100.0%

ESFG’s loss reserves increased from Euro 410.7 million in 2003 to Euro 430.7 million in 2004, mainly due to the increase in the reserves for motor insurance.

ESIA made adjustments in the loss reserves for previous years in motor insurance, mainly in the bodily injury claims category, after considering the recent trends in court decisions resulting in increased liability for insurers.

ES Seguros commenced operations in 1997 and experienced an increase of 21 per cent. in earned premiums from 2003 to 2004, which led to strong growth in loss reserves from Euro 14.4 million in 2003 to Euro 21.2 million in 2004.

The following table breaks down the ESFG Group’s property-casualty loss reserves by major line of business for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(In millions of Euro, except percentages)
Gross
Workers’ compensation (life pensions)	131.1	29.1%	116.7	26.3%	109.4	23.5%
Workers’ compensation (not related to life pensions)	30.9	6.8%	32.4	7.3%	38.0	8.1%
Motor vehicle insurance	232.4	51.5%	233.5	52.6%	256.8	55.2%
Other P&C lines of business	56.8	12.6%	61.1	13.8%	61.3	13.2%

	451.2	100.0%	443.7	100.0%	465.5	100.0%

Reinsurance	26.8		33.0		34.8

Net amount	424.4		410.7		430.7

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The following table shows the gross claims costs by major lines of business for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(In millions of Euro, except percentages)
Gross
Workers’ compensation (life pensions)	24.8	9.5%	19.8	7.8%	20.4	7.7%
Workers’ compensation (not related to life pensions)	30.1	11.6%	23.7	9.3%	26.9	10.1%
Motor insurance	146.0	56.3%	138.8	55.0%	147.7	55.6%
Other P&C lines of business	58.8	22.6%	69.9	27.9%	70.7	26.6%

	259.7	100.0%	252.2	100.0%	265.7	100.0%

In Portugal, employers are required to take out workers’ compensation insurance for their employees to cover occupational accidents during the employees’ working hours or on their normal route between home and work. Benefits include lost wages, medical expenses and, in the case of permanent disability or death, pension payments. The amount of benefits payable under the insurance policies for permanent disability or death is fixed in special proceedings before the Court of Labour (“Tribunal do Trabalho”).

Workers’ compensation (life pensions) loss reserves are established to cover the ESFG Group’s exposure to pension benefits for permanent disability or death. In addition to covering actual pension benefits fixed by the Court of Labour, they cover potential pension benefits in situations where the ESFG Group is aware that a claim has been filed with the Court of Labour but no final determination has yet been reached or a potential claimant has been hospitalised. The workers’ compensation (life pensions) loss reserves are calculated according to local requirements and cover liabilities arising from pension responsibilities. Under Portuguese law, responsibility for raising pension benefits annually lies with the Workers’ Compensation Fund (“FAT – Fundo de Acidentes de Trabalho”).

Workers’ compensation (not related to life pensions) loss reserves are established to cover the ESFG Group’s exposure to other types of benefits.

According to Portuguese regulatory requirements for the insurance sector, at the end of each year the insurance companies are obliged to pay a percentage corresponding to 0.85 per cent. of the workers’ compensation pensions’ redemption value to a government fund (workers’ compensation fund – FAT) and this amount is charged to income on an annual basis.

Until December 31, 2003, Portuguese GAAP did not require unallocated loss adjustment expenses to be accrued. As a consequence of Circular 28/2004 issued by the ISP, the ESFG Group has changed its accounting policy with respect to the future costs of claims settlement (ULAE). In accordance with the new accounting policy, the liability is included in the claims outstanding provision for incurred claims (IBNR) (both declared and undeclared).

In 2004, the ESFG Group recorded a reserve for unallocated loss adjustment expenses.

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Reconciliation of the ESFG Group’s property-casualty loss reserves

The following table reconciles the ESFG Group’s property-casualty loss reserves as of the beginning and end of each fiscal year in the three-year period ended December 31, 2004:

	2002	2003	2004

	(In millions of Euro)
Balance as of 1 January	438.8	451.2	443.7
Plus incurred claims and claim adjustment expenses
Current year	240.6	237.7	242.9
Prior years	19.1	14.5	22.8

	259.7	252.2	265.7
Less paid related to
Current year	(106.6)	(108.0)	(137.3)
Prior years	(140.7)	(151.7)	(106.6)

	(247.3)	(259.7)	(243.9)

Balance as of 31 December	451.2	443.7	465.5

The incurred claims for prior years reflect the effect of:

•
the technical interest rate used to discount workers’ compensation (life pensions) reserves. In 2004, the impact amounts to Euro 5.6 million (2003: Euro 6.6 million). If financial results are in line with the technical interest rate used, this effect on claims cost is fully offset by financial income;

•	the reallocation of the reserve for unallocated loss adjustment expenses by accident year. The impact in 2004 was Euro 4.9 million;

•	the adjustments made by ESIA in the loss reserves for motor insurance in previous years. The impact in 2004 amounted to Euro 7.6 million.

Changes in historical loss reserves

Tranquilidade

The following table shows gross claims reserves by major lines of business for Tranquilidade, including the effect of the merger with ESIA:

	2002 (1)%		2003 (1)%		2004	%

	(In millions of Euro, except percentages)
Gross
Workers’ compensation (life pensions)	131.1	29.8%	116.7	27.3%	109.4	24.8%
Workers’ compensation (not related to life pensions)	30.9	7.0%	32.4	7.6%	38.0	8.6%
Motor Insurance	224.5	51.0%	222.0	51.9%	237.0	53.7%
Other P&C lines of business	53.4	12.2%	56.8	13.2%	56.9	12.9%

	439.9	100.0%	427.9	100.0%	441.3	100.0%

(1)	The figures for 2002 and 2003 have been restated, as ESIA only merged with Tranquilidade in December of 2004.

Portuguese GAAP does not allow the discounting of reserves except for workers’ compensation (life pensions). At December 31, 2004, the estimated amount of the reserve discount was Euro 62.1 million (2003: 61.4 million).

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The loss development tables below show changes in statutory historical loss reserves for Tranquilidade, the main property and casualty insurance company of ESFG, for 1994 and subsequent years for the motor insurance and workers’ compensation (except permanent disability and death annuities for workers’ compensation – referred to below as life pensions) lines of business and for 1999 and subsequent years for all lines of business (except permanent disability annuities and death for workers’ compensation). ESFG is unable to provide historical data prior to 1999 for the other property and casualty lines of business due to changes made by Tranquilidade to its information system.

Tranquilidade, including ESIA

Loss Development Table Gross of Reinsurance and Net Reimbursements Motor Insurance and Workers’ Compensation – Medical Expenses and Temporary Disability

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004

	(In millions of Euro)
Reserves for unpaid loss as originally reported	97.7	116.6	139.5	176.3	198.5	213.8	232.4	246.5	252.9	252.0	273.2
Paid (cumulative) as of:
One year later	41.0	43.1	40.9	63.5	65.6	69.0	79.0	77.6	82.4	79.4
Two years later	59.4	59.0	68.5	90.5	95.9	106.1	114.0	120.5	126.3
Three year later	69.2	80.1	87.0	112.4	123.8	129.4	147.3	154.3
Four years later	85.1	94.3	101.8	133.3	142.8	156.8	174.1
Five year later	95.2	105.4	117.7	147.9	162.7	177.5
Six years later	102.9	116.5	127.1	161.6	177.8
Seven year later	110.5	123.4	136.9	177.8
Eight years later	114.8	130.4	144.1
Nine year later	119.9	134.3
Ten years later	122.3

Liability re-estimated as of:
One year later	95.5	111.5	133.8	175.9	195.1	211.5	227.1	245.6	255.7	269.4
Two years later	101.8	123.8	142.3	175.9	193.2	206.8	230.5	247.4	265.5
Three year later	111.9	127.4	142.8	175.4	193.0	208.1	231.2	253.9
Four years later	114.4	127.9	142.8	176.4	191.9	211.4	249.4
Five year later	118.0	128.2	144.6	174.2	196.1	231.6
Six years later	118.3	133.9	145.7	179.7	214.4
Seven year later	122.5	137.2	149.2	198.3
Eight years later	126.1	139.6	161.8
Nine year later	127.4	147.5
Ten years later	133.3
Cumulative redundancy / (deficiency)	(35.6)	(30.9)	(22.3)	(22.0)	(15.9)	(17.8)	(17.0)	(7.4)	(12.6)	(17.4)

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Loss Development Table Gross of Reinsurance and Net Reimbursements – Total Except Mathematical Reserve

	1999	2000	2001	2002	2003	2004

	(In millions of Euro)
Reserves for unpaid loss as originally reported	250.4	276.3	299.2	302.5	305.5	328.7
Paid (cumulative) as of:
One year later	91.5	106.1	105.8	108.3	106.7
Two years later	133.0	247.3	157.9	162.9
Three year later	161.2	185.9	197.8
Four years later	191.9	215.9
Five year later	215.2

Liability re-estimated as of:
One year later	253.0	277.7	303.2	313.3	327.3
Two years later	249.3	283.3	306.3	325.5
Three year later	251.5	284.0	314.5
Four years later	256.3	303.9
Five year later	277.4
Cumulative redundancy/(deficiency)	(27.0)	(27.6)	(15.3)	(23.0)	(21.8)

For years prior to 1994, management believes that loss development was primarily influenced by the initial reserving patterns that were in force when Tranquilidade was nationalised. The privatisation process was concluded at the end of 1990, and in the following years management developed the tools, information systems and management skills to allow for a controlled development of the business. The patterns shown in 1994, 1995 and 1996 therefore reflect adverse developments related to years prior to 1994. Reserving standards were reinforced after the privatisation. This change can be observed in the development of losses since 1997. Accounting standards in Portugal were changed in 1994 in order to require record-keeping on an accident-year basis. However, as property lines are short-tail lines, i.e. claims are settled rapidly once made, the Portuguese regulatory authority did not require that related information be presented on an accident-year basis. Tranquilidade invested for several years in a new core information system (COGEN) and since mid-1999 has used an integrated system with more detailed information for all business lines. The above table does therefore not include data prior to 1999.

The development in loss reserves for the years 2002 and 2003 is mainly due to ESIA adjustments to motor insurance loss reserves (Euro 6.5 million and Euro 6.1 million, respectively). Management believes that the main adjustments have been made and that in the future the reserving and reinsurance practices applied within Tranquilidade will improve the results of ESIA’s transferred business.

The development in loss reserves for the year 2003 is also explained by Euro 3.9 million reserve for unallocated loss adjustment expenses that were distributed to occurrence years prior to 2004.

In 2004, there was one claim with an estimated cost of Euro 2.4 million, with reinsurers’ participation of 98 per cent., and one claim was adjusted by Euro 0.7 million with reinsurers’ participation of 77 per cent.

In 2003, there was a large claim with an estimated cost of Euro 4.7 million, with reinsurers’ participation of 73 per cent., and one claim was adjusted by Euro 1.2 million with reinsurers’ participation of 62 per cent.

During 2002, 2003 and 2004, there were also significant changes in the underwriting policies:

•	new tariffs were systematically set for the main lines of business;

•	credibility theory, i.e. a methodology for evaluating the risk profile of customers, was systematically applied to calculate the premiums on renewed contracts; and

•	an active process of cancelling policies with poor results was conducted.

Those measures contributed to the overall improvement of Tranquilidade’s results.

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Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Reinsurance

Reinsurance policies are purchased by the ESFG Group for all property-casualty business lines, adopting non-proportional and proportional treaties depending on the nature of the risks involved and the market availability of coverage, and are aimed at reducing the volatility of earnings while maintaining adequate solvency ratios. For risks outside the scope of the treaties, facultative reinsurance (i.e. reinsurance ceded on a policy by policy basis instead of the whole portfolio) is taken. The ESFG Group deals with leading reinsurers, revising annually their level of participation according to their ratings and market trends.

Non-proportional treaties are those under which claims are paid by reinsurers once the total amount of a claim or group of claims exceeds a specified amount, up to a maximum limit.

Proportional treaties, which are also known as excess of loss treaties, are those under which premiums and claims are shared with the reinsurer in a contractually determined proportion. There are two major types of proportional reinsurance treaties:

•
Quota-share treaties, under which reinsurers participate in a fixed percentage of the risks and premiums related to all policies sold by the ESFG Group in a particular line of business. The reinsurer’s participation remains constant and is not subject to limits based on the value of the risk insured or on the amount of risk retained by the ESFG Group.

•
Surplus treaties, under which the ESFG Group individually evaluates the policies sold to its customers and determines how much risk it will retain (the “retention”). The remaining risk (and a proportionate share of the premiums) is placed with a reinsurer, subject to a maximum that is defined as a multiple of the ESFG Group’s retention. For example, if the ESFG Group elects to retain 5 per cent. of the risk related to a policy, and it has a treaty with Reinsurer A to reinsure up to 15 times its retention, Reinsurer A would assume 75 per cent. of the risk related to the policy. The remaining 15 per cent. of the risk would be placed with another reinsurer.

In 2003, Tranquilidade changed its reinsurance earthquake coverage for its entire portfolio by increasing the deductible from 2 per cent. to 10 per cent. (for homeowners insurance) and 5 per cent. (for industrial and commercial insurance) of the sum insured. The market standard is now 5 per cent. for all risks.

In 2003, the reinsurance treaty for Tranquilidade’s property line of business was changed from a quota share and surplus treaty to a surplus treaty. The new retention amount was set at Euro 1 million, whereas previously it had been Euro 0.8 million, Euro 1.0 million and between Euro 1.5 and 2.5 million for homeowners, commercial and industrial lines, respectively. In the previous quota share treaty, Tranquilidade ceded to reinsurers 10 per cent. of the retention surplus treaty in the homeowners and 20 per cent. in the commercial and industrial lines.

In 2003, the health reinsurance quota share treaty (with 50 per cent. retention) was cancelled.

In 2003, the retention amount for the motor insurance and workers’ compensation excess of loss treaties were increased from Euro 0.35 to 0.75 million and from Euro 0.34 to 0.50 million, respectively.

In 2004, there were no significant changes in the reinsurance programme of Tranquilidade.

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ES Seguros

The following table shows gross claims reserves by major lines of business for ES Seguros for each of 2002, 2003 and 2004:

	2002	%	2003	%	2004	%

	(In millions of Euro, except percentages)
Gross
Motor insurance	7.9	69.9%	11.5	72.8%	19.8	81.8%
Other P&C lines of business	3.4	30.1%	4.3	27.2%	4.4	18.2%

	11.3	100.0%	15.8	100.0%	24.2	100.0%

The following table shows changes in the statutory historical loss reserves for the motor insurance line of business of ES Seguros since 1999:

Loss Development Table Gross of Reinsurance and Net Reimbursements Motor Insurance

	1998	1999	2000	2001	2002	2003	2004

	(In millions of Euro)
Reserves for unpaid loss as originally reported	0.1	0.6	2.0	3.9	7.9	11.5	19.8
Paid (cumulative) as of:
One year later	0.1	0.6	1.4	1.9	3.3	3.7
Two years later	0.1	0.7	1.5	3.1	4.1
Three year later	0.1	0.7	2.4	3.5
Four years later	0.1	0.7	2.4
Five year later	0.1	0.8
Six years later	0.1

Liability re-estimated as of:
One year later	0.1	0.9	2.3	4.5	8.2	13.4
Two years later	0.1	0.9	2.5	4.8	9.9
Three year later	0.1	0.9	2.9	5.9
Four years later	0.1	1.0	3.1
Five year later	0.1	1.1
Six years later	0.1
Cumulate redundancy/(deficiency)	–	(0.5)	(1.1)	(2.0)	(2.0)	(1.9)

ES Seguros, as a start-up company, has only operated since 1997. In recent years, based on its own experience and that of other ESFG Group companies, ES Seguros’ reserving techniques have become more effective. As a consequence, estimates are expected to become more accurate, and future adjustments are expected to be lower than those made in the past.

Reinsurance

In 2003, the retention amount for the motor insurance and multirisks (apart from earthquake exposure) excess of loss treaty was increased from Euro 0.15 million to 0.20 million and did not change in 2004.

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RECENT DEVELOPMENTS

Espírito Santo Financial Group S.A.

On May 31, 2005, ESFG announced its unaudited consolidated results for the three month period ended March 31, 2005 prepared in accordance with IFRS. The following is a summary of those results:

•	consolidated net interest income increased 4.7 per cent.;

•	growth of 2.7 per cent. in net consolidated fee and commission income;

•	market and other activities were positively affected by long term interest rates, foreign exchange and equity positions;

•	decline in life premiums; and

•	improvement of 14.9 per cent. in staff costs.

The full text of the results of ESFG for the three month period ended March 31, 2005 is incorporated by reference in this document. See “Incorporation by Reference”.

Banco Espírito Santo, S.A.

On May 3, 2005, ESFG announced the unaudited results of its subsidiary BES for the three month period ended March 31, 2005, prepared in accordance with IFRS. The following is a summary of those results:

•	total customer funds were up by 8.9 per cent. and total customer loans were up by 10.5 per cent.;

•	banking income rose by 18.2 per cent. Net income for the quarter reached Euro 8.3 million, corresponding to a return on equity of 14.9 per cent.;

•	operating costs dropped by 6.1 per cent. due to lower pension costs and to a reduction in depreciation and amortisation;

•
provisions for credit were reinforced by Euro 66.1 million. BES also made an exceptional provision charge of Euro 27 million during this quarter, due to the recent implementation of IFRS impairment models; and

•
asset quality was stable – the ratio of overdue loans over 90 days was at 1.65 per cent. and respective provision coverage was at 173.8 per cent. (as compared to 147 per cent. in March 2004 and 167 per cent. in December 2004).

The full text of the results of BES for the three month period ended March 31, 2005 is available for inspection. See “Additional Information – Documents on display”.

Insurance group

On May 26, 2005, ESFG announced the unaudited results of its insurance subsidiaries Tranquilidade, Tranquilidade-Vida and ES Seguros for the three month period ended March 31, 2005 prepared in accordance with IFRS. The following is a summary of those results:

•	Tranquilidade’s net profits reached Euro 5.1 million and the combined ratio was 96.6 per cent.;

•	ES Seguros posted net profits of Euro 1.5 million, and a good performance in the combined ratio;

•	Tranquilidade-Vida’s net profits reached Euro 10.8 million, despite the low yields in the capital markets; and

•	combined net profits for the three companies reached Euro 17.4 million at March 31, 2005.

The full text of the results of Tranquilidade, Tranquilidade-Vida and ES Seguros for the three month period ended March 31, 2005 is available for inspection. See “Additional Information – Documents on display”.

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RISK MANAGEMENT

Introduction

ESFG is exposed to market, credit and operational risk due to the nature and scope of its operations. ESFG’s risk management provides an active support to management in playing an important role in supporting the ESFG Group’s balanced and sustained development.

ESFG’s risk management is organised into two broad areas – the Global Risk Department and the Company Monitoring and Credit Recovery Department – having the following objectives: (i) to identify, quantify and monitor the different types of risk, progressively applying uniform and consistent principles and methodologies to all the ESFG Group’s entitles; (ii) to help achieve the ESFG Group’s Value Creation objectives by improving methods employed to support the structuring of transactions and by developing internal techniques of performance assessment and core capital optimisation; (iii) to assume a pro-active attitude in managing situations involving significant delay or other non-performance of contractual obligations.

The ESFG Group conducts banking and insurance activities throughout Portugal and banking activities in Spain, Paris, London, New York, Miami, Macau and Lausanne (Switzerland) through its subsidiaries and foreign branches. Accordingly, its risk management procedures take into account the specific conditions prevailing in each market where the ESFG Group operates.

Nature of primary market risk exposures

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates, foreign currency exchange rates and equity prices, as well as changes in the liquidity in the markets. Market risk is inherent in both derivative and non-derivative financial instruments, and accordingly, the scope of the ESFG Group’s market risk management procedures extends beyond derivatives to include all market risk sensitive financial instruments. The ESFG Group’s exposure to market risk is directly related to its proprietary trading and arbitrage activities and to its role as a financial intermediary in customer-related transactions. The main sources of market risk are its portfolio of long-term fixed rate bonds and its portfolio of equity and fixed income derivatives.

The ESFG Group seeks to mitigate its market risk exposures using derivative financial instruments that provide a cost effective alternative to traditional on-balance sheet instruments (such as securities, customer credit, and customers’ and other deposits). Transactions are conducted mainly through the BES’s head office in Lisbon, Portugal and in its overseas branches. Derivative financial instruments used to reduce the ESFG Group’s market risk involve, to varying degrees, credit risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract, and is discussed in “– Credit Risk”. While the market risk of the insurance business is managed by BES, it is managed separately from the BES’s own market exposure.

The following is a summary of the ESFG Group’s primary market risk exposures as of December 31, 2004, including a discussion of how those exposures are currently managed:

Foreign currency exchange risk

Foreign currency exchange risk includes transaction exposure (the exposure arising from fluctuations in foreign currency exchange rates on the reported value of revenues and expenses and certain assets and liabilities denominated in foreign currencies) and translation exposure (the exposure arising from the translation of investments in the net assets of foreign subsidiaries and offices). The ESFG Group’s revenues and expenses can be affected, as reported in Euros, by fluctuations in foreign currency exchange rates, primarily relative to the US dollar and the pound sterling. However, the impact of such fluctuations is limited because as of December 31, 2004 approximately 90.3 per cent. of the ESFG Group’s assets and 90.5 per cent. of its liabilities were denominated in Euro.

The ESFG Group seeks to manage its exposure from the risk of adverse foreign currency fluctuations by hedging certain of its currency exchange exposures with respect to identifiable assets, liabilities or commitments denominated in foreign currency which are firm. The ESFG Group primarily uses forward exchange contracts, currency swaps and, to a lesser extent, foreign currency options to manage its foreign currency transaction and translation exposure.

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Interest rate risk

Interest rate risk is the potential loss in a position value due to the inherent volatility of interest rates. Interest rate risk is a consequence of a mismatch between the durations of assets and liabilities within the ESFG Group.

The ESFG Group uses several types of financial instruments to manage its interest rate risk, including interest rate swaps, cross-currency interest rate swaps, forward rate agreements, futures and options. The extent to which the ESFG Group uses these instruments is determined by reference to the net exposure of the ESFG Group’s assets and liabilities that are subject to interest rate risk. The ESFG Group uses such instruments to manage its interest rate risk and protect the interest rate margin between interest-bearing assets and interest-bearing liabilities.

Equity price risk

The ESFG Group is exposed to equity price risk as a consequence of its proprietary trading activity in the stock markets and in related derivative financial instruments. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index.

Liquidity risk

The ESFG Group is subject to liquidity risk, which is a measure of the ESFG Group’s capacity to meet its short-term financial obligations without incurring losses or resulting in an adverse impact on the fair value of the ESFG Group’s financial assets and liabilities. Liquidity risk is managed by BES’s executive committee and its Treasury Department using a daily liquidity gap analysis and liquidity limits for balance sheet assets and liabilities, and by the BES management’s careful selection of the types of financial instruments used and markets entered.

Measurement of market risk

The ESFG Group estimates the potential losses that could arise from changes in market conditions using both sensitivity analysis and value at risk.

Sensitivity analysis is a methodology whereby hypothetical changes in market conditions are used to predict reasonably possible near-term (up to one year) results. Sensitivity analysis is used to estimate potential losses based on parallel and non-parallel shifts in the relevant interest rate yield curves, foreign currency exchange rates and equity prices, and based on extreme changes in market conditions through stress testing. Losses are defined as the reduction in the fair value of the ESFG Group’s financial assets and liabilities caused by these hypothetical changes. For interest rate risk, potential losses are determined by comparing the fair value of financial assets and liabilities based upon discounted cash flows with the fair value originated by a simulated interest rate. For foreign currency exchange risk, potential losses are determined by comparing the fair value in Euros of the ESFG Group’s open foreign currency position with the fair value of a hypothetical exchange rate. For equity price risk, potential losses are calculated as a percentage of the equity security’s current market value, or, in the case of related derivative financial instruments, the change in the fair value of the derivative financial instrument based on a hypothetical change in the value of the underlying equity, basket of equities or index.

Interest rate sensitivity analysis is complemented by a value at risk calculation. Value at risk is a methodology based on statistical models that estimates the risk of loss using historical price and volatility patterns. The approach utilises statistical concepts to estimate the probability of the value of a financial instrument falling above or below a specified amount. The calculation utilises the standard deviation of historical change in value to estimate the amount of change in the current value that could occur at a specified probability level. BES calculates value at risk using the base assumptions recommended by the Bank for International Settlements, being a 99 per cent. confidence level with an investment period of ten days. The Monte Carlo simulation value at risk methodology is used based upon a correlation matrix with one year’s historical information. The calculated value at risk is then compared to the BES’s shareholders’ equity to assess the level of capital at risk. Currently, BES performs value at risk calculations and analysis for its own positions and those of Tranquilidade’s business on a daily basis. The ESFG Group uses value at risk as its primary tool to measure market risk.

BES has performed an entity-wide sensitivity analysis of all of the BES Group’s financial assets and liabilities, except for the interest rate risk analysis, which analysis includes financial assets and liabilities whose next repricing date is more than one year from December 31, 2004. Management believes that the estimated market risk of financial assets that reprice within one year is immaterial to the BES Group. The interest rate risk calculation assumed both a +10 per cent. and -10 per cent. parallel shift in the relevant interest rate yield curves at December 31, 2004, the foreign currency exchange risk calculation assumed both a +10 per cent. and -10 per cent. change in the foreign currency exchange rates at December 31, 2004, and the equity price risk calculation

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assumed a +10 and -10 per cent. change in equity prices at December 31, 2004. The amounts presented in the tables below represent the aggregate of the worst case impacts of the two modelling parameters for each type of market risk as computed for each of the BES Group’s individual financial assets and liabilities covered by the analysis at December 31, 2003 and 2004.

The ESFG Group has performed an entity-wide sensitivity analysis of all of the ESFG Group’s financial assets and liabilities, except for the interest rate risk analysis, which analysis includes financial assets and liabilities whose next repricing date is more than one year from December 31, 2004. Management believes that the estimated market risk of financial assets that reprice within one year is immaterial to the ESFG Group. The interest rate risk calculation assumed both a +10 per cent. and -10 per cent. parallel shift in the relevant interest rate yield curves at December 31, 2004, the foreign currency exchange risk calculation assumed both a +10 per cent. and -10 per cent. change in the foreign currency exchange rates at December 31, 2004, and the equity price risk calculation assumed a +10 and -10 per cent. change in equity prices at December 31, 2004. The amounts presented in the tables below represent the aggregate of the worst case impacts of the two modelling parameters for each type of market risk as computed for each of the financial assets and liabilities covered by the analysis at December 31, 2003 and 2004.

	Interest rate risk

	2003			2004

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(Euro millions)
EUR	(3.39)	(109.84)	(113.23)	(4.24)	(145.45)	(142.26)
GBP	(9.04)	(0.33)	(8.71)	(11.93)	–	(11.93)
PNL	(0.19)	–	(0.19)	–	–	–
SEK	(0.08)	(0.04)	(0.12)	–	–	–
USD	(15.05)	(22.10)	(37.15)	(4.41)	(31.19)	(35.60)
DKK	(0.16)	–	(0.16)	–	–	–
JPY	–	–	–	(0.08)	–	(0.08)

	Foreign exchange risk

	2003			2004

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(Euro millions)
BRL	(4.04)	(4.31)	(8.35)	(0.33)	(0.82)	(0.49)
CAD	–	(1.00)	(1.00)	–	(0.19)	(0.19)
GBP	(0.03)	(0.97)	(1.00)	(0.01)	(0.73)	(0.73)
JPY	(2.66)	(0.19)	(2.47)	–	(0.03)	(0.03)
SEK	–	(0.11)	(0.11)	–	–	–
USD	(1.35)	(4.53)	(5.88)	(1.97)	(5.41)	(7.38)
ZAR	(1.73)	(0.11)	(1.61)	–	(0.18)	(0.18)

	Equity risk

	2003			2004

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(Euro millions)
EUR	(56.69)	(2.87)	(59.56)	(30.50)	(3.50)	(34.00)
USD	(0.95)	(0.62)	(1.58)	–	(0.74)	(0.74)

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Credit risk

Credit risk arises from the potential inability of counterparties to perform on an obligation in accordance with the terms of the contract. The ESFG Group is exposed to credit risk in various capacities: primarily as a direct lender, as holder of securities, and as a counterparty in financial contracts. As a lender and as a holder of debt securities the ESFG Group is exposed to the risk of non payment of interest or principal by the borrower. As a counterparty in financial contracts, the ESFG Group is exposed to risk of non-performance by a counterparty obligated to perform under the contract.

In line with the ESFG Group’s intention in terms of credit risk management, and with the guidelines of the New Capital Accord (“BIS II”), the internal rating systems have been continuously developed and fine-tuned. During 2004, all rating and scoring models under development were completed to cover all the ESFG Group’s portfolios and now play a key role, not only in the technical analysis of risk, but also in the approval process and in credit risk control.

In the course of 2004, loan granting processes were further developed with the view of integrating internal ratings and risk-adjusted return metrics in the credit decision process. The credit process for retail was entirely redesigned, including the credit analysis, evaluation and approval methodologies and revised delegated credit powers. The relevant rules were also simplified and clarified. In 2004, scoring classifications, which play a determining role in the definition of credit powers in terms of both amounts and pricing at the various decision-taking levels and have already been in place for personal loans and loans in the segment of medium-sized companies, were introduced in the small business sector and in mortgage lending operations.

The monitoring and control activities of the Global Risk Department aim to quantify and control credit risk, to enable it to define in advance and implement specific measures to deal with specific situations, as well as to outline global strategies concerning credit portfolio management. Hence, the credit risk monitoring function basically comprises the following processes: (i) detecting warning signals and monitoring customers; (ii) control of credit limits; (iii) global analysis of the risk profile of credit portfolios.

In 1998, the ESFG Group set up Espírito Santo Cobranças, S.A., a company specialised in the recovery of loans to individual customers. The recovery process thus follows different circuits depending on whether it applies to loans to individuals or to corporate loans: (i) for loans to individuals the default is detected directly when an amount is charged to a customer’s account: failure to charge that amount immediately alerts Espírito Santo Cobranças, S.A., which then takes the necessary steps for recovery, including legal action; (ii) in corporate credit, defaults are detected through on-line information systems. During the first 90 days of default, the branches monitor the contract and take action for recovery; following that period, the responsibility for recovery is transferred to the Company Monitoring and Credit Recovery Department. Legal procedures are the responsibility of the Legal Department.

Operating risk

Operational risk represents the risk of losses resulting from failures in internal procedures, human behaviour, information systems, or external events.

To manage operational risk, the ESFG Group has developed and implemented a system that standardises and regulates the frequency of actions viewing the identification, monitoring, controlling and mitigation of risk. The system is supported at organisational level by a unit within the Global Risk Department, exclusively dedicated to this task, and by representatives designated by each of the relevant departments and subsidiaries.

In 2004, several techniques were implemented or fine-tuned to identify risk sources and the exposure to these sources, to collect quantitative and qualitative information concerning occurred risk events as well as to analyse and interpret the information collected in order to define mitigation actions (corrective and preventive actions). Some of the techniques used are:

•     Assessment questionnaires

The assessment questionnaires are used to detect, in a top-level way, the main sources of operational risk in the business and support processes. This analysis instrument also helps to reinforce communication, and raise awareness to this matter.

•     Detailed analysis of processes

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The processes identified as being more critical are subject to a detailed analysis, based on the available information, viewing the identification and subsequent control of the main operational risks incurred. This analysis also makes its possible to define mitigation measures to eliminate or minimise the risk(s) identified.

•     Collection of events arising from operational risk

The aim is to collect quantitative and qualitative information on events derived from operational risk, systematically loading them onto a database.

•     Monitoring and control via risk indicators

By defining and monitoring process indicators of exposure to operational risk events, it is possible to identify trends and consequently to anticipate failures and take preventive action.

The conclusions obtained through the application of these methods are reported to the relevant area managers and also to other departments concerned, such as the Internal Audit and the Compliance Office.

The organisational model, as well as the above-mentioned methods, is documented in detail in the Operational Risk Integrated Management Handbook.

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SUPERVISION AND REGULATION

Introduction

Since the majority of the ESFG Group’s activities are conducted in Portugal, a summary of Portuguese banking and insurance regulations is set out below. There are no applicable regulatory controls under Luxembourg law that are likely to have a material impact on the ESFG Group’s future financial performance.

In 1997, the Bank of Portugal initiated supervision of ESFG on a consolidated basis pursuant to Council Directive 92/30/EEC of April 6, 1992 on the supervision of credit institutions on a consolidated basis, and since June 15, 2000 pursuant to Directive 2000/12/EC of the European Parliament and of the Council of March 20, 2000 relating to the taking up and pursuit of the business of credit institutions.

Portugal

Regulation of Portuguese banking companies

The Bank of Portugal is a part of the European System of Central Banks (“ESCB”), which was created in connection with the European Economic and Monetary Union (“EMU”). The EMU implies a single monetary policy, the main features of which are a single currency – the Euro – and the creation of a European Central Bank (“ECB”) and the ESCB. According to the EU treaty, the primary objective of the ESCB is to maintain price stability, such goal pursued through monetary policy.

The Bank of Portugal is directed to “provide for the stability of the domestic financial system, performing for this purpose the function of lender of last resort”. This goal is achieved through the supervision of credit institutions, financial companies and some holding companies of credit institutions and financial companies.

According to the “Regime Geral das Instituições de Crédito e Sociedades Financeiras”, or the Portuguese Legal Framework of Credit Institutions and Financial Companies (Decree-Law NR 298/92 of December 31, 1992 as amended from time to time), the Bank of Portugal authorises the setting up of credit institutions and financial companies based solely on technical-prudential criteria, monitors the activity of the institutions under its supervision and their compliance with the rules governing their activities, issues recommendations for the correction of any deviations from such rules, sanctions breaches, should they occur, and takes extraordinary measures of reorganisation.

The Bank of Portugal has established rules governing solvency ratios, reserve requirements, control of major risks and provisions for specific and general credit risks. It monitors compliance with these rules through periodic inspections, review of regularly filed financial statements and reports, and continuing assessment of adherence to current legislation.

The Bank of Portugal is also charged with the duty to “regulate, oversee and promote the smooth operation of payment systems, namely within the scope of its participation in the ESCB”.

Membership in the EU subjects Portugal and Portuguese Credit Institutions to compliance with European legislation. The Portuguese authorities have introduced EU directives and recommendations into legislation to adapt Portuguese laws to European regulatory standards.

Capital adequacy requirements

Capital and solvency ratios

Portuguese banks are subject to solvency ratio requirements. These requirements conform to the EU directives establishing common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and a system for weighting assets according to credit risk (generally referred to as the “Solvency Ratio Directive”) with the requirement that all credit institutions must maintain capital of at least 8 per cent. of risk-weighted assets. In particular cases, the Bank of Portugal may impose a higher solvency ratio to ensure weighting assets according to the level of risks incurred. Banks that fail to comply with these requirements are subject to various measures that may be imposed by the Bank of Portugal, including possible restrictions on dividends and imposition of fines and other sanctions on, not only the Bank, but also its directors and executive officers. The ESFG Group is in compliance with the solvency ratio requirements as defined by the Bank of Portugal.

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The Basle II Capital Accord

Because Portugal is not a party to the 1988 capital accord of the Basle Committee on Banking Supervision (the “Basle Committee”), the capital adequacy requirements established by that accord are not directly applicable to the ESFG Group companies based in Portugal. Nonetheless, the Capital Adequacy Directives which apply in Portugal are aligned to the Basle II Capital Accord.

Therefore, the new Basle II Capital Accord, which was adopted by the Basle Committee in June 2004 will have an impact on the way capital requirements are established. In addition to the introduction of a capital charge for operational risks, a better alignment between capital charges and the underlying risks will take place. The new Basle II Capital Accord, which will be implemented in 2007, will improve risk management practices of the entire financial system.

Minimum cash requirements

The minimum cash requirement is set by the ECB, and the rate of interest is the rediscount rate at which the ECB lends to the other European central banks. The failure of a bank to maintain adequate liquidity may result in (i) an increase in the cash amount required (of up to three times the original amount), or (ii) an additional payment of up to twice the rediscount rate or up to 5 basis points over that market rate.

Depositors’ Guarantee Fund

The Depositors’ Guarantee Fund is a public law fund with administrative and financial autonomy. All institutions that accept deposits must participate in this fund (except the branches of credit institutions authorised by other member states of the European Union, which are, in principle, subject to the system of their home countries, and mutual agricultural credit banks and their Caixa Central, belonging to the Integrated Mutual Agricultural Credit System, which are covered by the Agricultural Guarantee Fund).

The financial resources of the Depositors’ Guarantee Fund are mainly composed of initial contributions from the Bank of Portugal and the participating credit institutions and, thereafter, periodic contributions from the participating credit institutions.

The annual contributions are defined according to the monthly average of the deposits made in the previous year and the fixed contribution rate, weighted by the solvency ratio of each institution (the lower an institution’s ratio, the higher its contribution). The annual contributions rate is defined by the Bank of Portugal annually and the rate for 2005 is 0.0375 per cent.

If the resources are insufficient to comply with its commitments, the Depositors’ Guarantee Fund may ask for special contributions or resort to loans.

When a credit institution is unable to comply with its commitments, the Depositors’ Guarantee Fund guarantees the total repayment to depositors up to Euro 25,000 per deposit (limit determined by the Decree-Law 222/99, June 22, 1999).

The deposits made in Portuguese territory are guaranteed regardless of the currency in which they are denominated, and whether the depositor is resident or non-resident in Portugal. However, some deposits are excluded from the guarantee scheme – such as those of credit institutions, financial companies, insurance companies, investment funds, pension funds and central or local administration bodies. Moreover, in order to prevent a conflict of interests, the Depositors’ Guarantee Fund does not cover deposits made by an institution’s managing bodies, qualifying shareholders, external auditors and non-financial companies under the control of the credit institution at issue, or which together with the latter belong to the same group.

Borrowing from the Bank of Portugal

The Bank of Portugal has followed a policy of intervening as a lender of last resort in cases of liquidity shortfalls in the banking system. The basic method of lending employed is advances and overdrafts against collateral. For this purpose the Bank of Portugal discloses a list of securities eligible as collateral. The rediscount rate is now set by the ECB.

Restrictions on acquisition of capital stock of a bank

According to the Legal Framework of Credit Institutions and Financial Companies, any legal or natural person who proposes either to acquire directly or indirectly a qualified direct or indirect holding (5 per cent. or more of

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the capital or the voting rights, or a holding which makes it possible to exercise significant influence over management) in a credit institution is required to give the Bank of Portugal prior notice of such intention.

Prior notice must also be given to the Bank of Portugal by any such person intending to increase an existing qualified holding as a result of which the percentage of the voting rights or of the share capital held by such person would reach or exceed 5 per cent., 10 per cent., 20 per cent., 33 per cent. or 50 per cent., or when such credit institution would become a subsidiary of such person.

The Bank of Portugal may oppose any such acquisition or increase if it does not consider the concerned person to meet certain conditions designed to ensure sound and prudent management of the credit institution.

All acquisitions of holdings as a result of which the percentage of the voting rights or of the share capital held by such person would reach or exceed 2 per cent. must be notified to the Bank of Portugal within a period of fifteen days after they occur. The Bank of Portugal will then determine if the holding is qualified or not.

Similarly, any legal or natural person who proposes either to dispose of a qualified holding in a credit institution or to reduce the percentage of the voting rights and/or of the share capital directly or indirectly held in a credit institution as a result of which: (i) such person’s holding in the credit institution would fall below any of the percentages referred to above, (ii) such person would no longer be able to exercise a significant influence over the credit institution, or (iii) such credit institution would cease to be a subsidiary of such person, is also required to give the Bank of Portugal notice prior to proceeding with the proposed transaction. The notification must include information on the new amount of the holding.

Under the Portuguese Securities Code (Código dos Valores Mobiliários), any natural or legal person or persons acting in concert (including companies and their affiliates) who reach or exceed a holding of 10 per cent., 20 per cent., 33 per cent., 50 per cent., 66 per cent. or 90 per cent. of the voting rights attributable to the share capital of any public company (“sociedade aberta”) or reduce their holding below any of the above referred limits, must notify the Portuguese securities market authority (“CMVM”) and the company within three days from the occurrence of the event. If the company is a listed company, the relevant percentage will be 2 per cent., 5 per cent. 10 per cent., 20 per cent., 33 per cent., 50 per cent., 66 per cent., or 90 per cent. of the voting rights attributable to the share capital of the listed company. The notice must identify the chain of entities to which, according to law, such holding is attributed. In the event the company is the issuer of shares or of other securities that grant the holder the right to subscribe or acquire shares listed on regulated markets located or operating in Portugal, the respective stock exchange authorities must also be notified.

The Portuguese Securities Code provides that any natural or legal person or persons acting in concert (including companies and their affiliates) whose holding reaches or exceeds 33 per cent. or 50 per cent. of the voting rights attributable to the share capital of a public company, are required to launch a takeover offer for all the shares and other securities issued by the company that grant the holder the right to subscribe for or acquire shares. Such offer must be for cash or have a cash alternative. These provisions would apply in the event that ESFG increased its voting control of BES to more than 50 per cent. The ESFG Group’s current voting interest in BES of 49.2 per cent. allows it to maintain control of BES. ESFG has no present intention of increasing its percentage shareholding in BES.

There is no provision of the BES by-laws and, as far as the ESFG Group is aware, there is no shareholder agreement bearing on BES or any of the companies in which it has equity holdings and whose shares are listed on Euronext Lisbon regarding the exercise of rights in ESFG or the transferability of BES shares.

Investment in non-banking companies

According to the Legal Framework of Credit Institutions and Financial Companies, no credit institution may, in principle, have any direct or indirect qualified holding exceeding 15 per cent. of its own funds. In addition, the total amount of qualified holdings by a credit institution in such non-banking companies may not exceed 60 per cent. of its own funds (qualifying capital and reserves).

The Legal Framework of Credit Institutions and Financial Companies also provides that no credit institution may directly or indirectly own more than 25 per cent. of the capital of any single non-financial company for a period longer than three years.

Treasury shares

Portuguese law prohibits a company from subscribing for its own shares and generally from issuing guarantees or lending money to any third party in connection with the subscription for or acquisition of such shares, except for

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loans made in the ordinary course of business by banks and other financial institutions. In the event the by-laws of a company do not prohibit the acquisition of its own shares, the company may only acquire or sell its own shares on terms and conditions determined at a general meeting of shareholders and, with certain exceptions, such shares, together with shares held by the company as collateral, may not exceed 10 per cent. of its capital. During the period the company owns such shares, all rights relating to the ownership of such shares are suspended except for the right to receive additional, free or bonus shares. With certain exceptions, a Portuguese subsidiary is prohibited from subscribing for, or acquiring shares of its parent.

Treasury shares of a company that exceed the 10 per cent. limit must be sold within one year (if unlawfully acquired) or within three years (if lawfully acquired). Failure to sell shares in accordance with these provisions will subject such shares to cancellation and the directors of the company to potential personal liability for damages to the company, to the creditors of the company or to third parties.

Issuers subject to Portuguese or foreign law with shares or other securities that confer rights of subscription, acquisition or disposal and that are admitted to trading in spot markets domiciled or operating in Portugal must notify the managing body of that market and the CMVM of any acquisitions or disposals by them of such securities:

•	within the national territory or abroad, where such transactions, either individually or together with any effected since the last previous notice, amount to or exceed 1 per cent. of the equity capital; and

•	in the same trading session of a spot market domiciled or operating in Portugal, where such transactions, either individually or together with any already effected, amount to or exceed 0.05 per cent. of the quantity admitted to trading.

Controlling companies must give notice, in accordance with the terms of the relevant Article, of all acquisitions and disposals of securities issued by the controlling company itself and executed by a company controlled by it.

Other controls

The Bank of Portugal imposes a number of other controls covering various aspects of a bank’s business. It administers these controls through reporting requirements and ongoing supervision, including periodic examinations of the operations and asset portfolios of individual banks and consolidated banking groups.

In the performance of its supervisory functions, it is in particular incumbent on the Bank of Portugal to:

•     monitor the activity of the credit institutions;

•     oversee compliance with the rules governing the activity of credit institutions;

•     issue recommendations for eliminating any irregularities detected;

•     take extraordinary reorganisation measures; and

•     impose penalties on infractions.

As part of the internal market programme, the European Commission and the European Council have proposed and adopted a number of regulations, directives and recommendations with respect to banking and financial services, including enacted and proposed legislation regarding capital movements, depositors’ guarantees, payment systems, collective investment companies, investment firms, public disclosure of acquisitions and dispositions of holdings in listed companies, prospectuses for the public issuance of securities, consumer credit, insider trading, mortgage credit, insurance, publication of annual accounting documents and taxation. This legislation aims at promoting greater competition in financial services, including areas such as securities brokerage, dealing and underwriting and providing investment advice and management in which BES competes.

Regulation of Portuguese insurance companies

Decree Law number 8-A/2002 regulates the insurance and reinsurance activities in Portugal and established the autonomy of the ISP which regulates and supervises insurance companies in Portugal.

Insurance companies are subject to minimum capital requirements which are Euros 7.5 million for non-life companies with more than one branch of activity, the same amount for life companies and Euros 15.0 million for companies with life and non-life activities.

The ISP is responsible for setting the accounting and solvency requirements to be followed by insurance companies in Portugal. ISP regulations require that life and non-life insurance companies be subject to technical provisions, solvency margins and guarantee funds.

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The calculation of technical provisions follow methods, rules and principles established by the ISP. The amount in technical provisions should allow an insurance company to fulfil its commitments within reasonable expectations. Required technical provisions are unearned premium reserve, unexpired risk reserve, claims reserve, provision for results participation and equalisation reserve.

Technical provisions must be represented by assets kept separately in a permanent inventory, which cannot be offered in guarantee by the company or be subject to any lien. The nature, valuation and limits relating to each category of assets are established by the ISP.

Solvency margins must be sufficient to support an insurance company’s activities, with a minimum of 100 per cent. It corresponds to the assets of the company free from any reasonably anticipated liability and excluding intangibles. As with technical provisions, the valuation criteria of these assets is established by the ISP.

Insurance companies incorporated in Portugal and branches of insurance companies incorporated outside the European Union, must file annually with the ISP detailed information which allows the assessment of their global solvency. The ISP has issued rules relating to documentation and financial and statistical information required to be filed by insurance companies, for purposes of supervision. This includes:

•	Documentation: including report and accounts, reports from the official accounts review body (revisor oficial de contas) actuary’s reports, reports on attribution of costs to branches and operational areas and reports on the use of derivative products;

•	Accounts and other accounting information: general costs and provision for receivables;

•	Solvency calculations;

•	Investments: assets and other investments, derivatives and income from investments;

•	Technical provisions and technical analysis of non-life activity: including unearned premium reserve, unexpired risk reserve, claims reserve, provision for results participation, equalisation reserve and analysis of the activities of workers compensation, motor and health;

•	Information on reinsurance; and

•	Statistical analysis: including quarterly data, provisional accounts and the amounts in pension funds managed and information on personnel.

Switzerland

The ESFG Group conducts asset management and private banking activities principally through CBESSA, a wholly owned portfolio management company established in Switzerland in 1976. CBESSA is separately and solely regulated in Switzerland by the Swiss Federal Banking Commission.

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DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Names, functions and principal business activities

ESFG is administered by the Board, which must consist of at least three members, who may also be shareholders of ESFG. Their term of office is six years. At the date of this document, the Board consists of twenty-three Directors. The Senior Management of ESFG is comprised of three Senior Vice Presidents.

Mr Espírito Santo Salgado, the Chairman of the Board, acts as principal executive and financial officer. There is no specific allocation of responsibility among the remaining Directors.

The following table sets out information with respect to each of the Directors and members of Senior Management and their respective positions.

Name	Position

Directors
Ricardo Espírito Santo Silva Salgado	Chairman
José Manuel Pinheiro Espírito Santo Silva	Vice Chairman
Manuel de Magalhães Villas-Boas	Director
Antonio Luís Roquette Ricciardi	Director
Mario Mosqueira do Amaral	Director
Patrick Monteiro de Barros	Director
Jackson Behr Gilbert	Director
Tiberto Ruy Brandolini d’Adda	Director
Manuel Fernando de Moniz Galvão Espírito Santo Silva	Director
Robert Studer	Director
Philippe Guiral	Director
Manuel António Ribeiro Serzedelo de Almeida	Director
Pedro Guilherme Beauvillain de Brito e Cunha	Director
Carlos Augusto Machado de Almeida Freitas	Director
Aníbal da Costa Reis Oliveira	Director
José Maria Espírito Santo Silva Ricciardi	Director
Juan Villalonga Navarro	Director
Othman Benjelloun	Director
José Pedro Torres Garcia Caldeira da Silva	Director
Joaquim de Abreu Trigo de Negreiros	Director
Fernando Pedro Braga Pereira Coutinho	Director
Yves Alain Marie Morvan	Director
Alexandre da Paixão Coelho	Director

Senior Management
Jose Carlos Cardoso Castella	Senior Vice President
Erich Dähler	Senior Vice President
Jean-Luc Schneider	Senior Vice President

Set out below are the names and functions in ESFG of the Directors and members of Senior Management, the year in which their current terms expire and their principal business activities outside ESFG.

Directors

Ricardo Espírito Santo Silva Salgado was appointed to the Board in 1984 and has served as Chairman since 1991. He is ESFG’s principal executive and financial officer. Mr Espírito Santo Salgado first joined the Espírito Santo family enterprises in 1970. He is currently a Vice Chairman of the board of directors of BES and chairman of its executive committee in charge of its Financial and Credit Committee, Assets and Liabilities Committee (ALCO), Planning and Accounts, Asset Management, Purchases and Property (CGC), Corporate Communication, the General Secretariat to the Board and Management Information. He is also chairman of BESPAR, BESI, Banco BEST, Casa dos Pórticos – Sociedade de Administração de Bens S.A., Espírito Santo Ventures, S.A., ESAF, Espírito Santo Financial (Portugal) – SGPS, S.A., Espírito Santo Overseas Ltd., Espírito Santo Saúde – SGPS, S.A., PARTRAN and Sociedade de Administração de Bens Pedra da Nau, S.A. He is vice-chairman of BES

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Vénétie, Espírito Santo Holding – Administração e Participações, S.A., and ESB. He is a director of Banco Bradesco S.A.; BES, BES-Oriente, BES Vénétie, Cariges S.A., CBESSA, ES Control Holding S.A., Esca Participation Limited, Espírito Santo BP Invest S.A., Esfint Holding S.A., Espírito Santo Financial Services Inc., Espírito Santo International S.A, Espírito Santo Resources Limited, Gespetro SGPS AS, Maes-Administração, Participacões e Consultoria, S.A. and Novagest Assets Management Ltd. He is also a member of the supervisory board of Euronext NV SGMR, S.A. and of the Executive Committee of Institut International d’Études Bancaires and member of the supervisory board of Club Mediterranée. Mr Espírito Santo Silva Salgado is a cousin of José Manuel Pinheiro Espírito Santo Silva, José Maria Espírito Santo Silva Ricciardi and Manuel Fernando de Moniz Galvão Espírito Santo Silva, and a nephew of António Luís Roquette Ricciardi. His current term of service expires in 2008.

José Manuel Pinheiro Espírito Santo Silva was appointed to the Board in 1987 and has served as Vice Chairman since 1991. He has served on the board of directors of BES since 1992 and is a member of its executive committee. He is chairman of BES (Spain), S.A., CBESSA, Espírito Santo Financial Consultants S.A., Fiduprivate – Sociedade de Serviços, S.A., Consultoria, Administração de Empresas, S.A., Sociedade Imobiliária e Turística da Quinta do Perú S.A. He is vice-chairman of Espírito Santo Financial (Portugal) SGPS S.A. and a director of BESI, BES Vénétie, BESPAR, E.S. Control Holding S.A., ESAF, ESFG Overseas Ltd., ESB, Espírito Santo Financial (Portugal), SGPS, S.A., Espírito Santo International, S.A., Espírito Santo Resources Limited, Espírito Santo Services S.A. and Europ Assistance – Companhia Portuguesa Seguros Assistência, S.A. (“EUROP ASSISTANCE”). He is a cousin of Ricardo Espírito Santo Silva Salgado, António Luís R. Ricciardi and José Maria Espírito Santo Silva Ricciardi and an uncle of Manuel Fernando de Moniz Galvão Espírito Santo Silva. His current term of service as a Director expires in 2008.

Manuel de Magalhães Villas-Boas has served on the Board since 1990. He is also a director of other Group companies, including BES, BESI, BES Finance Ltd., ESFG Overseas Ltd. and Espírito Santo Investment Management. He is vice chairman of Espírito Santo Overseas Ltd and vice-president of Espírito Santo International S.A. Mr Villas-Boas worked with the Espírito Santo family in Portugal from 1972 until 1976 and, following a period in investment banking in London, rejoined the ESFG Group in 1983. His current term of service as a Director expires in 2008.

Antonio Luís Roquette Ricciardi has served on the Board since 1984. He has served as chairman of the board of directors of BES since 1992. He is honorary chairman of BES Vénétie, E.S. Control Holding S.A., Espírito Santo International, S.A., Espírito Santo Resources Limited, Espírito Santo Tourism (Europe) Ltd and a director of CBESSA, Espírito Santo Tourism Limited and Espírito Santo Services S.A. He is vice-chairman of BESPAR and PARTRAN. He is an uncle of Ricardo Espírito Santo Silva Salgado, a cousin of José Manuel Espírito Santo Silva and Manuel Fernando de Moniz Galvão Espírito Santo Silva and the father of José Maria Espírito Santo Silva Ricciardi. His current term of service as a Director expires in 2008.

Mario Mosqueira do Amaral has served on the Board since 1984. He has served on the board of directors of BES since 1991 and is a member of the executive committee. He serves as chairman of Amaral & Pinto – Empreendimentos Imobiliários, S.A., Banco Espírito Santo North American Capital Corp. and vice-chairman of E.S. Control Holding, S.A., Espírito Santo International, S.A. and a director of BES, BESPAR, PARTRAN, BES Vénétie, Banque Marocaine du Commerce Exterieur, CBESSA, E.S. Services, S.A., Espírito Santo Investment Management, Espírito Santo Overseas Ltd., Espírito Santo Resources Ltd, Espírito Santo Empresa de Prestação de Serviços S.A. and Gespetro – SGPS, S.A. Mr Amaral joined the Espírito Santo family enterprises in 1956. His current term of service as a Director expires in 2008.

Patrick Monteiro de Barros joined the Board in 1992. He has been chairman of Argus Resources (UK) Ltd., an international oil, trading and finance company since 1987. He has more than 35 years of experience in the oil industry having served on the boards of Tosco Corporation, USA and Petrogal S.A. He has been a non-executive director of Portugal Telecom S.A. since 2002. His current term of service as a Director expires in 2008.

Jackson Behr Gilbert joined the Board in 1990 and is also a director of BES (Spain) and BES Vénétie as well as other ESFG Group companies. He is director and chairman emeritus of ESB in Florida. Prior to his association with the ESFG Group, Mr Gilbert was with Morgan Guaranty Bank where he retired as a senior vice president and president of Morgan Guaranty International Finance Corporation. He served from 1983 to 1989 as vice chairman of Riggs National Bank in the United States. He has more than 25 years experience in the banking industry. His current term of service as a Director expires in 2008.

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Tiberto Ruy Brandolini d’Adda joined the Board in 1992. Since 1975 he has been with the EXOR Group (Luxembourg). He is currently the vice chairman and managing director of EXOR Group and Chairman and Chief Executive Officer of Sequana Capital. His current term of service as a Director expires in 2008.

Manuel Fernando de Moniz Galvão Espírito Santo Silva was appointed to the Board in 1995. He was appointed to the board of directors of BES in 1994. He was general manager of the BES’s London branch from 1992 to 1995. He is also chairman of Academia de Música de Santa Cecília, Espírito Santo Golfes, S.A., Espírito Santo Health & SPA, S.A., Espírito Santo Hoteis – SGPS, S.A., Espírito Santo Industrial, S.A., Espírito Santo Turismo.Com S.A., Espírito Santo.Com S.A., Euroamerican Finance Corporation, Inc., Hoteis Tivoli, S.A., Spread.Com S.A., and Herdade da Comporta – Actividades Agro Silvicolas e Turísticas S.A. He is vice chairman of Espírito Santo Resources Ltd., Espírito Santo Tourism (Europe) Ltd and Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial, S.A. He is a director of BES, BESPAR, Espírito Santo International, S.A., E.S. Control (BVI), S.A., E.S. Control Holding, S.A., Espírito Santo Agriculture and Development Ltd., ESB, Espírito Santo Enterprises, S.A., Espírito Santo Industrial S.A., Espírito Santo International (BVI) S.A., Espírito Santo Services, S.A., Espírito Santo Tourism Limited, GES Finance Limited, PARTRAN, PT Multimédia, Serviços de Telecomunicações e Multimédia – SGPS, S.A., Santogal – SGPS, S.A., Sociedade de Investimentos Imobiliários Sodim, S.A., and Telepri – Telecomunicações Privadas, SGPS, S.A. From 1984 to 1987, he worked with Morgan Grenfell & Co. in London before joining the family businesses in 1988. He is a nephew of José Manuel Pinheiro Espírito Santo Silva and a cousin of Ricardo Espírito Santo Silva Salgado, António Luís Roquette Ricciardi and José Maria Espírito Santo Silva Ricciardi. His current term of service as a Director expires in 2008.

Robert Studer was appointed to the Board in 1999. He worked for 41 years with Union Bank of Switzerland (UBS) in Switzerland and abroad. From 1991, he was president of the group executive board and from 1996 to 1998 he was chairman of the board of directors of UBS. Mr Studer is also a director of Schindler Holding AG, Renault S.A. and Total S.A. and a member of the supervisory board of BASF AG and of the European Advisory Committee of the New York Stock Exchange. His current term of service as a Director expires in 2008.

Philippe Guiral is a director of BES Vénétie and joined the Board in 2000. He was a vice chairman of BES in Portugal from 1996 to 1999. In 2000, he became chairman of Gamma Investissement in France. He has worked for Crédit Agricole du Midi and Caisse Nationale de Crédit Agricole, where he was deputy chief executive officer, from 1991 to 1999. He was also vice chairman and chief executive officer of Crédit Agricole Indosuez, chairman of Unicredit as well as chairman or director of other Caisse Nationale de Crédit Agricole subsidiaries in France and in other countries. His current term of service as a Director expires in 2008.

Manuel António Ribeiro Serzedelo de Almeida was appointed to the Board in 2001. Mr Serzedelo de Almeida has been a director of several companies, including, H.J.Heinz, Havanne, Baring Capital Investors, Sogrape, Parfil, Securitas, Brown Bovery Portugal, Alcatel Group, GEC and Vista Alegre Group. His current term of service as a Director expires in 2008.

Pedro Guilherme Beauvillain de Brito e Cunha was appointed to the Board in 2001 and has been President of the Executive Committee since December 2001 and a director of Tranquilidade since 1990. He is a director of BESPAR, Tranquilidade-Vida and Espírito Santo, Saúde SGPS, S.A., and chairman of EUROP ASSISTANCE, ES Seguros, Advancecare, Esumédica and Espírito Santo Contact Center. Previously he held management positions in BES, Alexander Howden International Insurance Brokers, Lloyds and Sedgwick James. His current term of service as a Director expires in 2008.

Carlos Augusto Machado de Almeida Freitas was appointed to the Board in 2001. He is a member of the fiscal council of Banco Internacional de Crédito. He is chairman of António de Almeida & Filhos-Têxteis, S.A., and a member of the boards of Prédicõnegos-Imobiliária de Moreira de Cónegos, Lda and Casa de Passarinhos-Gestão e Investimento. His current term of service as a Director expires in 2008.

Aníbal da Costa Reis Oliveira was appointed to the Board in 2001. He has served on the board of directors of BES since 1992. Mr Oliveira has been a director of several companies in Portugal. Currently, he is a director of Espírito Santo International, S.A. and Espírito Santo Financial (Portugal), SGPS, S.A. and Olinveste SGPS, Lda. and serves as chairman of ACRO – SGPS, S.A., Diliva – Sociedade de Investimentos Imobilários, S.A., Saramagos – Sociedade Produtora de Energia, S.A., and Texarte Texteis, S.A. His current term of service as a Director expires in 2008.

José Maria Espírito Santo Silva Ricciardi was appointed to the Board in 2001. He was appointed to the board of directors of BES in March 1999 and is a member of the executive committee of BES. Mr Ricciardi is chairman of

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BES Investimento do Brasil, S.A., Espírito Santo Invstimentos S.A., Espírito Santo Investimento SAU S.A., ESSI – Comunicações, SGPS, S.A., ESSI – Investimentos, SGPS, S.A., ESSI, SGPS, S.A., Multiger – Sociedade de Compra, Venda e Administração de Propriedades, S.A. He is vice chairman of BESI (of which he is chairman of the executive committee), ESAF, and a director of BESPAR, Espírito Santo Cobranças, S.A., Coporgest – Companhia Portuguesa de Gestão e Desenvolvimento Imobiliário, S.A. and Espírito Santo Capital, Sociedade de Capital de Risco S.A. Mr Ricciardi worked at Banco Interatlantico (Brazil), in the GES Holding Company in Brazil and in Luxembourg. Mr Ricciardi is the son of Antonio Luís Roquette Ricciardi and a cousin of Ricardo Espírito Santo Silva Salgado, José Manuel Pinheiro Espírito Santo Silva and Manuel Fernando de Moniz Galvão Espírito Santo Silva. His current term of service as a Director expires in 2008.

Juan Villalonga Navarro was appointed to the Board in 2001. He was formerly the chairman and chief executive of Telefonica Group in Spain. Immediately prior to that he headed the activities of Bankers Trust Company in Spain and Portugal. Before that Mr Villalonga worked for CS First Boston in Spain and McKinsey & Co. in the United States, Portugal, Italy and Spain. He is a member of the Advisory Board of the Ben-Gurion University in Israel. His current term of service as a Director expires in 2008.

Othman Benjelloun joined the Board in 2002. Mr Benjelloun has served as chairman of Banque Marocaine de Commerce Exterieur, BMCE Bank, since 1995. Mr Benjelloun is chairman of the Moroccan Bankers’ Association, chairman of the Moroccan-American Trade and Investment Board and an advisor to the Center for Strategic International Studies in Washington D.C. In 1995, Mr Benjelloun set up the Foundation BMCE, in Morocco, which has as its principal aims the advancement of literacy in rural areas and the protection of the environment. His current term of service as a Director expires in 2008.

José Pedro Torres Garcia Caldeira da Silva joined the Board in 2002. Mr Caldeira da Silva has been chief executive officer of CBESSA since 1998. He joined CBESSA in 1989 after working in the corporate finance division of BASF AG in Germany and abroad from 1985 to 1989. His current term of service as a Director expires in 2008.

Joaquim de Abreu Trigo de Negreiros joined the Board in 2005. He will be a member of ESFG’s audit committee. After working at Banco Português do Atlântico in Portugal, where he was head of the legal department, assistant to the board of directors and secretary general, he moved to Brazil in 1975 having joined Brascan Brasil, a subsidiary of the Canadian company Brascan Limited. At Brascan, he became a director and later vice president. As a representative of Brascan, he served as a director of Brascan Imobiliária, Comfloresta and Tafisa and as vice chairman of Banco Brascan and chairman of Accor Brasil. In 2000, after having retired from the Brascan group, he started his activity as a consultant, having worked with some foreign companies with investments in Brazil, such as the Accor Group and the Sonae Group. He returned to Portugal in 2004.

Fernando Pedro Braga Pereira Coutinho was appointed to the Board in 2005. He will be a member of ESFG’s audit committee. He is also a consultant of JPMorgan plc. He has been the general manager of JPMorgan Chase Bank in Lisbon, Portugal and the executive in charge of all BES’s business and operations in Portugal since 1990. Prior to that he worked for Barclays Bank plc, Banco Fonsecas & Burnay, Finantia – Sociedade de Investimentos, S.A., Banco Totta & Acores where he was an executive board member for seven years, during which he was head of the bank’s international department in Portugal. His current term of service as a Director expires in 2008.

Yves Alain Marie Morvan was apponted to the Board in 2005. He worked for the New York Stock Exchange form 1988 to 2005 where he was senior vice president, international relations. He had joined the Exchange in Paris where he was based and where he represented the New York Stock Exchange and co-ordinated its activities throughout Europe. In 1998, he moved to New York where he continued to co-ordinate New York Stock Exchange’s Asia Pacific, European and Latin America advisory committees. Prior to that he had been director-general of the Paris- based America-European Community Association International and had worked for the United Nations Development Programme. His current term of service as a Director expires in 2008.

Alexandre da Paixão Coelho was appointed to the Board in 2005. He will be a member of ESFG’s audit committee. He was a partner of Thomson McLintock & Co. and KPMG until 1988 when, together with colleagues from KPMG, they set up A.J. Mackintosh & Associados where he was responsible for the audit department. When A.J. Mackintosh Associados merged with Ernst & Young in 1989, he remained as a partner until 1998. In 1998, together with other ex-partners from Ernst & Young, they set up APAC-Agrupamento Português de Auditores e Consultores. He is a partner of O. Lima, N. Silva, F. Colaço, A. Coelho e L. Rosa, Sociedade de Revisores Oficiais de Contas, Lda. His current term of service as a Director expires in 2008.

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Senior Management

Jose Carlos Cardoso Castella has been a member of ESFG’s Senior Management since 2000. He has worked as an assistant controller of the Espírito Santo group from 1986 to 2002. From 1981 to 1985 he was a director of Texteis Santo Alberto SARL and from 1979 to 1980 a director of Sociedade Quimica e Industrial, Soquil Lda. Since he joined the ESFG group, he has been a director and member of the senior management of several group companies. He is also a controller of the Espírito Santo group. His current position at ESFG is Senior Vice President.

Erich Dähler has been a member of Senior Management since 1991. He has worked as an Investment Analyst in the Union Bank of Switzerland from 1980 to 1991. He joined the ESFG group in 1991. He has worked as a Manager at Espírito Santo Enterprises S.A. He is also a member of the Conseil de Fondation of Fondation de Prevoyance Espírito Santo. His current position at ESFG is Senior Vice President.

Jean-Luc Schneider has been a member of ESFG’s Senior Management for 13 years. He is responsible for the EFSG Group’s consolidation and financial reporting. He worked for American Medical International. Switzerland as a regional controller from 1976 to 1989. His current position at ESFG is Senior Vice President.

Conflicts of interest

The Directors believe that, other than as described under “– Names, functions and principal business activities” above, there are no potential conflicts of interest of any members of the administrative, management or supervisory bodies of ESFG or members of Senior Management between any duties to ESFG and their private interests.

Remuneration and benefits

During the year ended December 31, 2004, the aggregate remuneration (including any contingent or deferred compensation), and benefits in kind paid to the Directors by the ESFG Group was Euro 4.1 million.

The total amount of pension, retirement or similar benefits accrued by the ESFG Group for Directors during the year ended December 31, 2004 was Euro 0.7 million.

As of December 31, 2004, the ESFG Group had an asset of Euro 9.5 million, representing accrued premium payments made by ESFG to purchase life insurance coverage for the benefit of some of its Directors. These life insurance policies provide post-retirement income to covered Directors as well as death benefits to their heirs or other beneficiaries upon the Directors’ death. ESFG is reimbursed for the full premium payments it has made under these policies out of the death benefit proceeds.

The ESFG Group does not have agreements with its Directors that provide for payments or benefits upon termination.

The ESFG Group has not extended loans or granted guarantees in favour of its directors nor entered into unusual transactions with its directors (such as purchases outside normal activity, acquisition or disposal of fixed assets).

Certain subsidiaries of ESFG have established discretionary profit sharing plans pursuant to which a part of the net income of each year is distributed to the directors, officers and current employees of those subsidiaries during the following year. The total amount for distribution, if any, is proposed by the board of directors of the subsidiary and approved by its shareholders in a general shareholders’ meeting. The allocation of the total amount approved by the shareholders is determined by the board of directors of that subsidiary on a discretionary basis in accordance with its assessment of the performance of each director, officer and staff personnel. The amount distributed in 2004 to Directors pursuant to discretionary profit sharing plans of certain subsidiaries of ESFG was Euro 0.7 million. For a description of such plans, see “– Employees – Profit sharing plans and stock based investment scheme”.

Board practices

Composition of Board of Directors, Independence, Chairman and Chief Executive Officer

Luxembourg law does not require any independence requirement for the members of the board of directors of a Luxembourg company. ESFG considers that of ESFG’s twenty-three Directors, only four have no material relationship with ESFG and/or other relationships that preclude independence and, as such, would be considered to be independent.

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As is frequently the case for Luxembourg companies, the functions of board chairman and chief executive officer are performed by the same person in ESFG, Mr Espírito Santo Salgado.

Board committees

Luxembourg law requires neither the establishment of board committees nor the adoption of written charters. As a financial participation company, most of ESFG’s executive officers are not compensated in their capacity as officers of ESFG. Accordingly, ESFG does not have any current plan to establish a remuneration committee. It also does not have any current plan to establish a nomination committee.

In accordance with NYSE listing standards, ESFG is in the process of establishing an audit committee. Joaquim de Abreu Trigo de Negreiros will be a member of the audit committee and ESFG expects to appoint Fernando Pedro Braga Pereira Coutinho and Alexandre da Paixão Coelho to the audit committee. The audit committee will be established by July 31, 2005 and its members will all be independent Directors. The audit committee will be responsible for the appointment, compensation, retention and oversight of the work of ESFG’s independent outside auditors for the purposes of preparing or issuing audit reports or performing other audit, review or attest services. Luxembourg law provides that the election and dismissal of a company’s auditor is the sole responsibility of the shareholders’ meeting. In making its decision, the shareholders’ meeting may rely on proposals submitted to it by the Board. After the shareholders’ meeting elects the auditors, the Board is responsible for engaging the auditor, setting the terms of the engagement and administering the engagement including compensation, on a day-to-day basis. After ESFG has established its audit committee, the Board will delegate this responsibility to the audit committee.

Corporate governance

The principal source of corporate governance standards in Luxembourg is the Luxembourg Companies Act. Under Luxembourg law, companies are not required to adopt corporate governance guidelines nor a code of business conduct and ethics for their directors, officers and employees.

The Board has voluntarily adopted a code of business conduct and ethics (the “Code of Ethics”) to:

•     promote honest and ethical conduct, including fair dealing and ethical handling of conflicts of interest;

•     promote full, fair, accurate, timely and understandable disclosure;

•     promote compliance with applicable laws and governmental rules and regulations;

•     ensure the protection of ESFG’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•     deter wrongdoing.

All Directors and all officers and employees of ESFG are expected to be familiar with the Code of Ethics and to adhere to those principles and procedures set out in the Code of Ethics that apply to them. From time to time, ESFG may waive some provisions of the Code of the Ethics. Any waiver of the Code for executive officers of ESFG or Directors may only be made by the Board and must be disclosed as required by rules of the SEC.

ESFG’s principal operating subsidiary, BES, has also adopted a detailed code of business conduct and ethics as required by Portuguese law.

Controls and procedures

ESFG, under the supervision and with the participation of its chief executive and financial officer, Mr Espírito Santo Salgado, who is also chairman of the Board, evaluated the effectiveness of the design and operation of ESFG’s disclosure controls and procedures as of December 31, 2004. These controls and procedures are designed to ensure that all material financial and non-financial information that ESFG is required to disclose in documents filed with, or submitted to, the SEC is recorded, processed, summarised and reported in a timely manner. Although ESFG believes that its existing disclosure controls and procedures are adequate to enable it to comply with applicable disclosure obligations, it is in the process of finalising the implementation of changes responding to recent legislation and regulations, primarily to formalise and document the controls and procedures that are already in place.

In evaluating ESFG’s disclosure controls and procedures, ESFG’s principal executive and financial officer, Mr Espírito Santo Salgado, recognised that any controls and procedures, no matter how well-designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. In recognition of this fact, he concluded, based on his evaluation, that, as of December 31, 2004, ESFG’s disclosure controls and procedures are effective at the reasonable assurance level.

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In 2004, there were no significant changes in the ESFG Group’s internal controls or in other factors that could significantly affect these controls.

Employees

Breakdown of employees

ESFG has no employees.

The ESFG Group employed in the aggregate approximately 9,745 persons at December 31, 2004 (compared with 9,739 at December 31, 2003 and 10,127 at December 31, 2002), including approximately 1,127 outside Portugal. Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions, and wage negotiations occur on an industry-wide basis. The ESFG Group has not experienced any material labour relations problems, and ESFG believes that the ESFG Group’s relations with its employees are generally satisfactory.

The following table sets out a breakdown of the ESFG Group’s employees by geographic location, main category of activity and seniority at December, 31:

Geographic location	2002	2003	2004

Portugal	9,256	8,827	8,618
European Union	582	559	626
Rest of Europe	101	111	127
North America	80	83	132
Latin America	96	105	118
Asia	12	12	17
Africa	–	42	107

	10,127	9,739	9,745
Activities

Banking	6,822	5,989	6,005
Leasing and factoring	162	158	154
Consumer credit	278	74	74
Asset management	205	200	211
Brokerage	248	165	172
Insurance	1,390	1,141	1,026
Others	1,022	2,012	2,103

	10,127	9,739	9,745

Profit sharing plans and stock based investment scheme

Certain subsidiaries of ESFG have established discretionary profit sharing plans pursuant to which a part of the net income of each year is distributed to the directors, officers and current employees of those subsidiaries during the following year. The total amount for distribution, if any, is proposed by the board of directors of the subsidiary and approved by its shareholders in a general shareholders’ meeting. The allocation of the total amount approved by the shareholders is determined by the board of directors of that subsidiary on a discretionary basis in accordance with its assessment of the performance of each director, officer and staff personnel. The amount distributed pursuant to such plans in 2004 to Directors was Euro 0.7 million.

BES and its subsidiaries have established a discretionary profit sharing plan known as the “Objectives and Incentives System” pursuant to which a part of the net income of each year is distributed to directors, officers and current employees of BES during the following year. The total amount to be distributed each year, if any, is proposed by the board of directors of each subsidiary and approved by the shareholders. The allocation of the amount approved by the shareholders among eligible participants is determined by the board of directors of the subsidiary on a discretionary basis in accordance with its assessment of the performance of each director, officer and staff member. The amount distributed to directors of BES and its subsidiaries during 2004, related to profits of the year ended December 31, 2003, was Euro 4.2 million. Euro 28.3 million was distributed to employees.

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BES and its subsidiaries have also established a Stock Based Incentive Scheme (“SIBA”). This incentive scheme consists in the sale to BES Group employees of one or more blocks of BES shares with deferred settlement. The employees eligible to participate in the SIBA are the members of the executive committee and current employees of BES, and the employees and executive board members of other BES Group companies. The board of directors of BES, based on a proposal submitted by the executive committee, selects the eligible participants and determines the quantity of shares to be made available to each of them. To the extent eligible, participants include members of the BES executive committee. Selection and allocation of shares under the SIBA is made by the BES remuneration committee.

The unit selling price of BES shares sold under the SIBA is calculated by dividing the value of the BES shares’ closing price on the Euronext Lisbon session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the expected dividends that may be attributed to these shares up to the date of their redemption, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

Each programme has two components that expire according to the following schedule:

SIBA schedule

Year (N) of the programme	Tranches		Expiration year

2000	A	30%	N + 2	*
	B	70%	N + 4	*

2002	A	30%	N + 2	*
	B	70%	N + 4	*

2003	A	30%	N + 2	*
	B	70%	N + 4	*

2004	A	30%	N + 2	*
	B	70%	N + 4	*

*	Extendable for two more years

During 2004, 1,601,919 ordinary shares were sold to eligible employees under the SIBA, of which 137,206 shares were sold to BES directors. As of December 31, 2004, there were 7.9 million shares outstanding, representing 2.66 per cent. of the total share capital of BES. Shares allocated under the SIBA programme were purchased by BES in the market and sold to eligible employees.

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MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

As of June 30, 2005, Espírito Santo International held directly or indirectly 27,751,416 Shares, representing approximately 57.92 per cent. of the share capital of ESFG. Immediately following completion of the Offer (assuming no exercise of the Over-allotment Option), Espírito Santo International is expected to hold 27,751,416 Shares, representing approximately 49.73 per cent. of the share capital of ESFG. If the Over-allotment Option is exercised in full, Espírito Santo International is expected to hold 27,751,416 Shares, representing approximately 48.92 per cent. of the share capital of ESFG.

Espírito Santo International S.A., a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg, holds 42.28 per cent. of the Shares directly and the remaining Shares are held indirectly through Espírito Santo Irmãos SGPS, S.A., a limited liability corporation organised under the laws of Portugal and controlled by Espírito Santo International S.A. In so far as is known to ESFG, there are no other persons who have an interest in, or voting rights in respect of 10 per cent. or more of ESFG’s share capital.

Espírito Santo International S.A. is the immediate holding company of ESFG. Seven of the directors of Espírito Santo International S.A. are also Directors. Espírito Santo International S.A. is 48.2 per cent. owned, directly or indirectly, by members of the Espírito Santo family and certain Portuguese nationals close to the family (including certain of the directors of Espírito Santo International S.A. and ESFG). Private individuals not related to the family hold the balance of the shares in Espírito Santo International S.A.

Espírito Santo International S.A.’s voting rights do not differ from those of other shareholders of ESFG.

There are no restrictions on Espírito Santo International S.A.’s ability to dispose of any or all of its holding in ESFG.

ESFG does not know of any arrangements the operation of which may at a subsequent date result in a change of its control.

Related party transactions

The ESFG Group has business relationships with a number of entities in which it owns significant equity interests, which own significant equity stakes in the ESFG Group, or with which it is otherwise associated. It also has business relationships with a number of entities in which members of the Board hold management positions. With the exception of the business relationships described below, none of these relationships are material to the ESFG Group or any related counterparty nor are any related party transactions considered by the ESFG Group to be unusual in their nature or conditions. Moreover, the ESFG Group conducts all of its business with these entities on terms equivalent to those that would exist if it did not have equity interests in them or management members in common and were not otherwise associated with them, and it has conducted business with these companies on that basis in each of 2002, 2003 and 2004.

At December 31, 2004, the ESFG Group had balance sheet positions with related parties of Euro 926.9 million in assets, including Euro 767.5 million related to Espírito Santo International S.A. and other Espírito Santo International S.A. controlled companies, and Euro 78.3 million in liabilities. During 2004, the maximum exposure was approximately Euro 1,031.1 million. In 2004, the ESFG Group achieved interest income in the amount of Euro 19.8 million from related party transactions.

ESFG’s balance sheet exposure to related parties consists principally of loans to Espírito Santo International S.A. entities to finance long-term investments and construction projects, mainly in Portugal, and includes:

•	loans in the amount of Euro 254.9 million to Espírito Santo International S.A.;

•	loans in the amount of Euro 135.1 million to Espírito Santo Resources Ltd.;

•	loans in the amount of Euro 106.2 million to Espírito Santo Property Holding S.A.;

•	loans in the amount of Euro 60.8 million to Espírito Santo Industrial S.A;

•	loans in the amount of Euro 48.2 million to Portugália S.A.;

•	loans in the amount of Euro 43.4 million to Espírito Santo Health & Spa S.A.; and

•	loans in the amount of Euro 30.1 million to Es Saúde, SGPS.

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The terms and conditions of these loans are in line with market terms and conditions. In addition, the ESFG Group’s balance sheet exposure to related parties includes loans by BES to Directors and companies controlled by non-executive directors of the BES Group.

Loans made to companies controlled by non-executive directors of BES amounted to Euro 142.1 million at December 31, 2004, while direct loans to Directors amounted to Euro 2.5 million.

All loans to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavourable features. In 2004, an aggregate amount of Euro 297.7 million of loans and advances to related parties was repaid in cash, compared with Euro 203.7 million in 2003. See “Selected Statistical Information – Description of assets and liabilities – Loan portfolio” for additional information about related party loans.

As of the date of this document, no other transactions with a related party which are material to the ESFG Group or the related counterparty or which are unusual in their nature or conditions have taken place or are being considered.

See Note 31 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004 set out in “Financial Information and Auditors’ Reports” for additional information on related party transactions.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information includes forward-looking statements based on assumptions about the ESFG Group’s future business. The ESFG Group’s actual results could differ materially from those contained in these forward-looking statements. The following information is based on and should be read together with the consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”. The consolidated financial statements have been prepared in accordance with Portuguese GAAP. Effective January 1, 2005, ESFG reports in accordance with IFRS. See “– Transition to International Financial Reporting Standards”.

Executive summary

ESFG is a limited liability corporation (société anonyme) incorporated under the laws of Luxembourg. Through its subsidiaries, the ESFG Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations, primarily in Portugal. At December 31, 2004, the ESFG Group had total assets of Euro 50.5 billion. As of that date, the ESFG Group’s gross loan portfolio was Euro 29.6 billion and its net loan portfolio (i.e., total loans minus loan loss allowances) was Euro 28.7 billion. In 2004, ESFG’s net income increased to Euro 52.7 million from Euro 35.9 million in 2003, principally as a result of lower provisions of loan losses, higher other income and lower income taxes.

Most of the ESFG Group’s operations are in Portugal, and, as a result, its revenues and net income are affected by general economic trends prevailing in Portugal. Most of its revenues, costs, assets and liabilities are denominated in Euro. See “– Exchange rates” below.

The Portuguese banking markets, particularly the markets for deposit taking and mortgage lending, are characterised by strong competition. In 2004, this competition had a negative impact on the ESFG Group’s net interest income and net interest margin, i.e. net interest income as a percentage of average interest-earning assets. Net interest income declined by 3.9 per cent. from Euro 743.3 million in 2003 to Euro 714.3 million in 2004, and the net interest margin declined from 1.94 per cent. in 2003 to 1.76 per cent. in 2004.

The ESFG Group’s insurance operations experienced a 3.8 per cent. increase in insurance premiums in 2004 to Euro 1,305.8 million. Net investment income and other income increased slightly from Euro 203.2 million in 2003 to Euro 208.2 million in 2004. As a result of the merger of ESIA with Tranquilidade, which took place in December 2004, the ESFG Group accounted for an extraordinary restructuring charge of Euro 12.8 million.

Other key features of the ESFG Group’s 2004 results include the following:

•	fees and commissions increased by 12.7 per cent., from Euro 356.1 million in 2003 to Euro 401.3 million in 2004, driven by higher levels of fees and commissions on traditional banking services;

•
the aggregate of net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions decreased by 18.0 per cent. compared to 2003. This was due to a strong decline in net gains on foreign currency and financial derivatives transactions;

•	the 3.8 per cent. growth in insurance premiums reflected moderate growth in the life and non-life business, combined with a stronger increase in the non-life bancassurance business; and

•
insurance benefits and claims and insurance underwriting and related expenses rose by 5.8 per cent. to Euro 1,389.5 million in 2004, from Euro 1,313.6 million in 2003, reflecting an increase in the ESFG Group’s insurance activities in 2004.

ESFG holds its interests in most consolidated ESFG Group entities, including BES, Tranquilidade and Tranquilidade-Vida, indirectly through a series of subsidiaries that are controlled by ESFG but in which third parties have significant minority shareholdings.

The Portuguese economy

All statistical and market data regarding the Portuguese economy provided below is either directly derived from official sources or calculated by the ESFG Group on the basis of such sources. The sources used in compiling this data include publications by the Bank of Portugal, the European Commission, the OECD, the Portuguese Statistical Institute and the Portuguese Ministry of Finance.

In 2004 the Portuguese economy experienced a moderate recovery from 2003, with GDP rising by 1.0 per cent. in real terms, after having fallen by 1.1 per cent. in 2003, as a result primarily of improved domestic demand,

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particularly in terms of private sector consumption and investment. Household consumption, which is estimated to have grown by 2.5 per cent. (–0.3 per cent. in 2003), was driven by a small increase in disposable income and by consumer purchases that had been deferred in previous years – particularly of durable consumer goods. Investment is estimated to have risen by 2.2 per cent., which compares with a contraction of 9.8 per cent. in 2003. This progress extended to all areas of investment except construction, which is estimated to have continued to decline. As with private consumption, the increased investment in machinery and equipment and in transport material resulted from purchases that had been postponed in previous years and were finally executed as confidence levels improved slightly and equipment needed to be replaced. Other significant events in 2004, namely the European Football Championship (“Euro 2004”) also drove up private sector consumption and investment.

In this context, bank loans to non-financial companies and consumer loans to individuals increased somewhat, with year-on-year growth rising from 2.7 per cent. and 2.3 per cent. respectively in 2003 to around 3.5 per cent. and 4.5 per cent. respectively in 2004. Growth in residential mortgage loans slowed somewhat during the year – after increasing by 11.8 per cent. in 2003 they rose by 11 per cent. in 2004.

Net external demand contributed negatively to GDP growth with imports, rising by 6 per cent., outstripping the increase in exports of 4.6 per cent. As a result, the external deficit ceased to improve, ending a trend that began in 2000, and the joint current account and capital balance deficit – a measure of the economy’s external funding needs – rose from 3.6 per cent. to 5.4 per cent. of GDP.

Although GDP increased compared to 2003, the economy’s performance was not uniform throughout the year, and in the second half of the year confidence and labour market indicators interrupted the positive trend set during the first half. In the third quarter of 2004, the unemployment rate increased, reversing a downward trend in the unemployment rate that started at the beginning of 2004. At the end of 2004, the unemployment rate reached 7.1 per cent. of the working population. In average terms, the unemployment rate rose from 6.3 per cent. in 2003 to 6.7 per cent. in 2004. A number of factors may explain the deterioration in employment in the second half of 2004: an unfavourable comparison with the period during which the Euro 2004 took place, the slowing of the economy in the Euro area, and rising uncertainty levels resulting from a climate of political instability (a consequence of the call for early general elections in Portugal).

Despite the pressures associated with rising energy prices, the average inflation rate dropped from 3.3 per cent. to 2.4 per cent. This is thought to have resulted from a more moderate rise in unit labour costs, the slowing growth in prices for industrial goods other than energy and the favourable trend in food prices, particularly unprocessed food products. Together, these factors countered the upward trend induced by the price of fuels and services (the latter being influenced by the Euro 2004).

With regard to the public finances, recourse to extraordinary revenues totalling 2.2 per cent. of GDP permitted the government to post a public deficit of 2.9 per cent. of GDP. Corrected for cyclical effects and interest-bearing expense, the budgetary balance is thought to have remained constant at 0.8 per cent. of GDP, which means that budgetary policy was not expansionary in 2004. After an announcement of the Portuguese government that the budget deficit is expected to reach 6.2 per cent. of GDP in 2005, which is above the 3 per cent. threshold set forth in the European Union Treaty, the European Commission adopted a report on the Portuguese budgetary situation on June 22, 2005 and examined Portugal’s updated stability programme. This stability programme foresees a reduction of the deficit to 4.8 per cent. in 2006, 2.8 per cent. in 2008 and 1.6 per cent. in 2009. The sharp deterioration in the government accounts in 2005 compared with 2003 and 2004 is a result of a re-assessment of expenditure growth and the decision not to resort to the one-off measures that had been included in previous estimates.

Factors influencing comparability

In 2003, BES sold shares amounting to 45 per cent. of the share capital of Credibom to Banque Sófinco, S.A. Credibom was fully consolidated in the ESFG Group’s financial statements until June 30, 2003. Accordingly, while the ESFG Group’s income statement for the year ended December 31, 2003 includes Credibom’s proportionate share of income and expenses until June 30, 2003, its consolidated balance sheet as of December 31, 2003 does not include any of Credibom’s assets and liabilities. The sale of Credibom resulted in an extraordinary gain to the ESFG Group before minority interest in the amount of Euro 65.3 million. In light of the difficult economic situation in Portugal, management decided to allocate the entire amount of this gain to the ESFG Group’s provision for general banking risks. Since the gain was thus offset by a charge in the same amount, it did not affect the ESFG Group’s net income in 2003.

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Exchange rates

A significant proportion of the ESFG Group’s assets and liabilities is denominated in currencies other than the Euro. Accordingly, exchange rate fluctuations may have an impact on the ESFG Group’s reported net revenues. At December 31, 2004, approximately 10.3 per cent. of the ESFG Group’s assets and approximately 9.3 per cent. of its liabilities were denominated in currencies other than the Euro, principally the US dollar, the British pound and the Japanese yen. The ESFG Group hedges its exposure to foreign exchange rate fluctuations by conducting offsetting transactions in the foreign exchange markets. In 2004, the ESFG Group realised foreign exchange transaction gains in the amount of Euro 33.2 million, due primarily to transactions carried out on the spot market.

Following the launch of the European Monetary Union at the beginning of 1999, the Euro depreciated significantly against the US dollar. This trend reversed in 2002 and accelerated in 2003 and 2004, as the Euro strengthened relative to the US dollar. At December 31, 2004, the noon buying rate for the US dollar per Euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies, was $1.3538 per Euro 1.00, compared with $1.2597 per cent. Euro 1.00 at December 31, 2003 and $1.0485 per cent. Euro 1.00 at December 31, 2002. However, since the beginning of 2005, the US dollar has appreciated relative to the Euro, with the noon buying rate for the US dollar per Euro declining to $1.2088 as of June 24, 2005.

For purposes of the following discussion, assets and liabilities denominated in foreign currencies have been translated into Euros at the exchange rates prevailing on the relevant balance sheet date. Statement of income items denominated in foreign currencies have been translated into Euros at the average exchange rate during the relevant period.

Segment reporting and accounting treatment of BES, Tranquilidade and Tranquilidade-Vida

The ESFG Group has two principal segments:

•	banking, comprising commercial banking, leasing, consumer credit, asset management, brokerage, factoring and others; and

•	insurance, comprising life insurance and non-life insurance.

The ESFG Group’s segment reporting reflects the fact that the ESFG Group manages, reviews and evaluates financial information for each of the two segments separately. Revenue and expense items relating to inter-segmental transactions are booked, inter alia, as interest on deposits, insurance premiums, and fees and commissions, and are eliminated in consolidation. The ESFG Group conducts its banking activities principally through BES and BIC (commercial banking), BESI (investment banking), ESAF and CBESSA (asset management), and conducts its insurance activities through Tranquilidade (non-life insurance) and Tranquilidade-Vida (life insurance). ESFG holds its interests in most consolidated ESFG Group entities, including BES, Tranquilidade and Tranquilidade-Vida, indirectly through a series of subsidiaries that are controlled by ESFG but in which third parties have significant minority shareholdings. See “Information about Espírito Santo Financial Group S.A. – Key minority interests in ESFG Group companies.”

In the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”, the results of BES, Tranquilidade, and Tranquilidade-Vida are fully consolidated with (i) the economic interest of minority shareholders in the ESFG Group’s assets at year-end reflected as “minority interests” on the liability side of the balance sheet; and (ii) the average economic interest of minority shareholders presented separately as “minority interests in income of consolidated subsidiaries” in the statement of income. At December 31, 2004, minority shareholders had an economic interest of 67.2 per cent. in BES (2003: 67.3 per cent.), an economic interest of 33.3 per cent. in Tranquilidade (2003: 33.3 per cent.) and an economic interest of 39.5 per cent. in Tranquilidade-Vida (2003: 39.5 per cent.).

Recent developments

Regulation 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any member state of the European Union to adopt IFRS as their primary GAAP as from January 1, 2005. For further information on the transition to IFRS, see “– Transition to International Financial Reporting Standards”.

Subject to the factors mentioned above, BES Group and the insurance group announced unaudited consolidated results for the first quarter of 2005. The BES Group announced considerable growth for the first quarter in its main business areas: total customer funds were up by 8.9 per cent. and total customer loans by 10.5 per cent.

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Banking income rose by 18.2 per cent. Driven by high trading gains, net income reached Euro 80.3 million in the first quarter Operating costs dropped by 6.1 per cent. due to lower pension costs related to retirements and to a considerable reduction (-17.5 per cent.) in depreciation and amortisation. Provisions for credit in the amount of Euro 66.1 million (+13.3 per cent.) were made. In addition to this amount, BES recorded an exceptional provision charge of Euro 27 million during this quarter, due to the implementation of the IFRS impairment models. Finally, as to asset quality, the ratio of loans overdue for more than 90 days was 1.65 per cent., compared with 1.90 per cent. in the first quarter of 2004, and respective provision coverage was at 173.8 per cent., compared with 147 per cent. in March 2004.

Subject to the above mentioned conditions pertaining to the new accounting framework, Tranquilidade’s net profits at the end of March 2005 reached Euro 5.1 million, and its combined ratio was 96.6 per cent. ES Seguros posted a Euro 1.5 million net profit and Tranquilidade-Vida’s net profits reached Euro 10.8 million, despite low yields in the capital markets.

Results of operations

The following table shows the ESFG Group’s income statement for the three years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Net interest income	823.0	743.3	714.3
Provisions for loan losses	(231.8)	(264.0)	(218.9)

Net interest income after provisions for loan losses	591.2	479.3	495.4
Insurance income	1,074.7	1,461.2	1,514.0
Insurance claims and underwriting expenses	(1,139.1)	(1,313.6)	(1,389.5)
Other income	588.9	823.5	872.9
Other expenses	(998.3)	(1,129.9)	(1,154.7)

Income before minority interest, equity earnings and income taxes	117.4	320.5	338.1
Minority interests in income of consolidated subsidiaries	(146.4)	(217.7)	(237.0)
Equity in earnings of associated companies	(1.9)	(0.2)	0.7

Income before taxes	(30.9)	102.6	101.8
Income taxes	(14.2)	(66.7)	(49.1)

Net income/(loss)	(45.1)	35.9	52.7

In 2004, the ESFG Group’s net income increased by 46.8 per cent. from Euro 35.9 million in 2003 to Euro 52.7 in 2004 principally due to lower provisions for loan losses, higher other income and lower income taxes, which offset a decline in net interest income, income from the ESFG Group’s insurance operations, other expenses and minority interests in income of consolidated subsidiaries.

In 2003, the ESFG Group’s net income reached Euro 35.9 million, compared to a loss of Euro 45.1 million in 2002. This result is principally attributable to the recovery of the insurance sector, which benefited from the significant restructuring of its investment portfolio and a better performance of its strategic investments.

Years ended December 31, 2004 and 2003

Banking and corporate operations

General

Supported by the moderate recovery experienced in Portugal in 2004, the ESFG Group’s banking and corporate operations segment contributed Euro 339.2 million to the ESFG Group’s income before taxes and minority interest in 2004, compared with Euro 306.3 million in 2003.

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The following table breaks down the results of the ESFG Group’s banking and corporate operations segment for the years ended December 31, 2003 and 2004.

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Net interest income	743.3	714.3
Provision for loan losses	(264.0)	(218.9)

Net interest income after provision for loan losses	479.3	495.4
Other income	823.5	872.9
Other expenses	(996.3)	(1,029.8)
Income/(losses) in associated undertakings	(0.2)	0.7

	(173.0)	(156.2)

Income before taxes and minority interest	306.3	339.2

The increase in the income before taxes and minority interest of the ESFG Group’s banking and corporate operations segment was primarily driven by a rise in the segment’s fee and commission income, an increase in gains on disposal of investments and on trading and investment securities, and a decline in provision for loan losses, which more than offset a decline in its net interest income and a significant decline in net gains on foreign currency and financial derivatives transactions.

Net interest income

The ESFG Group’s net interest income comprises net interest revenues from the ESFG Group’s banking and corporate operations segment. Net interest revenues from the ESFG Group’s insurance segment are included in insurance revenues. The following table provides an overview of the net interest income of the ESFG Group’s banking segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Interest on loans	1,267.5	1,216.8
Interest and dividends on securities
Trading securities	59.1	49.8
Investment securities	208.5	234.5
Interest on deposits with banks	136.7	136.0

Total interest income	1,671.8	1,637.1

Interest on deposits	419.1	388.2
Interest on short-term borrowings (1)	61.7	53.1
Interest on long-term debt	447.7	481.5

Total interest expense	928.5	922.8

Net interest income	743.3	714.3

(1)	Includes interest on short-time borrowings and interest on securities sold under repurchase agreements.

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In 2004, the ESFG Group’s net interest income decreased by 3.9 per cent., from Euro 743.3 million in 2003 to Euro 714.3 million in 2004. This decrease primarily reflects the fact that in 2004 interest rates continued to decline. In addition, this decline had a proportionally greater effect on the ESFG Group’s total interest income than on its total interest expense. The effect of lower interest rate levels more than offset the positive impact of an increase in lending volumes.

Total interest income declined by Euro 34.7 million or 2.1 per cent. from Euro 1,671.8 million in 2003 to Euro 1,637.1 million in 2004. This decline mainly reflects a decrease in interest on loans, which decreased by Euro 50.7 million or 4 per cent., from Euro 1,267.5 million in 2003 to Euro 1,216.8 million in 2004. The drop in interest on loans in 2004 was due primarily to a reduction in the market interest rates prevailing in Portugal in line with similar trends in the rest of the European Monetary Union. Interest income on deposits with banks remained unchanged at Euro 136.0 million against Euro 136.7 million in 2003, while interest and dividends on securities increased by Euro 16.7 million from Euro 267.6 million in 2003 to Euro 284.3 million in 2004 due to higher yields and increased volume in investment securities.

The negative rate impact on interest on loans was partially offset by higher volumes, which generated an additional Euro 55.1 million in interest income in 2004. Gross loans grew 7.1 per cent. in 2004, from Euro 27.6 billion at December 31, 2003 to Euro 29.6 billion at December 31, 2004, compared with growth rates of 1.4 per cent. in 2003 and 4.4 per cent. in 2002. Net loans (i.e., total loans minus loan loss allowances) rose from Euro 26.8 billion at December 31, 2003 to Euro 28.7 billion at December 31, 2004. In 2004, the ESFG Group’s lending activities continued to focus on mortgage loans and loans to small- and medium-sized corporate clients.

Total interest expense declined by Euro 5.7 million or 0.6 per cent., from Euro 928.5 million in 2003 to Euro 922.8 million in 2004. The interest expense reflects a decrease in interest on deposits, which decreased by Euro 30.9 million or 7.4 per cent. from Euro 419.1 million in 2003 to Euro 388.2 million in 2004, and in short-term borrowings and securities sold under repurchase agreements, which decreased by 13.9 per cent. from Euro 61.7 million in 2003 to Euro 53.1 million in 2004. In each case, the decrease was primarily attributable to lower interest rates, which generally fell in line with the overall market trend. In comparison, interest on long-term debt increased by 7.5 per cent. from Euro 447.7 million in 2003 to Euro 481.5 million in 2004 due to an increase in volume which was only partly offset by a decrease in average rates.

The overall decline in market interest rates affected the ESFG Group’s total interest income more than its total interest expense. Consistent with the experience of other Portuguese banks, the ESFG Group’s interest income from loans is typically more susceptible to changes in interest rate levels than its interest expense on deposits. Interest rates on loans in Portugal are typically indexed and closely track changes in market rates, whereas interest rates on deposits are fixed over a period of time (usually three to six months) and therefore take longer to adjust to changes. The asymmetric development also reflects the impact of strong competition in the retail banking sector, especially with respect to mortgage loans and deposits.

As a result of the factors described above, the average interest rate on the ESFG Group’s interest-earning assets dropped by 33 basis points, from 4.36 per cent. in 2003 to 4.03 per cent. in 2004, whereas the average interest rate on the ESFG Group’s interest-bearing liabilities fell by 10 basis points, from 2.50 per cent. in 2003 to 2.40 per cent. in 2004. See “Selected Statistical Information – Average balance sheets and interest rates” for additional statistical information of the ESFG Group’s interest-earning assets and interest-earning liabilities and the interest income and expense associated with them.

In absolute terms, the decline in net interest income was greatest in the ESFG Group’s banking business, where it declined by Euro 24.1 million or 3.5 per cent, from Euro 697.1 million in 2003 to Euro 673.0 million in 2004 due to the factors discussed above. The ESFG Group’s business with the second greatest decline was consumer credit, where net interest income declined by Euro 20.0 million, or 61.5 per cent, from Euro 32.5 million in 2003 to Euro 12.5 million in 2004. The magnitude of the decline primarily reflects the Credibom disposition at June 30, 2003. Net interest income from leasing and factoring activities increased by Euro 6.8 million or 13.7 per cent, from Euro 49.8 million in 2003 to Euro 56.6 million in 2004.

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Provision for loan losses

Provisions for loan losses solely comprise only loan loss provisions made by the ESFG Group’s banking and corporate operations segment. Loan loss provisions represent additions to loan loss allowances less reversals of allowances previously made and recoveries. The following table provides an overview of the loan loss provisions of the ESFG Group’s banking and corporate operations segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Charges for the year	367.9	310.8
Write-back for the year	(92.4)	(71.8)
Recoveries of loans previously charged off	(11.5)	(20.1)

	264.0	218.9

Loan loss provisions decreased by 17.1 per cent., from Euro 264.0 million in 2003 to Euro 218.9 million in 2004. As a percentage of net interest income, loan loss provisions decreased from 35.5 per cent. in 2003 to 30.6 per cent. in 2004. The overall decrease in loan loss provisions was driven by a decrease in sovereign and other risks and category risk, together with an increase in recoveries on loans previously charged off. Provisions for sovereign and other risks declined from Euro 32.8 million in 2003 to Euro 1.4 million in 2004, following an extraordinary charge of Euro 34.0 million made in 2003 for Angola debt. Specific loan loss provisions remained stable at Euro 183.3 million against Euro 180.6 million in 2003, while provisions for category risk decreased from Euro 50.6 million in 2003 to Euro 34.2 million in 2004, reflecting both the improved economic environment in Portugal and the relatively high level of provisioning made in 2002 and 2003.

After write-offs in the amount of Euro 173.6 million, specific and category risk allowances increased by 5.0 per cent., from Euro 779.4 million in 2003 to Euro 818.7 million in 2004, which was in line with the overall increase of the portfolio and reflected the economic environment in Portugal, while allowance for sovereign and other risks decreased from Euro 40.7 million in 2003 to Euro 10.7 million in 2004, due to the Euro 30.7 million write-off for the Angola debt in 2003. As a result of the factors described above, loan loss allowances as a percentage of total gross loans declined from 2.97 per cent. in 2003 to 2.81 per cent. in 2004.

Overdue loans decreased by 13.9 per cent., from Euro 663.2 million in 2003 to Euro 570.8 million in 2004, mainly due to the write-off during the year of Euro 204.3 million of overdue loans, therefore bringing the ratio of non-performing loans to total gross loans to 1.9 per cent. in 2004, compared with 2.4 per cent. in 2003. Loan loss allowances as a percentage of overdue loans increased to 145.3 per cent. in 2004, from 123.7 per cent. in 2003. The increase in the coverage ratio is mainly attributable to the fact that at the level of BES Vénétie (the French subsidiary of the ESFG Group) overdue loans decreased by Euro 73.8 million, whereas loan loss provisions decreased only by Euro 9.9 million since some of the loans classified as overdue in 2003 were performing and were therefore provisioned at a lower level. The coverage ratio discussed above reflects the combined effect of the Bank of Portugal’s rules and the ESFG Group’s policies regarding the management of problem loans. See “Selected Statistical Information – Provision and allowance for loan losses” for more information on the ESFG Group’s loan loss provisioning and an explanation of the underlying policies, including the requirements of the Bank of Portugal.

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Other income

The following table provides an overview of the other income of the ESFG Group’s banking and corporate operations segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Fee and commission income	356.1	401.3
Net trading account gains (losses)	21.4	52.4
Net gains (losses) on investment securities	28.7	105.0
Net gains on foreign currency and financial derivatives transactions	182.3	33.2
Other operating income	235.0	281.0

Total other income	823.5	872.9

Fee and commission income increased by 12.7 per cent., from Euro 356.1 million in 2003 to Euro 401.3 million in 2004. This increase was driven by a rise in fees and commissions generated from traditional banking services, such as the management of loans, the extension of guarantees, collections on discount bills, and account management and custodial services.

Net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions in the aggregate decreased by 18.0 per cent., from Euro 232.4 million in 2003 to Euro 190.6 million in 2004, reflecting the financial market conditions experienced in 2004. The tightening of credit spreads enabled the ESFG Group to realise gains on trading and investment securities, which together increased from Euro 50.1 million in 2003 to Euro 157.4 million in 2004. However, this increase was more than offset by a decrease on foreign currency and financial derivatives transactions from Euro 182.3 million in 2003 to Euro 33.2 million in 2004, mainly attributable to the unwinding of hedging transactions related to the sale of the trading and investment securities described above.

Other operating income, which includes cost reimbursements, revenues from investment banking activities, such as mergers and acquisitions and project finance, interest income from loans on non-accrual status, extraordinary gains realised upon the disposition of investments in subsidiaries, gains achieved upon the disposal of fixed and other assets and other trading income, increased by 19.6 per cent., from Euro 235.0 million in 2003 to Euro 281.0 million in 2004. The main contributions to this increase are gains generated on the sale of subsidiaries and equity holdings which amounted to Euro 121.8 million in 2004 against similar income of Euro 65.3 million in 2003.

Insurance operations

The ESFG Group’s insurance segment contributed a loss of Euro 0.4 million to the ESFG Group’s income before taxes and minority interest in 2004, compared with a gain of Euro 14.0 million in 2003. The loss in 2004 was mainly attributable to a restructuring charge of Euro 12.8 million included under other expenses (see Note 25 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”), in connection with the merger of ESIA and Tranquilidade completed in December 2004. The following table breaks down the results of the ESFG Group’s insurance activities for the years ended December 31, 2003 and 2004.

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Insurance income	1,461.2	1,514.0
Insurance claims and underwriting expenses	(1,313.6)	(1,389.5)
Other insurance expenses	(133.6)	(124.9)

Insurance income before taxes and minority interest	14.0	(0.4)

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Insurance income

The following table provides an overview of the income of the ESFG Group’s insurance segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Insurance premiums
– Life sector	859.3	898.7
– Non-life sector	398.7	407.1

Total insurance premiums	1,258.0	1,305.8

Other insurance income
– Net investment income	187.7	189.4
– Other income	15.5	18.8

Total other insurance income	203.2	208.2

Total insurance revenues	1,461.2	1,514.0

The ESFG Group’s insurance revenues increased by 3.6 per cent., from Euro 1,461.2 million in 2003 to Euro 1,514.0 million in 2004. This increase reflects the fact that the ESFG Group’s bancassurance programme, which involves the sale of Tranquilidade’s life insurance products through BES’s and BIC’s branch network, continued to grow but at a slower rate than in the past, due to increasing competition in the market. In 2004, 92.5 per cent. of sales of these products were made through BES and BIC. See “Information about Espírito Santo Financial Group S.A. – The ESFG Group’s business – Insurance” for more information on the bancassurance programme.

Life-insurance premiums increased by 4.6 per cent., from Euro 859.3 million in 2003 to Euro 898.7 million in 2004, reflecting premiums generated by the following Tranquilidade-Vida’s products:

•
PRs (retirement saving schemes): in 2004, the ESFG Group’s premium income from PPRs increased by 4.2 per cent. to Euro 412.9 million from Euro 396.3 million in 2003, which is below the growth rate of 15.1 per cent. for the Portuguese PPR market as a whole;

•
traditional life insurance (term products): in 2004, the traditional life insurance business (i.e., credit related life insurance products sold through BES’s and BIC’s branch network as well as through the ESFG Group’s network of agents) increased by 3.9 per cent. from Euro 67.1 million to Euro 69.7 million; and

•
capitalisation products (financial products without insurance risk): in 2004, premiums increased by 5.2 per cent. from Euro 395.3 million to Euro 416.0 million, though growth was limited due to strong competition in the market.

In the non-life sector, insurance premiums earned increased by 2.1 per cent. to Euro 407.1 million in 2004 from Euro 398.7 million in 2003, reflecting an increase in Tranquilidade’s premiums, which, after intra-group elimination, increased by 2.4 per cent. in 2004 to Euro 322.0 million from Euro 314.6 million in 2003. This increase is in line with the strategic decision to screen out insurance contracts involving a high degree of risk and an increase in insurance premiums at ES Seguros, which in 2004 achieved income of Euro 56.7 million compared to 47.1 million in 2003. This increase was partially offset by a decrease in insurance premiums at ESIA from Euro 37.0 million in 2003 to Euro 28.4 million in 2004, as a result of the restructuring of the companies’ operations in connection with the merger of ESIA and Tranquilidade in December 2004.

Other insurance income

In 2004, the ESFG Group achieved net investment income of 189.4 million, compared with Euro 187.7 million in 2003. Other income in 2004 increased by 21.3 per cent., from Euro 15.5 million to Euro 18.8 million and includes profit on the sale of real estate in the amount of Euro 1.8 million.

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Insurance expenses

The following table provides an overview of the expenses of the ESFG Group’s insurance segment for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Insurance benefits and claims	1,228.9	1,303.6
Insurance underwriting and related expenses	84.7	85.9
Other insurance expenses	133.6	124.9

	1,447.2	1,514.4

Insurance benefits and claims increased by 6.1 per cent. or Euro 74.7 million, from Euro 1,228.9 million in 2003 to Euro 1,303.6 million in 2004.

Benefits and claims in the non-life insurance business, which comprise gross claims and changes in claims and other reserves, increased by 11.3 per cent., from Euro 218.0 million in 2003 to Euro 242.2 million in 2004. The 4.9 per cent. decrease in claims from Euro 237.4 million in 2003 to Euro 225.5 million in 2004 was offset by an increase in changes in claims and other reserves which amounted to Euro 16.7 million in 2004 against an income item of Euro 19.4 million in 2003 due to the settlement in 2003 of several long-outstanding cases on better terms than expected.

Benefits and claims in the life insurance business, including participation to results, increased by 4.9 per cent., from Euro 1,010.9 million in 2003 to Euro 1,060.9 million in 2004, reflecting the increase of the ESFG Group’s insurance business. Claims incurred, including changes in claims reserves, decreased by 11.0 per cent. from Euro 571.2 million in 2003 to Euro 508.1 million in 2004. The following table shows the evolution of life insurance benefits and claims by products in each of 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
PPR	117.9	124.3
Traditional life-insurance	29.8	25.7
Capitalisation products	423.5	358.1

	571.2	508.1

The increase in claims related to PPR products reflects the growth of the ESFG Group’s insurance portfolio over the past years while the decline in traditional life insurance products was essentially due to the decrease in claims in this category. The decrease in capitalisation products mainly reflects the fact that fewer capitalisation products policies matured in 2003 than in 2004.

The charge for changes in life assurance reserves increased by 29.0 per cent. or Euro 119.2 million to Euro 530.7 million in 2004, reflecting adjustments made to reflect the upward trend in claims in this area.

Underwriting and related expenses for life and non-life insurances increased slightly by Euro 1.2 million from Euro 84.7 million in 2003 to Euro 85.9 million in 2004. Underwriting expenses decreased by Euro 0.4 million, while reinsurance premiums increased by Euro 1.6 million, reflecting the settlement of long-outstanding claims in 2003, which resulted in higher reinsurance premiums.

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The ESFG Group – Other expenses

The following table provides an overview of other expenses for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Salaries and benefits	444.7	471.5
Occupancy costs	53.5	47.6
Depreciation and amortisation	157.2	149.3
Other expenses	474.5	486.1

Total other expenses	1,129.9	1,154.7

Other expenses increased by 2.2 per cent., from Euro 1,129.9 million in 2003 to Euro 1,154.7 million in 2004. Salaries and benefits increased 6.0 per cent., from Euro 444.7 million in 2003 to Euro 471.5 million in 2004, mainly due to an increase in pension plan expenses from Euro 78.2 million in 2003 to Euro 90.8 million in 2004. The increase in pension plan expenses reflects a rise in depreciations of deferred actuarial losses and early retirement charges, all made in accordance with the rules issued by the Bank of Portugal and the ISP in 2003. Other expenses in 2004 include Euro 17.3 million of restructuring costs of which Euro 12.8 million relate to the merger of ESIA into Tranquilidade at the end of 2004 and Euro 4.5 million (2003: Euro 12.7 million) booked at Tranquilidade relating to redundancy costs resulting from a restructuring plan initiated in December 2001 and which was concluded in 2004. Allocations to the provision for general banking risks, also part of other expenses, declined from Euro 91.5 million in 2003 to Euro 9.1 million in 2004, mainly due to the inclusion in 2003 of the gain realised upon the Credibom disposition in the amount of Euro 65.3 million. The provision for other liabilities and charges increased from Euro 32.6 million to Euro 97.3 million, which was mainly used for an extraordinary charge of Euro 56.6 million related to a foreign exchange loss on the sale of investments in associated companies. This sale, however, also generated an extraordinary gain of Euro 39.5 million, which was recorded under “Other operating income”. See Note 21 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”. Other expenses also included approximately Euro 6.0 million of marketing expenses in connection with Euro 2004, Euro 12 million related to the development of new projects such as Basle II and IFRS adoption and Euro 4.1 million (2003: Euro 4.5 million) of interest on Tranquilidade-Vida subordinated debt issued in December 2002.

Depreciation and amortisation charges declined by 5.0 per cent. from Euro 157.2 million in 2003 to Euro 149.3 million in 2004 essentially due to an extraordinary depreciation charge of Euro 6 million incurred in 2003 on intangible assets, mainly software, and a more restrictive policy in investments in tangible assets.

Minority interests in income of consolidated subsidiaries and equity in earnings of associated companies

Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries that is attributable to the other shareholders of these subsidiaries. The following table provides an overview of minority interests in the income of consolidated subsidiaries and the equity in earnings of associated companies for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Minority interests in income of consolidated subsidiaries	(217.7)	(237.0)
Equity in earnings of associated companies	(0.2)	0.7

Minority interests includes dividends paid on preference shares issued by the ESFG Group’s subsidiaries, BES Finance Ltd., Espírito Santo Overseas Ltd. and ESFG Overseas Ltd. Such dividends amounted to Euro 48.0 million in 2003 and Euro 51.9 million in 2004, further to the overall increase of the preference shares issued (see Note 17 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”).

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Income taxes

The following table provides an overview of income taxes for the years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(In millions of Euro)
Income taxes	(66.7)	(49.1)

Income taxes consist of corporate income tax, municipal taxes and similar foreign taxes. Income taxes decreased to Euro 49.1 million in 2004 from Euro 66.7 million in 2003. The decrease results mainly from the change in corporate nominal tax rate from 30 per cent. in 2003 to 25 per cent. in 2004. As a result, the ESFG Group’s effective tax rate declined from 24.5 per cent. in 2003 to 17.1 per cent. in 2004.

Shareholders’ equity

Shareholders’ equity increased by Euro 45.4 million in 2004, from Euro 84.3 million in 2003 to Euro 129.7 million in 2004. Shareholders’ equity includes also Euro 483.0 million of goodwill written-off against reserves. As of December 31, 2004 ESFG share capital in the amount of Euro 479,085,550 was represented by 47,908,555 common shares, with a face value of 10 Euros each, which were subscribed and fully paid. On a Portuguese GAAP basis, return on average shareholders’ equity was 49.56 per cent. in 2004 compared to 122.01 per cent. in 2003. See “Selected Statistical Information – Return on equity and assets” and Note 18 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”.

Years ended December 31, 2003 and 2002

Banking and corporate operations

General

Despite the unfavourable economic environment prevailing in Portugal in 2003, the ESFG Group’s banking and corporate operations segment contributed Euro 306.5 million to the ESFG Group’s income before taxes and minority interest in 2003, compared with Euro 295.5 million in 2002.

The following table breaks down the results of the ESFG Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003.

	Year ended December 31,

	2002	2003

	(Euro millions)
Net interest income	823.0	743.3
Provision for loan losses	(231.8)	(264.0)

Net interest income after provision for loan losses	591.2	479.3
Other income	588.9	823.5
Other expenses	(882.7)	(996.1)
Income/(losses) in associated undertakings	(1.9)	(0.2)

Income before taxes and minority interest	295.5	306.5

The increase in the income before taxes and minority interest of the ESFG Group’s banking and corporate operations segment was primarily driven by a rise in the segment’s net trading account profits, net investment securities gains and fee and commission income, which more than offset a decline in its net interest income, higher levels of loan loss provisions and lower levels of net gains on foreign currency and derivatives transactions. In addition, the increase reflects the ESFG Group’s efforts to control its operating expenses.

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Net interest income

The ESFG Group’s net interest income comprises net interest revenues from the ESFG Group’s banking and corporate operations segment. Net interest revenues from the ESFG Group’s insurance segment are included in insurance revenues. The following table provides an overview of the net interest income of the ESFG Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Interest on loans	1,489.6	1,267.5
Interest and dividends on securities
Trading securities	98.0	59.1
Investment securities	180.5	208.5
Interest on deposits with banks	119.6	136.7

Total interest income	1,887.7	1,671.8

Interest on deposits	524.1	419.1
Interest on short-term borrowings (1)	89.4	61.7
Interest on long-term debt	451.2	447.7

Total interest expense	1,064.7	928.5

Net interest income	823.0	743.3

(1)	Includes interest on short-time borrowings and interest on securities sold under repurchase agreements.

In 2003, the ESFG Group’s net interest income decreased by 9.7 per cent., from Euro 823.0 million in 2002 to Euro 743.3 million in 2003. This decrease primarily reflects the fact that in 2003 interest rates declined and that the decline had a proportionally greater effect on the ESFG Group’s total interest income than on its total interest expense. The effect of lower interest rate levels more than offset the impact of an increase in lending volumes. In addition, the decrease in net interest income reflects the impact of the Credibom disposal in June 2003.

Total interest income declined by Euro 215.9 million or 11.4 per cent., from 1,887.7 million in 2002 to Euro 1,671.8 million in 2003. This decline mainly reflects a decrease in interest on loans, which decreased by Euro 222.1 million or 14.9 per cent., from Euro 1,489.6 million in 2002 to Euro 1,267.5 million in 2003. The drop in interest on loans in 2003 was due primarily to a reduction in the market interest rates prevailing in Portugal in line with similar trends in the rest of the European Monetary Union.

The negative rate impact on interest on loans was partially offset by higher volumes, which generated an additional Euro 44.7 million in interest income in 2003. Gross loans grew 1.4 per cent. in 2003, from Euro 27.2 billion at December 31, 2002 to Euro 27.6 billion at December 31, 2003, compared with growth rates of 4.4 per cent. in 2002 and 10.2 per cent. in 2001. Net loans (i.e., total loans minus loan loss allowances) rose from Euro 26.4 billion at December 31, 2002 to Euro 26.8 billion at December 31, 2003. Gross domestic loans increased by only 0.9 per cent., from Euro 22.4 billion at December 31, 2002 to Euro 22.6 billion at December 31, 2003, whereas gross international loans increased by 3.3 per cent., from Euro 4.2 billion at December 31, 2002 to Euro 4.3 billion at December 31, 2003. The continued growth of total gross loans reflects the ESFG Group’s efforts to expand its lending activities, especially with respect to mortgage and commercial loans in the domestic segment. The ESFG Group believes that the fact that the overall growth rate in 2003 was significantly below the growth rates in 2002 and 2001 is primarily a result of the weak economic environment in 2003, both in Portugal and abroad. To a lesser extent, the slowdown in loan growth also reflects the securitisation of Euro 1,000 million of mortgage loans in November 2003. In 2003, the ESFG Group’s lending activities continued to focus on mortgage loans and loans to small- and medium-sized corporate clients.

To a lesser extent, the decline in total interest income also reflects lower levels of interest and dividends on trading securities, which fell by 39.7 per cent. and more than offset a 15.5 per cent. increase in interest and dividends on investment securities.

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Total interest expense declined by Euro 136.2 million or 12.8 per cent., from Euro 1,064.7 million in 2002 to Euro 928.5 million in 2003. The decline in interest expense reflects a decrease in interest on deposits, which decreased by Euro 105.0 million or 20.0 per cent., from Euro 524.1 million in 2002 to Euro 419.1 million in 2003, and, to a lesser extent, short-term borrowings and securities sold under repurchase agreements, which decreased by 31.0 per cent., from Euro 89.4 million in 2002 to Euro 61.7 million in 2003. In each case, the decrease was primarily attributable to lower interest rates, which fell in line with the overall market trend. In comparison, interest on long-term debt declined only by 0.8 per cent., as decreasing rates were partially offset by volume increases.

The overall decline in market interest rates affected the ESFG Group’s total interest income more than its total interest expense because, as discussed above with respect to net interest income for 2004, consistent with the experience of other Portuguese banks, the ESFG Group’s interest income from loans is typically more susceptible to changes in interest rate levels than its interest expense on deposits.

As a result of the factors described above, the average interest rate on the ESFG Group’s interest-earning assets dropped by 80 basis points, from 5.16 per cent. in 2002 to 4.36 per cent. in 2003, whereas the average interest rate on the ESFG Group’s interest-bearing liabilities fell by 49 basis points, from 2.99 per cent. in 2002 to 2.50 in 2003. See “Selected Statistical Information – Average balance sheets and interest rates” for additional statistical information on the ESFG Group’s interest-earning assets and interest-learning liabilities and the interest income and expense associated with them.

In absolute terms, the decline in net interest income was greatest in the ESFG Group’s banking business, where it declined by Euro 49.3 million or 6.6 per cent., from Euro 746.4 million in 2002 to Euro 697.1 million in 2003 due to the factors discussed above. The ESFG Group’s business with the second greatest decline was consumer credit, where net interest income declined by Euro 20.1 million, or 38.3 per cent., from Euro 52.6 million in 2002 to Euro 32.5 million in 2003. The magnitude of the decline primarily reflects the Credibom disposition at June 30, 2003. Net interest income from leasing related activities declined by Euro 4.7 million or 12.6 per cent., from Euro 36.9 million in 2002 to Euro 37.4 million in 2003.

Provision for loan losses

The following table provides an overview of the loan loss provisions of the ESFG Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Provision for loan losses	231.8	264.0

Loan loss provisions increased by 13.9 per cent., from Euro 231.8 million in 2002 to Euro 264.0 million in 2003. As a percentage of net interest income, loan loss provisions increased from 28.2 per cent. in 2002 to 35.5 per cent. in 2003. The substantial overall rise in loan loss provisions was driven by an increase in specific loan loss provisions, which was partially offset by a decrease in category loan loss provisions. Specific loan loss provisions increased by 17.7 per cent., from Euro 386.5 million in 2002 to Euro 455.0 million in 2003, reflecting a deterioration in the creditworthiness of the ESFG Group’s borrowers as a result of the difficult economic environment in Portugal. Category loan loss provisions decreased by 15.4 per cent., from Euro 383.6 million in 2002 to Euro 324.4 million in 2003, reflecting management’s view of what constitutes an appropriate level of category loan loss provisions in view of the slowdown in the growth of the ESFG Group’s loan portfolio and the additional specific loan loss provisions made in 2003. As a result of the factors described above, loan loss allowances as a percentage of total gross loans rose from 2.88 per cent. in 2002 to 2.97 per cent. in 2003.

Overdue loans increased by 8.6 per cent., from Euro 610.9 million in 2002 to Euro 663.2 million in 2003, principally reflecting the unfavourable macroeconomic environment. The ratio of overdue loans to total gross loans rose to 2.4 per cent. in 2003, compared with 2.25 per cent. in 2002. Loan loss allowances as a percentage of overdue loans declined to what management believes is still an appropriate level of 123.7 per cent., in 2003, from 128.1 per cent. in 2002. The decline in the coverage ratio is mainly attributable to the fact that at the level of BES VENETIE (the French subsidiary of the ESFG Group) overdue loans increased by Euro 45.9, whereas loan loss provisions rose only by Euro 2.2 million. The reason why the growth in BES Vénétie’s loan loss provisions was

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less strong than the increase in its overdue loans is that Euro 46.3 million of this increase related to loans which, although classified as overdue, are performing. Accordingly, management of BES Vénétie determined that, in light of recent trends in the borrowers’ financial situation and the fact that these loans are performing, some, though not a full, provision should be made for these loans. Nonetheless, pursuant to Bank of France regulations, the full amount of loans for which any provision has been made is to be classified as overdue/non-performing. The coverage ratios discussed above reflect the combined effect of the Bank of Portugal’s rules and the ESFG Group’s policies regarding the management of problem loans. See “Selected Statistical Information – Loans at risk and respective allowances” for more information on the ESFG Group’s loan loss provisioning and an explanation of the underlying policies, including the requirements of the Bank of Portugal.

Other income

The following table provides an overview of the other income of the ESFG Group’s banking and corporate operations segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Fee and commission income	297.5	356.1
Net trading account profits/(losses)	(47.3)	21.4
Net investment securities gains/(losses)	(30.2)	28.7
Net gains on foreign currency and financial derivatives transactions	216.5	182.3
Other operating income	152.4	235.0

Total other income	588.9	823.5

Fee and commission income increased by 19.7 per cent., from Euro 297.5 million in 2002 to Euro 356.1 million in 2003. This substantial increase was driven by a rise in fees and commissions generated from traditional banking services, such as the management of loans, the extension of guarantees, collections on discount bills, and account management and custodial services. In 2003, an increasing proportion of the ESFG Group’s fees and commissions was generated through direct marketing channels, mainly Internet banking. The ESFG Group intends to expand these channels in the future.

Net trading account profits, net investment securities gains and net gains on foreign currency and financial derivatives transactions increased by 67.2 per cent., from Euro 139.0 million in 2002 to Euro 232.4 million in 2003. The substantial increase reflects the combined effect of several factors. First, based on the assumption that the slowdown of the European economy would lead to a reduction in long-term interest rates, the ESFG Group took long interest rate risk positions, which permitted it to take advantage of the decline in interest rate levels that occurred in the first half of 2003. Second, the tightening of credit spreads in most sectors of the Portuguese economy, mainly during the second half of 2003, permitted the ESFG Group to achieve substantial trading gains in both debt instruments and credit derivatives. Third, the ESFG Group was able to achieve gains trading the shares of blue chip companies in Portugal, whose stock prices rose throughout 2003, as equity markets recovered.

Other operating income, which includes cost reimbursements, revenues from investment banking activities, such as mergers and acquisitions and project finance, interest income from loans on non-accrual status, the extraordinary gain realised upon the disposition of Credibom, gains achieved upon the disposal of fixed and other assets and other trading income, increased by 54.2 per cent., from Euro 152.4 million in 2002 to Euro 235.0 million in 2003. The principal factor causing this increase was the sale by the ESFG Group of shares amounting to 45 per cent. of Credibom’s share capital. This transaction generated a one-time gain of Euro 65.3million, which was fully allocated to the provision for general banking risks (which allocation is reflected in other expenses) and, as a result, had no effect on the ESFG Group’s net income in 2003.

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Insurance operations

The ESFG Group’s insurance segment contributed a gain of Euro 14.0 million to the ESFG Group’s income before taxes and minority interest in 2003, compared with a loss of Euro 178.1 million in 2002. The following table breaks down the results of the ESFG Group’s insurance activities for the years ended December 31, 2002 and 2003.

	Year ended December 31,

	2002	2003

	(Euro millions)
Insurance income	1,074.7	1,461.2
Insurance expenses	1,252.8	1,447.2

Insurance income before taxes and minority interest	(178.1)	14.0

Insurance income

The following table provides an overview of the income of the ESFG Group’s insurance segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Insurance premiums
– life sector	702.1	859.3
– non-life sector	378.2	398.7

Total insurance premiums	1,080.3	1,258.0
Other insurance income
– Net investment income	(7.6)	187.7
– Other income	2.0	15.5

Total other insurance income	(5.6)	203.2

Total insurance revenues	1,074.7	1,461.2

The ESFG Group’s insurance revenues increased by 36.0 per cent., from Euro 1,074.7 million in 2002 to Euro 1,461.2 million in 2003. This increase reflects the fact that the ESFG Group’s bancassurance programme, which involves the sale of Tranquilidade’s life insurance products through BES’s and BIC’s branch network, continued to be successful. In 2003, 92.5 per cent. of sales of these products were made through BES and BIC. See “Information about Espírito Santo Financial Group S.A. – The ESFG Group’s business – Insurance” for more information on the bancassurance programme.

Life-insurance premiums increased by 22.4 per cent., from Euro 702.1 million in 2002 to Euro 859.3 million in 2003, reflecting premiums generated by the following Tranquilidade-Vida products:

•
PPRs (retirement saving schemes): in 2003, the ESFG Group’s premium income from PPRs increased by 18.8 per cent. to Euro 396.3 million (according to the ISP, the Portuguese PPR market as a whole grew at a rate of 14.5 per cent.);

•
Traditional life insurance (term products): while the ESFG Group’s most profitable products in the traditional life insurance business (i.e., credit related life insurance products sold through BES’s and BIC’s branch network as well as through the ESFG Group’s network of agents) increased by 16.5 per cent. and accounted for Euro 51.8 million of the ESFG Group’s insurance premiums in 2003, the ESFG Group’s overall premium income from traditional life insurance products rose only by 5.8 per cent. to Euro 63.1 million in 2003; and

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•
Capitalisation products (financial products without insurance risk): after a period during which the ESFG Group did not actively market capitalisation products, in 2003, the ESFG Group resumed its marketing: of these products, which resulted in an increase of 30.9 per cent. to Euro 394.8 million, mainly due to strong growth of unit-linked products, where premiums increased by 78.1 per cent. to Euro 226.8 million in 2003.

In the non-life sector, insurance premiums earned increased by 5.4 per cent., to Euro 398.7 million in 2003 from Euro 378.2 million in 2002, reflecting a decrease in Tranquilidade’s premiums, which declined 1.3 per cent. in 2003 to Euro 314.6 million following a strategic decision to screen out insurance contracts involving a high degree of risk and to review tariffs, the effect of which was more than offset by an increase in insurance premiums at ES Seguros and ESIA which in 2003 achieved income of Euro 47.1 million and Euro 37.0 million, respectively, compared to Euro 36.9 million, and Euro 34.1 million, respectively, in 2002.

Other insurance income

In 2003, the ESFG Group achieved net investment income of 187.7 million, compared with a loss of Euro 7.6 million in 2002. This positive development was a result of a restructuring of the ESFG Group’s investment portfolio carried out with a view to reducing its exposure to the equity capital markets and the markets’ changing expectations regarding interest rates and structured products. To a lesser extent, the gain in 2003 also reflected a recovery of the equity markets and favourable interest rate movements. The effect of these factors was partially offset by the charge of Euro 70.8 million in 2003 to completely write off its deferred losses incurred in connection with its investment portfolio in 2001.

Other income in 2003 included profit on the sale of real estate for Euro 7.7 million and previous year income for Euro 2.2 million.

Insurance expenses

The following table provides an overview of the expenses of the ESFG Group’s insurance segment for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Insurance benefits and claims	1,053.1	1,228.9
Insurance underwriting and related expenses	86.0	84.7
Other insurance expenses	113.7	133.6

	1,252.8	1,447.2

Claims and benefits increased by 16.7 per cent. or Euro 175.8 million, from Euro 1,053.1 million in 2002 to Euro 1,228.9 million in 2003.

Benefits and claims, in the non-life insurance area, which comprise gross claims and changes in claims and other reserves, decreased by 7.3 per cent., from Euro 235.2 million in 2002 to Euro 218.0 million in 2003. While gross claims increased by 6.2 per cent. from Euro 223.5 million in 2002 to Euro 237.4 million in 2003, changes in claims and other reserves resulted in an income item of Euro 19.4 million in 2003 compared with an expense item of Euro 11.7 million in 2002, mainly attributable to the settlement in 2003 of several long-outstanding cases on better terms than expected.

Benefits and claims in the life insurance area, including participation to results, increased by 23.6 per cent., from Euro 817.9 million in 2002 to Euro 1,010.9 million in 2003.

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Claims incurred, including changes in claims reserves, increased by 51.7 per cent. from Euro 376.5 million in 2002 to Euro 571.2 million in 2003. The following table shows the evolution of life insurance benefits and claims by products in 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
PPR	90.7	117.9
Traditional life-insurance	80.7	29.8
Capitalisation products	205.1	423.5

	376.5	571.2

The increase in claims related to PPR products reflected the growth of the ESFG Group’s insurance portfolio over the past years while the decline in traditional life insurance products was essentially due to the termination in 2002 of a contract with deferred annuities. The increase in capitalisation products mainly reflected the fact that a larger number of capitalisation products policies matured in 2003 (Euro 300 million) than in 2002 (Euro 60 million).

The charge for changes in life assurance reserves decreased by 3.6 per cent. or Euro 15.2 million to Euro 411.5 million in 2003, reflecting a reduction in minimum guaranteed rates from 3.5 per cent. in 2002 to 3.4 per cent. in 2003 in the case of for PPR products and from 3.6 per cent. in 2002 to 6.6 per cent. in 2003 in the case of capitalisation products.

Underwriting and related expenses declined slightly by Euro 1.3 million, from Euro 86.0 million in 2002 to Euro 84.7 million in 2003. Underwriting expenses increased by Euro 4.7 million, reflecting the increase in insurance premiums discussed above, while reinsurance premiums declined by Euro 6.0 million, reflecting the settlement in 2003 of long-outstanding claims.

The ESFG Group – Other expenses

The following table provides an overview of other expenses for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Salaries and benefits	441.8	444.7
Occupancy costs	55.2	53.5
Depreciation and amortisation	156.2	157.2
Other expenses	345.1	474.5

Total other expenses	998.3	1,129.9

Total other expenses increased by 13.2 per cent., from Euro 998.3 million in 2002 from Euro 1,129.9 million in 2003. Salaries and benefits increased only slightly, from Euro 441.8 million in 2002 to Euro 444.7 million in 2003, despite the fact that pension plan expenses increased from Euro 63.1 million in 2002 to Euro 78.2 million in 2003, offsetting the decrease in actual salaries paid. The substantial increase in pension plan expenses reflected a rise in depreciations of deferred actuarial losses and early retirement charges, all made in accordance with rules published by the Bank of Portugal. Other expenses in 2003 included an extraordinary charge of Euro 12.7 million at Tranquilidade relating to redundancy costs resulting from a restructuring plan initiated in December 2001, allocations to the provision for general banking risks in the amount of Euro 91.5 million, including the gain realised upon the Credibom disposition, which amounted to Euro 65.3 million, and provisions made for certain sovereign risks. Also included under this caption are Euro 4.5 million of interest on Tranquilidade-Vida subordinated debt issued in December 2002.

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Minority interests in income of consolidated subsidiaries and equity in earnings of associated companies

Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries that is attributable to the other shareholders of these subsidiaries. The following table provides an overview of minority interests in the income of consolidated subsidiaries and the equity in earnings of associated companies for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Minority interests in income of consolidated subsidiaries	(146.4)	(217.7)
Equity in earnings of associated companies	(1.9)	(0.2)

Minority interests includes dividends paid on preference shares issued by the ESFG Group’s subsidiaries, BES Finance Ltd., Espírito Santo Overseas Ltd. and ESFG Overseas Ltd which amounted to Euro 45.8 million in 2002 and Euro 48.0 million in 2003.

Income taxes

The following table provides an overview of income taxes for the years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(Euro millions)
Income taxes	(14.2)	(66.7)

Income taxes consisted of corporate income tax, municipal taxes and similar foreign taxes. Income taxes increased to Euro 66.7 million in 2003 from Euro 14.2 million in 2002. The increase resulted from the fact that Tranquilidade-Vida recognised a deferred tax asset of Euro 35.9 million in 2002 but did not defer any taxes in 2003. In addition, the ESFG Group experienced a decrease in the amount of tax-exempt income from offshore branches and the amount of tax-deductible early retirements items. As a result of these factors, the ESFG Group’s effective tax rate rose from 19.9 per cent. in 2002 to 24.5 per cent. in 2003.

Shareholders’ equity

Shareholders’ equity increased by Euro 44.0 million in 2003, from Euro 40.3 million in 2002 to Euro 84.3 million in 2003, including the sale in 2003 of Euro 35.9 million of treasury stock. Shareholders’ equity included also Euro 486.4 million of goodwill written-off against reserves. As of December 31, 2003 ESFG’s share capital in the amount of Euro 479,085,550 was represented by 47,908,555 common shares, with a face value of Euro 10 each, which were subscribed and fully paid. On a Portuguese GAAP basis, return on average shareholders’ equity was 122.01 per cent. in 2003 compared to (83.75) per cent. in 2002. See “Selected Statistical Information – Return on equity and assets” and Note 18 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”.

Liquidity and capital resources

Sources and uses of funds

The ESFG Group

ESFG’s source of internally-generated funds is dividend income derived from its interests in the ESFG Group’s material subsidiaries, which are Portuguese companies. The ESFG Group is not subject to any material restrictions on its ability to transfer funds from ESFG Group companies to the holding company, as Portuguese law does not impose limits on the ability of subsidiaries to transfer funds in the form of cash dividends to the parent company. ESFG uses internally-generated funds to pay dividends to its shareholders. In 2004, ESFG posted a profit of Euro 15.2 million and a dividend in the amount of Euro 0.20 per share was paid on June 22, 2005. See “Information about Espírito Santo Financial Group S.A. – Dividends and dividend policy” for more information on ESFG’s dividend policy.

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In recent years, due to the ESFG Group’s acquisition of controlling interests in Tranquilidade and BES as well as capital increases in these entities, the ESFG Group was required to supplement its sources of funds by issuing corporate debt securities and engaging in short-term and long- term borrowings at the holding company level or through certain subsidiaries.

Pursuant to authority for a share buy-back programme originally authorised in December 1998, ESFG acquired up to 4.7 million shares, which it subsequently sold by the end of 2003. Total proceeds of the sale amounted to Euro 40.4 million and are part of the cash balance maintained at ESFG. As of June 30, 2005, ESFG did not hold any of its Shares nor were any Shares held on behalf of ESFG itself or by subsidiaries of ESFG.

In November 2001, ESFG issued Euro 200.0 million principal amount of 4.75 per cent. Convertible Bonds due 2006. In February 2002, ESFG issued Euro 110.0 million 3.47 per cent. Convertible Bonds due 2007 to replace existing debt issues. For more information on the ESFG’s outstanding convertible bonds, see Note 16 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”. ESFG intends to support the expected further growth of its operations in 2005 with cash generated from operations.

The following table summarises the origination and investment of the ESFG Group’s cash flows for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,

	2002	2003	2004

	(Euro millions)
Cash and cash-equivalents at the beginning of the year	4,024.5	5,434.0	6,138.0
Net cash used/provided by operating activities	1,179.6	1,176.9	(715.3)
Net decrease in interest-earning deposits	190.4	145.5	294.6
Net increase in loans and advances to customers	(1,264.7)	(536.4)	(2,169.3)
Net decrease in securities and other investing activities	(610.7)	(549.5)	(335.6)
Net increase/(decrease) in deposits taken	816.6	(339.0)	234.9
Net increase in corporate borrowings and long term debt	441.1	1,537.2	2,141.5
Net proceeds from subsidiaries’ share capital increase	421.4	–	5.2
Net (decrease)/increase in other financing activities	278.5	(712.7)	(7.1)
Dividends paid	(70.9)	(53.9)	(60.0)
Net decrease in treasury shares	28.2	35.9	–

Cash and cash-equivalents at the end of the year	5,434.0	6,138.0	5,526.9

Banking and corporate operations

The primary source of funds for the ESFG Group’s banking and corporate operations is its deposit base, which consists primarily of demand and time deposits and deposits from other banks and cash flow generated by its operations. Because the ESFG Group’s lending activity is focused on mortgage loans and its ability to increase its customer deposits base is increasingly limited due to the high level of household indebtedness, funding is also provided in the form of net proceeds from long-term borrowings and the issuance of debt securities. In 2002, BES increased the authorised amount under its Euro Medium Term Note programme to Euro 7.0 billion and in 2004 to an authorised amount of Euro 10.0 billion. In total, BES has issued, and had outstanding as of December 31, 2004, Euro 5.3 billion of senior debt and Euro 1.7 billion of subordinated debt under the programme. In addition, BES, BIC and BESI have each issued bonds in Portugal. For a discussion of the increase in the deposit base see “Operating and Financial Review and Prospects” and “Selected Statistical Information – Description of assets and liabilities – Deposits”. For information on these and other borrowings, see Note 15 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”.

During 2002, BES increased its nominal share capital from Euro 1,000 million to Euro 1,500 million, resulting in a net cash inflow of Euro 550 million of which Euro 176.6 million was provided from within the ESFG Group. BES’s Board of Directors intends to use this new capital for general corporate purposes, while maintaining the BES Group’s traditional strong solvency levels.

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The ESFG Group’s primary use of funds is to extend loans to customers. The remaining resources are used to finance the ESFG Group’s recurring financial markets activity, such as investments in securities and interest earning assets.

BES expects capital expenditures for 2005 to be approximately Euro 161 million, the majority of which will be used to continue updating BES’s management information system and to implement a new physical design for branches located in Portugal. BES expects that these capital expenditures will be met by using existing financial resources and through internally generated funds.

Insurance operations

The ESFG Group’s insurance companies’ principal source of funds are insurance premiums; however, it also generates some funds through the disposal from time to time of real estate and securities held in its portfolio. Resources in excess of claims are invested in securities, real estate and money market instruments.

Capital expenditures of Euro 7.0 million have been approved for 2005, mainly to acquire and refurbish properties and also to allow Tranquilidade and Tranquilidade-Vida to continue to upgrade their computer systems.

Liquidity and solvency ratios

The following table provides an overview of the ESFG Group’s on and off-balance sheet contractual obligations as of December 31, 2004:

	Due by period

Contractual Obligations	Payments Total	<1 year	1-3 years	3-5 years	<5 years

	(Euro millions)
Balance Sheet
Deposits from banks	3,176.0	3,171.5	0.7	–	3.8
Time deposits	12,819.8	11,459.4	1,080.5	–	279.9
Long term debt	15,068.0	1,351.6	3,071.8	4,332.8	6,311.8
Corporate bonds	10,394.4	1,004.4	2,099.9	3,249.1	4,041.0
Others	2,605.7	347.2	792.2	746.7	715.6
Subordinated debt (corporate bonds)	2,067.9	–	175.7	337.0	1,555.2
Off Balance Sheet	693.0	26.0	81.0	126.0	460.0

The ESFG Group’s risk management seeks to maintain adequate liquidity levels in order to meet short-, medium- and long-term funding needs. At the BES Group level, liquidity risk management is part of the BES Group’s financial management and is coordinated with its budgetary and investment policies.

The BES Group’s strategy to address refinancing needs during 2005 includes:

•
in the short term, the BES Group seeks to refinance the deposits from banks in the money market; additionally, BES can draw on a total amount of Euro 6,000 million of money market facilities and a Euro Commercial Paper Programme up to Euro 2,000 million which are not used;

•
the BES Group has historically had a stable base of time deposits originated in the commercial area. Due to this stability, the BES Group assumes that this source of funding will continue to be available; and

•
in the medium- to long-term, the BES Group seeks to refinance through the Euro Medium Term Note Programme all senior debt maturing during 2005 and to securitise a new portion of its mortgage portfolio.

To assess its overall exposure to liquidity risk, the BES Group uses liquidity tables. These tables not only permit it to identify negative mismatches but also to actively cover them. Instead of using standardised and pre-defined assumptions, these tables are prepared based on:

•	the specific characteristics of the products sold by the BES Group;

•	the possibilities of selling the various products, and specifically, the number of days required to reverse a position; and

•	the behaviour observed in the available historical data.

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The ESFG Group conducts a quarterly liquidity analysis, which it reports to the Bank of Portugal. In this analysis, the ESFG Group reports the assets and liabilities from on and off balance sheet activities that may mature within the following 12 months. All those assets and liabilities are classified into one of four maturity categories: less than one month; from one to three months; from three to six months; and from six months to one year. A liquidity ratio is then calculated by dividing the total amount of all the assets in each maturity class by the total amount of liabilities in that class and adjusting the result for the estimated negative mismatches of the subsequent periods. The ESFG Group also reports information on the concentration of deposits and of money market counterparties, as well as on the coverage of deposits from foreign institutions by liquid assets, and on the coverage of the loan portfolio by stable funding. This analysis is prepared quarterly on an individual and consolidated basis.

The ESFG Group’s banking subsidiaries are also subject to solvency ratio requirements. These requirements have been fixed by the Bank of Portugal to conform with EU directives fixing common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and establishing a system for weighing assets according to credit risk (generally referred to as the “Solvency Ratio Directive”). All credit institutions in Portugal are required to maintain capital of at least 8 per cent. of risk-weighted assets. BES and all other ESFG Group companies subject to such regulations are in compliance with the applicable solvency ratio requirements and maintain capital (as defined by the Bank of Portugal) of 12.06 per cent. of its equivalent risk-weighted assets.

While Portugal is not a party to the Basle Accord, if the BES Group were to calculate its capital ratios in accordance with the capital framework adopted by the Basle Committee at December 31, 2004, its capital ratios would have been (i) a total capital to risk-weighted assets ratio of 13.88 per cent. (compared to the Basle requirement of 8.0 per cent.) and (ii) a Tier I capital to risk-weighted assets ratio of 7.71 per cent. (compared to the Basle requirement of 4.00 per cent.). See “Supervision and Regulation – Portugal – Capital adequacy requirements”. The adoption of IFRS will reduce the shareholders’ equity of the BES Group and consequently have a negative impact on the BES Group’s capital ratios. However, capital ratios will remain at comfortable levels because total capital is expected to be reduced by approximately 150 basis points (ratio estimated to reach 12.3 per cent. compared to the requirement of 8.0 per cent.) and Tier I is expected to be reduced by 100 basis points (ratio estimated to reach 6.7 per cent. compared to the requirement of 4.0 per cent.).

Off-balance sheet transactions

The ESFG Group conducts a variety of off-balance transactions, including securitisation transactions and other transactions with special purpose entities mainly through the acquisition of credit-linked notes. Except as disclosed below, the ESFG Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a significant current or future effect on its financial condition, revenues or expenses, results of operations or liquidity.

Securitisations

The BES Group relies on securitisation transactions primarily to manage its liquidity. Following the establishment of a new legal framework at the end of 2001, securitisation is subject to strict regulations adopted by the Bank of Portugal.

In a typical securitisation transaction, the BES Group sells a financial asset to a special purpose entity, which funds the acquisition by issuing debt to investors. The sale is structured such that neither the BES Group nor its creditors have any claim to the asset after its sale to the securitisation entity. The BES Group may provide administrative and/or other services to the securitisation entity and may continue to service the financial assets sold to the securitisation entity. The BES Group also provides financial support in its securitisation transactions by keeping subordinated interests in the securitised assets.

In addition, the ESFG Group sells financial assets issued by the BES Group to financial institutions. To fund these purchases, the financial institutions, through the use of a special purpose entity, issue asset-backed securities, which are debt instruments collateralised by the financial assets. BES has no control over these entities since it is the financial institutions that purchase the underlying securities and that decide which entity will issue the debt. Any swap agreement involving the original assets sold and the debt issued does not involve BES since it is not associated with the special purpose entity and/or the entity issuing the debt other than through the sale of the original debt used as collateral. The amount of leverage, type of credit and coupon are defined by the special purpose entity or issuing entity. Investors in these products analyse the credit risk(s) involved and the yield enhancement provided by these types of structures.

The BES Group’s use of special purpose entities creates limited liquidity risk as payments on the debt securities are directly tied to payments received from the securitised assets and are not affected by changes in the BES

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Group’s credit rating. However, any decline in investor demand for these debt instruments could limit future securitisations and ultimately the BES Group’s liquidity.

Under Portuguese GAAP, securitisation transactions generally qualify as a sale of the underlying asset to the special purpose vehicle. The asset is eliminated from the ESFG Group’s balance sheet once the buyer has obtained the right to sell or pledge the beneficial interest in the securitised assets.

As at December 31, 2004, the BES Group had securitised:

•
Euro 250 million of consumer loans through Lusitano No. 1 Limited, in August, 1999. During 2004, when the outstanding loans reached less than 10 per cent. of the original amount, BES exercised its clean up call and repurchased them and all the debt issued by the special purpose entity was redeemed;

•	Euro 1,144.3 million of domestic bonds and eurobonds through Lusitano Global CDO No. 1, PLC in August, 2001;

•	Euro 450 million of consumer loans (Euro 150 million) and finance lease loans (Euro 300 million) through Lusitano Finance No. 2 Limited in April, 2002;

•	Euro 1,000 million of mortgage loans through Lusitano Mortgages No. 1 PLC in December, 2002;

•	Euro 1,000 million of mortgage loans through Lusitano Mortgages No. 2 PLC in November, 2003; and

•	Euro 1,200 million of mortgage loans through Lusitano Mortgages No. 3 PLC in November 2004.

None of the securitisation entities mentioned in the list above is consolidated in the ESFG Group’s financial statements prepared in accordance with Portuguese GAAP. Additional information on the ESFG Group’s securitisation activities may be found in Note 34 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”.

Credit-linked notes

Credit-linked notes are debt instruments, usually with a floating interest rate. These instruments are generally de-leveraged. Unlike traditional yield instruments, credit-linked notes are structured such that investors in these instruments assume credit risk not only with respect to the primary credit but also with respect to additional reference credits. These bonds are usually done utilising investment grade risks on both primary and the reference risks.

At December 31, 2004, the ESFG Group held a series of credit-linked notes with underlying assets consisting of fixed-rate debt issued by BES’s subsidiaries, interest rate swaps and credit default swaps of certain sovereign issuers and major US and European corporations. These risks are generally investment grade. All credit-linked notes are de-leveraged in terms of credit risk exposure, meaning that the notional amount of the default swap is less than the total notional amount of the notes issued. The credit-linked notes are mainly comprised of floating rate notes indexed to Euribor or US Libor. The BES Group holds these notes because it acts as a market maker in these notes for its clients, both institutional and private.

Under Portuguese GAAP, because the entities issuing the credit-linked notes are not subsidiaries of BES and consequently are not consolidated, the notes and the related debt are recorded on the BES Group’s balance sheet as assets and liabilities respectively.

Critical accounting policies

Portuguese GAAP sets forth a range of accounting treatments and requires management to apply judgment and make estimates in deciding which treatment is most appropriate. The most significant of these accounting policies are discussed in this section in order to improve investors’ understanding of how their application affects the ESFG Group’s reported results and related disclosure. A broader description of the accounting policies used by the ESFG Group is shown in Note 2 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”. Because in many cases there are several alternatives to the accounting treatment chosen by management, the ESFG Group’s results would differ if a different treatment were chosen. Management believes that the choices made are appropriate, and that the financial statements present the ESFG Group’s financial position and results fairly in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding the financial statements and are not intended to suggest that other alternatives or estimates would be more appropriate. Many of the judgments and estimates made in applying accounting principles depend on an assumption, which management believes to be correct, that the ESFG Group maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that positions do not need to be realised

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at unfavourable prices in order to fund immediate cash needs. Liquidity is discussed in more detail under “– Liquidity and capital resources”.

The accounting policies of the ESFG Group comply with the rules established by the Bank of Portugal and with the rules of the insurance regulator (ISP), the entities that determine Portuguese GAAP. Regulation no. 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any member state of the EU to adopt the IFRS as of January 1, 2005. The adoption of the IFRS implied considerable changes to the accounting framework inherent in the current PABS and PAIS used by ESFG until December 31, 2004 in the preparation of its consolidated financial statements.

Available for sale securities

Banking operations

Investments include fixed maturity and equity securities, and other similar instruments. Under Portuguese GAAP, unrealised gains are not recognised while unrealised losses are recognised in full through the income statement. Valuations are generally obtained through market quotation or valuation models that may require assumptions or judgment in making estimates of fair value. More pessimistic assumptions would have resulted in higher estimated unrealised potential losses, which would in turn have negatively impacted the income statement.

In addition, under Portuguese GAAP, the ESFG Group’s strategic investments are classified as long-term investments (other equity holdings) and used to be recorded at acquisition cost. During 2002, the Bank of Portugal issued Regulation no. 4/2002 and established a new framework to cover unrealised losses in non-consolidated equity holdings. This new regime includes a transitional regime that allows banks to provide for eligible unrealised losses by 2006 for long-term investments in non-financial companies and by 2011 for financial companies. In 2004 due to the positive performance of the stock markets, the application of this regime resulted in a decrease in provisions previously charged through reserves in the amount of Euro 27.0 million.

Insurance operations

Debt securities are carried at acquisition cost, except for investments for the benefit of life insurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is accrued over the period to maturity against income.

The equity portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria noted above, at the balance sheet date, are recorded in shareholders’ equity under regulatory revaluation reserve. Any losses not covered by the reserve are charged against income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains are transferred to the fund for future appropriations. Any losses not covered by the fund are charged to the statement of income.

In 2001, the regulatory authorities issued a transitional rule, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “fund for future appropriations” and the “regulatory revaluation reserve” According to this rule, the deferred amounts should have been amortised on or before 2003. As at December, 31, 2002, ESFG had deferred 90 per cent. of the unrealised losses generated in 2001. In 2003, according to the above-mentioned rule, these deferred unrealised losses were recognised in the statement of income.

Derivative instruments

The ESFG Group uses financial derivative instruments either for trading or hedging purposes. Under Portuguese GAAP, the recognition of gains and losses on these operations depends on the classification of trading or hedging:

•
for hedging derivatives, which are used to reduce the market risk of assets and liabilities, receipts and payments are accrued and recognised in the income statement on the same basis as changes in the related hedged item.

•
trading derivatives are recorded at fair value and unrealised gains and losses are recognised directly in the income statement. Fair values are based on listed market prices if available; otherwise fair value is determined either by dealer price quotations (both for that transaction or for similar instruments traded) or by pricing models, based on net present value of estimated future cash flows which take into account

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market conditions for the underlying instruments, time value, yield curve and volatility factors. These pricing models may require assumptions or judgments in estimating their values. Consequently, the use of a different model or of different assumptions or judgments in applying a particular model may have produced different financial results for a particular period.

Pension and other employees’ benefits

Banking operations

During December 2001, the Bank of Portugal issued new rules for the recognition of pension liabilities and some important changes were made, namely in respect of the recognition of liabilities, criteria of funds financing and costs that should be recognised each year. As a result of the new rules, extraordinary costs for early retirement are accounted for as deferred costs and depreciated for a period of up to 10 years. Under Portuguese GAAP, post retirement health benefits are taken to income on a cash basis.

Insurance operations

In accordance with the Portuguese rules for insurance companies, obligations for all past service benefits, whether funded or not, are required by ISP, to be determined actuarially in accordance with prescribed mortality tables and assumptions. Any increases in vested benefits, for whatever reason (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

In 2002 the ISP authorised insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. Under Portuguese GAAP the amount deferred was recognised through the statement of income in 2003.

Goodwill

Under Portuguese GAAP, goodwill arising on acquisitions can either be capitalised and amortised over its estimated useful life to the income statement, or written-off directly against reserves. In the case of ESFG, acquired goodwill is written-off directly against reserves without an income statement effect.

Impairment of loans

The provisioning policy is determined by the rules issued from Bank of Portugal. As described in Note 2 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”, there are four types of provisions for loan losses as established by the Bank of Portugal: (i) a specific provision based on an ageing analysis of overdue loans and interest, (ii) a specific provision for doubtful loans, in respect of each customer with overdue balance representing 25 per cent. or more of its total credit, such provision being based on an amount not less than 50 per cent. of the average specific provision coverage required for that customer’s overdue loans. From August 2003, this provision is made in accordance with Regulation no. 8/2003, which determines that the initial maturity, the probability of default and a portfolio analysis should be considered in the notion of doubtful debt, (iii) a general provision to cover probable loan losses which are present in any portfolio of bank loans, including guarantees, but not specifically identified as non- performing, and (iv) a provision for sovereign risk for financial assets and off balance sheet exposures considered to be of risk.

Under Portuguese GAAP allowances are determined by supervision of the Bank of Portugal. Consequently, any change in regulatory framework has an impact on the ESFG Group’s financial statements; on the other hand, in the application of the Bank of Portugal regulations in the calculation of the loan losses allowances, there is an overriding requirement that the allowance should be sufficient for commercial purposes. Economic risk can vary significantly from that recognised and determined each year pursuant to the regulatory framework and, according to management’s judgment, additional provisioning charges can be made to account for this potential variance in economic risk.

Determining the level of the allowance to cover the credit risk in the ESFG Group’s loans portfolio requires the use of assumptions and estimates, including the definition of an appropriate methodology. Alternative methodologies and the use of different assumptions and estimates could result in a higher level of loan losses allowances with a consequent impact in the net income of the ESFG Group.

Insurance reserves

Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon

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mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including adverse deviation. These assumptions consider the company’s experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. Property-casualty reserves include (1) unearned premiums (2), unexpired risk reserve, (3) equalisation reserve and (4) estimated provisions for both reported and unreported claims incurred and related expenses.

When claims are made by or against policyholders, any amounts that the ESFG Group pays or expects to pay are recorded as losses. The ESFG Group establishes reserves for payment of losses for claims that arise from its insurance policies.

In determining their insurance policy and claims reserves, the ESFG Group’s insurance companies perform a continuing review of their overall positions, their reserving techniques and their reinsurance. The reserves are also reviewed periodically by qualified actuaries. The ESFG Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to reported and unreported claims incurred as of the end of each accounting period. Until December 31, 2003, Portuguese GAAP did not require unallocated loss adjustment expenses to be accrued. As a consequence of the Circular 28/2004 issued by the ISP in November, 2004, the ESFG Group has changed the accounting policy related to future costs with claims settlement and as a consequence the liability is now recognised.

Reserves do not represent an exact calculation of liability, but instead represent estimates, generally utilising actuarial projection techniques. These reserve estimates are expectations of what the ultimate settlement of claims is likely to cost based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are continually refined in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. Adjustments to reserves are reflected in the results of operations in the periods in which the estimates are changed. On the basis of internal procedures, management believes, based on the information currently available, that currently established reserves are sufficient. However, the establishment of reserves is an inherently uncertain process and accordingly, there can be no assurance that ultimate losses will not differ from the initial estimates. Reserves for incurred but not reported (IBNR) claims are established to recognise the estimated cost of losses that have occurred but of which the ESFG Group does not yet have notice.

These reserves, as the reserves for reported claims, are established to recognise the estimated costs, including expenses, necessary to bring claims arising out of losses to final settlement.

Under Portuguese GAAP, life pensions regarding workmen’s compensation are calculated using mortality tables and discount rates.

Under Portuguese GAAP the life-insurance reserves reflect the present value of the insurance business future obligations arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP.

Transition to International Financial Reporting Standards

Conversion project to IFRS

Regulation no. 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any member state of the European Union to adopt International Financial Reporting Standards as their primary GAAP as from January 1, 2005. Because IFRS 1 – First-time adoption of International Financial Reporting Standards requires issuers to present comparative financial statements for the period immediately preceding the year ending December 31, 2005, ESFG’s consolidated financial statements for the year ended December 31, 2004 will be restated under IFRS.

The adoption of IFRS involved considerable changes to the PABS and PAIS which establish the Portuguese GAAP presently used by the ESFG Group in the preparation of its consolidated financial statements until December 31, 2004.

The following information has been prepared in accordance with the IFRS standards which are applicable at the current date and does not entail all the financial information that should be disclosed in the financial statements as

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at December 31, 2005. Neither does it consider any accounting impacts that may result from changes that may occur in the accounting standards by December 31, 2005. IAS 32, IAS 39 and IFRS 4, as applicable, were adopted by BES, Tranquilidade, ES Seguros and Tranquilidade-Vida on January 1, 2005, as permitted by IFRS 1. The other standards, which have lesser impact, were adopted on January 1, 2004. Moreover, the figures presented have not been audited or reviewed by our external auditors.

Therefore the figures presented should be considered provisional and reflect the best current estimate of the standards that will be in place as at December 31, 2005.

Main differences identified

The following is a brief summary of the main differences identified between the accounting policies used by the ESFG Group on the basis of the PABS and PAIS – and IFRS, which impacted the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”.

(A)	Securities

Banking subsidiaries (PABS)

In accordance with the PABS rules, investment securities available for sale are valued at the lower of cost or market value. Any unrealised losses are fully provided for and charged to the statement of income and unrealised gains are not recognised. In the case of reversals of unrealised losses provided for, both for shares or fixed-income securities, the provisions are written-back to the statement of income.

Equity holdings of a strategic nature that are not consolidated or accounted for under the equity method, i.e., in principle, those where the percentage held is less than 20 per cent, were under PABS recorded at cost and the related unrealised losses determined at balance sheet date, based on the average market price of the last six months, were provided for over a period of five to ten years, as set forth in Bank of Portugal Regulation no. 4/2002. Unrealised gains were not recognised.

Insurance subsidiaries (PAIS)

Debt securities held by insurance subsidiaries were classified as available for sale and for PAIS purposes were carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual was made based on nominal value and on the applicable interest rate for the period. Premium or discount was accrued over the period to maturity against the statement of income using the straight line method.

The equity securities portfolio, also classified as available for sale, under Portuguese GAAP was valued at the balance sheet date, at market value. Unrealised gains and losses resulting from the difference between the book value and market value, at the balance sheet date, were recorded in shareholders’ equity under “Regulatory revaluation reserve”. Any losses not covered by the reserve were charged to the statement of income.

Under IFRS, investment securities available for sale are marked to market and unrealised gains or losses are recognised in equity under reserves, except if an impairment loss is determined, in which case they are taken to the statement of income. Impairment losses are reversed against the statement of income, except for equity securities, in which case the reversal is recorded against equity. Equity holdings of a strategic nature are classified as securities available for sale.

IFRS allows for certain securities to be designated at fair value through the statement of income.

As at January 1, 2005, the effect of the recognition of the unrealised gains and losses on securities, net of deferred taxes, was an increase in shareholders equity attributable to the shareholders of ESFG amounting to Euro 11.6 million. These unrealised gains and losses include the foreign exchange differences that under PABS were recognised under other assets.

(B)	Retirement pensions and other employee benefits

Banking subsidiaries (PABS)

Bearing in mind that the date of transition to the IFRS was January 1, 2004, on December 31, 2003 and 2004, ESFG’s Portuguese subsidiaries decided to change the actuarial assumptions so as to converge with the IAS 19 requirements.

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Since Regulation no. 12/2001, applicable by the Portuguese banks in the recognition of their pension liabilities, already allowed actuarial gains and losses to be deferred under the corridor method, the more significant differences that were found in retirement pensions concerned early retirements for disability and health benefits.

In accordance with Bank of Portugal rules, restructuring costs with early retirements were amortised over a 10-year period. Under the IFRS they are fully recognised in the year when the retirements occur.

As regards health benefits granted to the employees reaching retirement age, it has been the practice in the market to recognise such benefits in the statement of income in the year when they were paid. The adoption of IAS 19 implies that the liabilities incurred with such benefits are recognised based on actuarial valuations at balance sheet date.

Insurance subsidiaries (PAIS)

Insurance subsidiaries accounted for pensions in accordance with the rules of PAIS which required that any increase in vested benefits, including actuarial gains and losses were recognised in the statement of income when incurred. For IFRS, the corridor method was used.

As at January 1, 2005, the effect of the adoption of IAS 19, net of deferred taxes, was a decrease in shareholders equity attributable to the shareholders of ESFG amounting to Euro 67.3 million.

(C)	Insurance reserves

Equalisation reserve

Under PAIS, an equalisation reserve was set up for lines of business that were characterised by greater uncertainty regarding the evolution of claims. IFRS 4 prohibits provisions for possible claims that are not in existence at the reporting date.

Liability adequacy test

In accordance with IFRS 4, at each reporting date, the insurance companies shall assess whether their recognised insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts. Under PAIS, the above mentioned procedure was only applicable to the non-life business.

As at January 1, 2005, the effect of the adoption of IFRS 4, net of deferred taxes, was a decrease in shareholders equity attributable to the shareholders of ESFG amounting to Euro 3.8 million.

(D)	Consolidation of Special Purpose Entities (SPEs)

According to PABS, assets, loans and securities assigned by ESFG’s Portuguese banking subsidiaries under securitisation transactions were derecognised providing that they met the conditions for sales recognition. Securities purchased within the scope of such transactions were recognised as investment securities and provided for in accordance with the rules set forth in Bank of Portugal Regulation no. 27/2000.

Under IAS 39, assets are only derecognised after ESFG’s banking subsidiaries have lost control over the contractual rights underlying such assets, although IFRS 1 establishes that on transition local rules will apply to the operations carried out up to January 1, 2004.

Moreover, all SPEs with which the ESFG Group establishes relations must be analysed under the light of the consolidation rules applicable to such entities (and expressed in SIC 12), including those which may have been set up within the scope of the securitisation transactions carried out.

As at January 1, 2005, the impact of the consolidation of the SPEs with which the ESFG Group had established such relations was a decrease in shareholders equity attributable to the shareholders of ESFG amounting to Euro 40.5 million. Also the consolidation of these entities implied a decrease in assets and in liabilities amounting to Euro 1,947.0 million and Euro 1,825.0 million, respectively.

(E)	Treasury stock and bonuses

BES and its subsidiaries have established a SIBA. This incentive scheme consists of the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement financed by itself. The employees have to hold the shares for a minimum of two or four years after which they can sell in the market. Under the scheme the employees have the option to sell back the shares to BES at acquisition price. The employees eligible to benefit from the SIBA are the members of the Executive Committee and BES active

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workers, the employees and executive board members of the BES Group. The directors of BES, based on a proposal submitted by the Executive Committee, selects the potential beneficiaries and determines the quantity of shares to be made available to each of them. When the decision involves a member of the Executive Committee, it will be taken by the Remuneration Committee.

According to PABS, shares underlying the SIBA plan were accounted for by the banking subsidiaries as an asset. In accordance with IFRS these shares were reclassified, by these subsidiaries, as treasury shares.

Bonuses were accounted for under PABS and PAIS as a deduction from equity in the year they were paid as they were considered to be a transfer of the rights to the dividends from the shareholders to the employees. Under IFRS these bonuses are taken to income in the year to which they relate.

As at January 1, 2005, the impact of the adoption of IFRS in relation to the shares underlying the SIBA plan and to the bonuses was a decrease in shareholders equity attributable to the shareholders of ESFG amounting to Euro 31.3 million.

(F)	Preference shares

According to PABS, preference shares issued by subsidiaries were classified under minority interest and the accrual of the dividends was deducted from the net income under minority interest.

Under IFRS, as the option for redemption is within the control of the issuer and dividends are only payable if and when declared by the board of directors, these preference shares are considered permanent equity of the issuer, a subsidiary of ESFG. Moreover, under IFRS no accrual for the dividends is made as no dividends were declared at the balance sheet date.

On a consolidated basis, preference shares are still classified as minority interest as they represent equity of a subsidiary attributable to third parties.

As at January 1, 2005, the impact of the adoption of IAS 32 in relation to the preference shares was an increase in shareholders equity attributable to the shareholders of ESFG amounting to Euro 5.6 million.

(G)	General banking risk provision

Under PABS, the ESFG Group allocated to the general banking risk provision an amount of Euro 140.7 million which aimed to face non-specific unidentified banking risks inherit to the ESFG Group activity and therefore was determined by cautious criteria defined by management.

As at January 1, 2005, under IFRS, this provision was reversed. The impact of the reversion of this provision was an increase in shareholders equity attributable to the shareholders of ESFG amounting to Euro 49.9 million.

(H)	Property and equipment

Under PAIS, real estate held by insurance subsidiaries, for own use and investment purposes, are valued at their market value which is defined as the value on the date of the latest valuation of each property, performed at least in the last five years, in accordance with the methods recognised by the Portuguese Insurance Institute. Real estate held by insurance subsidiaries is not depreciated.

Under IFRS 1, insurance subsidiaries elected to use the fair value at transition date as the deemed cost of their real estate. The fair value is defined to be the value on the transition date, 1 January 2004.

Additionally, in accordance with IAS 16, real estate for own use is amortised over its estimated useful life.

The impact of the use of the fair value as deemed cost net of depreciation and deferred tax was an increase in shareholders equity attributable to the shareholders of ESFG amounting to Euro 2.0 million.

(I)	Intangibles

In accordance with PABS and PAIS, internally developed software is capitalised and amortised over a three year period.

In accordance with IAS 38, internally developed software can only be capitalised if (i) it generates future economic benefits and (ii) the cost can be determined reliably.

The cost that can be capitalised as part of an internally generated intangible assets are identified under IAS 38 and excludes expenditure incurred to restore or maintain the level of future benefits.

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As at January 1, 2005, the impact of the adoption of IAS 38, net of deferred taxes, was a decrease in shareholders equity attributable to the shareholders of ESFG amounting to Euro 12.9 million.

(J)	Loan portfolio impairment

In accordance with PABS, provisions for loans and advances to customers were set up in accordance with Bank of Portugal Regulations nos. 3/95, 2/99 and 8/03. The Bank of Portugal rules on the setting up of provisions had therefore, an essentially regulatory nature. At the same time, this supervisory authority has established the obligation of banks to submit, twice a year, a report analysing economic provisions to cover the specific risk in the loans portfolio. In the application of the Bank of Portugal regulations, in the calculation of loan losses provisions there was an overriding requirement that the provision should be sufficient to cover the credit risk. However there was no requirement to apply the discounted value of the loan to determine the value of the impairment.

Under IAS 39, the loans portfolio is valued at amortised cost and subject to impairment tests (performing and non performing portfolios). Impairment losses are determined as the difference between the carrying amount of the loan and the present value of future expected cash flows, discounted at the loan’s original effective interest rate. This method considers two main aspects: i) the recoverable amount based on an economic analysis of the portfolio; ii) the present value of expected cash flows at the original effective interest rate.

As at January 1, 2005, the impact of the adoption of IAS 39 which is basically the result of the application of the discounted cash flow method in the calculation of the loan portfolio impairment losses, net of deferred taxes, was a decrease in shareholders equity attributable to the shareholders of ESFG amounting to Euro 4.9 million.

(K)	Deferred taxes

According to PABS, deferred tax assets could not be recognised. The IAS 12 permits the recognition of deferred tax assets, providing it is probable that tax profits will be available to absorb deductible temporary differences (including tax losses).

According to PAIS, insurance subsidiaries already recognised deferred tax assets.

Therefore, the application of IAS 12 by the banking subsidiaries implied the recognition of the total deferred tax asset calculated on the differences between the tax balance sheet and IFRS balance sheet as at January 1, 2005. For the insurance subsidiaries, the impact under IAS 12, reflects mainly the tax effect of the IFRS adjustments.

The adoption of IAS 12 implied the recognition of an additional deferred tax asset (net) amounting to Euro 121.1 million.

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Presented below are the effects of adopting IFRS on ESFG’s consolidated shareholders’ equity as of January 1, 2005 and on ESFG’s consolidated net income for the period ended December 31, 2004:

January 1, 2005

(In millions of Euro)

Shareholders’ equity under Portuguese GAAP	129.7
Investment securities	11.6
Retirement pensions and other employee benefits	(67.3)
Insurance reserves	(3.8)
Consolidation of Special Purpose Entities	(40.5)
Treasury stock and bonuses	(31.3)
Preference shares	5.6
General banking risk provision	49.9
Property and equipment	2.0
Intangibles	(12.9)
Loan portfolio impairment	(4.9)
Others	4.3

Shareholders’ equity under IFRS	42.4

Period ended December 31, 2004
(In millions of Euro)

Net income under Portuguese GAAP	52.7
Retirement pensions and other employee benefits	(16.5)
Insurance reserves	(0.5)
Consolidation of Special Purpose Entities	(25.2)
Stock option and bonuses	(14.1)
General banking risk provision	11.6
Property and equipment	1.2
Intangibles	6.2
Others	0.2

Net income under IFRS	15.6

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DETAILS OF THE OFFER

The Offer

The number of New Shares to be issued by ESFG in the Offer was determined upon the allocation of New Shares in the Offer.

The Offer will be fully underwritten by the Underwriters in accordance with the terms of the Placing Agreement (further details of which are set out under “Placing Agreement” in paragraph 6.1 of “Additional Information”).

New Shares are being made available to institutional investors in Luxembourg, Portugal, the United Kingdom and elsewhere. Certain restrictions on the offer and sale of the Shares and the distribution of this document in these jurisdictions and elsewhere are described under “Securities laws” in paragraph 7 of “Additional Information”.

The New Shares have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in transactions exempt from the registration requirements of the Securities Act. Each Underwriter has agreed that, except as permitted by the Placing Agreement, it will not offer or sell the New Shares, (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the Offer and Admission, within the United States or to, or for the account or benefit of, US persons, and it will have sent to each dealer to which it sells New Shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the New Shares in the United States or to, or for the account or benefit of, US persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the Offer, an offer or sales of New Shares within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

Allocation and pricing

The New Shares allocated under the Offer have been fully underwritten by the Underwriters in accordance with the terms of the Placing Agreement (further details of which are described under “Placing Agreement” in paragraph 6.1 of “Additional Information”). Allocations were determined at the absolute discretion of the Joint Global Co-ordinators following consultation with ESFG after indications of interest from prospective investors had been received.

All New Shares issued pursuant to the Offer will be issued at the Offer Price. The Offer Price and the number of New Shares allocated under the Offer were announced on July 14, 2005 in announcements issued by ESFG simultaneously through the Luxembourg Stock Exchange, London Stock Exchange, Euronext Lisbon and the New York Stock Exchange.

Until Admission, ESFG and the Joint Global Co-ordinators will be entitled to jointly agree to withdraw the Offer without prior consultation with prospective investors and will not be obliged to proceed with the Offer, in which case Admission will not occur.

The Joint Global Coordinators solicited indications of interest in acquiring New Shares under the Offer from prospective institutional investors. Such investors were required to specify the number of New Shares they would be prepared to acquire at the Offer Price (subject to it being determined). This process commenced on July 4, 2005 and was completed on July 13, 2005.

The Offer Price was determined by the Joint Global Co-ordinators with the agreement of ESFG. A number of factors were considered in deciding the Offer Price and the bases of allocation under the Offer, including the level and the nature of the demand for Shares and the objective of encouraging the development of an orderly aftermarket in the Shares. The Joint Global Co-ordinators established the Offer Price at a level determined in accordance with these arrangements, taking into account indications of interest received (whether before or after the times and/or dates stated) from persons (including market-makers and fund managers) connected with the Underwriters.

The New Shares made available pursuant to the Offer will, on Admission, rank pari passu in all respects with all existing Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission.

According to ESFG’s Statuts and in compliance with the Luxembourg Companies Act, the Directors have the authority, by board resolution, which they have exercised in the context of the issue of the New Shares, to limit or

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cancel ESFG’s current shareholders’ preferential subscription right to subscribe for the New Shares. The ESFG Directors sought authority to limit or cancel ESFG’s shareholders’ preferential subscription right to subscribe for the Shares in order to enable ESFG to increase its shareholder base and also to give ESFG greater flexibility in its capital raising.

Over-allocation and stabilisation

In connection with the Offer, the Stabilising Manager (or any of its agents or any other person acting for the Stabilising Manager) may over-allot or effect other transactions which stabilise or maintain the market price of the Shares at a level higher than that which might otherwise prevail in the open market. Such transactions may commence on or after the date of announcement of the Offer Price and will end no later than 30 days after that date. Such transactions may be effected on any securities market, over-the counter market, stock exchange or otherwise. However, there is no obligation on the Stabilising Manager to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time.

In connection with the Offer, ESFG has agreed with the Stabilising Manager that New Shares may be over-allotted for stabilisation purposes and has granted to the Stabilising Manager the Over-Allotment Option pursuant to which the Stabilising Manager may subscribe, or procure subscribers for, up to 920,764 additional New Shares, for the purposes of allowing it to cover short positions arising from such over-allotments and stabilising transactions. The Over-Allotment Option may be exercised in whole or in part at any time during the period commencing on the date of announcment of the Offer Price and ending 30 days after that date.

Admission to trading and dealing arrangements

The Offer is subject to the satisfaction of conditions contained in the Placing Agreement, including the representations and warranties contained in the Placing Agreement being true and accurate in all material respects on the date of Admission, and Admission occurring on or before July 19, 2005 (or such other date as ESFG and the Joint Global Coordinators may agree (not being later than July 31, 2005)). Further details of the Placing Agreement are set out under “Placing Agreement” in paragraph 6.1 of “Additional Information”.

On the date of this document, 47,908,555 of the Shares are admitted to listing and trading on the Luxembourg Stock Exchange and Euronext Lisbon and are admitted to the Official List and to trading on the London Stock Exchange’s market for listed securities. As at June 30, 2005, ADSs representing an aggregate of 23,994,009 Shares (or approximately 50.08 per cent. of the total number of outstanding Shares at such date) are listed on the New York Stock Exchange. Since June 1994, the principal trading market for the Shares, represented by ADSs, has been the New York Stock Exchange. ESFG is currently reviewing whether to maintain its listing of its ADSs on the New York Stock Exchange due to the cost of maintaining such a listing.

Due to the limited nature of the public trading market in Luxembourg and the ESFG Group’s market-making activities, share prices quoted on the Luxembourg Stock Exchange are not necessarily indicative of the trading value of such Shares in an active public trading market.

The Shares are not actively traded on the London Stock Exchange.

It is expected that Admission will become effective and that dealings in the Shares will commence on the Luxembourg Stock Exchange on July 19, 2005. It is also expected that admission to listing and trading of the New Shares on Euronext Lisbon and admission to the Official List and to trading of the New Shares on the London Stock Exchange’s market for listed securities will become effective on or shortly after July 19, 2005.

Settlement

Transactions in the Shares are settled through a system of delivery against payment operated by Euroclear and Clearstream International. This system settles transactions through electronic book-entry changes in the accounts of its participants. It thereby ensures that sellers receive cash when delivering shares and that buyers receive corresponding shares when making payment into the system, and eliminates the need for physical delivery of shares. Non-participants of the system may hold and transfer book-entry interests in the Shares through an account held either directly or through one or more intermediaries with a Euroclear or Clearstream International.

Underwriting arrangements

ESFG and the Underwriters have entered into the Placing Agreement pursuant to which the Underwriters agreed, subject to certain conditions, to procure subscribers or, failing which, themselves subscribe for the New Shares which are to be issued pursuant to the Offer. All such subscriptions will be at the Offer Price.

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The Placing Agreement contains a provision entitling the Joint Global Co-ordinators to terminate the Offer (and the arrangements associated with it) at any time prior to Admission in certain circumstances.

The Placing Agreement provides for Lehman Brothers (on behalf of itself and Espírito Santo Investment) to be paid commissions in respect of the New Shares to be issued and sold pursuant to the Offer. Any commissions received by Lehman Brothers (on behalf of itself and Espírito Santo Investment) may be retained, and any New Shares acquired by the Underwriters may be retained, or dealt in, by them for their own benefit.

Further details of the terms of the Placing Agreement are set out in paragraph 6.1 of “Additional Information”.

Lock-up arrangements

Pursuant to lock-up deeds, each of Espírito Santo International S.A. and Espírito Santo Irmãos SGPS, S.A. has undertaken to the Joint Global Co-ordinators that, subject to certain limited exceptions, for a period of 90 days from the date of the announcement of the Offer Price, it will not, and will procure, so far as it has the power to do so, that none of its subsidiaries will, without the prior written consent of the Underwriters (such consent not to be unreasonably withheld or delayed) (i) offer, or publicly announce any intention to offer, pledge, sell, contract or sell, sell any option or contract to sell any option, grant any option, right or warrant to purchase, or otherwise transfer, assign or dispose of directly or indirectly, any Shares or ADSs or any securities convertible into, or exercisable or exchangeable for, Shares or ADSs or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or ADSs.

Transfer restrictions

This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, New Shares to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The New Shares have not been and will not be registered under the Securities Act or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The New Shares are being offered and sold only outside the United States to non-US persons in offshore transactions in reliance on Regulation S under the Securities Act. The New Shares may not be offered or sold in the United States or to US persons absent an exemption from the applicable registration requirements of the Securities Act and, subject to certain exceptions, may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of any national, resident or citizen of Australia, Canada or Japan. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Each subscriber will be deemed to have represented and agreed that ESFG, the Underwriters, their respective affiliates and others will rely upon the truth and accuracy of such subscriber’s representations and agreements, and to consent to ESFG giving instructions to any registrar of the New Shares in order to implement the restrictions on transfer described in this document. Each subscriber will also be deemed to have represented that, if it is acquiring the New Shares as a fiduciary or agent for one or more other investor accounts, with respect to each such account it has sole investment discretion and it has full power to make such acknowledgements, representations and agreements on behalf of such account.

Each subscriber of the New Shares offered hereby in reliance on Regulation S will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Regulation S are used in this document as defined in Regulation S):

(a)	the subscriber is outside the United States and is not a US person;

(b)
the subscriber is aware that the New Shares have not been and will not be registered under the Securities Act and that the New Shares are being offered only to non-US persons outside the United States in reliance on Regulation S;

(c)
the subscriber acknowledges and agrees that the New Shares may not be resold in the United States or to US persons absent an applicable exemption from the registration requirements of the Securities Act; and

(d)
for a period of 40 days from the later of the commencement of the Offer and Admission, the subscriber will not resell or otherwise transfer the New Shares except outside the United States to non-US persons in compliance with Rule 903 or 904 under the Securities Act.

For a description of certain further restrictions on the offer and sale of the New Shares and the distribution of this document, see “Securities laws” in to paragraph 7 of “Additional Information”.

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ADDITIONAL INFORMATION

1.	ESFG

Espírito Santo Financial Group S.A. is a limited liability company (société anonyme) incorporated under Luxembourg law on November 28, 1984 for an unlimited duration. The registered office and principal place of business of ESFG is located at 231, Val des Bons-Malades, L-2121 Luxembourg-Kirchberg, Luxembourg, and its telephone number is (+ 352) 437-227. ESFG is registered with the Luxembourg Register of Commerce and Companies under number B-22.232.

2.	Share capital

2.1             Immediately prior to the publication of this document, the authorised share capital of ESFG was 1 billion Euro, comprising 100 million Shares, of which 47,908,555 Shares were issued (all of which were fully paid or credited as fully paid).

2.2             The Board is authorised by its Statuts for a period expiring on 20 August 2007, by board resolution, to issue new Shares, in one or several transactions, up to an amount equal to the authorised share capital of ESFG, without reserving a preferential subscription right to existing shareholders, at such price (including any share issue premium) as is determined by the Board.

2.3             As from July 8, 2005, ESFG may issue Shares in bearer or registered form at the option of the shareholders. Title to bearer shares will be evidenced by single share certificates or multiple share certificates which shareholders shall receive from ESFG. Holders of Shares will be able, at any time to request ESFG to exchange, at no cost, their bearer Shares for registered Shares and vice-versa. For purposes of clearance through Clearstream, Luxembourg and Euroclear, Shares issued in bearer form and registered form have separate Common Code and International Securities Identification (“ISIN”) numbers, but are fully fungible. See paragraph 16.2 below.

2.4             Title to bearer shares is evidenced by a bearer share certificate or a multiple bearer share certificate. The name and address of the holder of registered Shares shall be entered in the share register held by ESFG and ESFG shall, if so specifically requested by the holder of registered Shares, deliver a registered share certificate or a multiple registered share certificate in the name of the holder of the registered Shares.

2.5             There are no shares or participating units not representing capital in ESFG.

2.6             ESFG has the following convertible bond issues outstanding:

(a)          Euro 200 million 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 12, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the bonds (and the holders of the interest coupons appertaining to the bonds). Unless previously redeemed or purchased, each bond is convertible at any time, at the option of the holder, from December 24, 2001 to November 6, 2006 into Shares at an initial conversion price of Euro 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the bonds have been converted to date.

(b)          Euro 110 million 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated February 7, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the bonds (and the holders of the interest coupons appertaining to the bonds). Unless previously redeemed or purchased, each bond is convertible, at the option of the holder, on or after March 19, 2002 into Shares at an initial conversion price of Euro 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90 per cent. of their principal amount. None of the bonds have been converted to date.

2.7             There have been no changes to the authorised or issued share capital of ESFG in the period commencing on January 1, 2002 and ending immediately prior to the publication of this document.

3.	Articles of Association

The following information is a summary of ESFG’s Articles of Association (Statuts) and of Luxembourg law applicable to the Shares. Prospective investors should read in full the Statuts, which are filed with the Luxembourg Register of Commerce and Companies, and not just rely on the summary provided below.

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3.1	Objects and corporate purpose

3.1.1         The corporate objects of ESFG are set out in Article 3 of its Statuts and are as follows: (i) the acquisition, holding and disposal of participations directly or indirectly, in any form whatsoever, in Luxembourg companies and/or foreign companies or other entities; (ii) the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes or other securities or any kind of instrument and contracts thereon or relative thereto; (iii) the direct and/or indirect financing of Luxembourg companies and/or foreign companies or other entities in which ESFG holds a participation or which are members of its group, and (iv) the ownership, administration, development and management of ESFG’s portfolio holdings.

3.1.2         The Statuts also provide that ESFG may (i) grant any direct and/or indirect financial assistance whatsoever to the companies and/or enterprises in which it holds a participation or which are members of its group, in particular by granting loans, facilities or guarantees in any form and for any term whatsoever and provide them any advice and assistance in any form whatsoever (ii) carry out any transactions, whether commercial or financial, which are directly or indirectly connected with its objects at the exclusion of any banking activity, and (ii) in general, carry out any operation which ESFG may deem useful or necessary in the accomplishment and the development of its corporate purpose.

3.2	Members of administrative, managerial and supervisory bodies

3.2.1	Board of Directors

ESFG shall be managed by a Board of Directors composed of at least three members. The Board shall be elected by resolution of the shareholders at a general meeting for a maximum period of six years and may be re-elected. Directors shall not be required to hold any shares in the capital of ESFG by way of qualification.

In the event of one or more vacancies in the office of Director, the remaining Directors may elect a director to fill such a vacancy, in which case the election shall be ratified by the shareholders at the next general meeting.

The Board is vested with the powers to perform all acts necessary or desirable to accomplish ESFG’s objects. The Board may delegate the daily management of ESFG and representation of ESFG within such daily management to one or more directors, officers, executives, employees or other agents who may, but need not be, shareholders, delegate special powers or proxies, or entrust determined permanent or temporary functions to persons or agents chosen by it. Delegation of daily management to a member of the Board is subject to previous authorisation by the shareholders at a general meeting.

ESFG will be bound by: (i) the joint signatures of any two directors, or (ii) by sole signature of the person to whom the daily management of ESFG has been delegated, but within the limits of such daily management, or (iii) by the signatures of any persons to whom a special signatory power has been delegated by the Board, but only within the limits of such power.

The Board shall choose from among its members a chairman, who shall call meetings of the Board. The Board may appoint a secretary, who need not be a Director. A meeting of the Board must be convened if any two directors so require. Quorum for a meeting of the Board is a majority of Directors presented or represented and Board resolutions are approved by a majority of the Directors present or represented.

3.2.2	Auditor

The supervision of the operations of ESFG is entrusted to one or more auditors, who need not be shareholders and shall be elected by a resolution of the shareholders. The auditors shall remain in office for a period of six years and are eligible for re-election.

3.3	Share rights

3.3.1	Authorised and issued share capital

The Board is authorised to issue shares in one or several tranches within the limits of the authorised share capital. These shares shall be issued on such terms and conditions that the Board shall approve and at such price including such issue premium as it may decide.

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The Board is authorised to cancel or limit the preferential subscription right in case of an increase of capital within the limits of the authorised capital. Such authorisation is valid up to and including August 20, 2007 and may be renewed for further periods of up to five years.

3.3.2	Repurchase of shares

ESFG may repurchase its own shares subject to the conditions provided for by Article 492 of, and in accordance with the Luxembourg Companies Act. Such Article limits ESFG’s ability to repurchase its own shares to 10 per cent. of the share capital from time to time issued and outstanding. Any repurchase of shares is conditional upon (i) the prior authorisation given by the shareholders, (ii) such repurchase only relating to fully paid-up shares and (iii) such repurchase not resulting in the value of ESFG’s net assets falling below an amount lower than an amount corresponding to ESFG’s issued and outstanding share capital increased by the legal reserve and any statutory reserves ESFG is not permitted to distribute.

3.3.3	Voting rights

Subject to any rights or restrictions attached to any shares, every member present in person or by proxy at any general meeting shall have one vote for every share of which he is holder.

3.3.4	Dividends

Pursuant to Luxembourg law, dividends are payable out of ESFG’s statutory reported profits and free reserves. Since 1985 (with the exception of 2003), the Board has proposed dividends each year, ESFG’s shareholders have approved the proposed dividends at the respective annual general meeting and ESFG has paid dividends to eligible shareholders. The Statuts do not contain any fixed date on which any dividend entitlement arises. Duly declared unpaid dividends forfeit in favour of ESFG after a period of five years.

There are currently no Luxembourg laws, regulations or foreign exchange control restrictions on the export or import of capital or on the remittance of dividends to non-resident holders of ESFG’s securities.

3.4	Variation of rights

A change of the rights of holders of shares requires the approval given by the shareholders at an extraordinary general meeting of shareholders in accordance with the requirement described in paragraph 3.5.2 below. Additional payments on issued and outstanding shares may only be imposed on shareholders with the unanimous consent of all the shareholders.

3.5	Shareholders’ meetings

3.5.1	Annual general meeting

The date and place of the annual general meeting of shareholders is announced at 12:00 p.m. on the last Friday of May of each year. Notice may be waived if all of the shareholders are present or represented at a shareholders’ meeting and if they state they have been informed of the agenda of the meeting.

3.5.2	Other general meetings

A general meeting of shareholders may be convened by the Board or the statutory auditors, or if holders of at least one fifth of the share capital of ESFG so request. A quorum shall constitute holders of fifty per cent. of ESFG’s share capital present or by proxy on a first call. In a second call, there is no quorum requirement.

3.5.3	Procedure; Voting rights

A shareholder may appoint (in writing or by cable or telegram or telex or telefax) as his proxy another person, who need not be a shareholder, to represent him at a shareholder’s meeting.

Resolutions require the affirmative vote of a majority of those shareholders present or represented by proxy and entitled to vote at the meeting except that in the case of an extraordinary general meeting the purpose of which is to change the Statuts, such resolutions will require the affirmative vote of two thirds of those shareholders present or represented by proxy and entitled to vote at the meeting.

The Board may determine all other conditions that must be fulfilled in order to take part in a shareholders’ meeting.

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3.6	Restrictions on change of control

The Luxembourg Companies Act does not contain any provision that would have an effect of delaying, deferring or preventing a change in control of ESFG. In the case of a hostile takeover bid for ESFG, the Statuts would permit the Directors to issue new Shares within the limits of the authorised share capital permitting existing shareholders or new investors of the Directors’ choice to increase their shareholding (and voting interest) in ESFG or to become new shareholders of ESFG. This action could constitute a possible defence to a hostile takeover bid.

3.7	Disclosure of share ownership

The Luxembourg law of December 4, 1992 requires the disclosure of ownership threshold and any change to ownership threshold of 10 per cent., 20 per cent., 33.33 per cent. 50 per cent. and 66.66 per cent. of the voting rights. Disclosure is made in a notification to ESFG and to the Luxembourg Financial Market Supervisory Authority within seven days of the event triggering the application of the disclosure obligation.

3.8	Changes in capital

The share capital of ESFG may be increased or reduced from time to time by an amendment to the Statuts of ESFG by means of a shareholder’s resolution. The Statuts provide that the quorum and majority requirements for passing a resolution to that effect are those required by the Luxembourg Companies Act.

4.	Directors and members of Senior Management

4.1	Functions

Details of the Directors and members of Senior Management and their functions are set out under “Directors, Senior Management and Employees”.

4.2	Current and past directorships

The Directors’ and members of Senior Management’s current and past external memberships of administrative, management or supervisory bodies and partnerships within the last five years, if any, are as follows:

Directorships and partnerships
Name	Position	within the last five years	Current directorships and partnerships

Ricardo Espírito Santo Silva Salgado	Director	Espírito Santo International, S.A.
Club Mediterranée, S.A.
Euronext NV SGMR, S.A.
Banco Bradesco, S.A.
E.S. Control Holding, S.A.
Espirito Santo Resources Limited
Casa dos Pórticos-Sociedade de Administração de Bens, S.A.	Espírito Santo International, S.A.
Club Mediterranée, S.A.
Euronext NV SGMR, S.A.
Banco Bradesco, S.A.
E.S. Control Holding, S.A.
Espirito Santo Resources Limited
Casa dos Pórticos-Sociedade de Administração de Bens, S.A.
José Manuel Pinheiro Espírito Santo Silva	Director	E.S. Control Holding, S.A.
Espírito Santo International, S.A.
Espírito Santo Resources Limited
Espírito Santo Services, S.A.
Sociedade Imobiliária e Turística da Quinta do Perú
E.S. Holding – Administração e Participações, S.A.
Espírito Santo Agriculture and Development Limited
Espírito Santo BVI Participation Limited
Espírito Santo Control (BVI), S.A.
Espírito Santo Enterprises, S.A.
Espírito Santo Industrial (BVI), S.A.
Espírito Santo International (BVI), S.A.
Espírito Santo International Panama, S.A.
Espírito Santo Property (BVI), S.A.
Gespetro – Sociedade Gestora de Participações Sociais, S.A.
Parfil – Sociedade de Gestão de Participações Financeiras SGPS, LDA
		Quinta dos Cónegos – Sociedade Imobiliària, S.A.	E.S. Control Holding, S.A. Espírito Santo International, S.A. Espírito Santo Resources Limited Espírito Santo Services, S.A. Sociedade Imobiliária e Turística da Quinta do Perú

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Directorships and partnerships
Name	Position	within the last five years	Current directorships and partnerships

Antonio Luís Roquette Ricciardi	Director	Espírito Santo Resources Ltd.
Espírito Santo International, S.A.
Control Developments Ltd.
E.S. Control Holding, S.A.
Espírito Santo International (BVI), S.A.
Espírito Santo Tourism (Europe) S.A.
Espírito Santo Industrial (BVI), S.A.
Espírito Santo Property (BVI), S.A.
Espírito Santo Tourism Ltd.
Espírito Santo Services, S.A.
E.S. Control (BVI), S.A.
Espírito Santo Industrial Portugal, – Sociedade Gestora de Participaçoes Sociais, S.A.
Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial, S.A.
Esfint Holding, S.A.	Espírito Santo Resources Ltd.
Espírito Santo International, S.A.
Control Developments Ltd.
E.S. Control Holding, S.A.
Espírito Santo International (BVI), S.A.
Espírito Santo Tourism (Europe) S.A.
Espírito Santo Industrial (BVI), S.A.
Espírito Santo Property (BVI), S.A.
Espírito Santo Tourism Ltd.
Espírito Santo Services, S.A.
Mário Mosqueira do Amaral	Director	Campos e Amaral S.A.
Milagres Investimentos Imobiliários, S.A.
Amaral e Pinto, S.A.
Banque Marocaine du Commerce Exterieur
E.S. Control Holding, S.A.
Espírito Santo International, S.A.
Espírito Santo Services, S.A.
Espírito Santo Resources Limited
Espírito Santo Empresa de Prestação de Serviços, S.A.
Gespetro SGPS	Amaral e Pinto, S.A.
Banque Marocaine du Commerce Exterieur
E.S. Control Holding, S.A.
Espírito Santo International, S.A.
Espírito Santo Services, S.A.
Espírito Santo Resources Limited
Espírito Santo Empresa de Prestação de Serviços, S.A.
Gespetro SGPS
Patrick Monteiro de Barros	Director	Portugal Telecom S.A. Argus Resources (UK) Ltd. Espírito Santo Resources Ltd. Espírito Santo International, S.A. Fundação Monteiro de Barros, S.A. Intertel Investments Ltd.	Portugal Telecom S.A. Argus Resources (UK) Ltd. Espírito Santo Resources Ltd. Espírito Santo International, S.A. Fundação Monteiro de Barros, S.A. Intertel Investments Ltd.
Tiberto Ruy Brandolini d’Adda	Director	Giovanni Agnelli & Co EXOR Group Ltd. Ifil S.p.A. Fiat S.p.A. Vittoria Assicurazioni S.p.A. Exint Srl Worms & Cie	Giovanni Agnelli & Co EXOR Group Ltd. Ifil S.p.A. Fiat S.p.A. Vittoria Assicurazioni S.p.A. Exint Srl Sequana Capital (ex Worms & Cie)
Manuel Fernando de Moniz Galvão Espírito Santo Silva	Director	Espírito Santo International, S.A.
Euroamerican Finance Corp. Ltd.
The Atlantic Company Ltd.
Herdade Do Reduengo – Exploracao de Propriedades, S.A.
Espírito Santo Resources Ltd.
Espírito Santo Hoteis S.G.P.S., S.A.
E.S. Control Holding, S.A.
Sociedade de Investimentos Imobiliarios SODIM, S.A.
Hoteis Tivoli, S.A.
Espírito Santo Golfes S.A.
Espírito Santo Health & SPA, SA
Espírito Santo.com Ltd.
Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial, S.A.
Espírito Santo Tourism (Europe) S.A.
Control Developments Ltd.
Espírito Santo Enterprises S.A.
Espírito Santo Industrial (BVI) S.A.
Espírito Santo International (BVI) S.A.
Espírito Santo Property Holding S.A.
Espírito Santo Services, S.A.
GES Finance Ltd.
Espírito Santo Tourism Ltd.
Espírito Santo Industrial – Sociedade Gestora de Participaçoes Sociais, S.A.
TELEPRI – Telecomunicacoes Privadas, SGPS, S.A.
E.S. Control (BVI), S.A.
Espírito Santo Tourism.com Ltd.
Spread.com S.A.
Espírito Santo Property (BVI) S.A.	Espírito Santo International, S.A.
Euroamerican Finance Corp. Ltd.
The Atlantic Company Ltd.
Herdade Do Reduengo – Exploracao de Propriedades, S.A.
Espírito Santo Resources Ltd.
Espírito Santo Hoteis S.G.P.S., S.A.
E.S. Control Holding, S.A.
Sociedade de Investimentos Imobiliarios SODIM, S.A.
Hoteis Tivoli, S.A.
Espírito Santo Golfes S.A.
Espírito Santo Health & SPA, SA
Espírito Santo.com Ltd.
Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial, S.A.
Espírito Santo Tourism (Europe) S.A.
Control Developments Ltd.
Espírito Santo Enterprises S.A.
Espírito Santo Industrial (BVI) S.A.
Espírito Santo International (BVI) S.A.
Espírito Santo Property Holding S.A.
Espírito Santo Services, S.A.
GES Finance Ltd.
Espírito Santo Tourism Ltd.
Espírito Santo Industrial – Sociedade Gestora de Participaçoes Sociais, S.A.
TELEPRI – Telecomunicacoes Privadas, SGPS, S.A.

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Directorships and partnerships
Name	Position	within the last five years	Current directorships and partnerships

Robert Studer	Director	Schindler Holding AG BASF AG Renault S.A. Total S.A.	Schindler Holding AG BASF AG Renault S.A.
Philippe Guiral	Director	Gamma Investissement Kredyt Bank	Gamma Investissement Companhia de Cervejas Estrela, S.A.
Manuel António Ribeiro Serzedelo de Almeida	Director	Parfil – Sociedade de Gestão de Participações Financeiras, SGPS, Lda. Companhia de Cervejas Estrela, S.A. Penauille Polyservices S.A. Monteiro Aranha S/a
Carlos Augusto Machado de Almeida Freitas		António de Almeida & Filhos – Têxteis, S.A. Prédicõnegos – Imobiliária de Moreira de Cónegos, Lda. Casa de Passarinhos – Gestão e Investimento, S.A.	António de Almeida & Filhos – Têxteis, S.A. Prédicõnegos – Imobiliária de Moreira de Cónegos, Lda. Casa de Passarinhos – Gestão e Investimento, S.A.
Aníbal da Costa Reis Oliveira	Director	ACRO – Sociedade Gestora de Participações Sociais, S.A.
Diliva – Sociedade de Investimentos Imobiliàrios, S.A.
Olinveste – Sociedade Gestora de Participações Sociais, Lda.
Saramagos – Sociedade Produtora de Energia, S.A.
Texarte Têxteis, S.A.	ACRO – Sociedade Gestora de Participações Sociais, S.A.
Diliva – Sociedade de Investimentos Imobiliàrios, S.A.
Olinveste – Sociedade Gestora de Participações Sociais, Lda.
Saramagos – Sociedade Produtora de Energia, S.A.
Texarte Têxteis, S.A.
José Maria Espírito Santo Silva Ricciardi	Director	Espart – Espírito Santo Participações Financieras, SGPS, S.A.
Controlled Sport (Portugual) Turismo Cinegética e Agricultura, S.A.
Sporting Clube de Portugal
MULTIGER – Sociedade de Compra, Venda e Administração de Propriedades, S.A.
COPORGEST – Companhia Portuguesa de Gestão e Desenvolvimento Imobiliário, S.A.
PT Meios – Serviço de Publicidade e Marketing, S.A..	Espart – Espírito Santo Participações Financieras, SGPS, S.A.
Controlled Sport (Portugual) Turismo Cinegética e Agricultura, S.A.
Sporting Clube de Portugal
MULTIGER – Sociedade de Compra, Venda e Administração de Propriedades, S.A.
COPORGEST – Companhia Portuguesa de Gestão e Desenvolvimento Imobiliário, S.A.
PT Meios – Serviço de Publicidade e Marketing, S.A..
Juan Villalonga Navarro	Director	Univision Communication Inc. McLeod USA Inc. MegaFon
Othman Benjelloun	Director	BMCE Bank Finance.Com Meditelecom The Moroccan Banking Association	BMCE Bank Finance.Com Meditelecom The Moroccan Banking Association
José Pedro Torres Garcia Caldeira da Silva	Director	E.S. Private Equity Ltd.
E.S. Venture Ltd.
Novagest Asset Management Ltd.
Control Developments Ltd.
E.S. Control Holding S.A.
Espírito Santo Agriculture and Development Ltd.
Espírito Santo B.V.I. Participation Ltd.
Espírito Santo Health & SPA S.A.
Espírito Santo Industrial (BVI) S.A.
Espírito Santo Industrial S.A.
Espírito Santo International (BVI) S.A.
Espírito Santo Property (BVI) S.A.
Espírito Santo Property S.A.
Espírito Santo Resources Ltd.
Espírito Santo Services S.A.
Espírito Santo Tourism (Europe) S.A.
Espírito Santo Tourism Ltd.
Euroamerican Finance Corp. Inc.
		GES Finance Ltd.	E.S. Private Equity Ltd. E.S. Venture Ltd. Novagest Asset Management Ltd.
Fernando Pedro Braga Pereira Coutinho	Director	JP Morgan Chase Bank
Yves Alain Marie Morvan	Director	New York Stock Exchange

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Directorships and partnerships
Name	Position	within the last five years	Current directorships and partnerships

José Carlos Cardoso Castella	Senior Vice President	Control Developments Ltd.
Espírito Santo International Overseas Ltd.
Espírito Santo International Panama S.A.
E.S Resources Overseas Ltd.
ESAT S.A.
Escopar – Sociedade Gestora de Participaçoes Sociais, S.A.
ESPART – Espírito Santo Participaçoes Financieras, SGPS, S.A.
Espírito Santo Agriculture and Development, Ltd.
Espírito Santo BVI Participation Ltd.
Espírito Santo Health & SPA, S.A.
Espírito Santo Entreprises, S.A.
Espírito Santo Industrial (BVI), S.A.
Espírito Santo Industrial (Portugal), SGPS, S.A.
Espírito Santo Industrial, S.A.
Espírito Santo International (BVI), S.A.
Espírito Santo Irmãos SGPS, S.A.
Espírito Santo Property (BVI), S.A.
Espírito Santo Property Holding (Portugal), S.A.
Espírito Santo Property, S.A.
Espírito Santo Resources (Portugal), S.A.
Espírito Santo Services, S.A.
Espírito Santo Tourism (Europe) S.A.
Espírito Santo Tourism Ltd.
GES Finance Ltd.
GESTRES – Gestao Estrategica Espírito Santo, S.A.
S.D. Imoveis, S.A.
Saivane Imobiliaria, S.A.
SPAINVEST, S.A.
SUNIGLOR – Imobiliaria do Sul, S.A.
TELEPRI – Telecomunicacoes Privadas, SGPS, S.A.
Escopar International Panama S.A.
Esca Participation Ltd.
Espírito Santo Property Holding , S.A.
Espírito Santo Tourism.Com S.A.
Espírito Santo.Com S.A.
Spread.Com, S.A.
Espírito Santo Resources Overseas Ltd.	Control Developments Ltd.
Espírito Santo International Overseas Ltd.
Espírito Santo International Panama S.A.
E.S Resources Overseas Ltd.
ESAT S.A.
Escopar – Sociedade Gestora de Participaçoes Sociais, S.A.
ESPART – Espírito Santo Participaçoes Financieras, SGPS, S.A.
Espírito Santo Agriculture and Development, Ltd.
Espírito Santo BVI Participation Ltd.
Espírito Santo Health & SPA, S.A.
Espírito Santo Entreprises, S.A.
Espírito Santo Industrial (BVI), S.A.
Espírito Santo Industrial (Portugal), SGPS, S.A.
Espírito Santo Industrial, S.A.
Espírito Santo International (BVI), S.A.
Espírito Santo Irmãos SGPS, S.A.
Espírito Santo Property (BVI), S.A.
Espírito Santo Property Holding (Portugal), S.A.
Espírito Santo Property, S.A.
Espírito Santo Resources (Portugal), S.A.
Espírito Santo Services, S.A.
Espírito Santo Tourism (Europe) S.A.
Espírito Santo Tourism Ltd.
GES Finance Ltd.
GESTRES – Gestao Estrategica Espírito Santo, S.A.
S.D. Imoveis, S.A.
Saivane Imobiliaria, S.A.
SPAINVEST, S.A.
SUNIGLOR – Imobiliaria do Sul, S.A.
TELEPRI – Telecomunicacoes Privadas, SGPS, S.A.

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4.3	The Directors’ and members of Senior Management’s current business addresses are as follows:

Name	Current business address

Directors
Ricardo Espírito Santo Silva Salgado	Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal
José Manuel Pinheiro Espírito Santo Silva	Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal
Manuel de Magalhães Villas-Boas	33 Queen Street, London EC4R 1ES, United Kingdom
Antonio Luís Roquette Ricciardi	Rua São Bernardo, 62, 1200-826 Lisbon, Portugal
Mario Mosqueira do Amaral	Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal
Patrick Monteiro de Barros	19 Berkeley Street, London W1J 8ED, United Kingdom
Jackson Behr Gilbert	1395 Brickell Avenue, Miami, Florida 33131, USA
Tiberto Ruy Brandolini d’Adda	19 avenue Montaigne, 75008 Paris, France
Manuel Fernando de Moniz Galvão Espírito Santo Silva	Rua São Bernardo, 62, 1200-826 Lisbon, Portugal
Robert Studer	Bahnhofstrasse 45, CH-8098 Zurich, Switzerland
Philippe Guiral	45 avenue Georges Mandel, 75116 Paris, France
Manuel António Ribeiro Serzedelo de Almeida	Avenida Sidonio Pais, 14, 1050-214 Lisbon, Portugal
Pedro Guilherme Beauvillain de Brito e Cunha	Avenida da Liberdade, 242, 1250-149 Lisbon, Portugal
Carlos Augusto Machado de Almeida Freitas	Rua N. Señhora da Ajuda,193, Moreira de Cónegos 4815-257, Portugal
Aníbal da Costa Reis Oliveira	Avenida Riopele 888, 4770-405, Pousada de Saramagos, V.N. Famalicão, Portugal
José Maria Espírito Santo Silva Ricciardi	Rua Alexandre Herculano, No 38, 1269-161 Lisbon, Portugal
Juan Villalonga Navarro	20 Chester Square, London SW1W 9US, United Kingdom
Othman Benjelloun	140 avenue Hassan II, Casablanca 20000, Morocco
José Pedro Torres Garcia Caldeira da Silva	Avenue de Montchoisi, 15, CH-1001 Lausanne, Switzerland
Joaquim de Abreu Trigo de Negreiros	Rua Alexandre Herculano, No 23, 5 D-to, 2780-051 Oeiras, Portugal
Fernando Pedro Braga Pereira Coutinho	Rua Barata Salgueiro, 30, 1250-044 Lisbon, Portugal
Yves Alain Marie Morvan	45 avenue Georges Mandel, 75116 Paris, France
Alexandre da Paixão Coelho	Rua Filipe Folque, 46, 1050-114 Lisbon, Portugal

Senior Management
Jose Carlos Cardoso Castella	Rua São Bernardo, 62, 1200-826 Lisbon, Portugal
Erich Dähler	Avenue de Montchoisi, 15, CH-1001 Lausanne, Switzerland
Jean-Luc Schneider	Avenue de Montchoisi, 15, CH-1001 Lausanne, Switzerland

4.4	Save as set out in paragraph 4.2 above, none of the Directors or members of Senior Management:

(a)	has been a member of the administrative, management or supervisory body of any company or partner of any partnership at any time in the previous five years;

(b)	has had any convictions in relation to fraudulent offences;

(c)	has had any bankruptcies, individual voluntary arrangements or similar proceedings;

(d)
has been a member of the administrative, management or supervisory body of any company or partner of any partnership during a time in which such company or partnership was the subject of any bankruptcy, receivership or liquidation or similar collective proceedings;

(e)	has been the subject of any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

(f)	has been disqualified by a court from acting as a member of the administrative, management or supervisory body of any company or from acting in the management or conduct of the affairs of any company.

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5.	Directors’ and other interests in ESFG

5.1           The interests in the share capital of ESFG of the Directors and members of Senior Management as at June 30, 2005, the latest practicable date prior to the date of this document, are and are expected to be on completion of the Offer, as follows:

Name	Number of Shares in which the Director or member of Senior Management has a direct or indirect interest

Director
Jackson Behr Gilbert	101

Senior Management
Jose Carlos Cardoso Castella	649

5.2             There are no restrictions agreed by the Directors on the disposal within a certain time period of their holdings in ESFG’s securities.

5.3             As at June 30, 2005, the latest practicable date prior to the date of this document, the following Directors and members of Senior Management have been granted rights to acquire Shares under a fixed share option plan adopted by the Board in April 1999 under which ESFG may grant options to executives, employees or consultants of ESFG or its subsidiaries for up to 2,000,000 Shares. The exercise price of each option equals the market price of the Shares on the date of grant and an option’s maximum term of 10 years. Options are granted at the discretion of the Board and have a vesting period of one year.

Name	Date of grant	Maximum number of Shares	Exercise price

Directors
Ricardo Espírito Santo Silva Salgado	15/04/99	250,000	USD15.9617
José Manuel Pinheiro Espírito Santo Silva	15/04/99	222,500	USD15.9617
Antonio Luís Roquette Ricciardi	15/04/99	222,500	USD15.9617
Mario Mosqueira do Amaral	15/04/99	222,500	USD15.9617
Manuel Fernando de Moniz Galvão Espírito Santo Silva	15/04/99	222,500	USD15.9617
Manuel António Ribeiro Serzedelo de Almeida	15/04/99	80,000	USD15.9617
José Maria Espírito Santo Silva Ricciardi	15/04/99	60,000	USD15.9617
José Pedro Torres Garcia Caldeira da Silva	15/04/99	80,000	USD15.9617

Senior Management
Erich Dähler	15/04/99	60,000	USD15.9617
Jean-Luc Schneider	15/04/99	60,000	USD15.9617

5.4             In so far as is known to ESFG, immediately following completion of the Offer, the name of each person who, directly or indirectly, has an interest in, or voting rights with respect to 10 per cent. or more of ESFG’s issued share capital, and the amount of such person’s interest is expected to be as follows:

Name	Number of Shares	Percentage of share capital	(1)

Espírito Santo International S.A.	20,257,505	36.30
Espírito Santo Irmãos SGPS, S.A.	7,493,911	13.43

(1)
Assumes no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the percentage of share capital held, directly or indirectly, by Espírito Santo International S.A. and Espírito Santo Irmãos SGPS, S.A. immediately following completion of the Offer is expected to be 35.71 and 13.21, respectively.

5.5             Save as set out in paragraph 5.4 above, ESFG is not aware of any person who is interested (within the meaning of the Luxembourg law of December 4, 1992), directly or indirectly, in 10 per cent. or more of ESFG’s issued share capital. Affiliates of ESFG involved in banking, asset management, investment and/or funds businesses acting as an investor for their own accounts may hold Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such securities, any other securities of ESFG or other related investments.

5.6             Save as set out in paragraph 5.4 above, ESFG is not aware of any person who exercises, or could exercise, directly or indirectly, jointly or severally, control over ESFG.

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6.	Underwriting arrangements

6.1	Placing Agreement

The Underwriters have entered into the Placing Agreement pursuant to which:

6.1.1
ESFG has agreed, subject to certain conditions, to allot and issue the New Shares to be issued in connection with the Offer to subscribers procured by the Underwriters or failing which, to the Underwriters, at the Offer Price;

6.1.2
the Underwriters have severally agreed, subject to certain conditions, to procure subscribers, or failing which, to themselves subscribe for the New Shares (in such proportions as are set out in the Placing Agreement) to be issued pursuant to the Offer at the Offer Price;

6.1.3	the Placing Agreement provides for Lehman Brothers (on behalf of itself and Espírito Santo Investment) to be paid commissions in respect of the New Shares to be issued and sold pursuant to the Offer;

6.1.4
the obligations of ESFG to issue New Shares under the Placing Agreement, and the respective obligations of the Underwriters to procure subscribers for, or failing which, to themselves subscribe for the New Shares on the terms of the Placing Agreement are subject to certain conditions. These conditions include, inter alia, the representations and the warranties in the Placing Agreement being true and accurate in all material respects on the date of Admission, and Admission occurring on or before July 19, 2005 (or such other date as ESFG and the Joint Global Co-ordinators may agree (being not later than July 31, 2005)). Certain conditions are not capable of waiver;

6.1.5
The Joint Global Co-ordinators have the right to terminate the Placing Agreement at any time prior to Admission if any of the representations, warranties and agreements contained in the Placing Agreement is not, or has ceased to be, true and accurate by reference to the facts and circumstances subsisting at that time, which an Underwriter reasonably considers to be material in the context of the Offer, the underwriting of the New Shares or Admission, or if certain specified force majeure events occur, which depending on the event, either are such as to make it, in the reasonable judgment either Underwriter, inadvisable or impracticable to market the New Shares or, in the reasonable judgment of either Underwriter, would be likely to prejudice materially the success of the Offer or the distribution of the New Shares or dealings in the New Shares in the secondary market;

6.1.6
ESFG has granted to Lehman Brothers (on behalf of itself and Espírito Santo Investment) the Over-Allotment Option, under which Lehman Brothers may require ESFG to allot and issue up to 920,764 additional New Shares at the Offer Price for the purposes of allowing it to cover short positions arising from over-allotments in connection with the Offer and stabilisation transactions. The Over-Allotment Option may be exercised in whole or in part at any time during the period commencing on the date of announcement of the Offer Price and ending 30 days after that date;

6.1.7	ESFG has agreed to pay certain of the costs, fees and expenses of the Offer (together with any related value added tax);

6.1.8	ESFG has given certain representations, warranties and undertakings to the Underwriters;

6.1.9
The Offer is subject to, inter alia, the following conditions: ESFG having complied with all of its obligations under Placing Agreement, the representations, warranties and undertakings of ESFG in the Placing Agreement being true and accurate, and not misleading, in all material respects, on and as at the date of Admission, there not having been any material adverse change or development in the ESFG Group which would have a material adverse effect on the offer of, or market for, the New Shares, and the New Shares having been admitted to trading on the Luxembourg Stock Exchange by July 19, 2005 (or such other date as ESFG and the Underwriters may agree);

6.1.10	ESFG has given an indemnity to the Underwriters;

6.1.11	ESFG and the Underwriters have given certain covenants to each other regarding compliance with laws and regulations affecting the making of the Offer in relevant jurisdictions; and

6.1.12
ESFG has agreed, for a period of 90 days from the date of the announcement of the Offer Price, not to, and to procure, so far as it has the power to do so, that none of its consolidated subsidiaries will, without the prior written consent of the Underwriters (such consent not to be unreasonably withheld or delayed) (i) issue, or publicly announce any intention to issue, offer, pledge, sell, contract to sell, sell any option or

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contract to sell any option, grant any option, right or warrant to purchase, or otherwise transfer, assign, or dispose of directly or indirectly any Shares or ADSs or any securities convertible into, or exercisable or exchangeable for, Shares or ADSs or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or ADSs, subject to certain limited exceptions.

6.2	Stock Lending Agreement

In connection with settlement and stabilisation, Lehman Brothers, as Stabilising Manager, has entered into a stock lending agreement with Espírito Santo Irmãos SGPS, S.A. pursuant to which the Stabilising Manager will be able to borrow up to 920,764 Shares on Admission for the purposes, of allowing the Stabilising Manager to settle over-allotments, if any, made in connection with the Offer.

7.	Securities laws

The distribution of this document and the offer of the New Shares in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

7.1	European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the New Shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the New Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, New Shares may be offered to the public in that Relevant Member State at any time (i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities, (ii) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than Euro 43,000,000, and (c) an annual net turnover of more than Euro 50,000,000, as shown in its last annual or consolidated accounts, or (iii) in any other circumstances which do not require the publication by ESFG of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the preceding paragraph, the expression “offered to the public” in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the New Shares to be offered so as to enable an investor to decide to subscribe the New Shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state.

7.2	Luxembourg

The New Shares may only be offered or sold to the public in Luxembourg, directly or indirectly, in accordance with the provisions of the Luxembourg law of July 10, 2005 concerning prospectuses relating to transferable securities.

7.3	Portugal

The New Shares may not be offered, advertised, sold or delivered in circumstances which could qualify as a public offer pursuant to the Codigo dos Valores Mobiliarios, and this document, any other document, circular, advertisement or any offering material may not be distributed, directly or indirectly in the Portuguese market except in accordance with all applicable laws and regulations.

7.4	United States

This document does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, New Shares to any person in the United States. The New Shares have not been and will not be registered under the Securities Act or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States. The New Shares are being offered and sold only outside the United States to non-US persons in offshore transactions in reliance on Regulation S under the Securities Act. The New Shares

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may not be offered or sold in the United States or to US persons absent an exemption from the applicable registration requirements of the Securities Act.

7.5	Other jurisdictions

No action has been or will be taken by ESFG or the Underwriters to permit a public offering of the New Shares or to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to the New Shares) in Australia, Canada or Japan or any other jurisdiction where action for that purpose may be required. Accordingly, neither this document, nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

8.	Information on holdings

8.1           ESFG is a financial holding company holding and administering participating interests in other companies. The following table shows the principal subsidiaries of ESFG, being those in which ESFG holds a proportion of the capital likely to have a significant effect of the assessment of ESFG’s own assets and liabilities, as at June 30, 2005, being the latest practicable date prior to the date of this document:

Name and country of incorporation	Registered office	Proportion of voting interest (%)	Proportion of economic interest (%)	Field of activity

Banco Espírito Santo, S.A.	Avenida da Liberdade, 195	49.2	32.8	Banking
	1250-142 Lisbon
Companhia de Seguros Tranquilidade S.A.	Avenida da Liberdade, 242	100.0	66.7	Insurance
	1250-149 Lisbon
Companhia de Seguros Tranquilidade-Vida, S.A.	Avenida da Liberdade, 242	90.5	60.5	Insurance
	1250-149 Lisbon
Compagnie Bancaire Espírito Santo, S.A.	15 Avenue de Montchoisi	100.0	100.0	Asset Management
	CH-1001 Lausanne

8.2             The name of, and proportion of share capital held by ESFG in all of ESFG’s consolidated subsidiaries is set out in Note 1 to the audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, which are set out in “Financial Information and Auditors’ Reports”.

9.	Taxation

9.1	Luxembourg

The following is a summary of certain Luxembourg tax consequences of the ownership of Shares. This summary does not purport to address all material tax consequences of the ownership of Shares and may not apply to certain investors (such as tax-exempt entities, life insurance companies, dealers in securities or currencies, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10 per cent. or more of the voting stock of ESFG, investors that hold Shares as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar) that are subject to special rules. This summary is based on the tax laws of Luxembourg as in effect on the date of this document which are subject to change (or changes in interpretation), possibly with retroactive effect.

The discussion addresses only Luxembourg income, net worth and registration taxation. Investors should consult their tax advisors regarding the Luxembourg laws and other tax consequences of owning and disposing of Shares.

The description set out below does not address all possible tax issues that may be of relevance for holders of Shares. The description in particular does not cover the tax consequences applicable to Luxembourg permanent establishments of foreign shareholders to which the Shares would be connected.

9.1.1	Taxation of ESFG

ESFG is a fully taxable company subject to Luxembourg corporate income tax and municipal income tax at the current rate of 30.38 per cent.

9.1.1.1	Dividends – Participation exemption regime

Dividends received by ESFG are exempt from corporate income tax and municipal business tax on income if, at the time the dividends are distributed:

•
ESFG, which is a limited liability company liable in full to all Luxembourg taxes or the permanent establishment of a EU company or of a company resident of a treaty country, holds at least 10 per cent. of

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the share capital of an affiliated company (or its participation in the affiliated company has an acquisition price of at least Euro 1,200,000); and
•
the affiliated company is (i) a Luxembourg resident company liable in full to all Luxembourg taxes or (ii) a non-resident company liable to an income tax in its country of residence corresponding to the Luxembourg corporate income tax, or (iii) a resident company of a member state of the European Union as defined in Article 2 of the EU Directive 90/435/EEC of July 23, 1990; and

•	ESFG has held or commits itself to hold the qualifying participation for an uninterrupted period of at least twelve months.

9.1.1.2	Capital gains

Capital gains realised by ESFG upon the sale of shares are exempted from corporate income tax and municipal business tax on income subject to the fulfilment of the following conditions:

•	ESFG holds at least 10 per cent. of the share capital of an affiliated company (or its participation in the affiliated company has an acquisition price of at least Euro 6,000,000); and
•
the affiliated company is resident in Luxembourg and liable in full to all Luxembourg taxes or, if non-resident, is liable to an income tax in its country of residence corresponding to the Luxembourg corporate income tax; and

•	ESFG has held shares representing 10 per cent. of the share capital or an investment value of Euro 6,000,000 during the twelve months preceding the day the participations are disposed of.

9.1.1.3	Net Worth Tax

Net worth tax (rate of 0.5 per cent.) is due, but this tax may be reduced to zero if ESFG allocates a portion of its profits, equal to five times the amount of the net worth tax due during five years, to its non-distributable reserves for five years.

However, the participation exemption also applies to that tax, under the same conditions as the one listed for the participation exemption regime for dividends, see “– Dividends – Participation exemption regime” above, in the affiliate companies have been held at the end of the year preceding the date of determination of the net worth tax. No minimum holding period is required.

9.1.2	Taxation of shareholders

9.1.2.1	Income taxes

9.1.2.1.1	Capital gains realised upon the disposal of Shares

•
Individual resident investors: Capital gains realised by an individual person upon the disposal of Shares is not subject to taxation unless the disposal of the Shares precedes the acquisition thereof or occurs within the six months which follow their acquisition or where the Shares are part of such person’s net business assets;

•
Resident capital companies: Capital gains realised upon the disposal of Shares by a resident capital company which is subject to corporate income tax will in principle be fully taxable. However, the capital gains realised by resident capital companies subject to corporate income tax will be exempted provided (i) the seller holds or commits to hold the participation during an uninterrupted period of at least twelve months and (ii) the participation has, during all the twelve months preceding the day the participation is disposed of, represented at least 10 per cent. of the share capital of ESFG or the acquisition price of the participation in ESFG was for an amount of at least Euro 6 million. The participation can be held indirectly through a tax transparent vehicle. The scope of the capital gains exemption can be limited in the cases provided by the grand-ducal regulation of December 24, 1990 executing Article 166-5 (b) L.I.R., as amended, or following its entry into force, in the cases provided for by the draft regulation; and

•
Non-resident investors: A non-resident natural person or capital company which does not have a permanent establishment in Luxembourg to which the Shares are connected will not be subject to Luxembourg tax on capital gains realised upon the disposal of those Shares.

9.1.2.1.1	Dividends paid by ESFG

Dividends paid by ESFG are generally subject to Luxembourg withholding tax at a rate of 20 per cent. of the gross dividend amount. For shareholders resident in countries with which Luxembourg has entered into an income tax convention that are eligible for the benefits of the applicable convention, the rate of the withholding tax is generally reduced and in some cases dividend payments are exempt from withholding tax.

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With the exception of resident corporations which fall under the substantial participation regime, described in
“– Dividends – Participation exemption regime” above, Luxembourg resident individual persons and capital companies subject to corporate income tax must include the dividends paid on their Shares held on January 1 of each year in their taxable income, 50 per cent. of the amount of such dividends being exempted from tax. For non-resident investors, the withholding tax will be the only tax on dividends in Luxembourg.

9.1.2.2	Net worth tax

Luxembourg resident individual persons and corporations subject to corporate income tax must include the Shares held on January 1 of each year in their net assets for the purposes of net worth tax.

Resident corporations which fall under the substantial participation regime, described in “– Dividends – Participation exemption regime” above are exempted from net assets tax on such participation subject to certain conditions.

9.2	Portugal

The comments below are of a general nature, covering the principal Portuguese tax consequences for holders of the Shares who are resident in Portugal for tax purposes and may not apply to certain investors who are subject to special rules. Potential investors should satisfy themselves as to the overall tax consequences, including the consequences under Portuguese law, of acquisition, ownership and disposition of the Shares, in their own particular circumstances, by consulting their own tax advisers.

The comments are based on the tax laws of Portugal in effect on the date of this document which are subject to change (or changes in interpretation), possibly with retroactive effect.

9.2.1	Capital gains realised upon the disposal of Shares

9.2.1.1	Portuguese individual resident

Capital gains realised by an individual person upon the disposal of Shares are not subject to taxation unless the disposal of the Shares occurs within the period of 12 months after the acquisition. In this case the capital gains will be taxed at the rate of 10 per cent.

9.2.1.2	Portuguese resident capital companies

Capital gains realised upon the disposal of Shares by a resident capital company are subject to corporate income tax at a rate of 27.5 per cent. However, the capital gains realised by resident holding companies will be exempt from corporate income tax unless the disposal of the Shares occurs within the period of 12 months after the acquisition.

9.2.2	Dividends paid by ESFG

Dividends paid by a non resident company to a Portuguese resident individual or company are generally subject to withholding tax at a rate of 15 per cent. of the gross dividend amount.

Portuguese resident individuals and capital companies subject to corporate income tax must include the dividends paid on their Shares held on January 1 of each year in their taxable income, and 50 per cent. of the amount of such dividends will be exempt from tax. For Portuguese resident individuals the maximum rate applicable is 40 per cent. and in the case of Portuguese resident capital companies the rate is 27.5 per cent.

In accordance with the income tax convention between Portugal and Luxembourg, the rate of the withholding tax applicable in Luxembourg to Portuguese residents cannot exceed 15 per cent. of the gross dividend amount.

9.2.3	Stamp duty

Portuguese stamp duty will be payable on a gratuitous transfer of the Shares, at the rate of 10 per cent., save that gratuitous transfers of the Shares in favour of husbands and/or wives, ascendants or descendants are exempt. No other types of transfers of the Shares are subject to stamp duty.

9.3	United Kingdom

The comments below are of a general nature and are based on current UK law and UK HM Revenue and Customs (as the Inland Revenue are known) practice as at the date of this document and the provisions of the double taxation convention between the United Kingdom and Luxembourg (the “Convention”). This summary only covers the principal UK tax consequences for holders of the Shares (i) who are resident or ordinarily resident in

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the United Kingdom for tax purposes, (ii) who are not resident in Luxembourg for tax purposes, and (iii) who do not carry on business in Luxembourg through a permanent establishment in Luxembourg (“UK Holders”). In addition, the summary (i) only addresses the tax consequences for UK Holders who are the beneficial owners of the Shares and who hold the Shares as capital assets, and does not address the tax consequences which may be relevant to certain other categories of UK Holders, for example (but not limited to) dealers, insurance companies, financial institutions, securities broker-dealers, and persons not domiciled in the United Kingdom, and (ii) assumes that such a UK Holder does not own 10 per cent. or more of the Shares, that such a UK Holder is not a company which either directly or indirectly controls at least 25 per cent. of the voting interest of ESFG, and that the registers evidencing title to the Shares in registered form are, and will remain, outside the United Kingdom.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular UK Holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and UK HM Revenue and Customs practice, of acquisition, ownership and disposition of the Shares, in their own particular circumstances, by consulting their own tax advisers.

9.3.1	Taxation of dividends

Where a UK Holder is entitled to a dividend from ESFG, the gross amount of the dividend paid by ESFG will, in general, be taxable in the United Kingdom. A credit for any Luxembourg withholding tax deducted from the payment of such a dividend should, generally, be given against any UK tax liability in respect of the dividend.

9.3.2	Taxation of capital gains

A disposal of the Shares may, depending on individual circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purpose of UK taxation of chargeable gains.

9.3.3	Stamp duty and SDRT

Where the Shares are in registered form no liability for UK stamp duty will arise on any transfer of those Shares provided that the instrument of transfer is executed outside the United Kingdom and does not relate to any matter or thing done or to be done in the United Kingdom. In any other case, a transfer on sale of Shares in registered form will give rise to a charge to ad valorem stamp duty at the rate of 0.5 per cent. rounded up to the nearest £5 of the amount or value of the consideration.

On the assumption (made above) that the registers evidencing title to the Shares in registered form are, and will remain, outside the United Kingdom, and provided that the Shares are not paired with shares issued by a body corporate incorporated in the United Kingdom, UK stamp duty reserve tax will not be payable on any agreement to transfer the Shares, or the issue or transfer of the Shares into a clearance service.

Where the Shares are in bearer form, no UK stamp duty or stamp duty reserve tax will be payable on a transfer of those Shares.

10.	Material contracts

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the ESFG Group within the two years immediately preceding the date of this document or which are expected to be entered into prior to Admission and which contain any provision under which any member of the ESFG Group has any obligation or entitlement which is material to the ESFG Group as at the date of this document:

10.1	Placing Agreement

The Placing Agreement, details of which are set out in paragraph 6.1 above.

10.2	Lock-up deeds

The lock-up deeds, details of which are set out in “Details of the Offer” under the heading “Lock-up arrangements”.

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11.	Working capital

In the opinion of the Directors:

(a)
as ESFG is a financial holding company, which holds and administers participating interests in other companies and does not conduct any direct business of its own, ESFG’s financial resources and the capitalisation of ESFG are sufficient to meet ESFG’s present financial requirements, that is for at least the next 12 months from the publication of this document; and

(b)
given the fact that the ESFG Group is engaged principally in two business areas, banking and insurance, which are regulated in the EU, the required solvency measures and other capital requirements obviate the need for separate working capital. The ESFG Group’s banking activities and, in particular, its capital, solvency, reserves, major risks and general credit risks are supervised by the Bank of Portugal. The ESFG Group’s insurance activities, in particular, its accounting and solvency requirements are regulated by the ISP. Both the ESFG Group’s banking and insurance activities comply with the solvency and capital requirements imposed by these regulators. See “Supervision and Regulation” for a description of these requirements.

12.	Litigation

No member of the ESFG Group is or has been involved in nor, so far as ESFG is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the ESFG Group’s financial position or profitability.

13.	Significant change

There has been no significant change in the financial or trading position of the ESFG Group since December 31, 2004, the date to which the last audited consolidated financial statements of ESFG, which are set out in “Financial Information and Auditors’ Reports”, were prepared.

14.	Auditors

The auditors of ESFG for each of the three financial years ended December 31, 2004, 2003 and 2002 have been KPMG Audit S.à.r.l., chartered accountants (Réviseurs d’Entreprises), whose registered address is at 31 Allée Scheffer, L-2520 Luxembourg. KPMG have audited the consolidated financial statements of ESFG for the three financial years ended December 31, 2002, 2003 and 2004 and the audited non-consolidated financial statements of ESFG for the year ended December 31, 2004, in accordance with international standards on auditing.

15.	Consents

15.1            Lehman Brothers consents to the issue of this document with the inclusion therein of its name and the references to it in the form and context in which they are included.

15.2            Espírito Santo Investment consents to the issue of this document with the inclusion therein of its name and the references to it in the form and context in which they are included.

15.3            KPMG Audit S.à.r.l. has given and has not withdrawn its written consent to the issue of this document with the inclusion therein, or the incorporation by reference therein, for the purposes of this document, of its reports in “Financial Information and Auditors’ Reports” and in paragraph 1 of “Incorporation by Reference – Documents incorporated by reference” and references to its reports and its name in the form and context in which they appear and has authorised the contents of such reports for the purposes of paragraphs 1.2 and 20.1 of Annex I of the Regulation.

16.	Miscellaneous

16.1           The expenses relating to the issue of the New Shares, including the listing and other fees of the Luxembourg Stock Exchange, Euronext Lisbon, the UK Listing Authority and the London Stock Exchange, professional fees and expenses and the costs of printing and distribution of documents are estimated to be Euro 1.0 million (including any value added tax) and are payable by ESFG. The underwriting commissions relating to the issue of the New Shares are expected to be a maximum of approximately Euro 6.0 million (assuming no exercise of the Over- allotment Option) and are payable by ESFG.

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16.2           The New Shares will be issued in bearer form only. The registered and bearer Shares have been accepted for clearance through the Clearstream, Luxembourg and Euroclear under the following codes: Common Code 2029750 and International Securities Identification Number (“ISIN”) for the registered Shares is LU0202957089 in respect of registered Shares, and Common Code 11904405 and ISIN LU0011904405 in respect of bearer Shares. New Shares issued in bearer form will be fully fungible with the registered Shares. For more details, see paragraphs 2.3 and 2.4 above.

17.	Documents on display

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays excepted) at the Luxembourg Stock Exchange (and (other than the documents referred to in paragraphs 17.1, 17.4, 17.6 and 17.7) in electronic form on the web-site of the Luxembourg Stock Exchange) and at the registered office of Espírito Santo Financial Group S.A., 231 Val des Bons-Malades, L2121 Luxembourg and of Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955 Luxembourg:

17.1	the Statuts of ESFG;

17.2	the audited consolidated financial statements of ESFG for the financial years ended December 31, 2003 and 2004, prepared in accordance with Portuguese GAAP, together with the auditors’ report thereon;

17.3
the audited non-consolidated financial statements of ESFG for the year ended December 31, 2004, prepared in accordance with international standards on auditing and Luxembourg legal and regulatory requirements, together with the auditors’ report thereon;

17.4
the report on Form 20-F filed by ESFG with the SEC pursuant to Section 13 or 15(d) of the US Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2004, which includes financial information presented in accordance with accounting policies generally accepted in the United States;

17.5	the unaudited consolidated financial statements of ESFG for the three month period ended March 31, 2005, prepared in accordance with IFRS;

17.6	the unaudited consolidated financial statements of BES for the three month period ended March 31, 2005, prepared in accordance with IFRS; and

17.7	the unaudited consolidated financial statements of Tranquilidade, Tranquilidade-Vida and ES Seguros for the three month period ended March 31, 2005, prepared in accordance with IFRS.

The date of this document is July 14, 2005.

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INCORPORATION BY REFERENCE

Documents incorporated by reference

The following documents are incorporated by reference (in whole) in, and form part of, this document so as to provide some or all of the information required pursuant to paragraphs 3.1, 3.2, 20.1 and 20.6.1 of Annex I of the Regulation:

1.	the audited consolidated financial statements of ESFG for the years ended December 31, 2002 and 2003, prepared in accordance with Portuguese GAAP, together with the auditors’ report thereon; and

2.	the unaudited consolidated financial statements of ESFG for the three month period ended March 31, 2005, prepared in accordance with IFRS.

Copies of the documents incorporated by reference in this document will be available during usual business hours on any weekday (Saturdays, Sundays excepted) at the Luxembourg Stock Exchange (and in electronic form on the web-site of the Luxembourg Stock Exchange) and at the registered office of Espírito Santo Financial Group S.A., 231 Val des Bons-Malades, L-2121 Luxembourg and of Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955 Luxembourg, free of charge, upon request.

The documents incorporated by reference in this document are only current as at their respective dates, and the incorporation by reference of such documents shall not, under any circumstances, create any implication that there has been no change in the affairs of ESFG or the ESFG Group since the date thereof or that the information contained therein is correct as of any time subsequent to its date. Any statement or information contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this document to the extent that a statement or information contained in this document modifies or supersedes such statement. Any statement or information so modified or superseded shall not be deemed to constitute part of this document except as so modified or superseded.

Checklist of documents incorporated by reference

The following documents, which have been incorporated by reference, provide some or all of the information required pursuant to the following paragraphs of Annex I of the Regulation:

Document incorporated by reference	Document reference	Paragraph of Regulation

Audited consolidated financial statements of ESFG for the years ended December 31, 2002 and 2003, prepared in accordance with Portuguese GAAP, together with the auditors’ report thereon	In whole	20.1

Unaudited consolidated financial statements of ESFG for the three month period ended March 31, 2005, prepared in accordance with IFRS	In whole	3.1, 3.2 and 20.1.6

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DEFINITIONS

The following definitions apply throughout this document (with the exception of “Financial Information and Auditors’ Reports”) unless the context requires otherwise:

“Admission”	the admission of the Shares to be issued pursuant to the Offer to listing on the Luxembourg Stock Exchange becoming effective

“ADSs”	American Depositary Shares

“BAC”	Banco Espírito Santo dos Açores, S.A.

“Banking Group”
as used in the “Selected Statistical Information” section, with respect to a particular period, refers to BES Group and all other ESFG entities engaged in banking activities that are included in the statistical information for such period

“Basle Committee”	the Basle Committee on Banking Supervision

“BES”	Banco Espírito Santo, S.A.

“BES Angola”	Banco Espírito Santo de Angola, SARL

“BES Group”	BES and its consolidated subsidiaries

“Besleasing e Factoring”	Besleasing e Factoring – Instituição Financeira de Crédito, S.A.

“BES-Oriente”	Banco Espírito Santo do Oriente, S.A.

“BESPAR”	BESPAR SGPS, S.A.

“BESSA”	Banco Espírito Santo, S.A. (a Spanish subsidiary)

“Banco BEST”	Banco Electrónico de Serviço Total, S.A.

“BES Vénétie”	Banque Espírito Santo et de la Vénétie, S.A.

“BIC”	Banco Internacional de Crédito, S.A.

“Board” or “Directors”	the board of directors of ESFG

“CBESSA”	Compagnie Bancaire Espírito Santo, S.A.

“Clearstream International”	Clearstream Banking, sociéte anonyme

“CMVM”	Comissão de Mercado de Valores Mobiliários S.A., the Portuguese securities market authority

“Code of Ethics”	the code of business conduct and ethics adopted by the Board

“Credibom”	Credibom – Sociedade Financeira para Aquisições a Crédito, S.A.

“Crédit Agricole”	Caisse Nationale de Crédit Agricole, S.A.

“CRAC”	Credit Risk Analysis Committee

“Directive 2003/71/EC” or “Prospectus Directive”
Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC, including any relevant implementing measure in each Relevant Member State

“ECB”	European Central Bank

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“economic interest”	the percentage interest in the shareholders’ equity and net income of a subsidiary after eliminating the minority interests in such subsidiary and intermediate ESFG Group-controlled entities

“EMU”	European Economic and Monetary Union

“ESAF”	Espírito Santo Activos Financeiros, SGPS, S.A.

“ESB”	Espírito Santo Bank

“ESCB”	European System of Central Banks

“ESFG”	Espírito Santo Financial Group S.A.

“ESFG Group”	Espírito Santo Financial Group S.A. and its consolidated subsidiaries

“ESIA”	Espírito Santo Inter-Atlântico Companhia de Seguros, S.A.

“ESI (Spain)”	Espírito Santo Investment, SAU, SV

“ESOL”	Espírito Santo Overseas Ltd.

“Espírito Santo International”	Espírito Santo International S.A. and Espírito Santo Irmãos SGPS, S.A.

“Espírito Santo Investment” or “BESI”	Banco Espírito Santo de Investimento, S.A.

“ES Seguros”	Espírito Santo Companhia de Seguros S.A.

“EU”	the European Union

“Euro 2004”	European Football Championship

“Euroclear”	Euroclear Bank S.A./N.V., as operator of the Euroclear System

“EUROP ASSISTANCE”	Europ Assistance – Companhia Portuguesa Seguros Assistência, S.A

“IFRS”	International Financial Reporting Standards

“ISP”	the Portuguese Insurance Institute or Instituto de Seguros de Portugal

“Joint Global Co-ordinators”	Espírito Santo Investment and Lehman Brothers

“KPMG”	KPMG Audit S.à.r.l.

“Lehman Brothers”	Lehman Brothers International (Europe)

“Locarent”	Locarent – Companhia Portuguesa de Aluguer de Viaturas, S.A.

“London Stock Exchange”	London Stock Exchange plc

“Luxembourg Companies Act”	the Luxembourg Companies Act of 1915, as amended

“New Shares”	new Shares to be allotted and issued under the Offer

“NYSE”	New York Stock Exchange

“Offer”	the offer of new Shares

“Offer Price”	the price at which each New Share is to be issued under the Offer

“Official List”	the daily official list of the UK Listing Authority

“Over-Allotment Option”	the option granted to Lehman Brothers by ESFG to subscribe for, or procure subscribers for, up to 920,764 additional New Shares as more particularly described in “Details of the Offer”

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“PABS”	the Portuguese Plan of Accounts for the Banking Sector

“PAIS”	the Portuguese Plan of Accounts for the Insurance Sector

“PARTRAN”	PARTRAN SGPS, S.A.

“Placing Agreement”	the placing agreement dated July 14, 2005 entered into between ESFG and the Underwriters described under “Placing Agreement” in paragraph 6.1 of “Additional Information”

“Portuguese GAAP”	accounting principles generally accepted in Portugal

“Regulation”	means Regulation (EC) No 809/2004 of 29 April 2004 implementing the Prospectus Directive

“Relevant Member State”	each member state of the European Economic Area which has implemented the Prospectus Directive

“SEC”	US Securities and Exchange Commission

“Securities Act”	the US Securities Act of 1933, as amended

“Shares”	shares with a nominal value of 10 Euro each in the share capital of ESFG

“SIBA”	Stock Based Incentive Scheme

“Stabilising Manager”	Lehman Brothers

“Statuts”	the Articles of Association of ESFG, as most recently amended on May 28, 2004

“Tranquilidade”	Companhia de Seguros Tranquilidade S.A.

“Tranquilidade-Vida”	Companhia de Seguros Tranquilidade-Vida, S.A.

“UK”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the Financial Services Authority acting its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000

“Underwriters”	Espírito Santo Investment and Lehman Brothers

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia

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FINANCIAL INFORMATION AND AUDITORS’ REPORT

Page
Audited consolidated financial statements of ESFG for the years ended December 31, 2003 and 2004, prepared in accordance with Portuguese GAAP, together with the auditors’ report thereon(1)	F-2
Audited non-consolidated financial statements of ESFG for the year ended December 31, 2004, prepared in accordance with international standards on auditing and Luxembourg legal and regulatory requirements, together with the auditors’ report thereon
F-80

(1)
These audited consolidated financial statements have been included in this document as published in accordance with Portuguese GAAP, and do not include the consolidated balance sheets at December 31, 2002, the explanatory notes (including, the accounting policies) for the audited consolidated financial statements of ESFG for the years ended December 31, 2002 and 2003, prepared in accordance with Portuguese GAAP, or the auditors’ report thereon. Such financial information and auditors’ report are incorporated by reference in this document. See “Incorporation by Reference”.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ESFG FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004, PREPARED IN ACCORDANCE WITH PORTUGUESE GAAP

ESPÍRITO SANTO FINANCIAL GROUP SA AUDITORS’ REPORT

To the
Shareholders of
Espírito Santo Financial Group, S.A.

We have audited the accompanying consolidated financial statements of Espírito Santo Financial Group, S.A. (“ESFG” or the “Company”) which comprise the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for the year then ended and the respective explanatory notes. Our audit was performed in accordance with International Standards on Auditing.

Responsibility of Management and Auditors

These financial statements are the responsibility of the Board of Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

International Standards on Auditing require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Espírito Santo Financial Group, S.A., as at December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Portugal as referred to in Note 2 to the financial statements.

Luxembourg, April 6, 2005	KPMG Audit S.à r.l. Réviseurs d’Entreprises E. Dollé

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2003	2004

		(In millions of Euro)
ASSETS

Cash and due from banks	3	1 627.3	1 609.1
Interest-earning deposits with banks	3	5 676.1	4 788.6
Trading account securities	4	458.2	1 766.0
Investment securities	5	8 465.6	8 680.9
Loans and advances to customers	6	27 590.1	29 555.1
Provision for loan losses	6 and 19	(820.1)	(829.4)
Other equity holdings	7	799.5	873.6
Accrued interest income		226.0	219.0
Property and equipment	8	440.7	446.9
Other assets	9	3 200.0	3 403.2

TOTAL ASSETS		47 663.4	50 513.0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits from banks	12	3 412.8	3 176.0
Demand deposits	10 and 12	6 602.8	7 092.7
Time deposits	10 and 12	12 838.0	12 819.8
Securities sold under repurchase agreements	12	458.2	1 487.6
Other short-term borrowings	11 and 12	1 812.5	745.5
Insurance reserves	13	5 383.5	5 930.0
Accrued interest and other liabilities	14	1 670.7	1 438.5
Corporate borrowings and long-term debt	15	12 923.3	15 068.0
Convertible bonds	16	310.0	310.0

TOTAL LIABILITIES		45 411.8	48 068.1

MINORITY INTERESTS	17	2 167.3	2 315.2

SHAREHOLDERS’ EQUITY

Ordinary shares, EUR10 par value; 100 000 000 shares authorised (2003: 100 000 000) 47 908 555 shares issued	18	479.1	479.1
Retained earnings		(396.0)	(352.5)
Accumulated other comprehensive income		1.2	3.1

TOTAL SHAREHOLDERS’ EQUITY		84.3	129.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47 663.4	50 513.0

Commitments, contingencies and derivatives and other financial instruments with off-balance sheet risk (Note 32).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,
	Notes	2002	2003	2004

		(In millions of Euro)
INTEREST INCOME
Interest on loans		1 489.6	1 267.5	1 216.8
Interest and dividends on securities:
Trading securities		98.0	59.1	49.8
Investment securities		180.5	208.5	234.5
Other interest income		119.6	136.7	136.0

Total interest income		1 887.7	1 671.8	1 637.1

INTEREST EXPENSE

Interest on deposits		524.1	419.1	388.2
Interest on securities sold under repurchase agreements		41.9	28.6	36.8
Interest on short-term borrowings		47.5	33.1	16.3
Interest on corporate borrowings and long-term debt		438.3	432.2	466.0
Interest on convertible bonds		12.9	15.5	15.5

Total interest expense		1 064.7	928.5	922.8

NET INTEREST INCOME		823.0	743.3	714.3

Provisions for loan losses	6 and 19	(231.8)	(264.0)	(218.9)

Net interest income after provision for loan losses		591.2	479.3	495.4

OTHER INCOME

Fee and commission income		297.5	356.1	401.3
Net trading account gains (losses)		(47.3)	21.4	52.4
Net gains (losses) on investment securities		(30.2)	28.7	105.0
Insurance premiums	20	1 080.3	1 258.0	1 305.8
Other insurance income (expenses)	20	(5.6)	203.2	208.2
Net gains on foreign currency transactions		216.5	182.3	33.2
Other operating income	21	152.4	235.0	281.0

Total other income		1 663.6	2 284.7	2 386.9

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,

	Notes	2002		2003	2004

		(In millions of Euro, except for earnings per share)

OTHER EXPENSES

Salaries and benefits		441.8		444.7	471.5
Occupancy cost		55.2		53.5	47.6
Insurance benefits and claims	23	1 053.1		1 228.9	1 303.6
Insurance underwriting and related expenses	24	86.0		84.7	85.9
Depreciation	8	65.6		55.3	47.0
Amortisation	9	90.6		101.9	102.3
Other expenses	25	345.1		474.5	486.3

Total other expenses		2 137.4		2 443.5	2 544.2

Income before income taxes and minority interests		117.4		320.5	338.1
Income taxes	26	(14.2)		(66.7)	(49.1)
Minority interests in income of consolidated subsidiaries		(146.4)		(217.7)	(237.0)
Income/(losses) in associated undertakings		(1.9)		(0.2)	0.7

NET INCOME (LOSS)		(45.1)		35.9	52.7

NET INCOME (LOSS) PER SHARE
Basic	27	(1.04)		0.79	1.10
Diluted	27	(1.04	)(1)	0.79 (1)	1.10	(1)
Weighted average number of shares outstanding:
For basic earnings per share	27	43,253,371		45,643,406	47,908,555
For diluted earnings per share	27	43,253,371	(1)	45,643,406 (1)	47,908,555	(1)
(1)	Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 27).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2002	2003	2004

		(In millions of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(45.1)	35.9	52.7
Adjustments to reconcile net income to cash provided by operating activities:
Provisions for loan losses		231.8	264.0	218.9
Provisions on investment in real estate		2.9	2.5	6.4
Depreciation and amortisation		156.0	157.2	149.3
Minority interests in income of consolidated subsidiaries		146.4	169.6	185.1
Equity in unremitted (gains) losses of associates		1.9	0.2	(0.7)
Bonus paid to employees		(21.6)	(25.2)	(36.8)
Contribution to pension fund		(316.3)	(250.9)	(162.4)
Increase in insurance reserves		474.6	408.3	577.6
Increase in provision for general banking risks		0.5	91.5	9.1
Increase in provision for liabilities and charges		1.3	33.4	100.0
Decrease (increase) in accrued interest and other liabilities/assets		268.8	295.0	(400.7)
Net gains on sale of property and equipment		(5.5)	(9.4)	(4.6)
Net gains on sale of real-estate		—	(0.2)	(1.1)
Net changes in trading account securities		142.3	8.2	(1 307.8)
Net investment securities unrealised losses		150.0	73.4	21.4
Net gains on sale of investments in Group companies		(8.4)	(76.6)	(57.2)
Net gains on sale of investments in Other equity holdings		—	—	(64.6)

Net cash provided by operating activities		1 179.6	1 176.9	(715.4)

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest-earning deposits		190.4	145.5	294.6
Net increase in loans and advances to customers		(1 264.7)	(536.4)	(2 169.3)
Purchase of property and equipment		(52.3)	(37.8)	(61.6)
Sale of property and equipment		12.8	69.0	19.5
Increase in investments in Group companies		(42.8)	(31.7)	(25.6)
Sale of investments in Group companies		—	94.2	71.7
Investment in other equity holdings, net		—	—	22.3
Investment securities:
Purchases		(742 482.5)	(29 696.5)	(15 493.0)
Sales of debt securities		740 140.1	24 927.3	13 281.9
Sales of other securities		1 148.9	1 081.3	477.7
Maturities		1 061.8	2 993.9	1 494.3
Investment in real estate, net		(21.2)	(41.1)	(69.6)
Other, net		(375.5)	91.9	(53.2)

Net cash used in investing activities		(1 685.0)	(940.4)	(2 210.3)

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2002	2003	2004

		(In millions of Euro)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits from banks		278.6	(564.2)	(236.8)
Net increase (decrease) in demand and savings deposits		170.2	(229.4)	489.9
Net increase (decrease) in time deposits		367.8	454.6	(18.2)
Net increase (decrease) in securities sold under repurchase agreements		774.4	(1 078.2)	1 029.4
Minority interest in subsidiaries share capital increase		421.4	—	5.2
Net decrease in treasury shares		28.2	35.9	—
Increase in corporate borrowings and long-term debt		3 283.5	2 592.7	3 812.8
Decrease in corporate borrowings and long-term debt		(2 842.4)	(1 055.5)	(1 671.3)
Increase in preference shares		—	450.0	150.0
Decrease in preference shares		—	(463.5)	(119.5)
Dividends paid		(70.9)	(53.9)	(60.0)
Net increase (decrease) in other short-term borrowings		(495.9)	379.0	(1 067.0)

		1 914.9	467.5	2 314.5

NET INCREASE IN CASH AND CASH EQUIVALENTS		1 409.5	704.0	(611.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	4 024.5	5 434.0	6 138.0

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	5 434.0	6 138.0	5 526.9

Supplemental cash flow information
Cash paid during the year:
Interest paid		1 057.4	996.6	954.0
Interest received		1 896.8	1 810.8	1 785.6

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Accumulated other comprehensive income	Goodwill	Other reserves and retained earnings

	(In millions of Euro)
Balance as at 31 December 2001	93.0	479.1	(73.1)	13.8	(482.5)	155.7
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	—	(8.1)
Bonus shares attributed to shareholders	—	—	9.0	—	—	(9.0)
Bonus paid to employees net of minority interest	(7.0)	—	—	—	—	(7.0)
Contribution to pension fund net of minority interest	(1.0)	—	—	—	—	(1.0)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(9.4)	—	—	—	—	(9.4)
Sale of IASA	—	—	—	—	19.9	(19.9)
Goodwill arising on consolidation	(13.2)	—	—	—	(13.2)	—
Opening balance of deferred tax asset recognised by the insurance business (net of minority interest)	2.5	—	—	—	—	2.5
Effect of foreign exchange translation arising on consolidation	(12.3)	—	—	(12.3)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	3.4	—	—	3.4	—	—
Other reserves arising on consolidation	9.3	—	—	—	—	9.3
Treasury shares sold	28.2	—	28.2	—	—	—
Net loss	(45.1)	—	—	—	—	(45.1)

Balance as at 31 December 2002	40.3	479.1	(35.9)	4.9	(475.8)	68.0
Bonus paid to employees net of minority interest	(8.2)	—	—	—	—	(8.2)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(5.8)	—	—	—	—	(5.8)
Goodwill arising on consolidation	(10.6)	—	—	—	(10.6)	—
Effect of foreign exchange translation arising on consolidation	(11.5)	—	—	(11.5)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	7.8	—	—	7.8	—	—
Other reserves arising on consolidation	0.5	—	—	—	—	0.5
Treasury shares sold	35.9	—	35.9	—	—	—
Net income	35.9	—	—	—	—	35.9

Balance as at 31 December 2003	84.3	479.1	—	1.2	(486.4)	90.4
Dividends on ordinary shares (EUR 0.10 per share)	(4.8)	—	—	—	—	(4.8)
Bonus paid to employees net of minority interest	(12.6)	—	—	—	—	(12.6)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	8.8	—	—	—	—	8.8
Goodwill arising on consolidation	(1.5)	—	—	—	3.4	(4.9)
Effect of foreign exchange translation arising on consolidation	(5.0)	—	—	(5.0)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	6.9	—	—	6.9	—	—
Other reserves arising on consolidation	0.9	—	—	—	—	0.9
Net income	52.7	—	—	—	—	52.7

Balance as at 31 December 2004	129.7	479.1	—	3.1	(483.0)	130.5
Comprehensive income
Year ended 31 December 2002	(54.0)	—	—	(8.9)	—	(45.1)

Year ended 31 December 2003	32.2	—	—	(3.7)	—	35.9

Year ended 31 December 2004	54.6	—	—	1.9	—	52.7

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 1 — BACKGROUND AND BUSINESS ORGANISATION

Espírito Santo Financial Group SA (ESFG), formerly Espírito Santo Financial Holding SA, is a limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed as a holding company for all of E.S. International SA’s (ESI), formerly E.S. International Holding SA (ESIH), financial and insurance operations. ESI, the principal shareholder, is a Luxembourg based holding company for the interests of the Espírito Santo family. The non-financial interests of ESI are held by Espírito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the “Group” refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily through Banco Espírito Santo, SA (BES), a diversified global financial services firm and Banco Internacional de Crédito, SA (BIC), a commercial bank specialising in residential mortgage loans, both head quartered in Portugal. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, SA (BESI), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, SA (ESAF) and Compagnie Bancaire Espírito Santo SA, based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedade Financeira de Corretagem, SA (ES Dealer) in Portugal, and Espírito Santo Investment SAU SV, (formerly Benito y Monjardín SV, SA) in Spain, both subsidiaries of BESI. The Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade SA (Tranquilidade), and Companhia de Seguros Tranquilidade-Vida SA (Tranquilidade-Vida).

The Group holds a voting interest of 49.20% (2003: 49.24%) in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control.

Main changes in the Group’s Structure in 2003 and 2004

In June 2003 the Group sold a 45% stake of Credibom, a company specialised in consumer credit finance, to Banque Sófinco, keeping a 15% interest, which was subsequently sold to the same party in June 2004. This sale generated an extraordinary gain, recognised under Other operating income, profit on disposal of subsidiaries, of EUR 65.3 million in 2003 and EUR 24.8 million in 2004, before minority interests (see Note 21). Net of minority interests, these extraordinary gains amount to EUR 21.3 million and EUR 8.1 million, respectively.

In April 2004, the Group sold its investment in Portline generating an extraordinary gain, recognised under Other operating income, profit on sale of other equity holdings, of EUR 4.4 million, before minority interests (see Note 21). Net of minority interest, this extraordinary gain amounts to EUR 1.4 million.

In July 2004, the Group sold its investment in Clarity generating an extraordinary gain, recognised under Other operating income, profit on sale of other equity holdings, of EUR 20.7 million, before minority interests (see Note 21). Net of minority interests, this extraordinary gain amounts to EUR 6.8 million.

In December 2004, the Group sold 80% of the investment held in ES Concessões, generating an extraordinary gain, recognised under Other operating income, profit on sale of subsidiaries, in the amount of EUR 32.4 million before minority interest (see Note 21). Net of minority interest, this extraordinary gain amounts to EUR 10.6 million.

On November 30, 2004, Tranquilidade, a subsidiary in which ESFG holds a 66.7% interest, acquired ESIA, a fully owned subsidiary of the Group. As at December 30, 2004, ESIA was merged into Tranquilidade.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its Portuguese activities.

The following describes the main activity of each of the Group’s subsidiaries and associates as at December 31, 2004:

Company	Short name	Activity	Location

Advancecare – Gestão de Serviços de Saúde, SA	ADVANCECARE	Managed care	Portugal
Banco Espírito Santo dos Açores, SA	BAC	Commercial banking	Azores Island
Banco Espírito Santo, SA	BES	Commercial banking	Portugal
BES Finance Ltd.	BES FINANCE	Financing vehicle	Cayman Islands
BES Overseas Ltd.	BES OVERSEAS	Financing vehicle	Cayman Islands
BES Securities SA	BES Securities	Brokerage house	Brazil
Banque Espírito Santo et de la Vénétie, SA	BES VENETIE	Commercial banking	France
Besaf – Bes Activos Financeiros, Lda	BESAF	Assets managment	Brazil
Banco Espírito Santo de Angola, SARL	BESA	Commercial banking	Angola
Banco Espírito Santo de Investimento, SA	BESI	Investment banking	Portugal
BES Investimento Brasil SA	BESI BRASIL	Investment banking	Brazil
Bank Espírito Santo International Ltd.	BESIL	Commercial banking	Cayman Islands
Besleasing e Factoring – Instituição Financeira de Crédito, SA (a)	BESLEASING e FACTORING	Leasing and factoring	Portugal
Banco Espírito Santo North American Capital Corp.	BESNAC	Financing vehicle	USA
Banco Espírito Santo do Oriente, SA	BES-ORIENTE	Commercial banking	Macau
BESPAR, SGPS, SA	BESPAR	Holding company	Portugal
Banco Espírito Santo, SA	BESSA	Commercial banking	Spain
Banco Electrónico de Serviço Total, SA	BEST	Internet Banking	Portugal
Banco Internacional de Crédito, SA	BIC	Commercial banking	Portugal
BIC – International Bank	BIC CAYMAN	Commercial banking	Cayman Islands
BM Capital, SA	BM CAPITAL	Brokerage house	Spain
Cartera BJC, SA	CARTERA BJC	Brokerage house	Spain
Compagnie Bancaire Espírito Santo, SA	CBESSA	Asset management	Switzerland
CÊNTIMO – Sociedade de Serviços, Lda	CÊNTIMO	Custodian company	Portugal
CENTUM – Sociedade Gestora de Participações Sociais, SA	CENTUM	Holding company	Portugal
Capital Mais – Assessoria Financeira, SA	CMAF	Advisory services	Portugal
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	COMINVEST	Real-estate	Portugal
COSIM – Société Financière et Immobilière	COSIM	Real-estate	France
CREDIFLASH Sociedade Financeira para Aquisições a Crédito, SA	CREDIFLASH	Consumer credit	Portugal
Espírito Santo Prestação de Serviços, ACE	ES ACE	Shared services company	Portugal
Espírito Santo Belgique, SA	ES BELGIQUE	Representation office	Belgium
ES CAPITAL – Sociedade de Capital de Risco, SA	ES CAPITAL	Venture capital	Portugal
Espírito Santo Cobranças, SA	ES COBRANÇAS	Debt collection	Portugal
ES CONCESSÕES, SGPS, SA	ES CONCESSÕES	Holding company	Portugal
Espírito Santo Contact Center, Gestão de Call Centers, SA	ES CONTACT CENTER	Call center services	Portugal
Espírito Santo Gestion, SA	ES GESTION	Insurance broker	Spain

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Company	Short name	Activity	Location

ES Interaction – Sistemas de Informação Interactivos, SA	ES INTERACTION	Computer services	Portugal
Espírito Santo Investment PLC	ES INVESTMENT PLC	Brokerage house	Ireland
Espírito Santo Pensiones, SGFP, SA	ES PENSIONES	Asset management – Pension funds	Spain
Espírito Santo PLC	ES PLC	Non-bank finance company	Ireland
Espírito Santo Representações Lda	ES REPRESENTAÇÕES	Representation office	Brazil
ES Research – Estudos Financeiros e de Mercados, SA	ES RESEARCH	Advisory services	Brazil
Espírito Santo Saúde SGPS, SA	ES SAUDE	Holding company	Portugal
Espírito Santo Equipamentos e Segurança, SA	ES SEGURANÇA	Security equipment	Portugal
Espírito Santo Companhia de Seguros, SA	ES SEGUROS	Insurance	Portugal
Espírito Santo Servicios, SA	ES SERVICIOS	Insurance	Spain
ES Tech Ventures, SA	ES TECH VENTURES	Holding company	Portugal
ES Tech Ventures DESG – Desenvolvimento Empresarial e Serviços de Gestão, SA	ES TECH VENTURES DESG	Advisory services	Portugal
ES VENTURE SA	ES VENTURE	Holding company	British Virgin Islands
Espírito Santo Activos Financeiros SGPS, SA	ESAF – SGPS	Holding company	Portugal
ESAF International Distributors Associates, Ltd	ESAF IDA	Distribution company	British Virgin Islands
Espírito Santo Participações Internacionais SGPS SA	ESAF PI	Holding company	Portugal (Madeira)
ESAF SA – Espírito Santo Activos Financeiros, SA	ESAF SA	Advisory services	Spain
Espírito Santo Fundos de Investimentos Imobiliarios, SA	ESAF-FII	Asset management – Mortgage funds	Portugal
Espírito Santo Fundos de Investimentos Mobiliarios, SA	ESAF-FIM	Asset management – Securities funds	Portugal
Espírito Santo Fundo de Pensões, SA	ESAF-FP	Asset management – Pension funds	Portugal
Espírito Santo International Management, SA	ESAF-IM	Asset management – Securities funds	Luxembourg
Espírito Santo Bank	ESB	Commercial banking	USA
Espírito Santo Bank (Panama), SA	ESB PANAMA	Commercial banking	Panama
Espírito Santo e Comercial de Lisboa Inc.	ESCLINC	Representation office	USA
Espírito Santo Data SGPS, SA	ESDATA	Computer services	Portugal
ESEGUR – Empresa de Segurança, SA	ESEGUR	Private security services	Portugal
Espírito Santo Financial (Portugal), SGPS, SA	ESF(P)	Holding company	Portugal
Espírito Santo Financial Consultants, SA	ESFC	Portfolio management	Portugal
ESFG Overseas Ltd.	ESFG OVERSEAS	Financing vehicle	Cayman Islands
Espírito Santo Financière, SA	ESFIL	Holding company	Luxembourg
Esfil Properties, SA	ESFIL PROPERTIES	Real estate	Luxembourg
Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	ESGEST	Technical services	Portugal
Espírito Santo Gestão de Patrimónios, SA	ESGP	Portfolio management	Portugal
Espírito Santo Innovation, SA	ES INNOVATION	Computer services	Portugal
Espírito Santo Investimentos Lda	ESI INVESTIMENTOS	Investment banking	Brazil
Espírito Santo International Asset Management Ltd.	ESIAM	Advisory services	British Virgin Islands
Espírito Santo Overseas Ltd.	ESOL	Financing vehicle	Cayman Islands
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	ESOR	Consulting	Macau

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Company	Short name	Activity	Location

ESSI Comunicações, SGPS, SA	ESSI COMUNICAÇÕES	Holding company	Portugal
ESSI Investimentos, SGPS, SA	ESSI INVESTIMENTOS	Holding company	Portugal
Espirito Santo Investment SV, SA (b)	ES INVESTMENT SV	Brokerage house	Spain
ESSI, SGPS, SA	ESSI SGPS	Holding company	Portugal
ESUMÉDICA – Prestação de Cuidados Médicos, SA	ESUMEDICA	Health care	Portugal
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	EUROP ASSISTANCE	Private assistance	Portugal
FIDUPRIVATE -Sociedade de Serviços, Consultadoria e Administração de Empresas, SA	FIDUPRIVATE	Consulting	Portugal
Gespar Sociedade Civil Limitada	GESPAR	Holding company	Brazil
JAMPUR – Trading International, Lda	JAMPUR	Support services	Portugal
KUTAYA – Trading International, Lda	KUTAYA	Support services	Madeira
LOCARENT – Companhia Portuguesa de Aluguer de Viaturas, SA	LOCARENT	Consumer finance	Portugal
LOCAUMAT – Locaumat, SA	LOCAUMAT	Leasing	France
Lusogestion, SA	LUSOGEST	Asset Management	Spain
OBLOG Software, SA	OBLOG	Software development	Portugal
Omnium Lyonnais de Participations Industrielles, SA	OLPI	Investment company	France
PARTRAN,SGPS, SA	PARTRAN	Holding company	Portugal
Representaciones Espirito Santo, SA	REPRESENTACIONES ES	Representation office	Uruguay
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	QUINTA DOS CONEGOS	Real estate	Portugal
SAGEFI – Société Antillaise de Gestion Financière, SA	SAGEFI	Consumer credit	Guadeloupe
SCI BOURDONNAIS 42 – Société Civile Immobilière	SCI BOURDONNAIS	Real estate	France
SCI Georges Mandel – Société Immobilière du 45 Avenue Gorges Mandel	SCI Georges Mandel	Real estate	France
SGPICE Sociedade de Serviços de Gestão, SA	SGPICE	Management of internet portals	Portugal
SLMB – Société Lyonnaise de Marchands de Biens	SLMB	Real estate	France
SPAINVEST, SA	SPAINVEST	Holding company	Luxembourg
Tagide Properties, Inc.	TAGIDE	Real estate	USA
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	TRANQUILIDADE	Insurance	Portugal
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	TRANQUILIDADE SGPS	Holding insurance company	Portugal
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade Vida, SA	TRANQUILIDADE-VIDA	Life insurance	Portugal

(a)
in 2004, Besleasing Mobiliária, Sociedade de Locação Financeira, SA and Euroges – Aquisição de Créditos a Curto Prazo, SA were merged into Besleasing Imobiliária - Sociedade de Locação Financeira, SA which changed its denomination to Besleasing e Factoring – Instituição Financeira de Crédito, SA

(b)	formerly Benito y Monjardin SV, SA

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The voting rights and economic interests as at December 31, 2003 and 2004 are as follows:

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

ADVANCECARE	51.0%	30.9%	51.0%	30.9%
BAC	58.2%	19.0%	58.2%	19.1%
BES	49.2%	32.7%	49.2%	32.8%
BES FINANCE	100.0%	32.7%	100.0%	32.8%
BES INT SGPS(a)	100.0%	32.7%	—	—
BES OVERSEAS	100.0%	0.0%	100.0%	32.8%
BES SECURITIES	100.0%	26.2%	100.0%	26.2%
BES VENETIE	82.0%	55.1%	82.0%	55.1%
BESAF	—	—	100.0%	26.2%
BESA	100.0%	32.7%	100.0%	32.8%
BESI	100.0%	32.7%	100.0%	32.8%
BESI Brasil	80.0%	26.2%	80.0%	26.2%
BESIL	100.0%	32.7%	100.0%	32.8%
BESLEASING E FACTORING(b)	—	—	90.0%	29.6%
BESLEASING IMOBILIARIA(b)	84.2%	27.8%	—	—
BESLEASING MOBILIARIA(b)	84.9%	28.0%	—	—
BESNAC	100.0%	32.7%	100.0%	32.8%
BES-ORIENTE	99.8%	32.6%	99.8%	32.7%
BESPAR	66.9%	66.9%	66.9%	66.9%
BESSA	100.0%	32.7%	100.0%	32.8%
BEST	66.0%	21.6%	66.0%	21.6%
BIC	100.0%	32.7%	100.0%	32.8%
BIC CAYMAN	—	—	100.0%	32.8%
BM CAPITAL	—	—	100.0%	32.8%
BYM IBIZA(a)	100.0%	32.7%	—	—
CARTERA BJC	—	—	100.0%	32.8%
CBESSA	100.0%	100.0%	100.0%	100.0%
CENTIMO	100.0%	32.7%	100.0%	32.8%
CENTUM	100.0%	100.0%	100.0%	100.0%
CLARITY(c)	46.3%	15.1%	—	—
CMAF	100.0%	30.8%	100.0%	30.9%
COMINVEST	49.0%	22.7%	49.0%	22.7%
COMPRINVEST(a)	100.0%	32.7%	—	—
COSIM	99.7%	54.9%	99.7%	54.9%
CREDIBOM(c)	15.0%	4.9%	—	—
CREDIFLASH	100.0%	32.2%	100.0%	32.5%
ERNIO INGENIEROS(c)	67.1%	21.9%	—	—
ES ACE	100.0%	32.7%	100.0%	32.8%
ES BELGIQUE	100.0%	100.0%	100.0%	100.0%
ES CAPITAL	99.7%	32.6%	99.7%	32.7%
ES COBRANÇAS	90.6%	29.6%	90.6%	29.4%
ES CONCESSOES	100.0%	32.7%	20.0%	6.6%
ES CONTACT CENTER	100.0%	39.0%	100.0%	39.0%
ES DEALER(e)	100.0%	32.7%	—	—
ES GESTION	100.0%	31.8%	100.0%	31.8%
ES INTERACTION	100.0%	33.2%	100.0%	33.3%
ES INVESTMENT PLC	100.0%	32.7%	100.0%	32.8%

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

ES PENSIONES	100.0%	31.8%	100.0%	31.8%
ES PLC	100.0%	32.7%	100.0%	32.8%
ES REPRESENTAÇÕES	100.0%	32.7%	100.0%	32.8%
ES RESEARCH	—	—	100.0%	32.8%
ES SAUDE	41.0%	28.2%	41.0%	27.4%
ES SEGURANÇA	75.0%	61.2%	75.0%	61.2%
ES SEGUROS	100.0%	53.2%	100.0%	53.2%
ES SERVICIOS	100.0%	32.7%	100.0%	32.8%
ES TECH VENTURES	100.0%	32.7%	100.0%	32.8%
ES TECH VENTURES DESG	100.0%	32.7%	100.0%	32.8%
ES VENTURE	100.0%	100.0%	100.0%	100.0%
ESAF SGPS	90.0%	30.8%	90.0%	30.9%
ESAF IDA	100.0%	30.8%	100.0%	30.9%
ESAF PI	100.0%	30.8%	100.0%	30.9%
ESAF SA	100.0%	31.8%	100.0%	31.8%
ESAF-FII	100.0%	30.8%	100.0%	30.9%
ESAF-FIM	100.0%	30.8%	100.0%	30.9%
ESAF-FP	100.0%	30.8%	100.0%	30.9%
ESAF-IM	99.8%	30.8%	99.8%	30.8%
ESB	98.5%	32.2%	98.5%	32.3%
ESB PANAMA	66.7%	66.7%	66.7%	66.7%
ESCLINC	100.0%	32.7%	100.0%	32.8%
ESDATA	76.1%	32.4%	76.1%	32.4%
ESEGUR	34.0%	11.1%	34.0%	11.1%
ESF(P)	100.0%	100.0%	100.0%	100.0%
ESFC	100.0%	32.7%	100.0%	32.8%
ESFG OVERSEAS	100.0%	0.0%	100.0%	100.0%
ESFIL	100.0%	100.0%	100.0%	100.0%
ESFIL PROPERTIES	—	—	100.0%	100.0%
ESGEST	100.0%	32.7%	100.0%	32.8%
ESGP	100.0%	30.8%	100.0%	30.9%
ES INNOVATION	100.0%	32.4%	100.0%	32.4%
ESI INVESTIMENTOS	100.0%	32.7%	100.0%	32.8%
ESIA(f)	100.0%	100.0%	—	—
ESIAM	49.0%	15.1%	49.0%	15.1%
ESOL	100.0%	0.0%	100.0%	32.8%
ESOR	90.0%	29.5%	90.0%	29.5%
ESSI COMUNICAÇÕES	100.0%	32.7%	100.0%	32.8%
ESSI INVESTIMENTOS	100.0%	32.7%	100.0%	32.8%
ES INVESTMENT SV(d)	100.0%	32.7%	100.0%	32.8%
ESSI SGPS	100.0%	32.7%	100.0%	32.8%
ESUMEDICA	100.0%	53.6%	100.0%	53.6%
EURO SERVICE COLLECT(c)	100.0%	55.1%	—	—
EUROGES(b)	100.0%	32.7%	—	—
EUROP ASSISTANCE	47.0%	22.0%	47.0%	22.1%
FIDUPRIVATE	99.8%	53.5%	99.8%	53.5%
GESFINC(a)	100.0%	35.2%	—	—
GESPAR	—	—	100.0%	32.8%

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

JAMPUR	100.0%	32.7%	100.0%	32.8%
KUTAYA	100.0%	32.7%	100.0%	32.8%
LOCARENT	45.0%	14.7%	45.0%	14.7%
LOCAUMAT	100.0%	55.1%	100.0%	55.1%
LUSOGEST	—	—	100.0%	31.8%
OBLOG	66.3%	21.5%	66.3%	21.5%
OLPI	99.9%	55.0%	99.9%	55.0%
PARTRAN	66.7%	66.7%	66.7%	66.7%
REPRESENTACIONES ES	—	—	100.0%	32.3%
PORTLINE(c)	33.3%	10.9%	—	—
QUADRIGA(c)	46.5%	15.2%	—	—
QUINTA DOS CONEGOS	99.9%	37.2%	99.9%	37.5%
SAGEFI	38.8%	21.4%	38.8%	21.4%
SCI BOURDONNAIS	100.0%	100.0%	100.0%	100.0%
SCI Georges Mandel	100.0%	50.1%	100.0%	50.1%
SGPICE	33.3%	10.9%	33.3%	10.9%
SLMB	99.8%	55.0%	99.8%	55.0%
SPAINVEST	100.0%	32.7%	100.0%	32.8%
TAGIDE	—	—	100.0%	32.3%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	60.5%	100.0%	60.5%
TRANQUILIDADE-VIDA	90.5%	60.5%	90.5%	60.5%
(a)	company liquidated in 2004
(b)
in 2004, Besleasing Mobiliária, Sociedade de Locação Financeira, SA and Euroges – Aquisição de Créditos a Curto Prazo, SA were merged into Besleasing Imobiliária – Sociedade de Locação Financeira, SA which changed its denomination into Besleasing e Factoring – Instituição Financeira de Crédito, SA

(c)	investment sold in 2004
(d)	formerly Benito y Monjardín, SV, SA
(e)	merged with Banco Espírito Santo de Investimento, SA
(f)	merged with Tranquilidade – Companhia de Seguros Tranquilidade, SA

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared, for all years presented, in conformity with generally accepted accounting principles in Portugal for the banking and insurance industries. In Portugal, insurance companies which are owned by banks are accounted for under the equity method. Considering that ESFG exercises control over these companies, they have been incorporated under the full consolidation method to give a true and fair view of the Group’s interest in those companies.

From January 1, 2005 onwards, the consolidated financial statements of the Group will be prepared in accordance with the International Financial Reporting Standards (IFRS) which differ in certain respects from the accounting policies described below, which were applied by the Group in the preparation of its 2002, 2003 and 2004 consolidated accounts. The Group expects to disclose the impact of the transition to IFRS as at January 1, 2005 during the second quarter of 2005.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Assets held in a fiduciary or agency capacity by ESFG Group companies are not considered as assets owned by the Group and, accordingly, are not included in the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of ESFG and its subsidiary companies, in which it directly, or through its subsidiaries, has a voting interest of more than 50% or effective control. Investments in companies which the Group does not effectively control but has the ability to exercise significant influence over operating and financial policies (associated companies) are accounted for by the equity method and are included in Other equity holdings. The net income or loss attributable to the Group is shown separately in the statement of income.

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the December 31, 2002, 2003 and 2004 financial statements.

Goodwill (Capital reserve) represents the difference between the cost of acquisition of the investments and the corresponding share of the underlying net assets acquired, and is directly charged off against Shareholders’ equity.

On the date of disposal, the difference between the sales price and the attributable net assets of the subsidiaries and associated companies sold, is recognised as gain or loss of the year.

Income and expenses recognition

Interest income and expenses are generally recognised on an accruals basis. If interest income on loans and advances is doubtful of collection in full, or is overdue for 30 days (90 days if secured by tangible collateral), further interest recognition ceases; 90 days after the due date any unpaid interest previously accrued is reversed from interest income. Thereafter, interest is only recognised as income when received.

Other income and expenses are recognised on an accrual basis. Commission income from financial guarantees, letters of credit and services are taken to income as the service is provided.

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments arising on consolidation of foreign subsidiaries and unrealised gains on investment securities available for sale, investments in real estate and property held by insurance operations net of minority interest.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Foreign currency translation

The accounts of the Group are expressed in Euro. Assets and liabilities of ESFG’s subsidiary companies, which express their accounts in currencies other than the Euro, have been translated into Euro at exchange rates ruling at the balance sheet date. The results of operations of these subsidiaries are translated into Euro at average exchange rates for the year. Resulting translation adjustments from translating subsidiaries’ net assets expressed in currencies other than the Euro are recorded in a separate component of shareholders’ equity, “Accumulated other comprehensive income”.

Assets, liabilities and off-balance sheet items expressed in foreign currencies, as presented on Note 33, are accounted for in accordance with the following criteria:

•	Spot foreign exchange position

The spot foreign exchange position in any particular currency is the net balance of all assets and liabilities existing in that currency, excluding the spot position hedged by currency forward operations, and increased by the value of spot operations to be settled, and those forward operations maturing, within two business days.

The spot foreign exchange position is revalued on a daily basis using the fixed currency exchange rate provided by the Bank of Portugal. Exchange differences are recorded as gains or losses directly in the statement of income.

•	Forward foreign exchange position

The forward foreign exchange position in any particular currency is the net balance of forward contracts waiting to be settled, excluding those which are hedging the spot foreign exchange position and those maturing within two business days.

Forward contracts are revalued based on forward market rates or on their computation using both foreign interest rates for the remaining contract period. Gains or losses are computed by reference to the difference between the market or estimated forward rate for the remaining contract period and the forward rate defined at inception of the contract, and are taken directly to gains or losses in the statement of income.

Financial derivative instruments

The Group classifies derivative financial instruments according to whether they are contracted for trading purposes or purposes other than trading (hedging). Derivative instruments used for hedging risks inherent in trading operations are classified as trading operations.

The derivative instruments used for hedging purposes, identified as such in a contract at the outset, are intended for eliminating or substantially reducing exposure to market risk, or to modify risk profiles in exposures to interest rate changes inherent in certain assets, liabilities, cash flows or off-balance sheet items.

Derivative financial instruments are classified as hedging instruments if they comply, cumulatively, with the following conditions:

•
the position to be hedged is clearly identified and exposes the Group to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

•	are specifically classified as hedging in internal documentation;

•
that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is effective, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold, settled before its maturity or is reclassified as trading instrument, the respective gain or loss is immediately recognised in the statement of income. If the hedged item is

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for as trading positions.

Gains or losses on each financial derivative instrument are recognised as follows:

•	Currency swap operations

Currency swap operations, used to offset or significantly reduce the currency risks inherent in assets and liabilities (hedging operations), are not considered in the revaluation of spot and forward positions. The discount or premium arising from these operations is recorded separately from other foreign exchange gains and losses and is amortised to the statement of income over the contract’s period against interest income or interest expense.

•	Interest rate swaps, cross currency interest rate swaps, equity/index swaps, credit default swaps and forward rate agreements

These instruments are classified in accordance with their purpose, as either trading or other than trading, and are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Trading derivatives, including those initially classified as hedging operations that were transferred to the trading portfolio since they ceased to comply with the regulatory requirements to be classified as hedges, are marked to market on a daily basis. Gains and losses inherent in these instruments are taken directly to the statement of income.

For derivatives used to reduce the market risk of assets and liabilities (hedging operations), receipts and payments are accrued and recognised in the statement of income on the same basis as changes in the related hedged item.

•	Futures

Trading positions taken in financial futures issued on organised markets are recorded in the off-balance sheet accounts at their notional amounts and are marked-to-market on a daily basis. Both realised and unrealised gains and losses (i.e. those necessary to close open positions) are taken directly to the statement of income.

•	Options

The main types of options currently used by the Group are:

•	Currency;

•	Interest rate;

•	Equity;

•	Interest rate caps and floors; and

•	Swaptions.

Exchange-traded options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates and are marked-to-market on a daily basis against the statement of income.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Over-the-counter options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Premiums paid or received are recorded in the balance sheet until the option is exercised, sold or abandoned. Premiums are recorded in the balance sheet and are marked-to-market on a daily basis against the statement of income. Hedging options are recognised in the statement of income on the same basis as changes in the related hedged item.

Marketable securities received for deposit

Marketable securities received for deposit are recorded in off-balance sheet accounts at market price, or where unquoted, at the corresponding nominal value.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and interest-earning deposits with banks due within an original maturity of less than 90 days (see Note 3).

Trading account securities

Trading securities are those securities which are acquired with the intent of being resold within a period not exceeding six months.

Listed debt securities held for trading are stated at market value, including any accrued interest entitlement. Unlisted bonds are valued at the lower of cost or estimated realisable value, plus accrued interest. Any resulting unrealised gains or losses and interest are recognised monthly through the statement of income.

Equity securities held for trading are presented in the balance sheet at market value, or estimated market value, based on quoted market prices, where available. For equity securities included in recognised indexes of the Euronext Lisbon Stock Exchange or listed on other stock exchanges that exhibit an adequate level of depth and liquidity, unrealised gains and losses are recognised in the statement of income. For the remaining equity securities, estimated market values are based on fair values or net asset values depending on the nature and circumstances of the security. For these securities, any unrealised losses are fully provided for and any unrealised gains are deferred in other liabilities until realised.

Investment securities

Investment securities include (a) those available-for-sale within a period of not less than six months and (b) those which the Group have the positive intent and ability to hold until maturity.

Debt securities available for sale or held to maturity are recorded at the lower of amortised cost or market value. Premium or discount calculated at the time of purchase is amortised on a straight line basis over the remaining life and recorded in the statement of income. Accrued interest is recognised as income. Securities with automatic capitalisation of interest (zero coupon) include the accruals of such interest.

Potential losses with bonds overdue are provided in accordance with the criterion for credit overdue without collateral, set forth in Regulation no. 3/95, June 30 issued by the Bank of Portugal.

Shares and other variable income securities (available-for-sale) which are not considered of a strategic nature, are stated at the lower of cost or market value (or estimated market value), where any unrealised losses are fully provided through the statement of income. Unrealised gains are not recognised.

The transfer of shares from Investment securities available-for sale to Other equity holdings is accounted for at the respective acquisition cost less impairment losses recognised.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Investment securities for the insurance business

In respect of the Group’s insurance operations the following accounting treatment is adopted for the investment securities portfolio:

Investment securities

Debt securities are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is amortised over the period to maturity against the statement of income.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, are recorded in shareholders’ equity under Regulatory revaluation reserve which is included in Accumulated other comprehensive income. Any losses not covered by the reserve are charged to the statement of income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains and losses are transferred to the Fund for future appropriations. Any losses not covered by the Fund for future appropriations are charged to the statement of income.

Transition rules

In 2001, the regulatory authorities issued a transitional rule, rule no. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve” until 2003.

As at December 31, 2001 and 2002 ESFG had deferred in its balance sheet 90% of the unrealised losses generated in 2001 (see Note 9). In 2003, according to the above-mentioned rule, these deferred unrealised losses have been recognised in the statement of income.

Investments for the benefit of the life assurance policyholders who bear the investment risk

Investments for the benefit of the life assurance policyholders who bear the investment risk relate to assurance policies tied to investment funds (“Unit Linked”) subscribed through units of participation. The securities portfolio, which represents the units of participation, is valued, at the balance sheet date, at market value. Unrealised gains and losses are allocated to the mathematical reserves.

Gains or losses on the sale of all securities of the Group are determined on a transaction by transaction basis and realised gains and losses resulting from the sale or maturity of investments are recognised as income or expense in the period in which they occur.

Investment in other equity holdings and holdings of a strategic nature

Foreign exchange differences resulting from converting into euros at the year-end exchange rate the cost of investments not consolidated, expressed in foreign currencies, are included in the balance sheet under Other assets if negative and Other liabilities if positive.

The Group’s investment in other equity holdings and holdings of a strategic nature represents those companies in which the Group:

(a)
holds less than 50% but more than or equal to 20% and which the Group does not effectively control but exercises significant influence. These holdings are treated as associated companies and are included in the consolidated financial statements under the equity method.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

(b)	other investments that represent:

•	holdings of a strategic and long term nature, although the percentage of equity held is below 20%;

•	holdings in companies in which the percentage held exceeds 20%, but where the Group does not have significant influence.

These investments are recorded at acquisition cost, less any provisions required by the Bank of Portugal rules, which from June 30, 2002 under Regulation no. 4/2002, are as follows:

The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

For the equity holdings, existing as at December 31, 2001, a transition rule was established that allows the provision for the unrealised losses (40% of the unrealised losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

—	Financial and insurance companies: 10% each year during 10 years.

—	Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Increases in unrealised losses that occur after June 30, 2002, during the transition period, related to the equity holdings existing as at December 31, 2001, will be recorded in the period in which they occur.

Decreases in the unrealised losses after June 30, 2002, that occur during the transition period, with reference to the equity holdings as at December 31, 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealised losses or gains provided for in 2002, 2003 and 2004 for equity holdings held as at December 31, 2001 are recognised in Shareholders’ equity.

Income on these investments is recognised as and when received.

Loans and advances to customers and provision for loan losses

Loans and advances to customers are reported at their outstanding principal amount.

Provision for loan losses for the banking Group in Portugal is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprises:

(i)
a specific provision based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after 30 days. The rate of provisions ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralised.

(ii)
a specific provision for doubtful loans, in respect of each customer with overdue balance representing 25% or more of its total credit, such provision being based on an amount not less than 50% of the average specific provision coverage required for that customer’s overdue credit. As of August 2003, the provisioning for such credit is done in compliance with Regulation no. 8/2003 of February 8th issued by the Bank of Portugal, which redefined, for prudential reasons, the concept of doubtful loans in relation to the initial maturity and the expected default probability calculated based on the level of provisions for the respective overdue loans.

(iii)	a general provision to cover probable loan losses which are present in any portfolio of bank loans, including guarantee exposures, but which have not been specifically identified as non-performing. In

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

accordance with Regulation no. 8/2003, such provision must not amount to less than 1% of the total performing loans and guarantees excluding:

a.	instalment loans to individuals and consumer loans, for which the minimum provision required is 1.5%; and

b.	mortgage loans collateralised by residential real-estate or residential real-estate finance-lease operations, where the minimum provision required is 0.5%;

in compliance with the letter from the Bank of Portugal no. 39/2004 the general provision for credit risks now includes in the calculated base the notional amounts of Credit Default Swaps in which the entity is selling credit protection, except when these derivatives are booked as trading and marked to market.

(iv)
a provision for sovereign risk for financial assets and off-balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

—	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

—	equity holdings;

—	foreign branches of banks headquartered in the member states of the European Union;

—	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee includes transfer risk; and

—	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group’s subsidiaries located outside of Portugal, sovereign risk provisions are determined in accordance with local regulations.

In the application of the above loan loss provision procedures there is an overriding requirement that the provision must be sufficient for commercial purposes.

The Provision for general banking risks included under Other liabilities covers non-specifics risks associated with the activities of the BES Group and is set-up in accordance with guidelines issued by the Board of Directors of BES.

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation, for the banking Group.

Revaluations were made up to 1998 by the banking Group, in accordance with applicable Portuguese legislation, by applying government-approved inflation indexes to the historical costs and related accumulated depreciation. The movements arising from such revaluations were recorded in the revaluation reserve in shareholders’ equity. However, by the end of 2000, the revaluation reserves had all been incorporated into issued share capital of the subsidiaries and are consequently included into the consolidated retained earnings and reserves of the Group.

For the insurance sector, Land and buildings are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Land and buildings in insurance undertakings are not depreciated.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis using annual rates permitted for tax purposes on a monthly basis. Such rates do not differ significantly from those estimated to be required by reference to useful lives of the related assets summarised below:

Esimated useful life (years)

Buildings (except insurance business)	50
Leashold improvements	10
Computer equipment	4 – 5
Furniture and equipment	4 – 12

Depreciation relating to the revaluation element of fixed assets is only deductible up to 60% for tax purposes.

Investments in real estate

In accordance with regulation issued by the Bank of Portugal, investments in real estate arising from recovered loans are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated.

For the insurance sector, investments in real estate are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least during the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Real estate in insurance undertakings is not depreciated.

Intangible assets and deferred costs

Intangible assets are included under Other assets and mainly comprise purchased software, share issue costs, preference shares and bond issue costs.

Intangible assets are amortised based on cost using the straight-line method on a monthly basis over three to five years.

Preference shares and bond issue costs are deferred and amortised according to the debt maturity, starting from the date of the issue and following the straight-line method.

Debtors arising from direct insurance and reinsurance operations

Debtors arising from direct insurance and reinsurance operations are reported net of provision for doubtful accounts and are included under Other assets.

Insurance reserves

Claims outstanding reflect the estimated total outstanding liability for reported claims, and incurred but not reported claims (IBNR). As a consequence of the Circular 28/2004 issued by the Portuguese Insurance Institute in November, 2004, insurance Companies have changed the accounting policy related to future costs with claims settlement (“expense reserve”). In accordance with the new accounting policy, the liability is included in the claims outstanding provision for declared and non declared claims (IBNR). Until December 31, 2003, these costs were recognised through income when incurred. The impact of this new accounting policy is disclosed in Note 13.

Reserves are estimated by management based on experience and available data. Adjustments to these reserves are reflected in the financial statements in the years in which the estimate is revised or the claim is settled.

The mathematical reserves relating to obligations to pay life pensions resulting from workmen’s compensation claims is calculated by using actuarial assumptions and formulae established by the ISP, with reference to recognised actuarial methods and current labour legislation. In 2000, the ISP issued a new rule

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

changing the actuarial assumptions to be used in the calculation of the mathematical reserves for workers compensation. In accordance with these new rules and following the approval by the shareholders of Tranquilidade at the General Assembly meeting on March 30, 2002, in agreement with the ISP, this company recognised in 2002 a short-fall in this mathematical reserve of EUR 15.0 million under retained earnings. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2002 was EUR 10 million corresponding to the Group’s ownership in Tranquilidade.

The life assurance reserves reflects the present value of the insurance business future obligations arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP.

Reserve for bonuses and rebates corresponds to the amounts attributable to policyholders or beneficiaries of insurance contracts, in the form of profit participation, which have not yet been specifically allocated and included in the life assurance reserve.

Equalisation reserve is set-up for those lines of business that, given their nature, contain greater uncertainty as to the evolution of the claims ratio.

Reserve for unexpired risks is booked based on total estimated expected liability. Under the requirements of the ISP, this reserve is created whenever the sum of the claims ratio, expense ratio and reinsurance ratio is more than 1. This reserve is equal to the sum of unearned premiums and premiums not yet written for contracts in force, multiplied by the sum of the rates less 1.

The reserve for unearned premium is required for all non-life insurance premiums and reflects the part of the premiums written before the end of the year for which the risk period continues after the year end. This reserve is calculated using the pro rata temporis method applied to each contract in force. In accordance with the rules of the ISP, the pro rata temporis method is applied to the value of gross written premiums, net of acquisition costs.

Treasury shares

Treasury shares are carried at cost and deducted from shareholders’ equity. Gains and losses arising on the disposal of treasury shares are accounted for as movements in equity.

Income taxes

The Group companies are subject to the various tax laws of the countries in which they are domiciled. For banking business, deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable in the foreseeable future. Deferred tax assets are not recognised in accordance with the rules issued by the Bank of Portugal.

During 2002, with the authorisation of the ISP the insurance business applied for the first time the deferred taxes accounting policy. Deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable or recoverable in the foreseeable future.

Retirement plans

The most significant Group companies, namely BES, BIC, BES Investimento, Tranquilidade and Tranquilidade-Vida, operate defined benefit pension plans mainly arising under collective work contracts or under other arrangements complementary to State social security systems. Past service pension obligations are required to be determined actuarially each year and to be covered by independent pension funds or by provisions which under relevant legislation must be converted into fund contributions in the short to medium term.

Portuguese Banking Subsidiaries

In light of the liabilities assumed by the banking Group in Portugal within the framework as stipulated in the ACTV “Acordo Colectivo de Trabalho Vertical” for the Banking Sector, Pension funds (ACTV Pension

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the banking Group decided to set up an autonomous open-end pension fund – the Fundo de Pensões Aberto GES – to cover complementary pension benefits of employees and pensioners.

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões, SA, a Group subsidiary.

In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, effective from December 31, 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 28.

In accordance with the referred Regulation, the annual pension expense that includes service cost, interest cost and the expected return on plan assets is recognised in the statement of income.

The actuarial gains and losses determined annually, arising from differences between the actuarial and financial assumptions used and real values obtained are recognised as an asset or liability and its accumulated value is recognised in the statement of income using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of plan assets, as at the beginning of the year, are recognised under Other assets and charged to statement of income over a ten year period. The actuarial gains and losses accumulated at the beginning of the year that are within the above mentioned limit, are accounted for under the corridor method also as Other assets and are not subject to amortisation.

In accordance with Regulation no. 12/2001, the changes in actuarial assumptions and the expenses with early retirements incurred since 2002 are accounted for as an asset and amortised over 10 years.

The amortisation of the shortfall calculated as at December 31, 1994, regarding employees with estimated retirement date after December 31, 1997, is being charged against the statement of income, on a systematic basis during their remaining expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this transitional rule.

The banking Group makes payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year

•	the liability with active employees shall be funded at a minimum level of 95%.

Portuguese Insurance Subsidiaries

In accordance with the collective labour agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Obligations for all past service benefits, whether funded or not, are required by the ISP to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 28).

Any increases in vested benefits, (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

In 2002, the ISP authorised the Insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. The impact of adopting this policy by Tranquilidade is shown in Note 28. In 2003 the Company recognised in the statement of income the deferred costs capitalised in 2002.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Depositor’s guarantee fund

A depositors’ guarantee fund was established by the Portuguese banking regulatory authorities in 1994 through Decree-Law no. 298/92, of December 31, requiring the participation of the Portuguese banks of the Group.

From January 1, 1995, the amount of the annual contribution has been determined based on 0.1% of the prior year’s average monthly eligible deposits established by the Portuguese regulatory authorities. Annually the Bank of Portugal determines the portion of the annual contribution that must be paid, the remaining amount being accounted for as an off-balance sheet item and guaranteed by Certificates of Deposit.

The paid portion of the annual contributions is recognised as an expense for the financial year in which payment is made. The unpaid portion of the annual contribution that is guaranteed by securities will be recognised as an expense, when and if the Deposit Guarantee Fund requires its payment.

Distribution of bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings any percentage of profits to be paid to employees. The Boards of Directors decide on the most appropriate criteria for allocation of this amount among employees. These amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees. This payment is charged to retained earnings in the year in which the shareholders approve the distribution and is deductible for tax purposes from the profits of the year to which it relates.

Securitised assets

The Group carries out asset securitisation transactions with specific financial entities whose funding is guaranteed by debt issuance, by those entities, in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 34). The gain or loss generated in these operations, if any, measured by the difference between the proceeds and the book value of the assets sold, is recognised as a gain or loss for the period.

The securities acquired by the Group following these transactions are recognised as investment securities.

In compliance with Instruction no. 27/2000 issued by the Bank of Portugal, provisions are recorded against the securities or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the securities and of the other assets acquired.

In case the Group owns clean-up calls not specifically foreseeing that assets should be bought back at market value, the limit for provision charges should be the highest of the following:

•	the book value of the notes and of the other assets acquired in the course of the securitisation transaction or

•	the maximum amount of the clean up call.

Finance lease

•	As lessee

Finance lease contracts are recorded at the inception date, under Property and equipment, at the cost of asset leased, which is equal to the present value of outstanding lease instalments. The asset is depreciated following the accounting policies applicable to the remaining Property and equipment.

Instalments comprise (i) an interest charge, and (ii) amortisation of principal. Amortisation of principal is deducted from Other liabilities and interest charges are recognised as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

•	As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets.

Interest included in instalments charged to customers is recorded as revenue, while amortisation of principal, also included in the instalments, is deducted from the global amount of the capital financed. The recognition of the financial earnings reflects a constant periodic rate of return on the lessor’s net outstanding investment.

Comparative figures

Certain prior year figures have been reclassified and have been subject to additional disclosures to conform to the current year presentation.

NOTE 3 — CASH AND CASH EQUIVALENTS

December 31,
	2003	2004

(In millions of Euro)
Cash and due from banks	1 627.3	1 609.1
Interest-earning deposits with banks	5 676.1	4 788.6

Total	7 303.4	6 397.7
Less: deposits maturing over 3 months	(1 165.4)	(870.8)

Total cash and cash equivalents	6 138.0	5 526.9

The balance Cash and cash equivalents includes mandatory deposits with the Bank of Portugal, in the amount of EUR 713.9 million (2003: EUR 711.4 million), intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of December 1, 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. During the year, these deposits earned interest at an average rate of 2.02% (2003: 2.32%).

With the introduction of the new legal regime for minimum cash requirements, the Group was required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which are included under Interest-earning deposits with banks.

As at December 31, 2003, the Group only held series B certificates of deposit, which were included under Interest-earning deposits with banks, in the amount of EUR 88.8 million, and bore interest at the average annual rate of 2.53%. Those certificates of deposit reached maturity in 2004.

Besides certificates of deposit, the main interest-earning deposits with banks in Portugal, as at December 31, 2004, bore interest at an average annual interest rate of 2.02% (2003: 2.33%). Interest-earning deposits abroad, bear interest at international market rates where the Group operates.

Interest-earning deposits with banks is net of a provision of EUR 0.4 million (2003: EUR 0.4 million) (see Note 19).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The analysis of Cash and due from banks and Interest-earning deposits with banks by period to maturity, as at December 31, 2003 and 2004, is as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Deposits with the Bank of Portugal as part of regulatory deposits	711.4	713.9
Up to 3 months	6 138.0	5 526.9
3 to 12 months	372.2	107.5
1 to 5 years	5.5	13.2
5 to 10 years	42.3	14.4
More than 10 years	34.0	21.8

	7 303.4	6 397.7

NOTE 4 — TRADING ACCOUNT SECURITIES

	December 31,
	2003	2004

	(In millions of Euro)
Government agency debt securities	344.6	1 157.7
Corporate debt securities	62.9	33.9
Marketable equity securities	50.7	574.4

	458.2	1 766.0

Government agency securities for trading purposes include Portuguese securities amounting to EUR 677.4 million at December 31, 2004 (2003: EUR 256.6 million).

NOTE 5 — INVESTMENT SECURITIES

Investment securities are analysed as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Securities available for sale	7 893.4	8 158.1
Securities held to maturity	572.2	522.8

	8 465.6	8 680.9

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Investment securities comprise securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE

	Historical cost	Unrealised gains/(losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2004
Government agency debt securities	809.9	1.2	811.1	17.2	828.3
Corporate debt securities	5 708.4	(123.0)	5 585.4	32.1	5 617.5
Marketable equity securities	1 846.7	(85.1)	1 761.6	16.9	1 778.5

	8 365.0	(206.9)	8 158.1	66.2	8 224.3

	Historical cost	Unrealised gains/(losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	893.7	17.9	911.6	1.0	912.6
Corporate debt securities	5 597.3	(139.3)	5 458.0	0.6	5 458.6
Marketable equity securities	1 651.4	(127.6)	1 523.8	14.9	1 538.7

	8 142.4	(249.0)	7 893.4	16.5	7 909.9

As at December 31, 2004, the Government agency debt securities include EUR 58.6 million (2003: EUR 4.2 million) related to Portuguese public debt securities that are guaranteeing the unpaid annual contribution to the Depositors Guarantee fund, in accordance with the accounting policy described in Note 2.

SECURITIES HELD TO MATURITY

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2004
Government agency debt securities	485.9	(1.4)	484.5	3.4	487.9
Corporate debt securities	38.3	—	38.3	—	38.3

	524.2	(1.4)	522.8	3.4	526.2

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	529.3	(1.3)	528.0	3.0	531.0
Corporate debt securities	44.2	—	44.2	—	44.2

	573.5	(1.3)	572.2	3.0	575.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The movement on Unrealised gains and losses recorded was as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)

At beginning of year	278.1	432.2	250.3
Regulation no. 4/2002 (through equity)	4.8 (1)	0.7 (1)	0.8
Exchange differences and others	(0.4)	(10.1)	2.2
Transfers	23.3	(1.7)	2.1
Unrealised gains on securities recognised by the insurance subsidiaries to shareholders’ equity	—	(11.0)	(4.1)
Charge for the year	286.2	125.5	86.0
Write-back for the year	(109.5)	(163.3)	(64.7)
Write-offs	(50.3)	(122.0)	(64.3)

At end of year	432.2	250.3	208.3

(1)	additionally, in 2002 and 2003, and also in accordance with Regulation no. 4/2002, a charge of EUR 1.1 million and a release of EUR 1.3 million were, respectively, taken to the statement of income.

Proceeds from sales of debt securities (government agency securities and corporate debt securities) and gross realised gains and losses on sales of securities were as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Proceeds from sales of debt securities	740 140.1	24 927.3	13 281.9
Gross realised gains	123.4	184.5	295.1
Gross realised losses	99.8	97.3	157.9

In 2004, the Group sold approximately 90% of the securities acquired following the securitisation transactions entered into in 2002, 2003 and 2004 (see Note 34), realising a gain of approximately EUR 63.5 million, net of all the related costs incurred and before minority interests. This realised gain is recognised under Net investments securities gains (losses). This gain, net of minority interests, amounts to EUR 20.8 million.

The maturities of debt securities are as follows:

	December 31, 2004

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)

Due within one year	375.1	372.3	92.1	92.2
Due from one to five year	2 281.2	2 290.0	428.2	430.2
Due from five to ten years	2 648.7	2 650.1	3.8	3.7
Due after more than ten years	1 213.3	1 133.4	0.1	0.1

	6 518.3	6 445.8	524.2	526.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	638.0	638.0	96.3	96.5
Due from one to five year	1 913.0	1 910.3	460.7	462.2
Due from five to ten years	2 775.0	2 769.3	16.3	16.3
Due after more than ten years	1 165.0	1 053.6	0.2	0.2

	6 491.0	6 371.2	573.5	575.2

NOTE 6 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	December 31,

	2003	2004

	(In millions of Euro)

Domestic (originated and advanced in Portugal)
Commercial lines of credit	9 161.4	6 671.0
Mortgage loans	7 999.7	7 833.7
Instalment loans to individuals	1 146.0	1 564.9
Commercial bills discounted	1 132.3	1 158.7
Overdrafts	269.0	97.3
Finance leases	1 004.9	1 360.5
Other credit instruments and bills	342.7	382.3
Factoring	643.7	845.1
Loans to financial institutions	24.0	278.8
Other loans	898.7	4 166.8

	22 622.4	24 359.1

Foreign
Commercial and mortgage loans	3 891.2	4 533.5
Loans to foreign financial institutions	413.3	91.7

	4 304.5	4 625.2

Overdue loans and interest
Domestic	586.2	540.3
Foreign	77.0	30.5

	663.2	570.8

Loans and advances to customers, gross	27 590.1	29 555.1
Less: Provision for loan losses	(820.1)	(829.4)

Loans and advances to customers, net	26 770.0	28 725.7

During the second half of 2004, the Group carried-out a securitisation of mortgage loans in the amount of EUR 1,200.0 million (2003: EUR 1,000.0 million) (see Note 34).

During 2004, the Group sold overdue mortgage loans in the amount of EUR 68.2 million (2003: EUR 37.7 million).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As at December 31, 2004 and 2003, Loans and advances to customers, Guarantees and Specific provisions by sector of activity are as follows:

	December 31, 2004

	Loans and advances to customers
Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)
Agriculture	302.5	5.4	307.9	40.9	348.8	8.3
Mining	94.2	3.0	97.2	17.8	115.0	2.5
Food, beverage and tobacco	442.6	9.7	452.3	122.9	575.2	14.8
Textiles	388.1	24.8	412.9	46.6	459.5	25.6
Shoes	81.2	8.2	89.4	6.4	95.8	7.6
Wood and cork	182.9	8.3	191.2	13.0	204.2	8.9
Printing and publishing	209.8	5.4	215.2	41.0	256.2	6.8
Oil refining	1.6	—	1.6	16.4	18.0	0.3
Chemicals and rubber	284.7	5.6	290.3	37.9	328.2	7.5
Non-metallic minerals	223.8	3.3	227.1	38.5	265.6	6.0
Metallic products	287.4	4.6	292.0	47.2	339.2	7.4
Machinery, electronic and electric devices	251.7	7.4	259.1	53.8	312.9	6.3
Production of transport material	58.6	1.2	59.8	56.0	115.8	2.6
Other transforming industries	466.6	8.6	475.2	17.9	493.1	11.4
Electricity, gas and water	380.0	8.1	388.1	388.2	776.3	16.7
Construction	3 148.2	47.9	3 196.1	1 006.2	4 202.3	72.4
Wholesale and retail	2 701.9	98.5	2 800.4	565.1	3 365.5	110.4
Restaurant and hotels	532.7	7.6	540.3	89.9	630.2	12.5
Transport and communications	961.5	17.3	978.8	705.1	1 683.9	36.8
Financial institutions	1 132.1	2.0	1 134.1	17.2	1 151.3	7.5
Real estate	2 846.5	14.7	2 861.2	399.2	3 260.4	51.8
Services	2 212.3	39.8	2 252.1	527.3	2 779.4	65.3
Public services	293.5	0.1	293.6	38.8	332.4	7.9
Non-profit organisations	926.4	9.9	936.3	131.2	1 067.5	20.1
Mortgage-loans	8 215.7	132.7	8 348.4	—	8 348.4	189.5
Consumer loans	1 658.4	92.1	1 750.5	93.9	1 844.4	99.5
Other	699.4	4.6	704.0	88.4	792.4	23.0

TOTAL	28 984.3	570.8	29 555.1	4 606.8	34 161.9	829.4

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003

	Loans and advances to customers

Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)
Agriculture	268.1	4.1	272.2	38.2	310.4	6.7
Mining	100.6	2.7	103.3	6.3	109.6	2.3
Food, beverage and tobacco	380.8	10.7	391.5	121.4	512.9	11.4
Textiles	366.0	17.5	383.5	44.4	427.9	16.1
Shoes	94.1	11.2	105.3	6.9	112.2	6.3
Wood and cork	171.0	6.6	177.6	14.4	192.0	7.1
Printing and publishing	218.1	16.3	234.4	31.3	265.7	8.4
Oil refining	13.7	—	13.7	22.2	35.9	0.4
Chemicals and rubber	289.1	5.4	294.5	37.0	331.5	7.9
Non-metallic minerals	259.0	3.2	262.2	35.8	298.0	5.7
Metallic products	282.4	6.4	288.8	36.8	325.6	7.6
Machinery, electronic and electric devices	235.3	13.1	248.4	47.7	296.1	12.6
Production of transport material	81.1	2.5	83.6	54.8	138.4	3.0
Other transforming industries	355.4	21.4	376.8	17.1	393.9	12.2
Electricity, gas and water	361.0	3.8	364.8	290.0	654.8	15.1
Construction	2 446.7	62.5	2 509.2	964.8	3 474.0	62.8
Wholesale and retail	2 603.9	100.6	2 704.5	513.8	3 218.3	107.7
Restaurant and hotels	413.8	7.1	420.9	67.6	488.5	9.0
Transport and communications	966.6	21.7	988.3	399.6	1 387.9	22.9
Financial institutions	2 098.8	23.5	2 122.3	297.0	2 419.3	114.3
Real estate	2 343.1	15.8	2 358.9	337.0	2 695.9	42.2
Services	1 420.2	16.7	1 436.9	527.0	1 963.9	32.4
Public services	397.3	8.3	405.6	47.5	453.1	7.1
Non-profit organisations	799.7	5.6	805.3	169.9	975.2	12.8
Mortgage-loans	8 325.6	158.9	8 484.5	—	8 484.5	157.6
Consumer loans	1 199.7	83.9	1 283.6	61.1	1 344.7	85.4
Other	435.8	33.7	469.5	223.8	693.3	43.1

TOTAL	26 926.9	663.2	27 590.1	4 413.4	32 003.5	820.1

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Loans and advances to customers are attributable to the following countries:

	2003				2004

	Loans	Overdue	Total	%	Loans	Overdue	Total	%

	(In millions of Euro)				(In millions of Euro)
Portugal	22 185.7	513.5	22 699.2	82.3	23 606.2	518.8	24 125.0	81.6
Spain	1 268.4	19.6	1 288.0	4.7	1 535.3	13.0	1 548.3	5.2
France	500.8	72.2	573.0	2.1	583.9	21.6	605.5	2.0
United Kingdom	581.7	4.8	586.5	2.1	637.7	4.4	642.1	2.2
Angola	21.3	0.8	22.1	0.1	44.6	—	44.6	0.2
USA	183.5	8.7	192.2	0.7	196.4	2.2	198.6	0.7
Brasil	63.5	0.6	64.1	0.2	34.6	6.1	40.7	0.1
Switzerland	27.1	10.2	37.3	0.1	64.1	—	64.1	0.2
Luxembourg	260.3	—	260.3	0.9	491.3	—	491.3	1.7
Gibraltar	95.1	—	95.1	0.3	76.1	—	76.1	0.3
British Virgin Islands	786.3	0.1	786.4	2.9	563.4	—	563.4	1.9
Bahamas	222.5	—	222.5	0.8	128.6	—	128.6	0.4
Other	730.7	32.7	763.4	2.8	1 022.1	4.7	1 026.8	3.5

	26 926.9	663.2	27 590.1	100.0	28 984.3	570.8	29 555.1	100.0

Less: provision for loan losses	(438.5)	(381.6)	(820.1)		(460.8)	(368.6)	(829.4)

	26 488.4	281.6	26 770.0		28 523.5	202.2	28 725.7

The movement on the Provision for loan losses is as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
At beginning of year	637.4	782.6	820.1
Disposal of subsidiaries	—	(38.9)*	—
Charges for the year	312.0	367.9	310.8
Write-back for the year	(80.2)	(103.9)	(91.9)
Write-offs for the year	(103.0)	(145.8)	(204.3)
Other adjustments	16.4	(41.8)	(5.3)

At end of year	782.6	820.1	829.4

*	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

The loan portfolio has the following maturities:

December 31,

	2003	2004

(In millions of Euro)
Up to 3 months	6 578.2	6 257.7
From 3 – 12 months	4 484.0	5 031.0
From 1 to 5 years	4 838.6	5 573.5
More than 5 years	11 026.1	12 122.1
Undetermined maturities (overdue loans and interest)	663.2	570.8

Total	27 590.1	29 555.1

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 7 — OTHER EQUITY HOLDINGS

	December 31,

	2003	2004	2003	2004

	Voting interest (%)		Book amount

			(In millions of Euro)

Portugal Telecom	2.68	2.88	327.2	327.2
PT Multimédia (PTM)	8.13	8.13	296.1	296.1
Bradesco ordinary shares	3.14	6.74	94.9	210.2
Bradesco preference shares	—	—	74.5	1.9
BMCE Bank	2.77	2.77	24.2	23.9
Interatlântico SA (IASA)(1)	19.00	19.00	—	—
Others(2)	—	—	27.5	29.0

			844.4	888.3
Provision for unrealised losses			(44.9)	(14.7)

			799.5	873.6

(1)
During 2002, the restructuring process of IASA was finalised. As a result, the Group increased its stake in Banco Bradesco SA (3.29%), and disposed of 81% of its stake capital in IASA. Currently, the Group holds 19% of the voting rights in IASA and 6.1% of the economic interest. However, the attributable share of the losses of IASA until the date of sale reduced the investment to zero. The gain on sale recognised by the Group in 2002 amounted to approximately EUR 6.5 million, net of minority interest.

(2)	Under Others are included the investments in associated companies accounted for under the equity method.

During 2004, the Group sold the major part of Banco Bradesco preference shares, which resulted in a loss of EUR 14.8 million before minority interests, mainly due to the exchange differences amounting to approximately EUR 54.3 million, capitalised as deferred costs in prior years in accordance with the Bank of Portugal rules. The loss incurred after minority interests amounts to EUR 4.9 million. This loss is the net effect of the provision, in the amount of EUR 54.3 million, set up in the year under Provisions for liabilities and charges for foreign exchange differences (see Note 19), and the realised gain (considering the book value of the investment net of the referred provision) in the amount of EUR 39.5 million, recognised under Other operating income, profit on sale of other equity holdings. The proceeds from this sale were fully reinvested in voting shares, raising the Group’s voting interest from 3.14% in 2003 to 6.74% in 2004.

As referred to in Note 1, in 2004, the Group sold its investments in Portline and Clarity. In 2003 these investments were included under Others.

The provisions for unrealised losses, as at December 31, 2004 and 2003, were determined based on Regulations no. 3/95 of June 30, and no. 4/2002 of July 25 issued by the Bank of Portugal, relating to the following companies:

	December 31,

	2003		2004

	(In millions of Euro)
Portugal Telecom(2)	14.6		—
PT Multimedia	25.6		9.7
Banco Bradesco	1.0		4.5
BMCE	1.3		0.5
Others	2.4		—

	44.9	(1)	14.7	(1)

(1)	From this amount EUR 14.7 million (2003: 42.5 million) were calculated and set up following the rules of Regulation no. 4/2002 issued by the Bank of Portugal.
(2)
In 2004, the unrealised losses in Portugal Telecom investment amounting to EUR 35.1 million, are within the 15% limit established by Regulation no. 4/2002, of the Bank of Portugal, therefore no provision is required by the referred rule.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The application of Regulation no. 4/2002, on a consolidated basis, to the eligible equity holdings (included both under Investment securities available for sale and under Other equity holdings), resulted in the identification of unrealised losses which were calculated using the average of the daily stock price over the last six months and are as follows:

					Provisions
Company	Acquisition Cost (1)	Market value (2)	Unrealised losses (3) = (1) – (2)	15% of the acquisition cost (4) = (1) x 15%	Total (5) = (3) – (4)	Minimum (6) = 40% x (5)	Remaining (Deduction in regulatory capital) (7) = (5) – (6)

	(In millions of Euro)
PT Multimedia	296.1	227.4	68.7	44.5	24.2	9.7	14.5
Banco Bradesco – Ordinary shares
Transition rule	116.6	87.8	28.8	17.5	11.3	4.5	6.8
BMCE	23.9	19.1	4.8	3.6	1.2	0.5	0.7
Novabase(1)
Transition rule	16.3	10.1	6.2	2.4	3.8	1.5	2.3
Others(1)	19.5	3.0	16.5	3.0	13.5	5.8	7.7

TOTAL	472.4	347.4	125.0	71.0	54.0	22.0	32.0

(1)	Equity holdings included under Investment securities available for sale

The unrecognised unrealised losses in relation to the other equity holdings included in the consolidated balance sheet as at December 31, 2003 and 2004, amount to EUR 195.0 million and EUR 89.2 million, respectively, considering, for the listed companies, the quoted market prices as at those dates.

As mentioned in Note 2, the application of the transition rules, as described for the above mentioned Regulation, allows the recognition of the unrealised losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be made over the following periods:

	Provisions
					Deduction to
					regulatory
	Statement of income	Reserves	Write-Off	Total Provision	capital (annual)	Total

	(In millions of Euro)

2002	2.7	29.2	—	31.9	45.4	77.3
2003	(1.8)	17.7	—	15.9	25.1	41.0
2004	0.1	(27.0)	(0.1)	(27.0)	(40.4)	(67.4)
2005	0.7	—	—	0.7	1.1	1.8
2006	0.5	—	—	0.5	0.8	1.3

	2.2	19.9	(0.1)	22.0	32.0	54.0

During 2004, based on Regulation no. 4/2002, the Group decreased its provisions in the amount of EUR 27.0 million (2003: EUR 15.9 million increase), of which EUR 27.0 million were written back against reserves (2003: charge to reserves of EUR 17.7 million), EUR 0.1 million were charged to the statement of income (2003: write back to the statement of income of EUR 1.8 million) and EUR 0.1 million were written-off. This resulted in a decrease in provisions for other equity holdings in the amount of EUR 27.8 million (2003: increase of EUR 16.5 million) and an increase in provisions for investment securities available for sale in the amount of EUR 0.8 million (2003: EUR 0.7 million). As a result, the banking group reserves increased in the amount of EUR 27.0 million, with an impact on the Group’s consolidated reserves of EUR 8.8 million, net of EUR 18.2 million of minority interests (2003: EUR 5.8 million decrease, net of EUR 11.9 million of minority interests).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2003			December 31, 2004

	Cost of acquisition	Revaluation	Total	Cost of acquisition	Revaluation	Total

	(In millions of Euro)
Cost
Land, buildings and leasehold improvements	353.2	161.0	514.2	359.1	161.7	520.8
Furniture and equipment	439.1	32.1	471.2	450.2	31.3	481.5
Work in progress	27.4	—	27.4	36.6	—	36.6

Total cost	819.7	193.1	1 012.8	845.9	193.0	1 038.9

Depreciation
Land, buildings and leasehold improvements	(132.5)	(58.0)	(190.5)	(138.1)	(59.6)	(197.7)
Furniture and equipment	(349.8)	(31.8)	(381.6)	(363.2)	(31.1)	(394.3)

Total accumulated depreciation	(482.3)	(89.8)	(572.1)	(501.3)	(90.7)	(592.0)

Net book value	337.4	103.3	440.7	344.6	102.3	446.9

The movement on Property and equipment (net) for the year 2004 was the following:

	Opening balance	Additions(1)	Disposals	Depreciation	Transfers	Ending balance

	(In millions of Euro)
Land, buildings and leasehold improvements	323.7	13.7	(10.2)	(14.5)	10.4	323.1
Furniture and equipment	89.6	22.2	(1.1)	(32.5)	9.0	87.2
Work in progress	27.4	29.0	(0.4)	—	(19.4)	36.6

Total	440.7	64.9	(11.7)	(47.0)	—	446.9

(1)	Additions include the effect of the revaluation of the buildings in the amount of EUR 7.2 million, performed by the insurance subsidiaries in accordance with the accounting policy described in Note 2.

The depreciation charge for the year 2004 amounts to EUR 47.0 million (2003: EUR 55.3 million, 2002: EUR 65.6 million).

The Group has commitments under various operating lease agreements for office properties and equipment through the years 2005 to 2008. At December 31, 2004, future minimum lease payments under non-cancellable operating leases with lease terms in excess of one year are as follows:

Year	(In millions of Euro)

2005	0.8
2006	0.8
2007	0.1
2008	—

1.7

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 9 — OTHER ASSETS

	December 31,
	2003	2004

	(In millions of Euro)
Investments in real estate	192.3	270.7
Receivable from clients on pending stock exchange transactions	396.1	361.0
Insurance premiums receivable	50.0	47.7
Prepayments	29.2	33.9
Sundry debtors	282.6	380.3
BES stock-based incentive plan	102.3	110.2
Lending transactions pending settlement	76.9	94.7
Accrued income	61.2	62.9
Futures and options	27.1	65.8
Collaterised deposits	19.5	39.5
Gold, other precious metals, numismatic, coins and other liquid assets	10.5	29.6
Deferred tax assets	31.9	32.8
Software	106.3	90.4
Work in progress (software)	53.8	26.9
Other intangibles	32.1	42.3
Deferred actuarial losses
Corridor	138.0	151.1
Outside the corridor	385.7	447.8
Deferred costs related to bonds issue	1 013.8	986.2
Exchange differences in investments	118.1	65.4
Debtors arising from direct insurance and reinsurance operations	21.2	20.3
Recoverable subsidies on mortgages loans	51.4	43.7

	3 200.0	3 403.2

Investments in real estate include the following:

	December 31,
	2003		2004

	Acquisition Cost	Fair value	Acquisition Cost	Fair value

	(In millions of Euro)
Investments arising from recovered loans
(real estate)	82.6	71.7	150.8	135.7
Investment property arising from insurance business
Life	29.1	36.9	33.4	42.0
Non-life	44.1	78.9	44.4	84.9
Other	5.3	4.8	8.7	8.1

	161.1	192.3	237.3	270.7

Investments arising from recovered loans (real estate) are accounted for net of a provision of EUR 15.1 million (2003: EUR 10.9 million) in order to reflect the unrealised losses related with these investments (see Note 19). Investment properties arising from insurance business are accounted for at market value according to the accounting policy described in Note 2. Other investments in real estate are accounted for net of provisions of EUR 0.6 millions (2003: EUR 0.5 millions) (see Note 19).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As at December 31, 2003 and 2004, the balance of Receivable from clients on pending stock exchange transactions, both in the assets and liabilities side (see Note 14), shows the net balance of the Group’s sale and purchase orders for which settlements has not yet been received or paid.

Insurance premiums receivable and Debtors arising out of direct insurance, reinsurance and sundry debtors from insurance operations as at December 31, 2003 and 2004 are net of a provision of EUR 15.9 million and EUR 12.5 million, respectively. The movement in this provision is shown on Note 19.

As at December 31, 2004 Sundry debtors include debtors arising from banking operations amounting to EUR 354.9 million (2003: EUR 245.2 million) and from insurance operations amounting to EUR 25.4 million (2003: EUR 37.4 million).

BES stock-based incentive plan represents loans to employees resulting from the sale of BES shares under a stock-based incentive plan. Under this plan, as at December 31, 2004, an amount of EUR 110.2 million (2003: EUR 102.3 million) was outstanding as a receivable representing 8.0 million shares (2003: 8.4 million shares).

As referred to in Note 2, the insurance companies accounted, for the first time in 2002, deferred tax resulting in the recognition of an asset of EUR 35.9 million. At the initial recognition, EUR 4.7 million was booked against Retained earnings of the companies with an impact of EUR 2.5 million net of minority interest on the Group’s Retained earnings, and EUR 31.2 million to the statement of income before minority interest. At December 31, 2004 the deferred tax asset amounted to EUR 32.8 million (2003: EUR 31.9 million), calculated using the approved tax rate of 27.5%.

The deferred tax asset recognised is analysed as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Tax losses carried forward	53.3	45.8
Temporary differences:
Unrealised losses on investment securities	13.1	10.4

Deferred tax asset (net)	66.4	56.2
Allowance for deferred tax asset	(34.5)	(23.4)

Deferred tax asset recognised	31.9	32.8

Deferred tax income/(charge) for the period	(4.0)	0.9

Explanation of the deferred tax for the year:

	December 31,
	2003	2004

	(In millions of Euro)
Reduction in the income tax rate	13.3	—
Change in allowance for deferred tax	(24.7)	(11.1)
Change in temporary differences and in tax losses carried forward	15.4	10.2

	4.0	(0.9)

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The movement in Intangible assets for the year 2004 was the following:

	Opening balance	Additions	Disposals	Amortisation	Transfers and others	Ending balance

	(In millions of Euro)
Software	106.3	13.4	(0.4)	(82.9)	54.0	90.4
Work in progress	53.8	27.8	(0.2)	—	(54.5)	26.9
Other intangibles	32.1	29.5	(0.4)	(19.4)	0.5	42.3

Total	192.2	70.7	(1.0)	(102.3)	—	159.6

The Amortisation charge for the year 2004 amounts to EUR 102.3 million (2003: EUR 101.9 million, 2002: EUR 90.6 million).

In accordance with the accounting policy described in Note 2, the actuarial gains and losses related with the pension plan are classified under Deferred actuarial losses. The amount outside the corridor (exceeding 10% of the greater of the plan assets on the projected benefit obligations) will be amortised over a period of 10 years (see Note 28). The amount within the corridor is not amortised.

As at December 31, 2003 and 2004, Deferred costs related to bonds issued correspond to the interest in the zero coupon bonds recognised as a liability for the value of their reimbursements against Deferred costs, in accordance with the rules issued by the Bank of Portugal.

The balance of Exchange differences in investments, represent the cumulative exchange differences, between the acquisition date and December 31, 2003 and 2004, of unconsolidated investments denominated in foreign currency, as defined in the accounting policy described in Note 2. The amount is mainly explained by the exchange difference arising from the investment in Banco Bradesco. The reduction in 2004 is mainly explained by the charge off, against the respective provision, of the exchange differences related to the preference shares of Banco Bradesco amounting to EUR 54.3 million following the respective sale as referred to in Note 7.

NOTE 10 — DEMAND AND TIME DEPOSITS

The following is a summary of the Group’s customer deposit accounts:

December 31,
	2003	2004

(In millions of Euro)
Demand deposits
Domestic	5 746.2	6 218.0
International	856.6	874.7

	6 602.8	7 092.7

Time deposits
Domestic	7 427.7	7 662.4
International	5 410.3	5 157.4

	12 838.0	12 819.8

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	December 31,
	2003	2004

	(In millions of Euro)
Total deposits
Non-interest bearing	126.4	79.7
Interest bearing	19 314.4	19 832.8

	19 440.8	19 912.5

Deposits by country
Domestic:
Non-interest bearing	4.7	4.1
Interest bearing	13 169.2	13 876.3

	13 173.9	13 880.4

International:
Non-interest bearing	121.7	75.6
Interest bearing	6 145.2	5 956.5

	6 266.9	6 032.1

	19 440.8	19 912.5

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	December 31,
	2003	2004

	(In millions of Euro)
Financing from interbank money market	157.7	160.3
Overdrafts	100.7	320.0
Short-term loans	297.6	57.7
Comercial paper	73.3	46.5
Others	1 183.2	161.0

	1 812.5	745.5

Unused lines of credit for short-term financing amount to EUR 52.1 million at December 31, 2004 (2003: EUR 57.2 million).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 12 — MATURITIES OF DEPOSITS AND SHORT-TERM BORROWINGS

Deposits, Securities sold under repurchase agreements and Other short-term borrowings are as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Deposits from banks	3 412.8	3 176.0
Demand deposits	6 602.8	7 092.7
Time deposits	12 838.0	12 819.8
Securities sold under repurchase agreements	458.2	1 487.6
Other short-term borrowings	1 812.5	745.5

	25 124.3	25 321.6

Deposits, Securities sold under repurchase agreements and Other short-term borrowings have the following maturities:

	December 31,
	2003	2004

	(In millions of Euro)
Demand	6 805.9	7 379.8
Up to 3 months	14 010.5	13 633.2
From 3 to 12 months	2 917.3	2 802.5
From 1 to 5 years	1 236.4	1 190.2
From 5 to 10 years	83.6	312.9
More than 10 years	70.6	3.0

Total	25 124.3	25 321.6

NOTE 13 — INSURANCE RESERVES

Below is the break-down of the insurance reserves:

	December 31,
	2003			2004
	Direct	Reinsurance		Direct	Reinsurance
	business	ceded	Net	business	ceded	Net

	(In millions of Euro)
Unearned premiums reserve	113.8	11.1	102.7	114.7	11.6	103.1
Life assurance reserve	4 220.3	0.3	4 220.0	4 446.4	0.3	4 446.1
Claims outstanding	488.1	35.3	452.8	498.1	37.4	460.7
Unexpired risk reserve	8.0	—	8.0	3.5	—	3.5
Bonus and rebates reserve	10.7	2.8	7.9	17.3	3.3	14.0
Equalisation reserve	2.7	—	2.7	2.9	—	2.9
Life assurance policies reserve where the risk on investment is borne by the policyholders	589.4	—	589.4	899.7	—	899.7

	5 433.0	49.5	5 383.5	5 982.6	52.6	5 930.0

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The unearned premiums reserve of direct business is net of deferred acquisition costs and is as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Unearned premiums	139.3	140.3
Deferred acquisition costs	(25.5)	(25.6)

	113.8	114.7

The direct life assurance reserve is net of deferred acquisition costs, as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Life assurance reserve	4 220.9	4 446.7
Deferred acquisition costs	(0.6)	(0.3)

	4 220.3	4 446.4

The following are the actuarial assumptions used in the calculation of the present value of the life assurance reserve:

	Mortality rate	Technical rate

Saving products
Until December 31, 1997	GKM 80	4%
From January 1, 1998 until June 30, 1999	GKM 80	3.25%
Since July 1, 1999	GKM 80	3% and 2.5%
Since March 1, 2003	GKM 80	2.75%
Since January 1, 2004	GKM 80	*

Life insurance
Annuities – Until June 30, 2002	TV 73/77	4%
Since July 1, 2002	TV 73/77	3%
Since January 1, 2004	GKF 95	3%
Others	TV 73/77	4%

Death insurance	GKM 80	4%

Endowment
Until September 30, 1998	GKM 80	4%
Since October 1, 1998	GKM 80	3.25%

*	Since 2004, saving products do not have a minimum guaranteed rate. This rate is established at the beginning of each year. For 2004 the minimum guaranteed rate was 2%.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The technical reserve for life assurance policies where the risk on investment is borne by the policyholders, represents the capitalised value of the premiums received related to “unit linked” policies plus the respective investment income.

Claims outstanding are the following:

	December 31,
	2003			2004
	Direct	Reinsurance		Direct	Reinsurance
	business	ceded	Net	business	ceded	Net

	(In millions of Euro)
Life assurance	44.4	2.3	42.1	32.6	2.6	30.0
Workmen’s compensation	149.1	0.6	148.5	147.4	0.5	146.9
Other lines of business	294.6	32.4	262.2	318.1	34.3	283.8

	488.1	35.3	452.8	498.1	37.4	460.7

Claims outstanding represent unsettled claims occurring before December 31, 2003 and 2004 and include an amount of EUR 28.5 million and EUR 31.9 million, respectively for incurred but not reported claims (IBNR), net of reinsurance. Included in the amount of claims outstanding for workmen’s compensation is EUR 116.1 million and EUR 108.9 million at December 31, 2003 and 2004, respectively, relating to the mathematical reserve for workmen’s compensation.

Additionally, the claims outstanding provision includes an estimation of future costs related with the settlement of pending claims (expense reserve), both declared and non-declared, in the amount of EUR 9.2 million.

NOTE 14 — ACCRUED INTEREST AND OTHER LIABILITIES

	December 31,
	2003	2004

	(In millions of Euro)
Income tax payable	35.5	29.6
Public sector	36.5	43.4
Non resident creditors	31.7	41.5
Suppliers	44.2	32.9
Other creditors	175.2	126.8
Creditors arising from direct insurance operations	29.8	28.9
Creditors arising from reinsurance operations	16.2	13.7
Fund for future distribution – life insurance operations	8.5	16.5
Accrued interest on deposits	86.9	74.9
Accrued interest on borrowings	176.8	209.5
Accrued expenses	24.8	54.7
Deferred income	41.2	52.1
Other sundry liabilities	131.2	267.5
Stock exchange transactions pending settlement	552.0	146.0
Collections pending settlement	38.3	18.7
Bonuses and vacations payable	38.2	39.7
Provision for pension and similar charges	—	8.2
Provision for general banking risks	127.0	152.3
Provision for liabilities and charges	76.7	81.6

	1 670.7	1 438.5

The movement in Provision for pension and similar charges, Provision for general banking risks and Provision for liabilities and charges is presented in Note 19. The Provision for pension and similar charges refers to a provision made by BESSA, a fully owned subsidiary located in Spain, for early retirement commitments.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As at December 31, 2004 Other creditors include an amount of EUR 94.2 million (2003: EUR 110.4 million) related to creditors arising from banking operations and EUR 32.6 million (2003: EUR 64.8 million) related to creditors arising from insurance operations.

NOTE 15 — CORPORATE BORROWINGS AND LONG-TERM DEBT

	December 31, 2003			December 31, 2004
Borrowing entity	Amount	Weighted average interest rate	Maturity/year	Amount	Weighted average interest rate	Maturity/year

	(In millions of Euro)
BES
Bank borrowings	1 325.9	2.5%	2006-2017	1 656.0	2.5%	2006-2017
Corporate Bonds	2 324.3	3.7%	2004-2028	1 723.3	4.9%	2005-2028
Corporate Bonds	254.6	a)	2004-2008	798.1	a)	2005-2019
Subordinated debts	227.5	5.8%	2006-2014	114.2	6.0%	2006-2014
BES Finance
Subordinated debts	1 176.0	6.5%	2009-perpetual	1 736.7	6.0%	2009-2015
Corporate Bonds	4 198.5	2.3%	2004-2010	5 284.8	2.4%	2005-2029
Corporate Bonds	17.8	3M HKD HIB.	2006	—	—	—
BES Investimento
Long-term debt	7.8	—	2005	8.0	—	2005
Unsecured bond indentures	109.3	5.2%	2004-2011	120.1	4.9%	2005-2024
Subordinated debts	58.3	3.2%	2006-2033	59.2	3.2%	2006-2033
BIC
Long-term debt	30.0	2.7%	2007	25.0	2.5%	2007
Subordinated debts	67.4	3.7%	Perpetual	24.1	3.9%	Perpetual
Corporate Bonds	1 978.3	5.3%	2005-2015	1 950.3	5.7%	2005-2015
ESF (P)
Debenture loan	125.8	2.6%-4.5%	2006-2011	97.5	2.7%-4.5%	2005-2008
BESV
Long-term debt	9.7	5.0%	Undetermined	9.7	6.0%	Undetermined
BESPAR
Long-term debt	203.0	3.3%	2006	203.0	3.3%	2006
Shareholders’ loans from minority interest	33.6	—	Undetermined	33.6	—	Undetermined
BESLEASING E FACTORING SA (b)
Long-term debt	—	—	2004-2007	510.0	2.9%	2005-2009
Corporate Bonds	—	—	2005	40.9	2.9%	2005-2014
Subordinated debts	—	—	2009	22.0	3.4%	2001-2014
BESLEASING Mobiliária SA (b)
Long-term debt	135.0	2.9%	2004-2007	—	—	—
Corporate Bonds	17.5	2.7%	2005	—	—	—
Subordinated debts	12.0	3.3%	2009	—	—	—
BESLEASING Imobiliária SA (b)
Long-term debt	232.5	3.4%	2004-2008	—	—	—
Corporate Bonds	7.9	2.9%	2009-2010	—	—	—
Subordinated debts	7.0	3.5%	2011	—	—	—
BES Açores
Corporate Bonds	—	—	—	35.0	2.5%	2007
PARTRAN
Shareholders’ loans from minority interest	21.2	—	Undetermined	22.0	—	Undetermined
ADVANCECARE
Long-term debt	1.2	5.3%	2004	—	—	—
CREDIFLASH
Long-term debt	27.5	3.0%	2004	42.5	2.9%	2004
BESIL
Corporate Bonds	100.0	3.2%	2013	338.6	4.3%	2013-2019
ESFIL
Floating rate notes	120.0	3M Eurib + 0.7%	2008	120.0	3M Eurib + 0.7%	2008
TRANQUILIDADE-VIDA
Subordinated debts	90.0	4.4%-4.7%	2022-perpetual	90.0	4.4%-4.7%	2022-perpetual
Others subsidiaries
Long-term debt	3.7	—	2007-undetermined	3.4	—	2007-undetermined

TOTAL	12 923.3			15 068.0

a)	Variable rate based on the valuation of indexes linked to “world indexes basket” or “utilities equity basket”.
b)	In 2004, Besleasing Mobiliária and Euroges merged into Besleasing Imobiliária which changed its name to Besleasing e Factoring, SA.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Maturities of corporate borrowings and long-term debt at December 31, 2003 and 2004 are as follows:

Carrying amount
December 31,
	2003	2004
(In millions of Euro)
2004	1 640.5	—
2005	1 151.2	1 351.6
2006	1 464.8	1 434.0
2007	1 136.7	1 637.8
2008	607.1	1 604.2
Thereafter	6 923.0	9 040.4

	12 923.3	15 068.0

NOTE 16 — CONVERTIBLE BONDS

	December 31,
	2003	2004
	(In millions of Euro)
4.75% Convertible bonds due 2006	200.0	200.0
3.47% Convertible bonds due 2007	110.0	110.0

	310.0	310.0

ESFG has the following convertible bond issues outstanding at December 31, 2004:

– EUR 200 million – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 12, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time, at the option of the holder, from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the bonds have been converted to date.

– EUR 110 million – 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated February 7, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible, at the option of the holder, on or after March 19, 2002 into Ordinary Shares at an initial conversion price of EUR 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the bonds have been converted to date.

NOTE 17 — MINORITY INTERESTS

Minority interests is analysed as follows:

	December 31,
	2003	2004
	(In millions of Euro)
BES Group	1 634.0	1 765.5
Including :
(BES FINANCE	450.0	600.0)
(ESOL	119.5	—)
ESFG Overseas	278.0	275.1
Others	255.3	274.6

	2 167.3	2 315.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Minority interests of ESFG Overseas and BES FINANCE include the following equity instruments issued by these subsidiaries and owned by third parties:

– EUR 127.8 million of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas) and EUR 153.4 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas’ ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG. At the end of 2004, EUR 6.1 million is held by companies within the Group (2003: EUR 3.2 million).

– EUR 600.0 million 5.58% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by BES, issued by BES FINANCE Ltd (EUR 450.0 million in July 2003 and EUR 150.0 million in March 2004). These preference shares pay dividends if and when declared by the Board of Directors. BES FINANCE is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BES FINANCE’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

In September 2004, ESOL reimbursed the USD 150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999. This amount was included under Minority interests in 2003.

NOTE 18 — SHAREHOLDERS’ EQUITY

Ordinary shares

During the three year period ended December 31, 2004 the number of issued ordinary shares was 47 908 555.

Treasury shares

An extraordinary general shareholders meeting of December 3, 1998 authorised ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general shareholders meeting agreed to extend this authorisation for an additional 18 months under the same conditions. This authorisation was not renewed for any further period.

During 2003 the Company sold its 2,322,414 treasury shares, which had a book value of EUR 35.9 million as at December 31, 2002, realising a net gain of EUR 4.5 million that was accounted for as a movement in reserves in that year.

Legal reserve

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. This legal reserve is not available for distribution.

Within the context of the legal requirements applicable to the Group and its subsidiaries, a minimum of 10% of annual net income must be transferred to a legal reserve until the balance in the reserve is equal to the amount of share capital. The reserve is used to absorb losses in the event that retained earnings and other reserves are eliminated. It may also be used to increase the amount of share capital in the event of a one-for-one bonus issue or a share dividend, but is otherwise not available for distribution.

At December 31, 2004, total retained earnings of all ESFG companies attributable to such legal reserves, net of minority interests, amounted to EUR 92.3 million (2003: EUR 80.0 million).

Revaluation reserve

BES, BIC and the Group’s subsidiaries involved in the insurance sector have revalued their Property and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash, but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilised to compensate unrealised losses (of real estate/securities).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As at December 31, 2004, the revaluation reserve was incorporated in capital (Banking sector) or used to absorb unrealised losses (Insurance sector).

Goodwill

As at November 1997, the unamortised net goodwill of EUR 199.5 million (already deducted from accumulated amortisations of EUR 93.6 million) was fully written off against share premium (EUR 114.6 million) and retained earnings (EUR 84.9 million). Since then Goodwill is charged directly against reserves in the year of acquisition (see Note 2).

The component of goodwill and the related accumulated amortisation, the net amount of which is fully written off against reserves, is as follows:

	December 31,

	2003				2004

	(In millions of Euro)
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill

BES	265.0	44.3	220.7	1991	116.2	265.6	44.3	221.3
				1992	30.9
				1999	15.7
				2000	67.9
				2001	16.1
				2002	3.4
				2003	7.7
				2004	0.6
				Other	7.1
Tranquilidade	254.0	28.0	226.0	1991	78.1	265.3	28.0	237.3
				2000	170.2
				2004	11.3
				Other	5.7
BESI SA	21.2	8.5	12.7	1986	8.4	21.2	8.5	12.7
				1989	7.9
				2000	3.1
				Other	1.8
BIC	9.4	4.3	5.1	1986	2.8	9.4	4.3	5.1
				1987	5.9
				1991	3.1
				1996	(6.7)
				2000	1.5
				Other	2.8
ESB	7.6	6.1	1.5	1985	8.9	7.6	6.1	1.5
				2000	(1.8)
				Other	0.5
BESV	(30.0)	—	(30.0)	1985	5.9	(30.0)	—	(30.0)
				2000	(36.5)
				Other	0.6
ESIA(1)	11.3	—	11.3	2000	11.3	—	—	—
				2004	(11.3)
ESAF	22.2	—	22.2	2000	26.5	22.2	—	22.2
				2001	(5.2)
				Other	0.9
Others	19.3	2.4	16.9	1985	2.7	15.3	2.4	12.9
				2000	4.1
				2001	3.0
				2002	7.8
				2004	(4.0)
				Other	1.7

TOTAL	580.0	93.6	486.4			576.6	93.6	483.0

(1)	Due to the merger of ESIA into Tranquilidade in December 2004, the respective goodwill was allocated to the goodwill of the incorporating Company

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The decrease in goodwill is analysed as follows:

December 31,

2004

(In millions of Euro)
BES	0.6
Others	(4.0)

(3.4)

NOTE 19 — PROVISIONS

The movements in provisions included in assets and liabilities for the years ended December 31, 2003 and 2004 were as follows:

	Provisions included in Assets

	Interest-earning deposits with banks	Insurance operations(1)	Other equity holdings	Loans and advances to customers	Invesment in real estate	Total

	(In millions of Euro)
Balance 31.12.2002	0.5	16.3	30.1	782.6	9.9	839.4
Regulation no. 4/2002 (through shareholders’ equity)	—	—	17.0	—	—	17.0
Disposal of subsidiaries	—	—	—	(38.9)	—	(38.9	)(2)
Exchange differences and others	—	—	—	(1.0)	—	(1.0)
Transfers	—	—	—	(40.8)	—	(40.8)
Charge for the year	—	1.0	—	367.9	2.5	371.4
Write-back for the year	(0.1)	(1.2)	(2.2)	(103.9)	—	(107.4)
Write-offs	—	(0.2)	—	(145.8)	(1.0)	(147.0)

Balance 31.12.2003	0.4	15.9	44.9	820.1	11.4	892.7
Regulation no. 4/2002 (through shareholders’ equity)	—	—	(27.8)	—	—	(27.8)
Exchange differences and others	—	1.3	—	(1.7)	—	(0.4)
Transfers	—	—	(2.4)	(3.6)	—	(6.0)
Charge for the year	—	0.7	—	310.8	6.4	317.9
Write-back for the year	—	(5.0)	—	(91.9)	—	(96.9)
Write-offs	—	(0.4)	—	(204.3)	(2.1)	(206.8)

Balance 31.12.2004	0.4	12.5	14.7	829.4	15.7	872.7

(1)	Relates to Insurance premiums receivable and Debtors arising out of direct insurance and reinsurance operations and Sundry debtors from the Insurance Group (see Note 9)
(2)	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	Provisions included in Liabilities

	Provision for pension and similar charges	Provision for general banking risks	Provision for liabilities and charges	Total

	(In millions of Euro)
Balance 31.12.2002	4.7	14.6	56.9	76.2
Exchange differences and others	—	0.3	(12.3)	(12.0)
Transfers	(0.5)	20.6	22.4	42.5
Charge for the year	0.8	92.0	38.0	130.8
Write-back for the year	—	(0.5)	(5.4)	(5.9)
Write-offs for the year	(5.0)	—	(22.9)	(27.9)

Balance 31.12.2003	—	127.0	76.7	203.7
Exchange differences and others	6.5	(1.3)	(0.4)	4.8
Transfers	2.7	17.5	(16.3)	3.9
Charge for the year	2.7	66.3	59.2	128.2
Write-back for the year	—	(57.2)	(16.2)	(73.4)
Foreign exchange charge for the year(3)	—	—	54.3	54.3
Write-offs for the year(4)	(3.7)	—	(75.7)	(79.4)

Balance 31.12.2004	8.2	152.3	81.6	242.1

(3)	Relates to the exchange differences in investment in Banco Bradesco preference shares as referred to in Notes 7 and 9.
(4)	Includes a write-off in the amount of EUR 54.3 million following the sale of Banco Bradesco preference shares (see Note 7).

NOTE 20 — INSURANCE PREMIUMS AND OTHER INSURANCE INCOME

Insurance premiums and Other insurance income are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Insurance premiums
– life sector	702.1	859.3	898.7
– non-life sector	378.2	398.7	407.1

Total Insurance premiums	1 080.3	1 258.0	1 305.8

Other insurance income
Net Investment income	(7.6)	187.7	183.5
Other income	2.0	15.5	24.7

Total Other insurance income	(5.6)	203.2	208.2

Total Insurance premiums and Other insurance income	1 074.7	1 461.2	1 514.0

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Gross written premiums from the life assurance business are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Gross written premiums
Individual policies	651.7	800.9	837.3
Group policies	50.4	58.4	61.4

	702.1	859.3	898.7

Annual premiums	125.6	202.9	192.8
Single premiums	576.5	656.4	705.9

	702.1	859.3	898.7

Contracts without profit sharing	225.7	145.4	152.1
Contracts with profit sharing	332.3	473.3	446.0
Contracts where the investment risk is borne by the policyholders	144.1	240.6	300.6

	702.1	859.3	898.7

Gross written premiums and earned premiums from non-life business are analysed as follows:

	2002		2003		2004

	Written premiums	Earned premiums	Written premiums	Earned premiums	Written premiums	Earned premiums

	(In millions of Euros)
Direct business
Accident and health	98.2	100.0	107.2	107.5	105.5	103.8
Fire and other hazards	68.1	65.1	71.3	69.7	73.4	71.9
Motor	199.3	194.5	192.1	191.1	196.3	199.5
Maritime, airline and transportation	9.7	9.8	10.3	10.2	9.1	9.2
Third party liabilities	6.6	6.2	7.3	7.3	9.1	8.7
Credit and suretyship	0.7	0.7	0.7	0.7	0.5	0.3
Other	1.8	1.8	11.7	12.2	11.4	13.3

	384.4	378.1	400.6	398.7	405.3	406.7
Reinsurance accepted	—	0.1	—	—	0.6	0.4

	384.4	378.2	400.6	398.7	405.9	407.1

Net investment income includes:

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Interest and dividends on securities	125.0	112.2	141.7
Realised (losses)/gains	(5.9)	74.1	26.7
Unrealised (losses)/gains	(126.7)	1.4	15.1

Total	(7.6)	187.7	183.5

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 21 — OTHER OPERATING INCOME

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)

Reimbursment of sundry expenditures	2.9	1.5	1.4
Interest income on non-accrual loans	8.2	2.0	7.1
Recovery of interest income on non-accrual loans	2.4	2.1	8.6
Banking services	91.2	97.0	114.4
Non-banking sundry services	15.0	4.9	6.6
Profit on sale of subsidiaries	8.4	65.3	57.2
Profit on sale of other equity holdings	—	—	64.6
Profit on disposal of fixed assets	5.3	9.6	5.7
Other trading income	2.4	26.8	8.5
Others	16.6	25.8	6.9

	152.4	235.0	281.0

In 2003, the profit on sale of subsidiaries relates to the sale of the 45% stake in Credibom, as referred to in Note 1. In 2004, the profit on sale of subsidiaries include the gains on the sale of the remaining 15% interests in Credibom and of 80% of the shareholdings in ES Concessões. In 2004 the profit on sale of other equity holdings include the sale of the investments in Portline and in Clarity, as referred to in Note 1 and the sale of preference shares of Bradesco, as referred to in Note 7.

NOTE 22 — SALARIES AND BENEFITS

As at December 31, 2003 and 2004 the number of ESFG employees was distributed among the following broadly defined business areas:

December 31,

	2003	2004

Banking sector employees	8 598	8 719
Insurance sector employees	1 141	1 026

	9 739	9 745

Below the distribution by category:

	December 31,

	2003	2004

Senior management	719	671
Management	1 372	1 444
Specific functions	3 279	3 420
Administrative employees	4 237	4 103
Ancillary services	132	107

	9 739	9 745

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 23 — INSURANCE BENEFITS AND CLAIMS

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims and other reserves
– life sector	803.1	982.6	1 038.8
– non-life sector	235.2	218.0	242.2
Participation in results	14.8	28.3	22.6

Total	1 053.1	1 228.9	1 303.6

Claims and other reserves for the life sector are as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	362.0	576.0	522.8
Reinsurance share	(2.5)	(2.0)	(2.5)

	359.5	574.0	520.3

Change in claims reserve
Gross amount	17.1	(1.8)	(11.9)
Reinsurance share	(0.1)	(1.0)	(0.3)

	17.0	(2.8)	(12.2)

	376.5	571.2	508.1

Change in life assurance reserve
Gross amount	306.1	179.3	220.4
Reinsurance share	(0.1)	(0.1)	—

	306.0	179.2	220.4

Change in reserve for life assurance where the investment risk is borne by the policyholders	120.6	232.2	310.3

	803.1	982.6	1 038.8

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Claims and other reserves for the non-life sector are as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	247.6	258.7	243.0
Reinsurance share	(24.1)	(21.3)	(17.5)

	223.5	237.4	225.5

Change in claims reserve
Gross amount	12.1	(6.5)	22.7
Reinsurance share	3.8	(4.8)	(1.8)

	15.9	(11.3)	20.9

Change in other insurance reserves	(4.2)	(8.1)	(4.2)

	235.2	218.0	242.2

The gross amount of claims paid and change in claims reserve for the non-life sector are as follows:

	Year ended December 31,

	2002		2003		2004

		Change in		Change in		Change in
	Claims paid	claims reserve	Claims paid	claims reserve	Claims paid	claims reserve

	(In millions of Euro)
Direct business
Accident and health	77.4	(3.4)	78.9	(11.5)	74.6	(3.2)
Fire and other hazards	28.7	1.2	34.4	1.1	33.3	(2.1)
Motor	131.8	13.5	137.1	1.7	125.5	26.6
Maritime, airline and transportation	5.4	0.3	3.9	—	3.9	(0.3)
Third party liabilities	2.6	0.7	2.4	1.1	2.1	3.8
Credit and suretyship	1.2	(0.5)	0.1	—	(0.1)	0.3
Legal	0.1	—	—	—	—	—
Other	0.4	0.1	1.9	1.3	2.0	(1.4)

	247.6	11.9	258.7	(6.3)	241.3	23.7
Reinsurance accepted	—	0.2	—	(0.2)	1.7	(1.0)

	247.6	12.1	258.7	(6.5)	243.0	22.7

NOTE 24 — INSURANCE UNDERWRITING AND RELATED EXPENSES

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Underwriting expenses, net of reinsurance	21.1	25.8	25.4
Reinsurance premiums earned	64.9	58.9	60.5

Total	86.0	84.7	85.9

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Reinsurance premiums earned are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Direct business
Life	7.5	8.5	8.6
Accident and health	13.2	8.7	10.9
Fire and other hazards	22.7	22.7	22.4
Motor	6.4	2.6	3.8
Maritime, airline and transportation	6.1	6.4	4.5
Third party liabilities	1.3	1.3	1.6
Credit and suretyship	0.6	0.5	0.2
Other	7.0	8.2	8.1

	64.8	58.9	60.1
Reinsurance accepted	0.1	—	0.4

Total	64.9	58.9	60.5

NOTE 25 — OTHER EXPENSES

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Membership and donations	2.1	3.0	3.6
Administrative expenses	211.8	199.0	210.0
Contribution to the depositors guarantee fund	3.3	2.9	3.4
Direct and indirect taxes other than income tax	12.3	20.6	20.6
Legal fees	5.9	5.7	4.9
Advertising	28.6	29.8	39.6
Consulting services	18.2	10.6	6.1
Travel and representation expenses	23.4	22.1	23.9
Interest on Tranquilidade-Vida subordinated debt	—	4.5	4.1
Provision for other liabilities and charges	1.3	32.6	97.3
Provision for general banking risks	0.5	91.5	9.1
Provision for pension and similar charges	—	0.8	2.7
Provision for investment in real estate	2.9	2.5	6.4
Restructuring costs	3.3	12.7	17.3
Others	31.5	36.2	37.3

	345.1	474.5	486.3

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 26 — INCOME TAXES

Income tax expense is analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Current
Portugal	35.9	50.6	43.7
Other	9.3	12.6	6.3
Deferred
Portugal	(31.2)	4.0	(0.9)
Other	0.2	(0.5)	—

	14.2	66.7	49.1

Tax attributable to minority interests	14.7	40.4	30.0

A reconciliation between the statutory income tax rate in Portugal and the effective tax rate of the Group is shown in the following table (percentages):

	Year ended December 31,

	2002		2003		2004

Portuguese statutory rate	33.0%		33.0%		27.5%
Decrease of statutory rate in Portuguese Group companies due to Tax benefits on interest income from Portuguese government securities	(2.3%	)	—		—
Tax on provisions under Regulation Nº 4/2002	—		—		2.6%
Tax benefits on distribution of bonus payments to employees	(8.9%	)	(2.7%	)	(3.4%	)
Tax benefits on tax-exempt operations	(40.6%	)	(3.9%	)	(12.6%	)
Tax benefits on sale of participations	—		—		(5.0%	)
Tax benefits related with early retirement	(29.5%	)	(5.3%	)	(4.2%	)
Tax benefits on change in valuation allowance for DTA	—		(1.6%	)	(3.8%	)
Other taxable costs and non-tax income (net)	14.9%		—		7.9%
Deferred tax assets	27.1%		(2.4%	)	1.0%
Negative results with no tax effect	13.4%		7.7%		3.5%
Others	(1.2%	)	(5.4%	)	(0.7%	)
Decrease of statutory rate in non-Portuguese Group companies	(1.6%	)	(0.4%	)	(0.5%	)
Increase of statutory rate in non-Portuguese Group companies due to:
Tax on dividends received	2.3%		0.9%		0.7%
Tax not recognised on negative results	13.3%		5.1%		3.9%
Tax benefits on tax-exempt operations	—		(0.5%	)	0.2%

Effective tax rate	19.9%		24.5%		17.1%

In 2002 insurance companies recognised a deferred tax asset, included under Other assets (see Note 9) of EUR 35.9 million of which EUR 4.7 million were taken to retained earnings of the companies and EUR 31.2 million to the statement of income of the year. At the end of 2004 the deferred-tax asset included under Other assets amounts to EUR 32.8 million (2003: EUR 31.9 million) calculated using the approved tax rate of 27.5%.

Income before income taxes and minority interests split between Portuguese and non-Portuguese Group companies are presented under Note 29 – Financial information by geographical area.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The principal subsidiaries of the Group operate in Portugal and are subject to corporate taxation. The Portuguese tax authorities have the right to review and, if necessary, amend the annual tax return for a period of generally 4 years after the year to which it relates or 6 years for reported tax losses. It is not possible to give a precise estimate of the adjustments which might eventually be made by the tax authorities. However, in the opinion of the Board, it is not expected that any additional assessments will be made for amounts significant to the financial statements. The subsidiaries operating outside of Portugal are also subject to corporate taxes.

NOTE 27 — EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of ordinary shares outstanding, which includes contingently issuable shares where all necessary conditions for issuance have been satisfied. For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table:

	Year ended December 31,
	2002		2003		2004

	(In millions of Euro, except per share data)

Net income (loss)	(45.1)		35.9		52.7
Numerator for diluted earnings per share	(45.1	)(1)	35.9	(1)	52.7	(1)
Denominator for basic earnings per share – weighted-average shares	43,253,371		45,643,406		47,908,555
Denominator for diluted earnings per share – weighted-average number of ordinary shares and dilutive potential ordinary shares	43,253,371	(1)	45,643,406	(1)	47,908,555	(1)
Basic earnings per share	(1.04)		0.79		1.10
Diluted earnings per share	(1.04)		0.79		1.10
(1)
Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 16), amounts to EUR 1.13 in 2004 and EUR 1.11 in 2003, thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

NOTE 28 — PENSION PLAN

As described in Note 2, the Group’s companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension liabilities for the Group companies is performed annually, with the latest valuation performed as at December 31, 2004.

The key assumptions considered in the actuarial studies for December 31, 2003 and 2004 used to determine the present value of the pension benefits for the employees are as follows:

	Insurance	Insurance	Banking	Banking
	2003	2004	2003	2004

	Projected unit credit
Method of estimation
Mortality table	GKF 95	GKF 95	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	2.75%	2.75%
Rate of return on assets	5.50%	5.25%	5.50%	5.25%
Rate of growth of pensions	0.00%	0.00%	1.75%	1.75%
Rate of growth of early retirement pensions	2.00%	2.00%	—	—
Discount rate	5.50%	5.25%	5.50%	5.25%
Technical rate	3.00%	3.00%	5.50%	5.25%
Discount rate of early retirement pensions	5.50%	5.25%	—	—

No disability retirements are considered in the calculations of total liabilities.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

In 2004, in order to adjust the actuarial valuations to the present economic environment, the Board of Directors of the Group companies approved a change in the assumptions used as explained above. The consequent increase in total liabilities amounted to approximately EUR 50.3 million (2003: EUR 44.9 million). In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, the amount related to the banking subsidiaries in the total of EUR 49.2 million (2003: EUR 43.9 million), was deferred under Other assets, and will be amortised over a period of 10 years.

The foregoing assumptions comply with the guidelines issued by the Bank of Portugal and the ISP.

At December 31, 2003 and 2004 the number of participants covered by the pension plan is as follows:

	December 31,

	2003	2004

Employees	6 780	6 669
Pensioners	4 455	4 671
Widows and other direct relatives	791	824

Total participants	12 026	12 164

Pension liabilities and fair value of plan assets as at December 31, 2003 and 2004 are the following:

	December 31,

	2003	2004

	(In millions of Euro)
Total liabilities	1 454.1	1 584.3
Fair value of plan assets	(1 405.7)	(1 550.4)
Accruals	(0.9)	(0.8)

	47.5	33.1
Unrecognised prior service costs	(54.8)	(42.4)

Excess coverage	7.3	9.3

Additionally, Tranquilidade and Esumédica have transferred part of their liabilities to Tranquilidade-Vida, through the acquisition of life insurance policies. The number of pensioners covered by these policies is 467 (2003: 482), and the total liability amounts to EUR 17.9 million (2003: 17.2 million), which is included in insurance reserves, life insurance provisions of Tranquilidade-Vida.

The unrecognised prior service costs relates to the amount of the shortfall calculated as at December 31, 1994 regarding employees with estimated retirement date after December 31, 1997, which, according to the accounting policy described in Note 2, is charged to the statement of income on a systematic basis during the expected service years of these employees. Annually this amount is subject to extraordinary amortisations (anticipation) due to the reductions that occurred in the population covered by this scheme.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The pension liabilities increased in 2003 and 2004 as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Liabilities at the beginning of the year	1 209.9	1 454.1
Service cost	18.8	18.9
Employees contributions	1.9	2.4
Interest cost	72.0	79.4
Curtailment costs – banking subsidiaries	55.7	67.1
insurance subsidiaries	0.6	0.3
Benefits paid	(80.5)	(87.5)
Changes in actuarial assumptions	44.9	50.3
Actuarial losses (gains)	132.6	(0.5)
Acquisition (disposal) of subsidiaries and other	(1.8)	(0.2)

Liabilities at the end of the year	1 454.1	1 584.3

Pensioners	1 083.6	1 171.8
Employees	370.5	412.5
Unrecognised prior service costs	(54.8)	(42.4)

	1 399.3	1 541.9

Fair value of plan assets	1 405.7	1 550.4
Accruals	0.9	0.8

Total coverage	1 406.6	1 551.2

Excess coverage	7.3	9.3

Liabilities for future services	390.9	489.5

The changes in the fair value of plan assets during 2003 and 2004 are as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Opening balance	1 139.0	1 405.7
Acquisition (disposal) of subsidiaries and other	(1.1)	0.5
Group contributions	258.9	162.4
Employees contributions	1.9	2.4
Pensions paid	(80.5)	(87.5)
Actual return on plan assets	87.5	66.9

	1 405.7	1 550.4
Accruals	0.9	0.8

Total coverage	1 406.6	1 551.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The amount recognised as a cost by the Group in 2004 amounts to EUR 86.8 million (2003: EUR 78.2 million, 2002: EUR 63.1 million) and includes:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Service cost	16.2	18.8	18.9
Interest cost	63.8	72.0	79.4
Expected return on plan assets	(54.5)	(63.9)	(72.1)

Current expenses	25.5	26.9	26.2
Actuarial (gains)/losses and changes in assumptions – insurance business	5.6	(1.4)	0.4
Amortisation of actuarial (gains)/losses and changes in assumptions – banking business	0.2	15.2	27.1
Curtailment cost – insurance business	2.5	5.1	0.3
Amortisation of curtailment costs – banking business	8.1	13.7	20.4
Amortisation of unrecognised prior service costs – banking business	8.7	7.6	4.2
Anticipation of unrecognised prior service costs – banking business	12.5	11.1	8.2

Liabilities accrued in the period	63.1	78.2	86.8

In 2002, following an authorisation by the ISP, Tranquilidade deferred for a period of three years the curtailment costs amounting to EUR 7.0 million incurred in the year and recognised in the statement of income an amount of EUR 2.5 million. In 2003 the remaining amount of EUR 4.5 million was recognised through the statement of income.

The movements in Deferred actuarial losses in the year are as follows:

	December 31,
	2003	2004
	(In millions of Euro)
Opening balance	341.9	523.7
Curtailment costs
– Banking business	55.7	67.1
Actuarial gains and losses generated in the year(1)	114.9	6.5
Changes in actuarial assumptions(2)	43.9	49.6
Amortisation of curtailment costs – banking business	(13.7)	(20.4)
Amortisation of curtailment costs – insurance business	(4.5)	—
Amortisation of actuarial gains/(losses) – banking business	(15.2)	(27.1)
Other	0.7	(0.5)

	523.7	598.9
Deferred actuarial losses – corridor (see Note 9)	138.0	151.1

Deferred actuarial losses – outside the corridor (see Note 9)	385.7	447.8

(1)
From the actuarial loss generated in 2004 amounting to EUR 4.7 million (EUR 0.5 million gain in liabilities and EUR 5.2 million loss in the plan assets), EUR 7.0 million loss relates to the banking subsidiaries and was deferred following the corridor method. From the gain of EUR 2.3 million attributable to the insurance subsidiaries, EUR 0.4 million loss was recognised in the statement of income, EUR 0.5 million gain was deferred in the balance sheet and the remaining gain of EUR 2.2 million was not recognised. On these basis, the actuarial losses, deferred on the balance sheet amount to EUR 6.5 million.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

From the actuarial loss generated in 2003 amounting to EUR 109.0 million (EUR 132.6 million loss in liabilities and EUR 23.6 million gain in the plan assets), EUR 114.9 million loss relates to the banking subsidiaries and was deferred following the corridor method. From the gain of EUR 5.9 million attributable to the insurance subsidiaries, EUR 2.4 million was recognised in the statement of income and the remaining EUR 3.5 million was not recognised, being part of the excess coverage.

(2)
In 2004, from the amount related to the change in assumptions, EUR 0.7 million generated by the insurance subsidiaries was not recognised, being part of the excess coverage. The remaining amount of EUR 49.6 million was deferred for a period of 10 years.

In 2003, from the amount related to the change in assumptions, EUR 1.0 million generated by the insurance subsidiaries was netted off against actuarial gains. From the remaining amount of EUR 43.9 million, EUR 49.2 million relates to banking subsidiaries and was deferred for a period of 10 years.

The amount of Deferred actuarial losses – outside the corridor will be amortised over a period of 10 years as referred in Note 2. The curtailment costs- insurance business occurred in 2002 were fully taken to the statement of income in 2003.

Comparison between assumptions used and the actual values obtained in 2004 is as follows:

	Assumption	Actual (2004)

Increase in future compensation levels	2.75%	6.80%
Expected return on plan assets	5.25%	5.10%
Pension increase rate	1.75%	2.50%

The pension fund’s assets used by the Group, as at December 31, 2004, refer only to premises in the amount of EUR 166.9 million (2003: EUR 151.6 million). The pension fund owns related parties shares of EUR 39.2 million (2003: EUR 9.0 million). During 2004 the Group sold to the pension fund, 10% of the securities acquired following the securitisation transactions Lusitano No 1 and No 2, generating a gain in the amount of EUR 4.7 million, before minority interest, and 35% of the residual note related with the transaction Lusitano Global CDO No 1, with no impact in the statement of income.

During 2003, BES sold real estate assets to the pension fund amounting to EUR 60.7 million. These assets had a book value of EUR 55.0 million, which resulted in a gain before minority interests of EUR 5.7 million.

NOTE 29 — FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The following table presents the Group’s business geographical distribution for the three years ended December 31, 2004.

2004

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	2 992.6	297.4	38 822.0
Other EU countries	677.1	55.5	7 569.8
Other european countries	82.9	4.9	65.0
North-America	200.2	(37.2)	3 370.3
Latin America	38.8	(1.4)	401.7
Asia	3.6	1.6	33.5
Africa	26.1	15.5	192.8
Other	2.7	1.8	57.9

	4 024.0	338.1	50 513.0

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

2003

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 219.8	276.0	40 280.8
Other EU countries	558.8	47.6	5 487.3
Other european countries	44.2	19.1	63.5
North-America	112.2	(20.1)	1 298.3
Latin America	10.8	4.8	355.0
Asia	3.5	1.8	63.7
Africa	13.5	4.5	75.0
Other	(6.3)	(13.2)	39.8

	3 956.5	320.5	47 663.4

2002

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 230.8	80.5	40 515.0
Other EU countries	212.1	13.1	3 473.7
Other european countries	51.2	26.8	468.7
Other	57.2	(3.0)	1 131.2

	3 551.3	117.4	45 588.6

NOTE 30 — SEGMENTS

Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker, or decision making group, in assessing the segments’ performance. The results are presented based on the segments as reviewed separately by the Chairman and Chief Executive Officer, as well as other members of senior management.

ESFG’s two main segments are Banking and Insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises Life insurance and Non-life insurance.

The accounting policies of the Group’s operating segments are, in all material respects, consistent with those described in Note 2.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following tables present segment income before tax and minority interest for the years ended December 31:

2004

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	673.0	669.8	1 342.8	1 060.2	282.6
Leasing and factoring	56.6	7.5	64.1	24.1	40.0
Consumer credit	12.5	22.0	34.5	15.4	19.1
Asset management	2.3	66.6	68.9	31.4	37.5
Brokerage	1.7	48.6	50.3	25.0	25.3
Others	(1.1)	58.4	57.3	80.2	(22.9)

Total banking	745.0	872.9	1 617.9	1 236.3	381.6

Life insurance	130.4	951.3	1 081.7	1 083.3	(1.6)
Non-life insurance	11.3	421.0	432.3	431.1	1.2

Total insurance	141.7	1 372.3	1 514.0	1 514.4	(0.4)

Corporate	(30.7)	—	(30.7)	12.4	(43.1)

TOTAL	856.0	2 245.2	3 101.2	2 763.1	338.1

2003

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	697.1	657.4	1 354.5	1 046.1	308.4
Leasing	32.7	3.6	36.3	16.3	20.0
Consumer credit	32.5	31.3	63.8	33.8	30.0
Asset management	2.0	69.0	71.0	38.3	32.7
Brokerage	(0.3)	33.3	33.0	28.3	4.7
Factoring	17.1	4.2	21.3	5.2	16.1
Others	(8.2)	31.2	23.0	80.5	(57.5)

Total banking	772.9	830.0	1 602.9	1 248.5	354.4

Life insurance	101.3	935.8	1 037.1	1 038.7	(1.6)
Non-life insurance	10.9	413.2	424.1	408.5	15.6

Total insurance	112.2	1 349.0	1 461.2	1 447.2	14.0

Corporate	(29.6)	(6.5)	(36.1)	11.8	(47.9)

TOTAL	855.5	2 172.5	3 028.0	2 707.5	320.5

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

2002

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	746.5	406.6	1 153.1	857.2	295.9
Leasing	37.4	2.6	40.0	16.3	23.7
Consumer credit	52.6	30.5	83.1	49.0	34.1
Asset management	2.6	69.2	71.8	42.8	29.0
Brokerage	1.7	24.1	25.8	33.5	(7.7)
Factoring	15.8	2.1	17.9	4.4	13.5
Others	—	60.1	60.1	93.7	(33.6)

Total banking	856.6	595.2	1 451.8	1 096.9	354.9

Life insurance	105.8	553.4	659.2	812.5	(153.3)
Non-life insurance	19.1	396.3	415.4	440.3	(24.9)

Total insurance	124.9	949.7	1 074.6	1 252.8	(178.2)

Corporate	(33.6)	(6.2)	(39.8)	19.5	(59.3)

TOTAL	947.9	1 538.7	2 486.6	2 369.2	117.4

(1)	Includes Net interest income and Interest income and dividends from insurance operations, which are shown in the statement of income under Other insurance income (see Note 20)
(2)	Total expenses include Other expenses and Provision for loan losses
(3)	Pre-tax income represents Income before income taxes and minority interest

The following table presents segment assets at December 31:

	2004

	Banking	Leasing and Factoring	Consumer Credit	Asset Management	Brokerage	Others	Total Banking

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 536.0	0.7	0.7	21.2	33.4	1.4	1 593.4
Interest earnings deposits	3 803.4	—	—	43.1	880.2	5.0	4 731.7
Trading securities	1 674.1	—	—	1.5	—	88.1	1 763.7
Investment securities	4 583.6	16.3	—	16.4	62.3	104.9	4 783.5
Loans and advances to customers (net)	26 361.4	2 153.8	125.8	47.3	—	34.5	28 722.8
Other equity holdings	834.1	—	—	4.1	—	31.8	870.0
Other assets	3 297.4	105.0	6.0	21.1	165.8	69.4	3 664.7

Total	42 090.0	2 275.8	132.5	154.7	1 141.7	335.1	46 129.8

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2004
	Total Banking	Life- Insurance	Non-Life Insurance	Total Insurance	Corporate	Total

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 593.4	2.0	13.6	15.6	0.1	1 609.1
Interest earnings deposits	4 731.7	31.6	25.2	56.8	0.1	4 788.6
Trading securities	1 763.7	—	—	—	2.3	1 766.0
Investment securities	4 783.5	3 584.3	313.1	3 897.4	—	8 680.9
Loans and advances to customers (net)	28 722.8	0.8	2.1	2.9	—	28 725.7
Other equity holdings	870.0	—	3.6	3.6	—	873.6
Other assets	3 664.7	116.6	256.4	373.0	31.4	4 069.1

Total	46 129.8	3 735.3	614.0	4 349.3	33.9	50 513.0

	2003

	Banking	Leasing and Factoring	Consumer Credit	Asset Management	Brokerage	Others	Total Banking

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 564.1	17.0	0.1	13.9	27.0	0.7	1 622.8
Interest earnings deposits	4 518.1	—	—	48.1	1 090.4	1.5	5 658.1
Trading securities	441.9	—	—	0.2	—	0.2	442.3
Investment securities	4 304.6	19.3	—	1.4	26.5	79.0	4 430.8
Loans and advances to customers (net)	25 069.2	1 521.0	119.6	57.1	(0.2)	(0.1)	26 766.6
Other equity holdings	765.6	—	—	3.3	—	27.2	796.1
Other assets	3 174.4	34.1	11.9	24.8	112.0	87.2	3 444.4

Total	39 837.9	1 591.4	131.6	148.8	1 255.7	195.7	43 161.1

	2003
	Total Banking	Life- Insurance	Non-Life Insurance	Total Insurance	Corporate	Total

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 622.8	2.8	1.5	4.3	0.2	1 627.3
Interest earnings deposits	5 658.1	—	—	—	18.0	5 676.1
Trading securities	442.3	—	—	—	15.9	458.2
Investment securities	4 430.8	3 701.9	332.9	4 034.8	—	8 465.6
Loans and advances to customers (net)	26 766.6	0.8	2.6	3.4	—	26 770.0
Other equity holdings	796.1	—	3.4	3.4	—	799.5
Other assets	3 444.4	106.2	276.4	382.6	39.7	3 866.7

Total	43 161.1	3 811.7	616.8	4 428.5	73.8	47 663.4

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 31 — RELATED PARTY TRANSACTIONS

ESI and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group.

The following is a summary of significant balance sheet and statement of income positions with related parties.

BALANCE SHEET TRANSACTIONS

	December 31,
	2003	2004

	(In millions of Euro)
ASSETS
Other interest-earning deposits	20.5	2.2
Investment securities available for sale	9.1	6.7
Loans and advances to customers(1)	917.5	909.6
Other assets	6.8	8.4

TOTAL ASSETS	953.9	926.9

LIABILITIES
Demand and time deposits	85.5	20.0
Accrued interest and other liabilities	1.8	58.3

TOTAL LIABILITIES	87.3	78.3

(1)	Loans and advances to customers include advances made to ESI and certain of its other subsidiaries which in large part are utilised to fund long-term investments and construction projects.

The following is a summary of movements in loans and advances to related parties:

	December 31,
	2003	2004

	(In millions of Euro)
At beginning of year	887.2	917.5
New loans and advances	234.0	289.8
Repayments in cash	(203.7)	(297.7)

At end of year	917.5	909.6

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The loans relate to the following entities:

	December 31,
	2003	2004

	(In millions of Euro)
Directors(1)	185.9	142.1
Espírito Santo International SA	107.8	254.9
Espírito Santo Resources Ltd	221.1	135.1
Espírito Santo Property Holding SA	87.8	106.2
Espírito Santo Industrial SA	30.0	60.8
Portugália	54.4	48.2
Espírito Santo Health & Spa SA	2.5	43.4
ES Saúde, SGPS	24.8	30.1
ES Irmãos SA	9.1	15.7
Marinoteis SA	—	15.5
Escom	12.9	12.7
ES Tourism Ltd	0.1	10.1
Euroamerican	16.8	4.2
Espírito Santo BVI Participation Ltd	127.9	—
Others	36.4	30.6

At end of year	917.5	909.6

(1)	Includes EUR 139.6 million (2003: EUR 183.4 million) of loans to companies controlled by non-executive Directors.

STATEMENT OF INCOME

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Interest income
Interest on loans	33.9	21.2	19.5
Interest and dividends on securities	—	0.2	0.3

Total interest income	33.9	21.4	19.8

Interest expense
Interest on deposits	0.4	0.1	0.9

Total interest expenses	0.4	0.1	0.9

Other income
Fee and commission income	1.3	0.8	0.7
Insurance revenues	2.6	1.0	3.6
Net gains on foreign currency transactions	6.6	3.4	—
Other operating income	0.2	0.8	0.9

Total other income	10.7	6.0	5.2

Other expenses	0.4	4.5	4.3

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 32 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein, as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Contingent liabilities
Guarantees and letter of credit	4 413.4	4 606.8
Open documentary credits	273.3	341.0
Assets given as guarantees	445.7	624.5
Others	20.7	51.4
Commitments
Revocable credit lines granted	2 907.7	3 279.5
Irrevocable credit lines granted	647.3	968.8

Documentary credits and guarantees are conditional commitments issued by the Group to guarantee the performance of the customer to a third party. Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by participations by third parties.

Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Group’s commitments to extend credit are contingent upon the customers maintaining specific standards at the time of granting the credit.

Because many of the commitments, guarantees and documentary credits are expected to expire without being called, the total amounts do not necessarily represent future cash requirements.

The Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held with financial institutions, securities or other assets.

Derivative financial instruments with off-balance sheet risk

In the normal course of business, the Group is party to a variety of derivative financial instruments with off-balance sheet risk. The Group uses derivative financial instruments for: 1) trading purposes; 2) to manage its exposure to fluctuations in interest rates, foreign exchange rates and equity prices; 3) to meet the financing needs of its customers. Derivative financial instruments represent contracts with counterparties where payments are made, to or from the counterparty based upon specific interest rates and/or exchange rates, on terms predetermined by the contract. Such derivatives and foreign exchange financial instruments involve, to varying degrees, credit risk, market risk and liquidity risk.

Credit risk represents the maximum potential accounting loss due to possible non-performance by obligors and counterparties under the terms of the contracts. The Group considers the true measure of credit risk to be the replacement cost of the derivative or foreign exchange product should the counterparty default prior to the settlement date.

Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices, will cause the value of a financial instrument to decrease or become more costly to settle. The market risk associated with derivatives can be significant since large exposures can be created with a reduced initial investment compared with the investment required for similar exposures in the cash markets. The management of market risk arising from derivatives business is monitored by BES Global Risk Department.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Liquidity risk represents the capacity to meet short-term financial obligations, which in particular markets affect the capacity to liquidate the Group’s position without leading to adverse impacts on the market prices. The notional principal of derivative financial instruments represents the amount on which the interest and other payments in a transaction are based. For most of the derivative financial instruments, such as interest rate swaps, currency and interest rate swaps, forward rate agreements, futures and currency and interest rate options, the notional amount does not represent an effective credit exposure, but instead (except for currency and interest rate swaps), represents the basis for assessing exchanged cash flows.

Most of the Group’s forward currency contracts are conducted with regulated financial institutions, within defined counterparty limits set for each overseas branch, subsidiary and head office, and for the BES Group on an overall basis, and settled within six months.

Derivative and foreign exchange instruments used for trading purposes

The credit risk, estimated fair value and carrying amount associated with the Group’s trading activities are disclosed in the table below.

For the Group’s trading activities, the effects of changes in market conditions, namely interest rates, currency exchange rates and equity prices, have been reflected in trading revenue (unrealised and realised gains or losses), since traded instruments are “marked-to-market” on a daily basis.

Derivative and foreign exchange instruments used for purposes other than trading

The Group’s principal objective in using derivatives for purposes other than trading is for its asset-liability management activities, which include setting guidelines for the balance sheet structure, capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect the net interest margin of the Group. For that purpose, the Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. The Group also uses derivatives for the creation of hedging structures to immunise or reduce the Group’s trading activity in bonds. For that purpose, the Group uses interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The notional amounts, estimated fair value, carrying amount and credit risk exposure of these financial instruments at December 31, are as follows:

	2003				2004
TOTAL	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Over-the-counter (OTC) Derivatives
Foreign exchange contracts
Trading
Purchase	17.1	(0.1)	(0.1)	0.7	18.6	3.8	3.8	4.3
Sell	35.6				35.6
Other than trading
Purchase	7 652.2	(65.0)	5.6	260.9	16 706.6	(62.9)	6.7	574.5
Sell	7 718.7				16 750.2
Currency swaps
Trading
Purchase	—	—	—	—	6.4	(0.7)	(0.7)	—
Sell	—				7.1
Other than trading
Purchase	250.3	2.5	0.6	6.5	644.8	19.6	19.5	11.7
Sell	247.6				650.7
Interest rate swaps
Trading	14 405.9	7.6	7.6	346.4	13 294.8	28.1	28.1	242.8
Other than trading	3 192.8	3.2	26.5	30.0	4 590.9	(48.0)	13.9	14.8
Credit default swaps
Trading	904.6	(2.5)	(2.5)	18.2	2 022.2	1.0	1.0	195.2
Other than trading	225.0	4.7	0.8	190.4	18.9	1.0	0.1	7.5
Equity/index swaps
Trading	816.3	20.5	20.5	21.5	914.3	17.6	17.6	19.0
Other than trading	770.7	(5.4)	(25.3)	11.8	776.1	20.1	(35.8)	24.5
Currency interest rate swaps
Trading
Purchase	47.8	6.1	6.1	11.7	104.8	16.4	16.4	18.6
Sell	124.1				167.4
Other than trading
Purchase	47.4	(10.3)	0.2	0.1	35.5	0.2	0.2	0.4
Sell	56.4				41.2
Forward rate agreements
Trading	—	—	—	—	86.1	—	—	—
Other than trading	224.2	—	0.3	0.2	798.2	(0.1)	0.3	0.1
Currency options
Trading
Purchase	95.0	2.9	3.9	2.9	364.0	8.8	8.8	9.0
Sell	131.7	(3.6)	(3.6)	0.1	369.1	(7.4)	(7.4)	0.1
Other than trading
Purchase	145.7	2.2	2.2	2.2	—	—	—	—
Sell	145.7	(3.6)	(3.6)	—	—	—	—	—
Swaption
Trading
Purchase	832.3	(2.2)	(2.2)	1.0	739.4	0.8	0.8	5.6
Sell	986.8	3.0	3.0	3.7	1 290.2	1.6	1.6	5.8
Equity options
Trading
Purchase	39.2	8.1	8.1	9.2	707.6	25.9	25.9	43.6
Sell	53.1	1.4	1.4	—	1 530.6	(58.1)	(58.1)	—
Other than trading
Purchase	0.6	—	—	—	4.8	—	—	—
Sell	—	—	—	—	10.4	—	—	—

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2003				2004
TOTAL	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Index/Options
Trading
Purchase	23.0	(2.7)	(2.7)	—	40.1	(0.1)	(0.1)	0.1
Sell	69.8	2.5	2.5	2.5	147.1	1.3	1.3	1.8
Other than trading
Purchase	0.6	—	—	—	0.7	—	—	—
Sell	18.7	0.5	0.5	0.5	15.1	0.2	—	0.4
Bonds OTC Options
Trading
Purchase					132.5	(0.1)	(0.1)	—
Sell					—	—	—	—
Interest rate caps and floors
Trading
Purchase	1 330.7	13.9	13.9	14.8	1 208.3	11.6	11.6	13.0
Sell	1 265.6	(13.1)	(13.1)	—	1 180.7	(7.6)	(7.6)	1.5
Other than trading
Purchase	8.5	—	—	—	5.5	—	—	—
Sell	0.5	—	—	—	0.5	—	—	—
Exchange traded Derivatives
Currency options
Trading
Purchase	71.0	—	—	—	26.4	—	—	—
Sell	136.8	—	—	—	66.9	—	—	—
Future Options
Trading
Purchase	—	—	—	—	7 872.7	—	—	—
Sell	—	—	—	—	7 020.2	—	—	—
Equity options
Trading
Purchase	20.1	—	—	—	0.3	—	—	—
Sell	26.1	—	—	—	408.1	—	—	—
Financial futures
Trading	—	—	—	—	—	—	—	—
Interest rate futures
Trading
Purchase	327.5	—	—	—	154.6	—	—	—
Sell	343.5	—	—	—	329.8	—	—	—
Equity/Index Futures
Trading
Purchase	2.8	—	—	—	266.6	—	—	—
Sell	30.0	—	—	—	112.8	—	—	—
Currency Futures
Trading
Purchase	8.6	—	—	—	14.5	—	—	—
Sell	13.4	—	—	—	11.6	—	—	—
(1)	Theoretical or notional amount of the contract.
(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.
(3)	Carrying amount represents accrued profit or losses inherent to current positions.
(4)	Credit risk represents the positive difference between amounts receivable and payable on the current positions.

Classes of derivative and foreign exchange instruments

The following classes of derivative and foreign exchange instruments refer to instruments that are used by the Group for purposes of both trading and other than trading, namely hedging and asset/liability management.

The fair value of instruments is intended to mirror their market value. Consequently, the market value is used for those instruments which are traded on a liquid market. For the other Over-the-counter (OTC) instruments standard valuation methods are adopted. In the case of fixed rate and foreign currency instruments (forward rate agreements, swaps, futures, bonds), valuation models based on discounted cash flow analysis are employed, and for option instruments, standard methods such as Black-Scholes and Binomial Trees are employed.

•
Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

payments. The risks inherent in interest rate swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market value of the contracts due to movements in the underlying interest rates.

•
Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

•
Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is dealt providing for a future exchange of the two currencies in order to recover the initially converted currency. The risks inherent in currency swaps are the potential inability of a counterparty to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Options, including interest rate caps and floors are contracts that allow the holder of the option to purchase or sell a financial instrument or currency at a specified price within a specified period of time from or to the seller of the option. The purchaser of the option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavourable change in the price of the financial instrument or currency underlying the option.

•
Equity/Index swaps are contracts where one party agrees to pay the other the total return of a defined underlying equity or index in return for receiving a stream of interest rate based cash-flows. No notional amounts are exchanged. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of the contract and the risk associated with changes in the market value of the contract due to movements in the underlying equity or index price.

•
Credit default swaps are contracts where one counterparty, the protection buyer, pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. The risks inherent in these contracts the potential inability of the protection seller to meet the delivery terms of the contract and the risk associated with the occurrence of a credit event for the protection buyer.

•
Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged and the maturity of these agreements is typically less than two years. The risks inherent in forward rate agreements are the potential inability of a counterparty to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

•
Futures are exchange traded contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield or to financially settle the future contract. Futures contracts are settled in cash daily by a clearinghouse and, therefore, there is minimal credit risk to the organisation. Futures are subject to the risk of movements in interest rates, stock indexes or the value of the underlying securities or instruments.

To reduce its exposure to market risk related to the above-mentioned classes of derivative and foreign exchange instruments, the Group may enter into offsetting positions.

The Group’s portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilised for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Significant concentrations of credit risk

Vulnerability from concentrations of credit risk arises because an entity is exposed to risk of loss greater than if it had mitigated its risk through further diversification. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

Legal actions and claims

Group companies are involved in various legal actions and claims. Provisions have been made where quantifiable and deemed necessary. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material effect on the Group’s financial position.

NOTE 33 — FOREIGN EXCHANGE EXPOSURE

At December 31, 2004, assets, liabilities and off-balance sheet items expressed in foreign currencies are as set forth below:

	December 31, 2004
	US Dollar	British Sterling	Swiss Francs	Japanese Yen	Other foreign currencies	Total	% of total assets/ liabilities

	(In millions of Euro)%
Assets	4 081.6	93.4	125.3	28.8	881.5	5 210.6	10.3%
Liabilities	3 868.8	40.4	13.5	6.2	552.1	4 481.0	9.3%

Net assets/(liabilities)	212.8	53.0	111.8	22.6	329.4	729.6
Forward foreign currency position	284.7	(9.4)	21.4	(12.7)	(36.3)	247.7

Total foreign currency position	497.5	43.6	133.2	9.9	293.1	977.3

Total foreign currency position is represented by:
– Investment position(1)	19.6	—	65.5	—	235.9
– Trading position(2)	477.9	43.6	67.7	9.9	57.3
(1)	Foreign currency investment position represents medium or long-term investments in subsidiaries expressed in foreign currencies.
(2)
Foreign exchange trading position in each currency represents the net open position, considering that the Group subsidiaries managed their currency exposure, hedging their positions against functional currencies and not against the currency in which the Group financial statements are presented.

NOTE 34 — SECURITISATION TRANSACTIONS

a)	Securitisation of loans and advances to customers

Lusitano No. 1, Limited

In August 1999, BES entered into an agreement to securitise consumer loans carried in its books at EUR 250 million through Lusitano No. 1 Limited. BES sold the consumer loans, with no gain or loss recorded in the statement of income, to Lusitano No. 1 Limited, which raised the necessary funds through the issue in capital markets of senior and junior Notes secured on those assets.

When the book value of the securitised loans reached an amount lower than 10% of the original securitised loans, BES as the Servicer, notified the Trustee (DB Trustee Company Limited) and the Issuer (Lusitano No. 1 Limited), who exercised the clean-up call, in accordance with the terms and conditions of the present transaction.

The exercise of the clean-up call by BES led to the acquisition by BES of the remaining securitised loans, in the amount of EUR 18.9 million. These loans were booked in the Groups’ accounts as at December 2, 2004, together with a charge in provisions for credit risks in the amount of EUR 2.0 million and the charge off of the provisions set-up under Regulation No. 27/2000 issued by the Bank of Portugal.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As a result from the exercise of the clean-up call, all the notes issued under this transaction were reimbursed. For the same reason the Group acquired, with no additional cost, all the contracts written-back by the Issuer with a nominal value of EUR 8.7 million.

Lusitano Finance No. 2, Plc

In April, 2002, BES Group entered into the third securitisation transaction, having sold to Lusitano Finance no.2 Plc a portfolio of loans, in the global amount of EUR 450.0 million, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of EUR 150.0 million and a leasing portfolio, recorded in Besleasing Mobiliária accounts (now Besleasing e Factoring), in the amount of EUR 300.0 million.

Lusitano Finance no. 2 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and Besleasing e Factoring cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance no. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit had an initial amount of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance no. 2 Plc’s only activity is to hold the loan portfolio acquired from BES and Besleasing e Factoring and the payment of principal and interest of the Class A, B and C notes issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread, when possible to be estimated, was accrued and recognised in the financial statements of BES and Besleasing e Factoring until December 31, 2003. From January 1, 2004, and in accordance with Regulation issued by the Bank of Portugal, excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Securities issued by Lusitano Finance No. 2 Plc

	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A–	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A–	—
Face value (millions of Euro)
– Original	409.7	11.3	29.0	20.3
– Actual	235.5	11.3	29.0	20.3
Coupon rate/return	Euribor 3m +0.27% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.83% pa	Excess spread
Reimbursement	Until Apr/2010	Until Apr/2010	Until Apr/2010	Until Apr/2010
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	20.3

b)	Commitments retained by the Group:

•	Class D up to EUR 20.3 million (2003: EUR 20.3 million), accounted for as Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for securities in the amount of EUR 5.5 million were recorded.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

d)	Entities involved:

•	Purchasers of credits: Lusitano Finance No. 2 Plc and BNP Paribas (Portugal);

•	Servicer: BES and Besleasing e Factoring.

Lusitano Mortgages No. 1, Plc

In December 2002, BES Group performed the fourth securitisation transaction, having sold to Lusitano Mortgages No. 1 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, SA, a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 1, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F Note acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up a collateral deposit (cash reserve). The face value of this note, which corresponds to the cash reserve, had an initial amount of EUR 10 million.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest on Class A, B, C, D and E notes issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No. 1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, was accrued and recognised in BIC’s statement of income until December 31, 2003. From January 1, 2004 and in accordance with Regulation issued by the Bank of Portugal, excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 1 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value (millions of Euro)
– Original	915.0	32.5	25.0	22.5	5.0	10.0
– Actual	759.9	32.5	25.0	22.5	5.0	10.0
Coupon rate/return	Euribor 3m + 0.28% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.35% pa	Euribor 3m + 3.90% pa	Excess spread
Reimbursement	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	0.8

b)	Commitments retained by the Group:

•	Class F note, with a book value of EUR 0.8 million (2003: EUR 12.8 million) accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

c)	Provisions:

•	Provisions for other risks and charges in the amount of EUR 4.4 million were recorded, in accordance with instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 1 Fund;

•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 1 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Deutsche Bank (Portugal).

Lusitano Mortgages No. 2, Plc

In November 2003, BES Group performed the fifth securitisation transaction, having sold to Lusitano Mortgages No. 2 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Finantia-SGFTC, SA, a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 2 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 2, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any loss resulting from the loan portfolio sold exceeding the face value of Class F acquired by BIC, issued by Lusitano Mortgages No. 2, Plc, with the objective of setting up collateral deposit (cash reserve). The initial face value of this note corresponding to the cash reserve to the transaction, amounted to EUR 9 million.

Lusitano Mortgages No. 2 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 2, Plc only activity is holding the participation units in Lusitano Mortgages No. 2 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 2, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, was accrued and recognised in BIC’s statement of income until December 31, 2003. From January 1, 2004, and in accordance with Regulation issued by the Bank of Portugal, the excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 2 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BBB–	—
– Moody’s	Aaa	Aa3	A3	Baa3	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value (millions of Euro)
– Original	920.0	30.0	28.0	16.0	6.0	9.0
– Actual	822.9	30.0	28.0	16.0	6.0	9.0
Coupon rate/return	Euribor 3m + 0.24% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.64% pa	Euribor 3m + 1.20% pa	Euribor 3m + 3.75% pa	Excess spread
Reimbursement	Until Dec/2036	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	0.7

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

b)	Commitments retained by the Group:

•	Class F note, with a book value EUR 0.7 million (2003: EUR 11.7 million) accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for liabilities and charges in the amount of EUR 4.4 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 2 Fund;

•	Fund manager of Lusitano Mortgages No. 2: Finantia-SGFTC, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 2 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Crédit Agricole Indosuez.

Lusitano Mortgages No. 3, Plc

In November 2004, BES Group performed the sixth securitisation transaction, having sold to Lusitano Mortgages No. 3 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Portucale-SGFTC, SA, a mortgage portfolio in the amount of EUR 1,200.0 million that was recorded in BES’s balance sheet.

Lusitano Mortgages No. 3 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 3, Plc that financed itself through a bond issue in international financial markets, divided in four classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES cannot be made responsible for any loss resulting from the loan portfolio sold exceeding the percentage held of the face value of Class E, issued by Lusitano Mortgages No. 3, Plc, with the objective of setting up collateral deposit (cash reserve). The face value of this note corresponding to the cash reserve to the transaction amounted to EUR 10.8 million.

Lusitano Mortgages No. 3 Fund has the sole activity of owning the portfolio acquired from BES and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 3, Plc only activity is holding the participation units in Lusitano Mortgages No.3 Fund. The amount of principal and interest paid on the Class A, B, C, and D notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class E. This Class E note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 3, Plc, after liquidation of the liabilities with note holders of Class A, B, C, and D, and its operational cost. In accordance with Regulation issued by the Bank of Portugal, the excess spread is only recognised in the statement of income when received.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 3 Plc

	Class A	Class B	Class C	Class D	Class E

Rating
– FITCH Ratings	AAA	AA	A	BBB	—
– Moody’s	Aaa	Aa2	A2	Baa2	—
– Standard & Poor’s	AAA	AA	A	BBB	—
Face value (millions of Euro)
– Original	1,140.0	27.0	18.6	14.4	10.8
– Actual	1,127.2	27.0	18.6	14.4	10.8
Coupon rate/return	Euribor 3m + 0.13% pa	Euribor 3m + 0.23% pa	Euribor 3m + 0.33% pa	Euribor 3m + 0.65% pa	Excess Spread
Reimbursement	Until Dec/2047	Until Dec/2047	Until Dec/2047	Until Dec/2047	Until Dec/2047
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	1.3

b)	Commitments retained by the Group:

•	Class E note, with a book value EUR 1.3 million accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for Investment securities in the amount of EUR 1.3 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 3 Fund;

•	Fund manager of Lusitano Mortgages No. 2: Portucale-SGFT, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 3 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC.

b)	Securitisation of securities

Lusitano Global CDO No. 1, Plc

In August 2001, BES Group performed a securitisation transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was EUR 1 144.3 million. These securities were recorded in the investment portfolio of BES Group. Lusitano Global CDO n. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the portfolio sold exceeding the face value of Class D and the cash reserve that was acquired by BES. The face value of this note will have a maximum value of 9.6% of the face value of the securities portfolio sold.

Lusitano Global CDO No. 1 Plc’s only activity is the ownership of the portfolio acquired from BES Group and the payment of principal and interest on the Class A, B and C notes, issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

This securitisation operation also presents the following features:

a)	Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AAA	AA	A	—
– Moody’s	Aaa	Aaa	Aa1	A1	—
– Standard & Poor’s	AAA	AAA	AA	A+	—
Face value (millions of Euro)
– Original	350.0	623.8	42.3	25.2	103.0
– Actual	—	356.5	42.3	25.2	103.0
Coupon rate/return	Euribor 3m + 0,25% pa	Euribor 3m + 0,45% pa	Euribor 3m + 0,65% pa	Euribor 3m + 1,10% pa	Excess Spread
Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:
Book value (millions of Euro)	—	0.3	—	15.2	16.5

b)	Commitments retained by the Group:

•
Class A2 notes with a book value of EUR 0.3 million (2003: EUR 0.4 million), Classe C notes with a book value of EUR 15.2 million (2003: EUR 15.2 million) and Class D notes with a book value of EUR 16.5 million (2003: EUR 98.2 million), accounted for as Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Entities involved:

•	Acquirer: Lusitano CDO No.1, Plc and Deutsche Bank Portugal.

Securities acquired by the Group following securitisation transactions are accounted for under Investment securities available for sale and are stated net of unrealised losses recognised in compliance with Instruction no. 27/2000 issued by the Bank of Portugal.

NOTE 35 — SUBSEQUENT EVENTS

As at January 3, 2005, ES Dealer was merged into BES Investimento. This operation was authorised by the Bank of Portugal on February 20, 2004.

On January 20, 2005, the Central Bank of Spain authorised Banco Espírito Santo, SA (Spain) to acquire 100% of the share capital of Banco Inversión, a bank specialised in private banking in the Spanish market. The primary agreement had been communicated to the market on September 6, 2004.

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AUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS OF ESFG FOR THE YEAR ENDED DECEMBER 31, 2004, PREPARED IN ACCORDANCE WITH INTERNATIONAL STANDARDS ON AUDITING AND LUXEMBOURG LEGAL AND REGULATORY REQUIREMENTS

ESPÍRITO SANTO FINANCIAL GROUP SA LUXEMBOURG AUDITOR’S REPORT

To the Shareholders of
Espirito Santo Financial Group S.A.
231, Val des Bons Malades
L-2121 Luxembourg

We have audited the accompanying financial statements of Espirito Santo Financial Group S.A. for the year ended December 31, 2004. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached financial statements give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Espirito Santo Financial Group S.A. as of December 31, 2004 and of the results of its operations for the year then ended.

Luxembourg, April 6, 2005	KPMG Audit S.à r.l.
Réviseurs d’Entreprises

E. Dollé

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

BALANCE SHEET AT DECEMBER 31

	Notes	2003	2004

		Euros	Euros
ASSETS
UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES	3	4 348 117	2 866 454

DISCOUNT ON CONVERTIBLE BOND ISSUES	4	6 783 333	4 583 333

FIXED FINANCIAL ASSETS
Investments in subsidiaries and affiliated undertakings	5	847 479 256	863 379 951
Loans and long-term advances to subsidiaries and affiliated undertakings	6	459 056 562	459 023 238
Other financial assets	7	12 039 064	9 541 803

CURRENT ASSETS
Debtors	8	6 118 498	14 994 836
Negotiable securities		15 627 652	2 274 208
Cash and short term deposits with banks	9	59 886 844	61 664 536

PREPAYMENTS AND ACCRUED INCOME		89 512	146 022

		1 411 428 838	1 418 474 381

LIABILITIES
CAPITAL AND RESERVES
Subscribed capital	10	479 085 550	479 085 550
Share premium	11	170 526 368	170 526 368
Legal reserve	11	24 350 000	24 515 510
Free reserves	11	137 891 589	136 245 349

CREDITORS
Borrowings	12	310 000 000	310 000 000
Other debts	13	286 265 206	282 949 371

RESULT FOR THE YEAR		3 310 125	15 152 233

		1 411 428 838	1 418 474 381

The accompanying notes 1 to 18 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

	Notes	2003	2004

		Euros	Euros
EXPENSES
Interest and similar charges		35 325 690	31 525 017
(of which:
derives from subsidiaries and affiliated undertakings		21 717 568	15 997 560)
Amortisation of costs in respect of debt securities	3	1 481 664	1 481 663
Other charges	14	21 036 248	9 408 203

		57 843 602	42 414 883
Result for the year		3 310 125	15 152 233

		61 153 727	57 567 116

INCOME
Income generated from fixed financial assets	15	60 366 123	55 083 814
Interest income generated from current assets		519 063	1 187 614
(of which:
derives from subsidiaries and affiliated undertakings		492 426	920 707)
Other income	16	268 541	1 295 688

		61 153 727	57 567 116

The accompanying notes 1 to 18 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 1 — ACTIVITY

Espírito Santo Financial Group SA (“the Company” or “ESFG”), formerly Espírito Santo Financial Holding SA, is a limited liability company (société anonyme) incorporated under Luxembourg law on November 28, 1984 for an unlimited duration.

Espírito Santo Financial Group SA is the holding company of the banking and financial activities of the Espírito Santo group. The non-financial interests of the group are held by Espírito Santo Resources Ltd., Nassau. The Company and Espírito Santo Resources Ltd, Nassau, are subsidiaries of E.S. International SA (ESI), a Luxembourg company.

The Company has extensive transactions and relationships with members of the Espírito Santo group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with wholly unrelated parties.

Consolidated financial statements are available at the Company’s registered office at 231, Val des Bons-Malades in Luxembourg.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting convention and basis of presentation

The financial statements have been prepared, for all years presented, in conformity with Luxembourg legal and regulatory requirements, under the historical cost convention.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income and expenses recognition

Income and expenses are generally recognized on an accrual basis. Dividends from investments are accounted for as income when received.

Expenses arising on issuance of debt securities are amortised over the life of the bonds.

Discount arisen on debt securities issues

Discounts arising in respect of convertible bond issues are amortised in line with the conversion or the life of the securities, whichever period is shorter. Discounts relating to non-convertible debt securities isssues are amortised over the life of the bonds.

Fixed financial assets

Fixed financial assets are stated at acquisition cost. Provisions for write down are made when an impairment loss is identified.

Investments in negotiable securities

Investments in negotiable securities are stated at the lower of cost and market value. Unrealised losses are recognised through the profit and loss account.

Foreign currencies

The books of accounts are maintained in Euro. Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. All assets and liabilities expressed in currencies other than Euro are translated at exchange rates ruling at the year end, except for investments in subsidiaries and affiliated undertakings which are kept at historical exchange rates. Any exchange gains or losses are recognised in the profit and loss account.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 3 — UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES

	2003	2004

	Euros	Euros
Costs in respect of debt securities	7 408 317	7 408 317

Amortisation at beginning of year	(1 578 536)	(3 060 200)
Amortisation for the year	(1 481 664)	(1 481 663)

Amortisation at end of year	(3 060 200)	(4 541 863)

Unamortised cost at end of year	4 348 117	2 866 454

NOTE 4 — DISCOUNT ON CONVERTIBLE BOND ISSUES

	2003	2004

	Euros	Euros
Discount on Euro 110,000,000 3.47% 2007 – issued January 2002	11 000 000	11 000 000

Amortisation at beginning of year	(2 016 667)	(4 216 667)
Amortisation for the year	(2 200 000)	(2 200 000)

Amortisation at end of year	(4 216 667)	(6 416 667)

Net discount at end of year	6 783 333	4 583 333

The Euro 110,000,000 convertible bond issued in January 2002 (see Note 12) at 90% of its principal amount resulted in a discount of Euro 11,000,000 to be amortised over the duration of the issue. The amortisation is included under interest and similar charges.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 5 — INVESTMENTS IN SUBSIDIARIES AND AFFILIATED UNDERTAKINGS

		2003	2004	Percentage of capital held

Company	Location	Euros	Euros

Espírito Santo Financial (Portugal) SGPS, SA	Portugal	437 117 693	437 117 693	100.0
Bespar SGPS	Portugal	33 572 480	33 572 480	1.6
Banco Espírito Santo SA	Portugal	25 706 624	29 805 775	0.8
Espírito Santo Saúde SGPS	Portugal	3 750 000	7 500 000	15.0
ESFIL – Espírito Santo Financière SA	Luxembourg	60 139 112	60 139 112	100.0
Partran SGPS SA	Portugal	220 690 722	220 690 722	66.7
CENTUM – Sociedade Gestora de Participações Sociais SA	Portugal	59 563 921	59 563 921	100.0
ESIA-Inter-Atlântico Companhia de Seguros SA	Portugal	34 932 836	—	—
Compagnie Bancaire Espírito Santo SA	Switzerland	154 764	154 764	1.0
ESFG Overseas Ltd.	Cayman Islands	1	1	100.0
ES Bank (Panama) SA	Panama	6 794 523	17 274 793	66.7
ES Venture Ltd	British Virgin Islands	10 000	10 000	100.0
ES Equipamentos e Segurança SA	Portugal	41 605	41 605	35.0
Others		4 975	4 975	—

		882 479 256	865 875 841
Provision for write down of investments in group companies		(35 000 000)	(2 495 890)

		847 479 256	863 379 951

During 2004 the following transactions took place:

—	purchase of additional 299,946 shares of Banco Espírito Santo SA

—
sale of ESIA to Companhia de Seguros Tranquilidade SA, a group related company for a total consideration of Euro 7,678,318, including a loan in the amount of Euro 3,000,000 granted in 2004 and sold at its nominal value. This sale generated a loss of Euro 30,254,518. Additionally the Company released a provision for write down of investment in ESIA amounting to Euro 32,504,110. Consequently, the net result of the sale of ESIA amounted to Euro 2,249,592 (see Note 15).

—	subscription of 1,875,000 shares in the capital increase of Espírito Santo Saúde SGPS for an amount of Euro 3,750,000

—	subscription of 13,333 shares of the capital incresase of ES Bank (Panama) SA for an amount of US$ 13,333,000 corresponding to Euro 10,480,270 at the date of acquisition.

During 2003 the Company lent 1 million shares of Partran SGPS to Bespar SGPS. The shares were lent for an amount of Euro 5,000,000 and will return to the Company in 2006.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

The shareholders’ equity and the net income of the subsidiaries in which the Company owns more than 20% at 31 December 2004 and 2003 are as follows:

	Shareholders’ equity	Net Income

	Eur’000	Eur’000
Espírito Santo Financial (Portugal) SGPS SA
31/12/2004	307 941	5 854
31/12/2003	351 877	15 810
ESFIL – Espírito Santo Financière SA
31/12/2004	75 435	4 034
31/12/2003	81 547	9 732
Partran SGPS SA
31/12/2004	115 151	(2 707)
31/12/2003	117 859	(7 202)
Centum SGPS SA
31/12/2004	10 114	468
31/12/2003	9 645	1 153
ESIA – Inter-Atlântico Companhia de Seguros SA
31/12/2004	—	—
31/12/2003	2 570	(6 496)
ES Bank (Panama) SA
31/12/2004	34 382	1 760
31/12/2003	9 945	4 146
ES Venture Ltd
31/12/2004	(613)	(23)
31/12/2003	(614)	(624)
ESFG Overseas Ltd
31/12/2004	281 211 (*)	—
31/12/2003	281 211 (*)	—
ES Equipamentos e Seguranca SA
31/12/2004	(997)	(56)
31/12/2003	(941)	(440)

(*) Include Euro 281,210,536 Non-cumulative Guaranteed Preference Shares which are not owned by ESFG.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 6 — LOANS AND LONG-TERM ADVANCES TO SUBSIDIARIES AND AFFILIATED UNDERTAKINGS

	2003	2004

	Euros	Euros
ESFIL – Espírito Santo Financière SA	48 800 365	49 032 409
Espírito Santo Financial (Portugal) SGPS SA	340 170 461	340 170 461
Centum SGPS SA	21 316 477	20 816 477
Partran SGPS SA	42 362 567	43 951 891
ES Venture	6 406 692	5 052 000

	459 056 562	459 023 238

The balance due from ESFIL represents a revolving loan of CHF 59,040,000, a revolving subordinated loan of CHF 10,000,000 (both granted on December 23, 1993 and outstanding as of December 31, 2004 and 2003) and a new loan of EUR 4,300,000 granted on November 16, 2004. On November 16, 2004 the US$ 5,700,000 outstanding as of December 31, 2003 was repaid by ESFIL. The loans bear interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Espírito Santo Financial (Portugal) SGPS SA represents the following revolving loans:

—	Euro 71,879,127 granted on December 20, 2000 of which Euro 908,127 was repaid in 2002

—	Euro 169,300,000 granted on November 29, 2002

—	Euro 67,399,461 granted on December 20, 2002

—	Euro 1,000,000 granted on January 30, 2003

—	Euro 31,500,000 granted on July 04, 2003

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Centum SGPS SA represents the following revolving loans:

—	Euro 9,989,723 granted on July 28, 2000 of which Euro 1,500,000 was repaid during 2002, Euro 1,100,000 during 2003 and Euro 500,000 during 2004

—	Euro 1,346,754 granted on December 22, 2000

—	Euro 11,000,000 granted on December 21, 2001

—	Euro 1,580,000 granted on April 29, 2003

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

The receivable from Partran SGPS SA represents the following revolving loans:

—	Euro 2,722,136 granted on October 9, 2001,

—	Euro 2,264,113 granted on January 9, 2002

—	Euro 2,063,436 granted on April 9, 2002

—	Euro 2,182,776 granted on July 9, 2002

—	Euro 2,177,959 granted on October 9, 2002

—	Euro 26,668,000 granted on December 30, 2002

—	Euro 2,054,836 granted on January 9, 2003

—	Euro 1,824,091 granted on April 9, 2003

—	Euro 405,220 granted on October 7, 2003

—	Euro 403,365 granted on January 7, 2004

—	Euro 396,158 granted on April 5, 2004

—	Euro 388,049 granted on July 7, 2004

—	Euro 401,752 granted on October 7, 2004

The loans bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties, but not before one year.

The receivable from ES Venture represents advances made during 2002 and 2003. In 2004 ES Venture repaid Euro 1,354,692. These advances bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

NOTE 7 — OTHER FINANCIAL ASSETS

Other financial assets include Euro 9,516,717 (2003: Euro 12,013,979) related with Life-Insurance policies in favour of the Company and some of its Directors.

NOTE 8 — DEBTORS

Debtors balances comprise essentially short term advances to and receivables from affiliated undertakings and related entities.

	2003	2004

	Euros	Euros
Companhia de Seguros Tranquilidade SA	508 715	7 947 071
Banco Espírito Santo SA	786 712	894 804
ESFIL – Espírito Santo Financière SA	4 794 167	5 753 756
Others	28 904	399 205

	6 118 498	14 994 836

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 9 — CASH AND SHORT TERM DEPOSITS WITH BANKS

Cash and short term deposits with banks are mainly with Banco Espírito Santo SA, a bank subsidiary.

NOTE 10 — SHARE CAPITAL

	2003	2004

	Euros	Euros
Ordinary shares
Authorised:
100,000,000 (2003 – 100,000,000) shares of Euros 10 (2003 – Euros 10) each	1 000 000 000	1 000 000 000

Subscribed, issued and fully paid:
47,908,555 (2003: 47,908,555) shares of Euros 10 (2003 – Euros 10) each	479 085 550	479 085 550

NOTE 11 — SHARE PREMIUM, RESERVES AND PROFIT BROUGHT FORWARD

	Share premium	Legal reserve	Free reserves

	Euros	Euros	Euros
December 31, 2003	170 526 368	24 350 000	137 891 589
Prior year profit	—	—	3 310 125
Appropriation to legal reserve	—	165 510	(165 510)
Dividend paid	—	—	(4 790 855)

December 31, 2004	170 526 368	24 515 510	136 245 349

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. The legal reserve is not available for distribution. The free reserves are available for distribution at the discretion of the shareholders.

The appropriation of the 2003 result was approved at the annual general meeting of shareholders on May 28, 2004. The shareholders decided to pay a dividend of Euros 0.10 per share on 47,908,555 ordinary shares issued at December 31, 2003.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 12 — BORROWINGS

	2003	2004

	Euros	Euros
Fixed Rate Convertible Notes due 2006	200 000 000	200 000 000
Fixed Rate Convertible Notes due 2007	110 000 000	110 000 000

	310 000 000	310 000 000

ESFG has the following convertible bond issues outstanding at December 31, 2004:

—
Euro 200,000,000 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated 12 November, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of Euro 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the Bonds have been converted to date.

—
Euro 110,000,000 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated 7 February, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible on or after March 19, 2002 to February 7, 2007 into Ordinary Shares at an initial conversion price of Euro 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the Bonds have been converted to date.

NOTE 13 — OTHER DEBTS

	2003	2004

	Euros	Euros
Interest payable (less than one year)	4 668 929	4 679 386
Payable to group companies (more than one year)	280 745 062	277 899 804
Sundry payables (less than one year)	851 215	370 181

	286 265 206	282 949 371

Payable to group companies include Euro 277,899,804 due to ESFG Overseas Ltd (2003: Euro 280,262,118). The advance from ESFG Overseas Ltd is revolving and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties. In 2004, the interest charge was Euro 15,997,372 (2003: Euro 14,756,166).

NOTE 14 — OTHER CHARGES

In 2004 other charges include Euro 1,107,432 (2003: Euro 8,368,333) paid to ESFG Overseas Ltd, within the guarantee issued in 1998 related to the Non-cumulative Guaranteed Preference Shares (see Note 17) and Euro 3,610,440 representing foreign exchange difference on life insurance policies in favour of the Company and some of its Directors (see Note 7).

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2004

NOTE 15 — INCOME GENERATED FROM FIXED FINANCIAL ASSETS

	2003	2004

	Euros	Euros
Dividend income
Banco Espírito Santo SA	200 546	485 725
ESFIL – Espírito Santo Financière SA	18 000 000	—
Espírito Santo Financial (Portugal) SA	39 507 600	49 790 400
Bespar SGPS	342 750	189 180
Others	34 015	33 803

Total dividend income	58 084 911	50 499 108
Income from sale of investments in subsidiary companies	—	2 295 863
Interest income on loans to subsidiary companies	2 281 212	2 288 843

	60 366 123	55 083 814

Income from sale of investments in subsidiary companies in 2004 includes Euro 2,249,592 from the sale of the Company’s investment in ESIA to Companhia de Seguros Tranquilidade SA, as referred to in Note 5.

NOTE 16 — OTHER INCOME

	2003	2004

	Euros	Euros
Gain on sale of negotiable securities	—	1 235 201
Other	268 541	60 487

	268 541	1 295 688

NOTE 17 — COMMITMENTS AND CONTINGENCIES

In June 1998, ESFG issued a guarantee to ESFG Overseas Ltd to cover the payment of dividends and liquidation of the Non-cumulative Guaranteed Preference Shares in the amount of Euro 153,387,564 (formerly DEM 300 million) and Euro 127,822,970 (formerly DEM 250 million) issued by ESFG Overseas Ltd, Cayman Islands.

Under this guarantee, ESFG irrevocably and unconditionally agrees to pay the holders of the preference shares the guaranteed payments, as and when due, regardless of any defence, right of set-off or counterclaim which ESFG Overseas Ltd may have or assert. This guarantee is continuing, irrevocable, unconditional and absolute.

NOTE 18 — TAXATION

On September 6, 2002 an extraordinary general assembly of shareholders decided to change the tax status of the Company from that of a 1929 holding company to that of an ordinary taxable investment company. Consequently, until such date, the Company qualified under Luxembourg law as a holding company and accordingly no Luxembourg taxes on income or capital gains were payable; the Company was subject to an annual “taxe d’abonnement” on the average market value of the issued share capital at the rate of 0.20% per annum. Since then the Company is subject to the general tax regulations applicable to investment companies.

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REGISTERED AND HEAD OFFICE OF ESFG

Espírito Santo Financial Group S.A.
231, Val des Bons-Malades
L-2121 Luxembourg-Kirchberg

JOINT GLOBAL CO-ORDINATORS AND JOINT BOOKRUNNERS

Banco Espírito Santo de Investimento, S.A. Rua Alexandre Herculano, 38 1269-161 Lisbon	Lehman Brothers International (Europe) 25 Bank Street London E14 5LE

LEGAL ADVISERS

To ESFG as to English law	To ESFG as to Luxembourg law

Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS	Linklaters Loesch 35 Avenue John F. Kennedy L-1855 Luxembourg

To the Underwriters as to English law

Lovells
Atlantic House
Holborn Viaduct
London EC1A 2FG

AUDITORS AND REPORTING ACCOUNTANTS

KPMG Audit S.à.r.l
31, Allée Scheffer
L-2520 Luxembourg

REGISTRAR AND PAYING AGENT

Kreditbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg